As confidentially submitted to the U.S. Securities and Exchange Commission on August 30, 2021.

This Amendment No. 1 to the confidential draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Confidential Submission on

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

All Market Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2000	11-3713156
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

250 Park Avenue South

Seventh Floor

New York, NY 10003

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Michael Kirban, Co-Founder and Co-Chief Executive Officer

Martin Roper, Co-Chief Executive Officer

All Market Inc.

250 Park Avenue South, 7th Floor

New York, NY 10003

(212) 206-0763

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Ian D. Schuman Stelios G. Saffos Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Alexander D. Lynch Barbra J. Broudy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                , 2021

Shares of Common Stock

This is an initial public offering of shares of common stock of All Market Inc. (d/b/a “The Vita Coco Company”). We are offering                 shares of our common stock. The selling stockholders identified in this prospectus are offering                 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $                and $                per share. We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “COCO.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements for this registration statement and in future reports after the completion of this offering.

We elected in April 2021 to be treated as a public benefit corporation under Delaware law. As a public benefit corporation, we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those affected by the specific benefit purposes set forth in our certificate of incorporation. Accordingly, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 33 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(¹)	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

¹	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We and the selling stockholders have granted to the underwriters the option for a period of up to 30 days to purchase up to an additional                shares of common stock from them at the initial public offering price, less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                , 2021.

Goldman Sachs & Co. LLC	Credit Suisse	Evercore ISI

Wells Fargo Securities

Prospectus dated                , 2021.

THE VITA COCO COMPANY®

A PUBLIC BENEFIT CORP.

BRANDS AS A FORCE FOR GOOD.

USDA ORGANIC
NUTRIENTS & ELECTROLYTES
VITA COCO
Coconut WATER
ORGANIC
16.9 FL OZ 500 mL
NOT FROM CONCENTRATE
NUTRIENTS & ELECTROLYTES
VITA COCO
Coconut WATER
PINEAPPLE
16.9 FL OZ 500 mL
NOT FROM CONCENTRATE

THE VITS COCO COMPANY(R) A PUBLIC BENEFIT CORP. BRANDS AS A FORCE FOR GOOD.

THE VITA COCO COMPANY®

A HEALTHY BEVERAGE PLATFORM FOR THE NEXT GENERATION

PROTEIN INFUSED WATER
PWR LIFT
VITA COCO BOOSTED
VANILLA LATTE
NO ADDED SUGAR*
VITA COCO
Coconut MILK
NON-DAIRY BEVERAGE
COCO CREATIONS
ORIGINAL
RICH AND CREAMY
EVER & EVER
& ever &
NUTRIENTS & ELECTROLYTES
VITA COCO
Coconut WATER
THE ORIGINAL
33.8 FL OZ 1L
NOT FROM CONCENTRATE
VITA COCO
Hydration Drink Mix
10 CALORIES CLEAN ENERGY
RUNA
BLOOD ORANGE
VITA COCO
Pressed
COCONUT WATER
THE ORIGINAL
VITA COCO
Coconut OIL

THE VITS COCO COMPANY(R) A HEALTHY BEVERAGE PLATFORM FOR THE NEXT GENERATION

THE VITS COCO COMPANY(R) LEVERAGING NATURE'S RESOURCES COCONUTS: VERSATILE NUTRITION GUAYUSA LEAVES: NATURAL ENERGY

FOR ALL OCCASIONS

VITA COCO

AS BREAKFAST

VITA COCO

IN A SMOOTHIE

VITA COCO
Coconut
WATER
THE ORIGINAL
5LB

AFTER A WORKOUT

VITA COCO
Coconut

AS A PICK ME UP

VITA COCO
Coconut
WATER
THE ORIGINAL

IN A COCKTAIL

AFTER A NIGHT OUT

RUNA

FOR ENERGY

EVERYDAY HYDRATION

PWR LIFT

AFTER A SWEAT

FOR ALL OCCASIONS AS BREAKFAST IN A SMOOTHIE AFTER A WORKOUT AS A PICK ME UP IN A COCKTAIL AFTER A NIGHT OUT ENERGY EVERYDAY HYDRATION AFTER A SWEAT

VITA COCO

VITA COCO

LOVED BY CONSUMERS

VITA COCO

VITA COCO

LOVED BY CONSUMERS

BUILDING THRIVING COMMUNITIES

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. Neither we, the selling stockholders, nor the underwriters take responsibility for, and can provide assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, results of operations, financial condition, and prospects may have changed since such date.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus and any free writing prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections and other information concerning our industry and our business, including data regarding the estimated size of the market, projected growth rates and perceptions and preferences of customers, that we have prepared based on industry publications, reports and other independent sources, each of which is either publicly available without charge or available on a subscription fee basis. None of such information was prepared specifically for us in connection with this offering. Some data also is based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information. Market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Although we are responsible for all of the disclosures contained in this prospectus and we believe the industry and market data included in this prospectus is reliable, we have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions on which such data is based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. The industry and market data included in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information.

Unless otherwise expressly stated, we obtained industry, business, market and other data from the reports, publications and other materials and sources listed below. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

•	SPINS MultiOutlet + Convenience Channel (powered by IRI), for the 52 weeks ended May 16, 2021, or SPINS;

•	Information Resources Inc. Custom Research, MULO + Convenience channels, for the periods ended August 8, 2021, or IRI;

•	IRI, Total Chilled Coconut Water Category, Value Sales, 52, Weeks to 19th June 2021, Total UK, or IRI UK;

•	Euromonitor International Limited; Coconut and other plant waters category, Combined On-Trade & Off-Trade Value Sales for 2020 as per Passport Soft Drinks 2021 edition, or Euromonitor; and

•	Numerator, for the 12 months ended July 25, 2021, or Numerator.

i

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus without the ® and TM symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. Specifically, we make use of the non-GAAP financial measures “EBITDA” and “Adjusted EBITDA.”

EBITDA and Adjusted EBITDA have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because we believe it is useful for investors to see the measures that management uses to evaluate the Company. Management uses EBITDA and Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and should not be considered as an alternative to net income as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

LETTER FROM MICHAEL KIRBAN, CO-FOUNDER AND CO-CHIEF EXECUTIVE OFFICER

I have always been non-traditional, leading with my heart, trusting my instincts and always true to my values. Growing up dyslexic, I had a hard time connecting with books, but an easy time connecting with people and the outdoors. I came from a family of entrepreneurs who embraced my differences and inspired me to pursue my passions. Starting even as a kindergartener selling tomatoes at my grandmother’s card games, my entrepreneurial spirit has always propelled me to embrace the combination of business with the fruits of nature. Experiences like that have helped to form my passion of living every day to the fullest while bringing joy to those around me, and thus starting me down the path that would ultimately lead to the creation of Vita Coco.

The Adventure of a Lifetime

Vita Coco, like many great adventures, began in a bar. On a cold winter evening in 2003, my best friend, Ira, and I met two Brazilian women at a Manhattan bar and this encounter changed our lives forever, particularly for Ira who sold everything he had, married one of the women and moved to Brazil. It was on my first visit to Brazil that Ira introduced me to coconut water straight from a coconut. In the midst of a hot, active day, the drink was incredibly refreshing and hydrating. Surprisingly, packaged coconut water filled the shelves of Brazilian grocery stores. As I traveled through Brazil, I noticed that packaged coconut water was as prevalent as bottled water, and I started opting for coconut water because it made me feel great. Back in the United States, pure coconut water didn’t exist. This we knew was a white space we could fill.

We took the next four months and created our brand Vita Coco, found a local co-manufacturer and started selling our product. We found a small distributor in Brooklyn and lower Manhattan, and I rollerbladed from store to store sampling and selling Vita Coco. In Latino and Southeast Asian grocery stores, people would literally hug me with joy and tell me that the product reminded them of their childhoods. In natural food stores and yoga studios people told me how excited they were to have found a natural alternative to artificial sport drinks. We knew early on we had a winner. Today, our products are sold in 24 countries around the world with hundreds of thousands of points of distribution. We are the number one coconut water brand with a significant relative market share advantage. We quickly became one of the largest independently owned and fastest growing healthy beverage brands globally.

Our success did not go unnoticed! In 2009, Coca Cola and PepsiCo entered our category through acquisitions. Some feared that the strength of their distribution networks would lead to our demise. In fact, the opposite happened. We did what we have always done best: we out-hustled, out-innovated, and out-maneuvered the competition. We battled with everything we had. And we won what has been dubbed, “The Coconut Water Wars”! Most importantly, we won because consumers loved our brand and stayed loyal to it.

As the brand grew, we needed more and more coconuts. From Brazil, we expanded our supply chain into Southeast Asia where we partnered with the largest producers of food grade coconut products in the Philippines. When we asked if we could purchase their coconut water, they literally laughed at us because to them, the water was a by-product. After laughing with them out of courtesy, we offered to invest capital and help them procure the right equipment in exchange for a long-term, exclusive supply agreement. They thought we were crazy, but agreed and soon we were up and running. We replicated this same exact model with many of the world’s other large coconut product manufacturers in Sri Lanka, Indonesia, Malaysia and Thailand. Our supply chain has proven to be incredibly robust, globally diversified, protected, and scalable. We were upcycling even before it became culturally relevant.

We have developed a symbiotic relationship with our global suppliers: we have become invaluable to each other, and we take this responsibility very seriously. As our supply chain scaled, we came across an entirely different and unexpected opportunity: we realized we could positively impact the communities from which we source our coconuts, and that we could magnify our impact even more. Our coconuts are mostly grown and harvested by thousands of small family farmers. Many of our farming partners and the people in their communities live in poverty. For generations, they’ve supported themselves by selling coconuts and fishing for food. While visiting these farming communities in Southeast Asia, we saw things that were completely foreign to us, such as young children attending school while huddled in the mud under a tarp to protect them from the rain. We also heard stories of farmers cutting down their coconut palms for lumber because the trees were producing only 1/3 of the coconuts that the same trees had produced for their parents and grandparents. We quickly understood that if we were going to be successful in the long-term, these farming communities needed to grow with us. Helping them was the right thing to do, not only for the business but for humanity. That’s when we created the Vita Coco Project based on a simple philosophy of “Give, Grow and Guide,” with the goal to build thriving communities and impact the lives of over one million people.

Over the past seven years, we’ve built nearly 30 schools, offered dozens of college scholarships and have trained hundreds of local farmers at our model farms to be more productive and efficient. By teaching simple farming practices like intercropping, planting new seedlings and better harvesting techniques, we have helped these families increase their yield, income and livelihoods. This has been one of the most rewarding parts of the journey for me. This has led us to evolve our corporate structure to a Public Benefit Corporation. The specific benefit and purpose of The Vita Coco Company is harnessing, while protecting, nature’s resources for the betterment of the world and its inhabitants, by creating ethical, sustainable, better-for-you beverages and consumer products that not only uplift our communities, but that do right by our planet.

We are committed to using our business as a force for good. During the pandemic, we saw our sales surge by over 100%, which prompted us to donate $1 million of our profits to No Kid Hungry and Feeding America and we challenged our much larger competitors on Twitter to do the same. Many of them did! We’re looking forward to continuing our efforts to deliver better products that are indeed, better for the world.

The Next Chapter of Our Journey

Now we are planning our next adventure, and we believe the best place for us to advance on this journey is in the public markets. We believe that being public will give us the currency to further accelerate our growth and offer us a platform to have a greater impact. Most healthy hydration companies are small, private and just don’t have the scale to achieve their true potential. We, on the other hand, have spent seventeen years building one of the largest independently owned healthy hydration companies, and I believe it has all led up to this moment; the beginning of something much larger and much more impactful.

Today’s global beverage market is controlled mainly by behemoths who generate most of their profits from products that are not necessarily healthy for people or the planet. 21st century consumers seek products and brands that are not only good for their bodies but better for society. Our values of aligning profit with purpose really resonates with our consumers. We are humbled by their trust and loyalty, and they motivate us to do better every day.

The white space we see ahead remains enormous. Significant growth opportunities exist for our core brand, Vita Coco, through greater household penetration, distribution gains and innovation. We also plan to create new healthy, functional beverages and to acquire brands that fit with our values. Our goal is to be the fastest growing and most impactful healthy hydration company in the world. And when we win, so will our partners—whether consumers, retailers, employees, growers or investors.

A teacher once told me “If you can’t read, you’ll never be able to get a job!”. And to this day, I’ve never held a job or even been on a job interview. Instead, I have been able to spend every day with my best friends (otherwise known as my co-workers), create amazing products that people love and have the privilege to positively impact millions of people’s lives. If only my teachers could see me now!

I hope you will join us on this journey and help us continue to grow and redefine the meaning of good for you—for your body, for your communities, for your planet.

Thank you,

Mike

v

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Vita Coco,” the “company,” “we,” “us,” and “our” in this prospectus refer to All Market Inc. (d/b/a “The Vita Coco Company”) and its consolidated subsidiaries.

The Leader of a Healthy Beverage Revolution Through the Power of Plants

The Vita Coco Company is a leading fast-growing, plant-based functional hydration platform, which pioneered packaged coconut water in 2004, and recently began extending into other healthy hydration categories. We are on a mission to reimagine what is possible when brands deliver great tasting, natural, and nutritious products that are better for consumers and better for the world. At the Vita Coco Company, we strongly believe that we have a nearly two-decade head start on building a modern, healthy beverage company providing products that consumers demand. We observed early on the shift toward healthier and more functional beverage and food products led by the next generation of consumers. As a result, we believe our platform is tethered to the future and not anchored to the past. Our portfolio is led by Vita Coco, which is the leader in the global coconut water category with additional coconut oil and coconut milk offerings, and includes Runa, a leading plant-based energy drink inspired from a plant native to Ecuador, Ever & Ever, a sustainably packaged water, and the recently launched PWR LIFT, a flavored protein-infused water.

Since our inception, we have been boldly re-defining healthy hydration to truly be good for your body rather than “less bad for you” as defined by the old guards of the beverage industry. We have embraced the power of plants from around the globe by turning them into conveniently packaged beverages that our consumers can enjoy across need-states and beverage occasions throughout the day—as a replacement to orange juice in the morning, as a natural sports drink invented by Mother Nature, as a refreshing alternative to both regular or plant-based milk in a smoothie, or simply on its own as a great-tasting functional hydrator. Together, our brands help our consumers satiate their large and growing thirst for healthy and functional hydration, which fuels well-being from the inside out. This enables us to serve a U.S. beverage market of over $119 billion, providing a long runway for growth, and within which the $13 billion natural segment is currently growing at twice the pace of the conventional brands, according to SPINS.

We do all of this as a responsible global citizen with a consistent appreciation of our impact on the environment and social wellbeing of the communities in which we operate. We are a Public Benefit Corporation focused on harnessing, while protecting, nature’s resources for the betterment of the world and its habitants by creating ethical, sustainable, better-for-you beverages and consumer products that not only uplift our communities, but that do right by our planet. That is why we bring our products to market through a responsibly designed supply chain, and provide our farmers and producers the partnership, investment, and training they need to not only reduce waste and environmental impact, but bring income and opportunity to local communities. Ultimately, we believe it is our unique, inclusive, and entrepreneurial culture rooted in being kind to our bodies, our environment, and to each other, that enables us to win in the marketplace and ride the healthy hydration wave of the future. Our journey is still young, and we believe that we are well-positioned to continue to deliver exceptional growth and profitability as we continue to grow our consumer reach in existing and new markets around the globe. We are laser focused on owning as many healthy hydration occasions as possible.

We have undertaken numerous initiatives to turn our ideals into action. In 2014, we created the Vita Coco Project to support and empower our coconut farming communities through innovative farming practices, improving education resources, and scaling our business to promote economic prosperity—through all of which we hope to positively impact the lives of over one million people. Additionally, we seek to partner with other third party organizations that share and advance our ideals including fair trade, accessible nutrition and wellness, and environmental responsibility.

Vita Coco: The Global Leader in Coconut Water

We pioneered the North American and European packaged coconut water market and made coconut water a mainstream beverage loved by consumers who were seeking healthier alternatives. Today we are the largest brand globally in the coconut and other plant waters category, according to Euromonitor. Our visionary co-founder and co-CEO, Mike Kirban, discovered coconut water on an adventure in Brazil with his best friend. In many tropical countries, coconut water is viewed as a gift from Mother Nature and has been consumed for centuries as a substitute for water given its hydrating and functional properties from electrolytes. Since the beginning, our goal has been to bring high quality yet affordably priced and sustainably sourced coconut water to the masses.

When Vita Coco launched in New York City in 2004, we established the coconut water category as a premium lifestyle drink, and we have been on the forefront of natural and functional beverages ever since. We believe the ongoing adoption of Vita Coco is largely attributable to its taste qualities and nutrients, and the fact that it is an alternative to sugar-packed sports drinks and other less healthy hydration alternatives. Vita Coco has evolved from a single pure coconut water SKU, to a full portfolio of coconut water flavors and enhanced coconut waters, as well as other plant based offerings such as coconut oil and coconut milk, all of which have been commercially successful and loved by consumers, such as Vita Coco Boosted, Vita Coco Super Sparkling and Vita Coco Farmers Organic. With market share leadership, the Vita Coco brand is synonymous with coconut water and healthy hydration. Vita Coco is truly the brand that helps you “drink a little better, eat a little better, and live a little better.” We have leveraged the strength of our category leading Vita Coco brand and our innovation capabilities to broaden our portfolio.

Vita Coco is the coconut water category leader with 45% market share in the United States, a 35% relative market share advantage over the next leading competitor, according to IRI. Vita Coco is driving growth in the overall category as well as growing its share. The brand competes in the $2 billion global coconut and plant waters category, according to Euromonitor, and is only being sold in 24 countries, with low household penetration in most of them. We believe that Vita Coco has had the biggest influence in making coconut water a mainstream beverage choice in the United States, and driving the category to its 15% year-over-year growth, which is outpacing the growth in enhanced waters and sparkling waters, with 14% and 6% year-over-year growth, respectively, for the 26 weeks ended, August 8, 2021, according to IRI Custom Research. The category and the brand are sought after by consumers of all ages, but according to Numerator, does skew to younger and more multicultural shoppers, supporting the exciting growth prospects we have.

Internationally, our business is anchored by Vita Coco’s footprint in the United Kingdom, where it is the coconut water category leader with over 70% market share, according to IRI UK. Our U.K. footprint and operational base in Asia, has allowed us to start selling into other European and Asian countries, where our brand while still nascent, has been well received. In collaboration with our key retail partners in the United Kingdom, we have innovated beyond our current portfolio by extending the brand into natural personal care products and CBD-infused beverages that have been well received by our loyal consumer base. We have established solid foundations in key markets such as China, France, Spain, the Nordic Region and the Middle East from which to build our brand.

Available Where Our Consumer Wants Us to Be

As we build and expand our business, we strive to democratize health and wellness by making our high-quality products accessible to mainstream consumers through broad distribution and price points. Our products are distributed through club, food, drug, mass, convenience, e-commerce, and foodservice channels across North America, Europe, and Asia. In the United States, we are available from up and down the street in bodegas where we got our start to natural food and big box stores all over the country. We can also be found in a variety of on-premise locations such as yoga studios, corporate offices and even music festivals and sports arenas.

We go to market in North America through a versatile and tailored approach that varies depending on a given product’s lifecycle stage, and the needs of our retail partners as brands evolve and mature. This practice will continue as we expand our platform through innovation and acquisitions, and we utilize our insights and experience across various distribution channels, including direct-store-delivery, or DSD, direct-to-retailer warehousing, or DTW, and broadline distribution partners (e.g., UNFI, KeHE). We are in the advantageous situation where without owning any of the assets needed for distribution, we can match the right retailer needs with the right route to market. For example, where club and e-commerce retailers prefer to receive full truckloads of our products directly delivered to the limited number of warehouses they deploy, in most instances the convenience retailers, with over 100,000 doors in the channel, prefer to have smaller deliveries directly to their stores through our distributor network that provides national coverage.

In addition to the strength of our brand, we believe our strong relationships across retailers is further aided by our highly-engaged sales and marketing teams who continually raise the bar for retail execution in the industry. Their proven track record of creating consumer excitement at the point of purchase has helped ensure that our products continue to fly off the shelves, while getting continuously restocked. We believe our marketing team has written the playbook on authentic grassroots brand building and influencer marketing, which draws highly coveted consumers into our retail partners in search of our products. Our in-the-field marketing efforts couple well with our superstar investors to tout the quality of our products and authenticity of the brand to further support ongoing purchasing.

Vita Coco – Year-Over-Year Retail Sales Growth

Source: Retail sales of Vita Coco brand per IRI for the periods ended August 8, 2021 (MULO + Convenience).

2020 AMERICAS SALES BY CHANNEL	2020 AMERICAS SALES BY ROUTE TO MARKET

Source: Management estimates based on gross sales and IRI Custom Research.

Notes: “Other” includes e-commerce, convenience and food service.

Unique Global Supply Chain Anchored in Upcycling and Supporting Growth Prospects

We have set up an asset-lite business model. We believe we have unique expertise sourcing and overseeing the packaging of coconut water from the tropical belt, and delivering our high quality, branded packaged coconut water to consumers worldwide. Through our direct access to coconut farmers globally and our relationships with processors in many countries, including the Philippines, Indonesia, and Brazil, we have built up a unique body of knowledge and relationships which we believe creates a competitive advantage unrivaled in the industry. We believe this is an important differentiator for our business and difficult to replicate.

As the pioneer of branded coconut water in the United States, we sourced our first coconut water in the early 2000s in Brazil, and helped local producers set up the infrastructure needed to supply and grow a high quality coconut water business. Over time, we took this capability to other parts of the world and also started giving back to the local communities in which we operate.

We have carefully cultivated a coconut water supply chain of scale, which enables coconut processing facilities to monetize their coconut water. Prior to our involvement, many facilities had solely focused on desiccated coconut, coconut cream, and other coconut products, and were discarding the coconut water as an un-needed byproduct of their coconut processing. Thus, we saw an opportunity for upcycling the coconut water.

Unlike other packaged beverages that can be produced or co-packed anywhere, coconut water needs to be transferred from the coconut into an aseptic package within hours of the coconut being cut from the tree. This means that we had to set up our production process as close to the coconut farms as possible to keep quality at the highest level. This was often in remote, less developed tropical areas with unsophisticated infrastructure and antiquated farming practices. In the areas we source from, we have established model farms to emulate, and we work closely with our manufacturing partners to assist the local farmers with best practices on how to grow and process coconuts in a sustainable and efficient manner. We believe the work we are doing with our manufacturing partners has set the gold standard for coconut water processing.

In exchange for sharing the technical resources and expert know-how that we developed over time, we receive long-term contracts, typically with exclusivity provisions. We helped in creating an invaluable, loyal farming community around our manufacturing partners through our agricultural education programs and investments in schooling. This has strengthened our long-term manufacturing relationships and enables the scale and capacity needed for future growth.

Today, our supply chain reaches far beyond Brazil, and includes tropical countries around the world including the Philippines, Thailand and Sri Lanka. Our thousands of farming partners presently organize the cracking of approximately 2.5 million coconuts each day at the highest quality standards to meet our demand for just that, and we believe we are the largest purchaser of coconut water in the world. We source approximately two-thirds of our coconut water from Asia, and one-third from Latin America. Our well-diversified global network spans across 10 countries, 15 coconut water factories and five co-packing facilities, which together are able to seamlessly service our commercial markets with delicious coconut water. We believe this network, and the relationships within it, are truly valuable, unique, and hard to replicate at scale.

Our business model is asset-lite as we do not own any of the coconut water factories that we work with, and we use co-packers for local production when needed in our major markets. This provides us with enormous flexibility as we can move production from one facility or country to another quickly. We are able to rapidly adjust our sourcing and production on a global scale, which not only de-risks our exposure to political, weather and macro-economic risks, but also ensures a constant, reliable and high quality supply of coconut water while keeping operations nimble and capital efficient.

Additionally, all of our manufacturing partners operate under the highest quality standards, and collectively provide a range of Tetra, PET and canning capabilities. This not only supports our existing offerings, but also allows us to be more expansive with our approach to innovation and product releases, such that we are not constrained due to any one packaging type.

Our supply chain scale, diversification, and flexibility also create leverage with manufacturers, warehouses, and logistics providers to reduce waste and operating and transportation costs, and help us reduce our total costs while maintaining reliable supply. This scale also supports our position as one of the largest and highest quality coconut water producers in the world and should allow us to continue to manage our supply and growth prospects for many years to come.

Leveraging Our Success and Scale into a Multi-Brand Platform

Over the past nearly two decades, we have built the scale to service our retailers and consumers around the globe. While we have grown into a larger organization with a strong back office team, our entrepreneurial spirit stays central to everything we do. Our sales team seeks to set the bar for retail execution in the industry, and has a proven track record of creating consumer excitement at the point of purchase. They are complemented by our marketing team who effectively employs authentic grassroots brand building and influencer marketing campaigns to aid brand awareness. We have leveraged our scale and entrepreneurial spirit to expand into other categories both organically and through acquisitions. We are constantly looking to expand our demographic reach and the beverage occasions that our products serve. We remain very focused on growing our share of the beverage market that sits at the intersection of functional and natural through a wide variety of clean, responsible, good for you products.

We expanded into private label coconut water in 2016 as a way to develop stronger ties with select, strategic retail partners and improve our operating scale. This strategic move has enabled us to grow our branded share in the category as well as improve our gross margins across the total portfolio. We leverage private label as a way to manage the overall coconut water category at retail, enabling us to be better stewards of the category and influence the look and feel at retail shelves and more of the overall consumer experience with coconut water. Our private label offering strategically increases the scale and efficiency of our coconut water supply chain, and also proactively provides us with improved revenue management. Through this offering, we are able to better manage our products and capture the value segment without diluting our own brand, while concurrently supporting more family farms in the regions that we operate in. While our private label business has aided our growth historically, we expect our brands to be the primary drivers of top-line growth going forward.

After building the scale and infrastructure to support our beloved Vita Coco brand, we realized that we were well positioned to support our platform with other innovations and brands that could leverage our strong capabilities in sales, marketing, and distribution. Not only have we added Vita Coco Coconut Milk as a shelf stable dairy alternative in the club channel, and introduced in summer 2021 the Vita Coco Hydration Drink Mix, a powdered form of flavored coconut water to test in limited online markets, but we have also added other complementary brands.

Since 2018, we have expanded our portfolio with three brands that align with our values and allow us to expand our reach and consumer base, and increase the number of occasions where we can play a role in our consumers’ lives: Runa, Ever & Ever, and PWR LIFT.

Runa: As part of our ongoing evaluation of the broader beverage industry, we saw an opportunity to leverage our success and learning in building Vita Coco and apply it to a clean, plant-based energy drink, with an aim to disrupt the very large and fast growing energy drinks category with a plant-based and fully natural alternative for consumers. This led us to acquire Runa in 2018 given its distinct plant-based and natural energy positioning, and our proven ability to source products from emerging markets. Runa’s clean energy drinks provide consumers a refreshing energy boost without the jolts and jitters, and with less sugar than traditional energy beverages. Runa’s clean taste and smooth energy lift comes from Guayusa, an Amazonian jungle super-leaf containing theobromine and L-theanine, which has been shown to boost energy levels, alertness, and improve consumers’ moods and concentration.

Ever & Ever: Launched in 2019, Ever & Ever is a purified water brand packaged solely in aluminum bottles with a pH balance of 7.4. We saw an opportunity to quickly create a brand that responded to the need for a sustainably packaged water product given the reusable nature of the bottles and its infinite recyclability, and transformed our concept into reality in under three months. Ever & Ever was launched with a focus on the foodservice and office channels, as top Fortune 500 companies and large corporations continue to make a conscious effort to participate in the sustainability movement with a focus on reducing plastic waste.

PWR LIFT: In 2021, we released a functional beverage targeted at the post-workout and recovery usage occasions in PWR LIFT. We believe the fitness market had been lacking drinks that not only deliver thirst-quenching refreshment but also nutritional benefits. These protein-infused flavored waters can do just that – they provide another option for our more fitness-minded consumers to have a great tasting and hydrating beverage while also ensuring they consume their protein following increased levels of exertion. PWR LIFT is currently exclusively available through Amazon.

Track Record of Industry Leading Financial Performance

We exercise strong financial discipline when managing our business and executing on our growth strategies, and our financial performance reflects that. While many companies at our stage and with our growth profile adopt a “growth-at-all-cost” mindset, we have always been focused on profitable, responsible, and sustainable growth. We believe this strategy is the most prudent and value-maximizing for all of our stakeholders, including investors, consumers, customers, employees, and global citizens, over the long-term horizon.

Our recent historical financial performance reflects the tremendous strides we have made to scale and grow our business:

•

For the year ended December 31, 2020, we reported net sales of $311 million, representing a 9% increase from $284 million for the year ended December 31, 2019. For the six months ended June 30, 2021, we reported net sales of $177 million, representing a 15% increase from $154 million for the six months ended June 30, 2020.

•

For the year ended December 31, 2020, we generated gross profit of $105 million, representing a margin of 34% and a 13% increase from $93 million for the year ended December 31, 2019. For the six months ended June 30, 2021, we generate gross profit of $53 million, representing a margin of 30% and remaining relatively flat in absolute dollar terms compared to $53 million for the six months ended June 30, 2020.

•

For the year ended December 31, 2020, our net income was $33 million, representing an increase of 247% from our net income of $9 million for the year ended December 31, 2019. For the six months ended June 30, 2021, our net income was $9 million, representing an increase of 43% from our net income of $7 million for the six months ended June 30, 2020.

•

For the year ended December 31, 2020, our adjusted EBITDA was $35 million, representing a margin of 11% and an increase of 75% from our adjusted EBITDA of $20 million for the year ended December 31, 2019. This improved margin was a result of our gross profit margin expansion and right-sized marketing investments. For the six months ended June 30, 2021, our adjusted EBITDA was $16 million, representing a margin of 9% and a decrease of 16% from our adjusted EBITDA of $19 million for the six months ended June 30, 2020, due in part to a challenging supply chain environment we experienced during the six months ended June 30, 2021.

•

We have traditionally experienced minimal capital expenditures given our asset-lite model. We believe that our operating cash flow and access to credit facilities provide us with sufficient capability to support our growth plans.

•	As of December 31, 2020 and June 30, 2021, we had $25 million and $38 million, respectively, of outstanding indebtedness.

Net Sales ($m)	Net Income ($m)	Adjusted EBITDA ($m)

Our Competitive Strengths

A Pure-Play Healthy Hydration Platform Disrupting a Massive Category

Ever since his first encounter with a coconut straight from a tree on a sunny beach in Brazil, our co-founder Mike Kirban has been on a mission to bring the benefits of the coconut to the western world. Vita Coco has evolved from one pure coconut water SKU, to an award-winning portfolio of coconut water flavors, enhanced coconut water, coconut oil, and coconut milk, all the while retaining its #1 market share of 45%, which is bigger than the next ten brands combined, according to IRI. In fact, all of our brands are rooted in clean, natural ingredients that deliver tangible and functional benefits to our consumers and address different need-states across all dayparts. Whether it is the electrolytes, nutrients, and vitamins in Vita Coco, Runa’s organic, plant-based and natural caffeine with a lower calorie count and sugar content than traditional energy drinks, PWR LIFT’s flavorful and protein infused water, or Ever & Ever’s aluminum packaging that is infinitely recyclable, our brands embody what we stand for as a company and resonate across consumers. We believe our platform has served as a leader in disrupting and transforming the healthy and functional beverage landscape.

Today, Vita Coco is a top ten refreshment brand (non-alcoholic beverages excluding milk) within the broader $13 billion U.S. natural beverage category, according to SPINS. Vita Coco continues to be the main driver of the coconut water category’s growth while simultaneously increasing our share and outpacing all other branded coconut water competitors. In the last twelve months, our retail sales in the coconut water category grew 15% compared to the 8% and 13% growth in the coconut water and natural beverage categories, respectively, according to SPINS.

Coconut Water versus Total Water Year-Over-Year 26-Weekly Retail Sales Growth

Source: Retail sales per IRI Custom Research (MULO + Convenience).

Authentic Brands Appealing to A Loyal and Attractive Base of Consumers Who Are Coveted by Retailers

Our consistent quality and accessibility has helped establish Vita Coco as synonymous with the coconut water category. According to Numerator, 50% of consumers report Vita Coco as the only brand they consider within the category. As the most trusted brand in the category, according to BrandSpark, Vita Coco tends to be a planned purchase by 69% of brand shoppers, while also driving incremental consumers into the coconut water category. Additionally, of the last six months’ growth, 68% of our growth was attributable to new coconut water category consumers.

Our brand resonates with the fastest growing demographic groups in the United States. We over-index to multi-cultural and younger consumers, and families, which we believe allows us to capture a broader array of the population, and creates early adoption allowing for long-term brand loyalists. According to Numerator, almost 55% of our consumers are non-white, with a large portion identifying as Asian or Hispanic, and 43% of our shoppers are Generation Z or Millennials, with 41% of our consumers having children at home. These are valuable shoppers who are more likely to seek natural and organic foods, prioritize healthy eating, stay up to date on health trends, care about the environment, and engage in an active lifestyle – all of which align with The Vita Coco Company’s core purpose. We always strive to satisfy the functional hydration needs of the emerging generations that are leaving their mark on popular culture.

We believe retailers favor our brands because of the high quality shoppers we attract, alongside the premium products we offer. Our brands are able to attract new shoppers and encourage store traffic, with 860,000+ new households estimated to have been added to our customer base over the 12 months ended July 25, 2021, according to Numerator, and shopper baskets with Vita Coco products are worth 22% more than the average water shopper’s basket over the six month period ended July 25, 2021, according to Numerator. Coconut water offers consumers an affordable health and wellness choice, priced more premium than traditional juices and carbonated soft drinks, while still more affordable than energy drinks and ready-to-drink coffee, enabling us to democratize healthy eating and natural products and drive strong shopper metrics for retailers.

Select Beverage $/EQ Units

Source: Retail and equivalent volume sales per SPINS for the 52 weeks ended May 16, 2021 (MULO + Convenience).

Vita Coco Shopper Characteristics

Source: Numerator for the twelve months ended July 25, 2021.

Note: Index represents the relative concentration of Vita Coco shoppers as compared to average of the total U.S. population (represented by an index of 100).

Agile Innovator with a Proven Track Record

Since day one, we have been category innovators, as proven by our decision to initially launch Vita Coco and pioneer packaged coconut water in the United States. As first-movers and leaders in a major beverage category, we understand the key components to ensuring the lasting success of a product or brand. When we first started Vita Coco, the coconut water category barely existed in the United States and was mostly sold in ethnic grocery stores. We estimate that the coconut water category in the United States was under $10 million when we launched Vita Coco in 2004. Today, this category has grown to $658 million in the United States alone, based on Euromonitor data.

We are consistently innovating our existing portfolio range to drive wider adoption of our brands, increase consumption occasions, and take market share across the natural beverage category. Our company culture empowers our entire team such that our field salespeople and marketers are able to interact with our consumers and incorporate real-time consumer and retailer feedback to identify gaps in our portfolio and find new innovations. For example, inspired by coconut water consumers who sometimes mixed coconut water with other flavored beverages, we created one of the first premium flavored coconut waters in the United States. We develop and release new products where we believe we can differentiate ourselves in a way that is consistent with long-term consumer trends and can leverage our supply chain and distribution capabilities.

More recently, we launched Vita Coco Pressed, a drink that packs more coconutty flavor into every sip. Today, Pressed alone makes up 8% of the coconut water category and as a standalone brand would be the fastest growing coconut water brand in the category relative to competing brands, according to IRI Custom Research. We also recently successfully launched a shelf stable coconut milk under the Vita Coco brand to enter the large and growing plant-based dairy alternatives segment, while also increasing Vita Coco’s ability to participate in additional use occasions such as coffee and cereal.

Additionally, we are constantly evaluating our product formats to ensure we are delivering consumers what they want in the best possible format. We have released new package types, multi-

packs, and larger formats, all of which have supported category growth, and aided in increasing shoppers’ basket sizes by 12%, according to Numerator, and, in 2022, we plan to introduce Vita Coco coconut juice in cans in the Americas, where canned coconut water represents approximately 30% of the coconut water category.

Hybrid Go-to-Market Strategy Enabling Us to Win at Retail

Our entire route to market is designed to maximize efficiency, reliability, flexibility, and profitability: from the way we source our coconut water all the way to how our products are delivered to retailers and consumers. We have refined our distribution model over the past two decades, which has enabled us to deliberately tailor our production and go-to-market capabilities to better serve our diverse customers.

With our unique product portfolio, sophisticated and experienced team, and differentiated supply chain, we believe we are able to outperform smaller competitors with our scale and global reach, while distinguishing ourselves from larger beverage players through our nimbler, hybrid platform. Our distribution capabilities ensure our go-to- market path is efficient and effective for each channel we participate in, as well as each product in its respective lifecycle. For example, when a product is in its early stage of development, we might select a broadline distribution partner for going to market, and as scale increases we could decide to enter it into the DSD system or go DTW if the retailers prefer to do so. Having access to the full range of distribution options, while not being restricted or forced to use only one of them, maximizes our execution speed and impact.

We employ a passionate and highly energetic sales force that is either on the ground talking to consumers and store managers, or in regular dialogue with retailers to ensure we are securing the best possible shelf locations and displays, and executing programs to benefit our retailers’ business – all as a means to grow our business. This insatiable appetite for expansion is key to our growth and continued market position as retailers look to Vita Coco not only as the brand to stock within the coconut water category, but also as a must-have brand within the natural beverages category. As a sign of our ongoing brand and execution strength, we have been able to capture 85% of the growth in the coconut water category in the current year to date, according to IRI Custom Research.

Year-to-Date Share of Retail Sales Growth in Coconut Water Category

Source: Retail sales per IRI for the year-to-date period ended August 8, 2021 (MULO + Convenience).

In addition to our strong sales force and route to market, we have further entrenched our relationship as a value-add supplier to select retailers through servicing their private label needs. Our private label business strengthens our relationships with retailers that are committed to their own private label products, allows us to ensure the integrity and quality of the category and also allows us to enhance the relationships we have forged with coconut water manufacturers globally. This offering supports our leadership position within the coconut water category, and while we believe our branded offering will drive future growth, our private label offering ensures we are continuing to support both retailers and suppliers.

A Unique, Asset-Lite Supply Chain That Starts Close to the Coconut Tree and Is Difficult to Replicate

As pioneers of the coconut water industry, and thought leaders in upcycling coconut water, we have spent the last 17 years developing a global, asset-lite operating model of scale that starts in the tropical belt around the world and is able to seamlessly service our markets with the highest quality packaged coconut water. Our growing body of knowledge on efficient manufacturing and sourcing processes from farm to facility for coconut water has created a competitive advantage that is unrivaled in the industry today.

We believe we are the largest branded coconut water producer in the world, and to date, no competitor has been able to achieve what we do at the same scale and efficiency. We also believe that replicating our current supply chain set-up would be challenging and time consuming.

Our well-diversified global network of thousands of coconut farmers and 15 factories across 10 countries is able to seamlessly service our end markets with the highest quality, delicious coconut water. As we do not own any of the coconut water factories that we work with, our supply chain is asset-lite, which combined with our scale, enables us to be flexible and move production from one facility or country to another as needed. We are able to quickly adapt to changes in the market or consumer preferences while also efficiently introduce new products across our platform.

Our manufacturing partners arrange the cracking of approximately 2.5 million coconuts each day at the highest quality standard for our coconut water needs, which requires supply from thousands of individual coconut farmers spread across the world and manufacturing operations located as closely as practical to the farms. This makes our supply chain truly valuable and unique, and sets us apart from other beverage companies. Our deep, long-standing relationships with our farming community have helped us scale to where we are today and will continue to support our high-growth business model in the future, while positioning us for ongoing profitability.

Finally, we believe our purchasing power is supported by our leading market position through Vita Coco and our private label offering, which provide significant scale-based cost advantages versus competitors and any potential new entrants across sourcing, shipping, and other logistics.

Social Responsibility Commitment That Permeates Through Our Products and Organization

The Vita Coco Company’s purpose is simple: we believe in harnessing, while protecting, nature’s resources for the betterment of the world and its inhabitants by delivering ethical, responsible, and better-for-you hydrating products, that not only taste delicious, but also uplift our communities and do right by our planet. We believe these ideals have had a direct effect on our growth, and cause increased consumer adoption and spend on our products.

Our operational decision-making goes beyond solely maximizing shareholder value. We have sought out and achieved Certified B-Corporation status within parts of our organization, and our parent company, The Vita Coco Company, operates as a Delaware Public Benefit Corporation. Our commitment to social responsibility has three primary areas of focus:

•	promoting healthy lifestyles;

•	cultivating communities and culture; and

•	protecting natural resources.

In addition to our responsible consumer-facing and organizational initiatives, our business’ growth and scale have aided communities where our manufacturing relationships are located. Many of these regions have limited modern infrastructure, and we created the Vita Coco Project to help these coconut farmers increase their annual yield, diversify their crops, and grow sustainably. With our “Give, Grow, Guide” philosophy we remain committed and focused on the future, and seek to contribute to educational programs and facilities through efforts such as building new classrooms and funding scholarships; all to impact the lives of over 1 million people in these communities. We believe this purpose-driven approach has aided our growth as it is strategically aligned with the beliefs of our global consumer base.

Entrepreneurial, Inclusive, and Mission-Driven Culture Led by an Experienced Leadership Team

We have built a high-energy, entrepreneurial, and mission-driven management team. This group is comprised of experienced executives with a track record of success in growing better-for-you hydration and nutritious, healthy brands, developing large scale beverage platforms, and aiding our communities.

Our co-CEO, Michael Kirban, is the visionary co-founder who pioneered the coconut water category in the United States before healthy, functional beverages were top-of-mind for mainstream consumers. He partners closely with our other co-CEO, Martin Roper, who joined the team in 2019 after having been the CEO of The Boston Beer Company for nearly two decades. Mr. Roper was instrumental in transforming The Boston Beer Company from a regional, disruptive, single-branded craft beer company to an international beverage powerhouse with a portfolio of multiple mainstream brands. Mr. Roper’s experience in achieving diversified growth across multiple brands and channels through in-house innovation, strategic M&A and a keen sense for where consumer appetite is have already proven immensely valuable at The Vita Coco Company.

The passion and focus of our leadership permeate throughout our organization. As such, we have been able to attract diverse and highly engaged employees and directors who share our belief in our mission and have further promoted our inclusive company culture.

Our people are at the heart of everything we do, and we pride ourselves on living our values. We are human beings first, we operate with a culture of inclusivity, transparency, and optimism, and we treat our people and our communities with humility and respect, all of the time. Our openness, diverse backgrounds and bottomless curiosity allow us to learn from one another and we are all better for it.

Every employee of The Vita Coco Company understands the value we place on providing “better” for our consumers and our planet. Our full team is bought into utilizing our products to simultaneously help consumers in our served markets achieve their health goals and bring significant economic value to developing countries. We have an ongoing emphasis on how we can further enhance initiatives such as the Vita Coco Project, or improve our sustainability—whether it be through our packaging, analyzing and reducing our carbon footprint, or new ideas that we hear within our collaborative culture. The importance we place on these ideals have resulted in us gaining Certified B-Corporation status for Runa and our European business, and we are proud to have earned this.

Our Growth Strategies

Drive Further Brand Awareness and Customer Acquisition

We believe our ongoing growth is largely attributable to our effectiveness in authentically connecting with a loyal and broad consumer base through bold, dynamic, and disruptive marketing initiatives, and with a brand tone that is honest and true to ourselves. According to BrandSpark, this has translated into Vita Coco becoming the most trusted coconut water brand in the United States and a firm market leader with a size larger than the next ten brands combined, according to SPINS. Our consumer base over indexes relative to peers with the fastest growing demographic trends in the country: our drinkers are younger, more culturally diverse and spend more per shopping trip than the average shopper, according to Numerator.

Our strong position with younger and multicultural consumers in the United States provides an organic consumer growth engine as we believe the demographics in the country are shifting towards a more diverse population and as Generation Z and Millennials will make up the majority of the purchasing power in the country. We are relentless on our mission to offer healthier products and promote an active lifestyle, while taking care of our communities and our planet, and as our consumers actively seek out brands that uphold these values.

Asian American 227 index	Hispanic 170 index	Millennials 142 index

Consumer Index

Source: Numerator, for the twelve months ended July 25, 2021.

Note: Index represents the relative concentration of Vita Coco shoppers as compared to average of the total U.S. population (represented by an index of 100).

Despite our 45% market share within the coconut water category in the United States according to IRI, Vita Coco’s household penetration in the 12 months ended July 31, 2021 is only 9.5%, according to Numerator. In addition to specific retailer distribution opportunities, we see the Midwest region of the United States as an under-penetrated geography for the Vita Coco brand as our household penetration in such region is 66% of our national average. We have a proven track record of highlighting our taste, quality and functional attributes, whether it be through celebrity endorsement, our own social media campaigns, or in-the-field consumer sampling and education.

We believe we have the potential to substantially increase our household penetration in coming years by (1) benefitting from the growth in our core consumer base as the multi-cultural and younger cohorts make up an increasingly larger share of shoppers, (2) raising awareness by leveraging our earned media and increasing our digital media investments, (3) gaining share of coconut water shoppers through our increased pack and flavor offerings, (4) using our sales and promotional teams to increase visibility and trial at retail, and (5) continuing to invest in e-commerce channels to drive higher consumption rates and loyalty. Meanwhile we see additional volume growth opportunities through increasing the frequency of consumption through (1) increasing pantry loading with multi-packs, (2) winning in key occasions such as smoothies, and (3) entering new occasions through functional benefit led innovations such as Vita Coco Boosted with added medium-chain triglyceride, or MCT, and natural caffeine, through additional formats such as Vita Coco coconut juice in cans and through our Vita Coco coconut milk products.

Increase Penetration and Distribution Across Channels

We believe there are significant opportunities across channels to gain distribution, and we plan to leverage our existing relationships to increase penetration and broaden our footprint across the Americas. Despite achieving over $230 million in retail sales for the 52 weeks ended August 8, 2021, as reported by IRI, we are continuing to experience 27% retail dollar sales growth across the United States for the 13 weeks ended August 8, 2021, according to IRI, and our growth is strong across all channels, mainly driven by velocity increases.

Vita Coco YoY Retail Sales Growth

Source: Retail sales per IRI for the 52 and 26 weeks ended August 8, 2021 (MULO + Convenience).

We see opportunities to translate this consumption growth into further distribution gains across channels, with a simultaneous focus on increasing shelf space and velocity in current doors. Due to our strong velocities across channels, we believe we have the opportunity to grow our points of distribution by approximately two fold with the Vita Coco brand alone. Specifically, we believe we have an opportunity in large format accounts to increase the number of items per store by maximizing our core item distribution in regional chains as well as the introduction of multipacks and new product lines such as our premium Farmers Organic products and Vita Coco Boosted. In addition we see a large opportunity to increase the number of doors in the convenience channel, where Vita Coco remains under distributed with only 55% of all-commodities-value weighted distribution, or ACV distribution, according to IRI. Furthermore, our introduction of Vita Coco coconut juice in cans is intended to support our convenience channel distribution with an opportunity to add more items per store.

Vita Coco Velocity Growth

Source: Retail sales and ACV weighted distribution per IRI for the 13 weeks ended August 8, 2021 (MULO + Convenience). Velocity is defined as % change in $ per total distribution points, or TDP.

We also believe the foodservice channel contains massive whitespace for us and as the channel where Vita Coco originally found its roots, we are confident in our ability to capture it. In partnership with strong route to market partners specialized in the foodservice channel, we are especially focused on gyms, travel, office delivery, vending, healthcare, and education segments with a longer-term focus on casual dining opportunities. Lastly, we see a large opportunity to expand our e-commerce business, where we are market share leader on Amazon, Instacart, and on various other e-commerce platforms such as Walmart.com and Ready Refresh, and are in the process of building in-house DTC capabilities.

Continue Investing in Innovation Initiatives

As the market leader in the coconut water category, we have led the way in innovation. We continue to seek ways to leverage our expertise in product development to innovate within our portfolio and be ahead of the ever-changing consumer demands and preferences. We set a high bar for product extensions and new brands when developing potential additions to our portfolio and we demand superior quality products, healthier attributes and clean labels. We extensively test our products with consumers in-market as well as in test environments.

As an example, in 2021 we identified the growing consumer need for functional beverages that provide sustained energy all day, but without the high caffeine and coffee after taste, and we launched Vita Coco Boosted, a coconut water product with a blend of coconut MCT oil, coconut cream, B-vitamins, and tea extract, with no added sugar. With geographically focused distribution across key retailers, the product is proving to be highly incremental to the brand and the category.

We intend to focus on introducing products that are aligned with our mission and consumer base, and to expand in categories where we believe we can compete and win, such as our recent introductions of Vita Coco Hydration Drink Mix and PWR LIFT.

Broaden Our Geographic Reach

For the six months ended June 30, 2021, 15% of our net sales were international and we see an opportunity to grow further within existing and new geographies over the coming years. We pioneered the coconut water category in Europe and were early entrants into China in 2014, and as of June 30, 2021 our international business is approximately 60% in Europe, 15% in Asia Pacific, and 25% in other international, which includes private label and commodities. The success of our coconut water products demonstrates both our ability to win in new markets, and the international appeal of our brands. Our international business is anchored by Vita Coco’s footprint in the United Kingdom, where it is the coconut water category leader with over 70% market share, according to IRI UK. Our scale and nimble route to market which combines direct to retail, wholesalers and ecommerce in the United Kingdom, and a local sales and marketing team directing promotions and investments against market opportunities, allows us to be impactful and reactive to changes in the beverage market. While our primary focus is on beverages, we have innovated in collaboration with key retail partners, by extending the brand into natural personal care products that have been very well received by our loyal consumer base and is allowing us to test which broader consumer needs our brand can expand to meet.

We entered the United Kingdom, China, France and Spain early in our international journey, and learned from these investments some of the keys to success in different export markets. We adjusted our approach in 2019 to focus on key markets and retailers to build a stronger base business, and now have healthy profitable stable businesses that we can build from. Our U.K. team runs market development activities in Europe and the Middle East. In the China market, we have a commercial team focused on local execution for which costs are shared with our local distribution partner. We have differing route to market models for each country and these varied approaches minimize the financial risks in these markets while allowing us to establish our brands and invest in these markets for long-term growth in a prudent financial way, and to evolve our approach in each market as our brand develops.

We believe we are uniquely positioned to take greater share of the large and growing global natural beverages market based on the functional benefits that our Vita Coco brand offers consumers interested in health and wellness and our company’s mission and responsible sourcing that should appeal to consumers’ interest in purpose driven brands. Leveraging our global capabilities, we believe we can continue to grow existing markets and broaden our global reach through the addition of new markets. For each country we customize our product offering and packaging, initially focus on marketing and sales activation in key cities to establish the brand, and look for potential innovation opportunities unique to that culture that would boost our brand’s probability of success.

We plan to prioritize regions where we believe the most attractive opportunities are available to us based on product fit with consumer demographics and interest in health, wellness and purpose, and market opportunity. We are currently focused on regions such as Western Europe and China, where we believe the interest in health and wellness is growing and the markets are sizable and expected to grow significantly.

Leverage Growth, Continuous Improvement, and Scale for Margin Expansion

Since our founding, we have exercised healthy financial discipline when managing our business and executing on our growth strategies. While many companies at our stage and with our growth profile employ a “growth-at-all-cost” mindset, we have always been focused on profitable, responsible, and sustainable growth. We view this strategy to be most prudent and value-maximizing for all of our stakeholders, including investors, consumers, customers, employees, and global citizens, over the long-term horizon.

Our financial discipline was a primary motivator to build out an asset-lite model that provides us strong gross margins and high free cash flow generation, which together provides us financial flexibility. Our investment in engineering resources to support our suppliers has identified a consistent flow of operational improvement projects that we and the suppliers have benefited from, and while slightly paused during COVID-19, we anticipate this continuing on an ongoing basis. As we continue to grow our top-line, both organically and through opportunistic M&A, we expect to also benefit from economies of scale and operating leverage, thus expanding our margins and mitigating inflationary pressures in the longer-term.

We have recently made investments in our supply chain capacity, information systems, and other infrastructure to better position our organization for long-term growth. To date, those actions have helped us manage our business and cost structure in a more efficient way and ultimately yielded margin expansion as evidenced by our year-over-year gross margin and EBITDA margin improvements. We anticipate the impact of the COVID-19 pandemic, which has created near-term inflationary pressures on supply chain costs, to start normalizing in the mid-term horizon. As such, we expect further margin expansion in the future as we continue to scale our portfolio of brands and gain increased operating leverage once these impacts dissipate.

Execute Strategic M&A to Enhance Our Portfolio

As a platform of multiple beverage brands today, we are constantly evaluating potential businesses to acquire or new brands to develop to complement our portfolio. We seek brands that align with our company mission and are complementary to our current brand portfolio, supply chain, and route to market, and those that we believe, under our stewardship, present meaningful growth potential. By combining our industry expertise with our proven marketing engine, our strong sales team, and world-class operational capabilities, we will empower acquired brands to achieve their full potential as a part of our platform.

Since the Runa acquisition in 2018, we have gained experience in business and brand integration and believe our team has the skills to identify, integrate, and support newly acquired brands within our portfolio as we continue to scale. As pioneers and innovators, as well as disciplined allocators of capital, we will continue to employ a focused yet opportunistic approach to M&A, concentrating our efforts on businesses with complementary brands, growth orientation, attractive financial profiles, and opportunities to leverage our platform’s scale to unlock synergies.

Our Industry

Large and Attractive Category Aligned with Key Consumer Trends

We operate in the large and growing non-alcoholic beverages industry, which consists of bottled water, carbonated soft drinks, juice, ready-to-drink coffee and tea, energy drinks, sports drinks, drinking milk products and other non-alcoholic beverages. Global non-alcoholic beverages on-and-off combined retail sales exceeded $952 billion in 2020 and are expected to reach $1.36 trillion by 2025, representing a CAGR of 7%, according to Euromonitor. The United States, which is our largest market, generated retail sales of over $119 billion for the 52 weeks ended May 16, 2021, according to SPINS. In line with retail, foodservice also represents a significant opportunity for us, which we believe expands the total addressable market even further.

Our brands Vita Coco and Runa participate in the natural, plant-based category of the beverages industry, and offer consumers better-for-you products with functional benefits. Through the brands in our platform, we are able to cover many functional needs, spanning across hydration, nutrition, and energy. With our coconut milk product, we are also able to tap into the plant-based dairy substitute category, which is rapidly increasing in popularity and size, and fits with our mission of creating responsible, natural, and better-for-you products. Our product attributes deliver what consumers today desire, as is evidenced by rapid growth in plant-based products. According to an April 2021 online article published by SPINS, plant-based food and beverage consumption increased 29% in 2020 alone, and in a recent consumer survey powered by Lightspeed/Mintel, 65% of consumers reported enjoying a functional beverage in the three months preceding the survey.

The natural beverages category generates $13 billion in U.S. retail sales, and comprises approximately 10% of total U.S. non-alcoholic beverages retail sales, according to SPINS. Since our launch in the early 2000s, we have seen spending on natural beverages far outpace that of conventional beverages due to increased consumer demand for health and wellness focused products.

Health is the fastest growing beverage need state, with occasions up over 30% in the past 10 years according to Kantar, thereby fueling incremental consumption. People are increasingly consuming better-for-you, plant-based beverages to hydrate after and during exercise, to add nutritional benefits to their diets, and to enhance their well-being. We, and industry data aggregators, believe this trend is expected to continue as consumers keep searching for products that make them feel good and provide functional benefits. Based on SPINS data, we believe our current market share is less than 2% of total U.S. natural beverages retail sales, providing our platform with significant room for future growth.

YoY Beverages Retail Sales Growth

Source: Retail sales per SPINS for the 52 weeks ended May 16, 2021 (MULO + Convenience)

We believe per capita consumption of conventional beverages is declining, whereas per capita consumption of natural beverages is increasing as a result of a rapidly growing preference for health-conscious products that have fewer added sugars, artificial ingredients, and also provide nutritional benefits. Further, we believe consumers are also seeking out natural and plant-based alternatives where possible. We believe these trends were already prevalent before COVID-19, but have received additional attention and momentum during the pandemic as consumers are increasingly focusing on healthier consumption habits to sustain a well-balanced diet. In addition, consumer awareness of the negative environmental and social impact of packaged goods has resulted in increased consumer demand for brands that are purpose-driven, take responsibility for their impact on the planet and are focused on sustainable packaging and transparent ethical values. Shoppers are willing to pay more for sustainable brands that act responsibly and make a positive impact. We believe our mission is perfectly aligned with this change in consumer behavior, and positions us well compared to many other beverages brands as consumers look for products with better-for-you and better-for-the-world traits. Our leading brand, Vita Coco, which is naturally plant-based and fat-free, as well as our Runa, Ever & Ever and PWR LIFT brands, have proven to resonate with consumers looking for healthy, natural beverages, and have a long runway of growth as more consumers are attracted to the category.

Leader in Coconut Water

Coconut water is a naturally fat-free and potassium-rich water harvested from young and tender coconuts that are six to nine months old. Packaged coconut water is created by extracting coconut water from fresh coconuts harvested from local farms, which is subsequently carefully pasteurized and packaged, creating a stable shelf life of approximately 12 months. The drink is especially popular amongst health-conscious consumers, including professional athletes, due to both its functional benefits and its natural and plant-based nature. Coconut water has a high nutrient content, and the presence of electrolytes and other minerals provides enhanced hydration, as the beverage contains calcium, magnesium and sodium, and includes over 185 milligrams of potassium per 100 milliliters. The presence of natural sugars and electrolytes provides easily digestible carbohydrates that offer enhanced hydration, while containing less calories compared to other natural juices and sports drinks. Coconut water is often consumed as a healthier alternative to sports drinks, and is considered to be just as effective in terms of replenishing hydration while containing fewer calories, less sodium, more potassium, and because of its natural nature, is free of added colors and flavors.

Coconut water has a long history of being consumed in its original, non-packaged form as a popular, low-cost refreshment for centuries in tropical countries like Brazil, India, Indonesia, Thailand and the Philippines. Advancements in aseptic packaging allowed coconut water to be commercially sold and available to other markets as a packaged beverage since the early 2000s. The beverage was first introduced to the U.S. market with the introduction of Vita Coco, offering U.S. consumers a premium, yet affordable, better-for-you natural beverage. The category quickly reached $103 million in U.S. retail sales by 2010, as packaged coconut water grew into a mainstream better-for-you beverage. According to Euromonitor, the category has grown at a CAGR of approximately 20% to reach $658 million in retail sales in 2020, inclusive of on-premise.

The majority of the coconut water category’s U.S. growth from 2011 to 2020 was driven by Vita Coco, which contributed over 60% of total coconut water retail sales growth during that period, according to Euromonitor. Vita Coco was the leading brand that made coconut water into the mainstream beverage it is today, and has been the leading category brand in the United States over the last decade. The category’s expansion has been driven by a shift towards natural and functional beverages as consumers increasingly seek healthy alternatives for traditional soft drinks, processed juices and sports drinks. Growth has been largely driven by increased household penetration from shoppers trading-up from other beverage categories, as well as increased consumption from existing category buyers. For the six months ended July 25, 2021, 21% of coconut water growth came from shoppers shifting away from other beverage categories and 75% of growth was a result of increased consumption from existing category buyers, according to Numerator.

We have been able to consistently maintain and grow our number one market share position as the category’s most preferred and trusted brand both before and during the COVID-19 pandemic. According to Numerator, for 69% of our shoppers Vita Coco is a planned purchase and for 50% of our shoppers it is the only brand considered. From August 2020 to August 2021, we have increased our market share from 42% to 45%, according to IRI. Vita Coco is continuing to drive the category’s accelerated growth by adding more incremental dollar sales than any other competing brand. According to IRI, Vita Coco’s retail sales grew at least twice as fast as the total coconut water category for the 13 and 26 week periods ending August 8, 2021, which we believe is the result of attracting new customers to the category and taking share from competing brands. Even though we hold a leading market position in coconut water, our relatively low household penetration of approximately 9.5% leaves us ample opportunity for further penetration within our relevant markets.

Vita Coco Coconut Water Dollar Market Share

Source: Coconut water category per IRI for the 52 weeks ended August 8, 2021 (MULO + Convenience)

Within the broader water category, coconut water has outperformed most other competitive beverages, as well as the overall water category, over the past year, according to IRI Custom Research. Additionally, coconut water’s velocity is one of the fastest growing of all water categories. We believe that the strength of our Vita Coco brand, coupled with investments in new product innovation, positions us to continue to deliver industry-leading growth within the coconut water and broader functional beverages category.

Year-over-Year Dollar Sales Growth

Source: As per SPINS measured retail channel data (MULO + Convenience). Velocity is defined as average weekly dollar sales per store selling.

Risk Factors Summary

Our business is subject to a number of risks and uncertainties of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	reduced or limited availability of coconuts or other raw materials that meet our quality standards;

•	our dependence on our third-party manufacturing and co-packing partners;

•	volatility in the price of materials used to package our products, and our dependence on our existing suppliers for such materials;

•	problems with our supply chain resulting in potential cost increases and adverse impacts on our customers’ ability to deliver our products to market;

•	our dependence on our distributor and retail customers for a significant portion of our sales;

•	our ability to successfully forecast and manage our inventory levels;

•	harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products;

•	a reduction in demand for and sales of our coconut water products or a decrease in consumer demand for coconut water generally;

•	our ability to develop and maintain our brands and company image;

•	we may not be successful in our efforts to make acquisitions and successfully integrate newly acquired businesses or products in the future;

•	our ability to introduce new products or successfully improve existing products;

•	our ability to respond to changes in consumer preferences;

•

we must expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products, and our marketing strategies may or may not be successful as they evolve;

•

pandemics, epidemics or disease outbreaks, such as the COVID-19 pandemic, may disrupt our business, including, among other things, consumption and trade patterns, and our supply chain and production processes;

•	our ability to manage our growth effectively;

•	climate change, or legal or market measures to address climate change, may negatively affect our business and operations;

•	risks associated with the international nature of our business;

•	disruptions in the worldwide economy;

•	difficulties as we expand our operations into countries in which we have no prior operating history;

•	our need for and ability to obtain additional financing to achieve our goals;

•	our ability to maintain our company culture or focus on our mission as we grow;

•	our dependence on and ability to retain our senior management;

•	our ability and the ability of our third-party partners to meet our respective labor needs;

•	the adequacy of our insurance coverage;

•	compliance by our suppliers and manufacturing partners with ethical business practices or applicable laws and regulations;

•	our dependence on information technology systems, and the risk of failure or inadequacy of such systems;

•

lawsuits, product recalls or regulatory enforcement actions in connection with food safety and food-borne illness incidents, other safety concerns or related to advertising inaccuracies or product mislabeling;

•	complying with new and existing government regulation, both in the United States and abroad;

•	complying with laws and regulations relating to data privacy, data protection, advertising and consumer protection;

•	our ability to protect our intellectual property;

•	our ability to service our indebtedness and comply with the covenants imposed under our existing debt agreements;

•	our largest shareholder will continue to have significant influence over us after this offering; and

•	risks related to our status as a public benefit corporation.

Corporate Information

We were incorporated on January 17, 2007 as All Market Inc., a Delaware corporation, and become a public benefit corporation in Delaware in April 2021. Our principal executive offices are located at 250 Park Avenue South, Floor 7, New York, New York 10003, and our telephone number is (212) 206-0763. Our website address is www.allmarketinc.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Public Benefit Corporation Status

As a demonstration of our long-term commitment to our mission to promote healthy and sustainable beverage and consumer products, we are incorporated in Delaware as a public benefit corporation. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. See “Description of Capital Stock—Public Benefit Corporation Status.”

Our public benefit purpose, as provided in our certificate of incorporation, is harnessing, while protecting, nature’s resources for the betterment of the world and its inhabitants through creating ethical, sustainable, and better-for-you beverage and consumers goods products that not only uplift communities but that do right by our planet. Furthermore, in order to advance the best interests of those materially affected by the Corporation’s conduct, it is intended that our business and operations create a material positive impact on society and the environment, taken as a whole.

THE OFFERING

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Total shares of common stock offered	shares.

Option to purchase additional shares of common stock offered by us	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the public offering price, less the underwriting discounts and commissions.

Option to purchase additional shares of common stock offered by the selling stockholders

The selling stockholders have granted the underwriters a 30-day option to purchase up to                 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds

We estimate that that we will receive net proceeds from this offering of approximately $                 million (or $                 million if the underwriters exercise their option to purchase additional shares of common stock in full), based upon an assumed initial public offering price of $                 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any net proceeds from the sale of shares of common stock by the selling stockholders in this offering.

We currently intend to use the net proceeds from this offering to repay outstanding borrowings under the Revolving Facility and the remainder for working capital, to fund growth and for other general corporate purposes. We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	“COCO.”

The number of shares of our common stock to be outstanding after this offering is based on                shares of common stock outstanding as of June 30, 2021, and excludes:

•

                shares of common stock issuable upon the exercise of stock options outstanding under our 2014 Stock Option and Restricted Stock Plan, or 2014 Plan, as of June 30, 2021, at a weighted-average exercise price of $                per share;

•	shares of common stock issuable upon the exercise of stock options granted after June 30, 2021, with a weighted-average exercise price of $ per share, pursuant to our 2014 Plan;

•

            shares of common stock issuable upon the exercise of an outstanding warrant to purchase common stock, with an exercise price of $                per share, which, if not exercised, will expire prior to the consummation of this offering; and

•

                additional shares of our common stock reserved for future issuance under our 2021 Incentive Award Plan, or 2021 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2021 Plan.

On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2014 Plan will be added to the shares of our common stock reserved for issuance under our 2021 Plan, and we will cease granting awards under the 2014 Plan. Our 2021 Plan also provides for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Equity Plans” for additional information.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a -for- stock split of our common stock, which will become effective prior to the effectiveness of the registration statement of which this prospectus forms a part, or the Stock Split;

•	no exercise of outstanding options after June 30, 2021;

•

no exercise by the underwriters of their option to purchase up to                additional shares of our common stock from us in this offering and                 shares of our common stock from the selling stockholders in this offering; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. The summary consolidated statements of operations data for the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2021 and 2020 and the summary consolidated balance sheet data as of June 30, 2021 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,				Six Months Ended June 30,
	2020		2019		2021	2020
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net Sales		$310,644		$283,949	$177,260		$153,806
Cost of goods sold		205,786		190,961	124,200		100,872

Gross Profit		104,858		92,988	53,060		52,934
Operating Expenses:
Selling, general and administrative		74,401		78,917	41,222		36,401
Change in fair value of contingent consideration		(16,400)		700	—		—

Total operating expenses		58,001		79,617	41,222		36,401

Income from operations		46,857		13,371	11,838		16,533
Other income (expense)
Unrealized gain/(loss) on derivative instrument		(4,718)		(1,233)	3,214		(7,396)
Foreign currency gain/(loss)		1,848		201	(1,530)		362
Interest income		404		225	73		183
Interest expense		(791)		(1,163)	(192)		(752)

Total other expense		(3,257)		(1,970)	1,565		(7,603)
Income before income taxes		43,600		11,401	13,403		8,930
Income tax expense		(10,914)		(1,979)	(3,981)		(2,352)

Net income		$32,687		$9,422	$9,422		$6,578

Net income attributable to common stockholders		$32,660		$9,417	$9,442		$6,567

Per Share Data:

Net income per share attributable to common stockholders(1),
Basic		$254.02		$75.21	$80.45		$50.99
Diluted		$253.54		$74.97	$79.79		$50.87
Weighted-average common shares outstanding,
Basic		128,574		125,206	117,360		128,796
Diluted		128,815		125,610	118,335		129,092
Pro forma net income per share attributable to common stockholders,
Basic	$		$			$
Diluted	$		$			$
Weighted average shares used in computing pro forma net income per share attributable to common stockholders (unaudited)(1)
Basic
Diluted

(1)

See Note 17 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate historical and pro forma basic and diluted net income per share and the weighted average number of shares used in the computation of the per share amounts.

	As of June 30, 2021
	Actual	Pro Forma (1)	Pro Forma as Adjusted (2)(3)
		(unaudited)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$19,488
Total assets	175,149
Total liabilities	112,135
Additional paid-in capital	102,471
Retained earnings	37,796
Total stockholders’ equity	$63,014

(1)

The pro forma column in the consolidated balance sheet data table above reflects (i) the Stock Split and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws.

(2)

The pro forma as adjusted column reflects: (i) the pro forma adjustments set forth in footnote (1) above and (ii) the sale of                shares of our common stock in this offering at an assumed initial public offering price of $                per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $                increase or decrease in the assumed initial public offering price per share of $                (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, total assets, additional paid-in capital and total stockholders’ equity by approximately $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each                 share increase or decrease in the number of shares of common stock offered in this offering would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, total assets, additional paid-in capital and total stockholders’ equity by $                million, assuming that the initial public offering price per share remains at $                (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the below non-GAAP measures are useful in evaluating our operating performance. We use the below non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes.

	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
	(in thousands)
EBITDA	$46,113	$14,421	$14,566	$10,527
Adjusted EBITDA	35,066	20,070	15,616	18,533

For additional information and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the sections titled “Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be harmed. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

Our future business, financial condition, results of operations and cash flows may be adversely affected by reduced or limited availability of coconuts and other raw materials for our products.

Our ability to ensure a continuing supply of high-quality coconuts and other raw materials for our products at competitive prices depends on many factors beyond our control. We rely on a limited number of regional manufacturing partners to source and acquire certain of our raw materials and provide us with finished coconut-based products. Our financial performance depends in large part on their ability to arrange for the purchase of raw materials, including coconuts or coconut water, in sufficient quantities.

The coconuts from which our products are sourced, and the harvesting and transportation of them to our manufacturing partners, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, earthquakes, hurricanes, typhoons, pestilence and other shortages and disease, as well as political events and other conditions which can adversely impact quantity and quality, leading to reduced coconut yields and quality, which in turn could reduce the available supply of, or increase the price of, our raw materials. Our manufacturing partners may have general difficulties in obtaining raw materials, particularly coconut derived products, due to our high quality standards. Our current manufacturing partners operate in the Philippines, Sri Lanka, Malaysia, Thailand, Brazil, Indonesia and Vietnam and source coconuts from owned trees and networks of many independent small farmers. Thus, the supply of coconuts may be particularly affected by any adverse events in these countries or regions. Any disruption in the ability of our manufacturing partners to source coconuts from their local suppliers to produce our finished goods would result in lower sales volumes and increased costs, and may have a material adverse effect on our business, financial condition, results of operations and cash flows if the necessary supply cannot be replaced in a timely manner or at all.

In addition, we also compete with other food and beverage companies in the procurement of coconut materials and other raw materials, and this competition may increase in the future if consumer demand increases for these materials or products containing such materials, and if new or existing competitors increasingly offer products in these market sectors. If supplies of coconut materials and other raw materials that meet our quality standards are reduced or are in greater demand, this could cause our expenses to increase and we or our manufacturing partners may not be able to obtain sufficient supply to meet our needs on favorable terms, or at all.

Our manufacturing partners and their ability to source coconut materials and other raw materials may also be affected by any changes among farmers in our sourcing countries as to what they choose to grow and harvest, changes in global economic conditions or climate, and our or their ability to forecast or to commit to our raw materials requirements. Many of these farmers also have alternative income opportunities and the relative financial performance of growing coconuts or other raw materials as compared to other potentially more profitable opportunities could affect their interest in working with us or our manufacturing partners. Any of these factors could impact our ability to supply our products to customers and consumers and may adversely affect our business, financial condition, results of operations and cash flows.

We are dependent on our third party manufacturing and co-packing partners, and if we fail to maintain our relationship with such third party partners, or such third parties are unable to fulfill their obligations, our business could be harmed.

We do not manufacture our products directly but instead outsource the manufacturing and production to our manufacturing and co-packing partners whom we rely on to provide us with quality products in substantial quantities and on a timely basis. Our success is dependent upon our ability to maintain our relationships with existing manufacturers and co-packers, and entering into new manufacturing arrangements in the future. We have agreements with our existing manufacturers, many of which are terminable under certain conditions, including in some cases without cause. If our manufacturers and co-packers become unable to provide, deprioritize production of, or experience delays in providing, our products, or if the agreements we have in place are terminated, our ability to obtain a sufficient selection or volume of merchandise at acceptable prices and on a timely basis could suffer. Additionally, if we do not use capacity that we are contracted for or that is otherwise available to us, our suppliers may choose to supply competitors or to compete more aggressively in private label supply, either of which could have an adverse effect on our business. Our ability to maintain effective relationships with our manufacturing partners for the sourcing of raw materials from local suppliers, and the manufacture and production of our products by such manufacturing partners and as well as our co-packing partners is important to the success of our operations within each market and globally.

If we need to replace an existing manufacturing partner due to bankruptcy or insolvency, lack of adequate supply, failure to comply with our product specifications, performance against our contracts and our demands, disagreements or any other reason, there can be no assurance that we will find alternative manufacturing partners with access to adequate supplies of raw materials when required on acceptable terms or at all, or that a new manufacturing partner would allocate sufficient capacity to us in order to meet our requirements or fill our orders in a timely manner. Finding a new manufacturing partner may take a significant amount of time and resources, and once we have identified such new manufacturing partner, we would have to ensure that they meet our standards for quality control and have the necessary capabilities, responsiveness, high-quality service and financial stability, among other things, as well as have satisfactory labor, sustainability and ethical practices that align with our values and mission. We may need to assist that manufacturing partner in purchasing and installing packaging and processing capability which may further delay and increase the financial costs of including them in our supply network and increase the financial risk of that relationship. Although we do not rely on our co-packing partners for the sourcing of raw materials, we face similar risks related to the operations and quality of services provided by such partners. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our sales might decrease, and our business, financial condition, results of operations and cash flows may be materially adversely affected.

We have in the past sought, and from time to time in the future may seek to amend the terms of our agreements to secure additional capacity or address urgent supply needs, and we cannot guarantee that we will be able to maintain or achieve satisfactory economic terms with our existing partners. In addition, our manufacturing and co-packing partners may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans, especially if we need significantly greater amounts of production capacity on short notice. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new supplier and manufacturing relationships and onboard them in a timely manner to meet our expected demand.

Additionally, a natural disaster, fire, power interruption, work stoppage, labor matters (including illness or absenteeism in workforce) or other calamity at the facilities of our manufacturing and co-packing partners and any combination thereof would significantly disrupt our ability to deliver our products and operate our business. In the future, we expect that these partners may experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure, loss of certifications, employee-related incidents that result in harm or death, delays in raw material deliveries or as a result of the COVID-19 pandemic or related response measures or other similar natural emergencies. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, which could materially adversely affect our business, financial condition, results of operations and cash flows. Within the last 15 months, two of our manufacturing partners have experienced government mandated COVID-related temporary closures of their facilities. The first facility shutdown occurred in April 2020 in Sri Lanka and lasted for one week before the operator received permission to again commence production. The second facility shutdown began in June 2021 in Thailand and is currently expected to remain halted for at least three weeks. There can be no assurance that there will not be additional closures or delays in the future as a result of the COVID-19 pandemic.

We are dependent on our existing suppliers for materials used to package our products, the costs of which may be volatile and may rise significantly.

In addition to purchasing coconut materials and other ingredients, we negotiate the terms and specifications for the purchase of significant quantities of packaging materials and pallets by our manufacturers and co-packing partners from third parties. The majority of our products are produced and packaged with materials sourced from a single supplier, Tetra Pak. While we believe that we may be able to establish alternative supply relationships for some of these materials, we may be unable to do so in the short term, or at all, at prices or quality levels that are acceptable to us. Further, any such alternative supplier arrangements may lead to increased costs or delays.

Volatility in the prices of our packaging materials and other supplies that we or our manufacturing partners purchase, could increase our cost of sales and reduce our profitability. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes or lost relationships. If we are not successful in managing our packaging costs, or if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, financial condition, results of operations and cash flows.

Further, changes in business conditions, pandemics, governmental regulations and other factors beyond our control or that we do not presently anticipate could affect our manufacturing and co-packing partners’ ability to receive components from our existing or future suppliers of such materials or the availability of such components generally. The unavailability of any components for our suppliers could result in production delays and idle manufacturing facilities which may increase our cost of operations and render us unable to fulfill customer orders in a timely manner.

If we encounter problems with our supply chain, our costs may increase and our or our customers’ ability to deliver our products to market could be adversely affected.

We do not own warehouses or fulfillment centers, but rather outsource to independent warehousing and fulfillment service providers in the United States, United Kingdom, France and from time to time other countries, to receive, store, stage, repack, fulfill and load our products for shipment. We also source shipping containers and capacity from major shipping lines and brokers, and source third-party transportation providers for land-based transportation based on market conditions.

Our shipping partners transport our products from the country of origin or from our domestic co-packing partners, which are then received by, and subsequently distributed from the third party warehousing and fulfillment service providers to our distributors and retail-direct customers. We depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on timely arrival of product from ports or co-packers, availability of outbound and inbound shipping, and effective operations at the warehouses/distribution centers and the ports through which our product flows. Any increase in transportation costs (including increases in fuel costs), increased shipping costs, issues with overseas shipments or port or supplier-side delays, reductions in the transportation capacity of carriers, labor strikes or shortages in the transportation industry, disruptions to the national and international transportation infrastructure and unexpected delivery interruptions or delays may increase the cost of, and adversely impact, our logistics, and our ability to provide quality and timely service to our distributor or retail-direct customers.

In addition, if we change the warehouse, fulfillment, shipping or transportation companies we use, we could face logistical difficulties that could adversely affect deliveries and we could incur costs and expend resources in connection with such change. We also may not be able to obtain terms as favorable as those received from the third-party warehouse, fulfilment, shipping and transportation providers we currently use, which could increase our costs. We also may not adequately anticipate changing demands on our distribution system, including the effect of any expansion we may need to implement in the capacity, the number or the location of our warehouses/fulfillment centers to meet increased complexity or demand. Any of these factors could cause interruptions and delays in delivery and result in increased costs.

In addition, events beyond our control, such as disruptions in operations due to natural or man-made disasters, inclement weather conditions, accidents, system failures, power outages, political instability, physical or cyber break-ins, server failure, work stoppages, slowdowns or strikes by employees, acts of terrorism, the outbreak of viruses, widespread illness, infectious diseases, contagions and the occurrence of unforeseen epidemics (including the outbreak of the COVID-19 pandemic and its potential impact on supply chain and our financial results) and other unforeseen or catastrophic events, could damage the facilities of our warehousing and fulfillment service providers or render them inoperable, or effect the flow of product to and from these centers, or impact our ability to manage our partners, making it difficult or impossible for us to process customer or consumer orders for an extended period of time. We could also incur significantly higher costs and longer lead times associated with distributing inventory during the time it takes for our third party providers to reopen, replace or bring the capacity back to normal levels for their warehouses/fulfilment centers and logistics capabilities after a disruption.

The inability to fulfill, or any delays in processing, customer or consumer orders from the warehousing/fulfillment centers of our providers or any quality issues could result in the loss of consumers, retail partners or distributors, or the issuances of penalties, refunds or credits, and may also adversely affect our reputation. The success of our retail or distribution partners depends on their timely receipt of products for sale and any repeated, intermittent or long-term disruption in, or failures of, the operations of the warehouses/fulfilment centers of our partners could result in lower sales and profitability, a loss of loyalty to our products and excess inventory. The insurance we maintain for business interruption may not cover all risk, or be sufficient to cover all of our potential losses, and may not continue to be available to us on acceptable terms, if at all, and any insurance proceeds may not be paid to us in a timely manner. Additionally, we will need to continue to update and expand our systems to manage these warehouse/fulfilment centers and related systems to support our business growth and increasing complexity, which may require significant amounts of capital and maintenance and creates others risks, including those related to cyber security and system availability, as discussed in “Risks Related to Our Information Technology and Intellectual Property.”

In addition, in recent years volatility in the global oil markets has resulted in higher fuel prices, which many shipping companies have passed on to their customers by way of higher base pricing and increased fuel surcharges. Shortages of capacity in shipping have occurred due to economic, weather and pandemic effects, that have affected the smooth flow of our supply chain and increased transportation costs and decreased reliability. In particular, the increase in demand for shipping services during the COVID-19 pandemic has significantly increased shipping costs and limited container availability delayed shipment of product. If fuel prices or transportation costs increase, we will experience higher shipping rates and fuel surcharges, as well as surcharges on our raw materials and packaging. It is hard to predict if current rates and capacity will continue in the future and what long-term rates could be. A significant part of our business relies on shipping prepackaged coconut water from sourcing countries to our countries of sale so we are very dependent on shipping container prices and service levels. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers.

We are dependent on distributor and retail customers for most of our sales, and our failure to maintain or further develop our sales channels could harm our business, financial condition, results of operations and cash flows.

We derive a significant portion of our revenue from our network of domestic and international distributors and retail customers (whether serviced directly or through distributors), including club stores, major mass merchandisers, online marketplaces such as Amazon, drug store chains, supermarkets, independent pharmacies, health food stores, and other retailers. In addition, our largest distributor customer, Keurig Dr Pepper, and the largest retail-direct customer, Costco, of our products accounted for approximately 19% and 35%, respectively, of our total net sales for the year ended December 31, 2020 and approximately 22% and 32%, respectively, of our total net sales for the six months ended June 30, 2021. No other retailer direct or distributor represented more than 10% of our total net sales in 2020 or the first half of 2021.

A decision by either of our largest retail customer or distributor, or any other major distributor or retail customer, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the quantity or breadth of product purchased from us, or to change their manner of doing business with us and their support of our products, could substantially reduce our revenue and have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, any store closings or changes in retail strategy by our retail customers, particularly our largest retail customer, could shrink the number of stores carrying our products, while the remaining stores may purchase a smaller amount of our products and/or may reduce the retail floor space designated for our products. If any negative change in our relationship with our largest distributor and retail customer occurs, any other disputes with key customers arose, if we were to lose placement and support of any of our key customers or if any of our key customers consolidate and/or gain greater market power, our business, financial condition, results of operations and cash flows would be materially adversely affected. In addition, we may be similarly adversely impacted if any of our key customers, particularly our largest distributor and retail customer, experience any operational difficulties or generate less traffic.

Although we aim to enter into long-term agreements with distributors, and historically have renewed, amended or extended them as needed, we cannot guarantee that we will be able to maintain or extend these contractual relationships in the future or that we will be able to do so on attractive terms. If any agreement with a key distributor, including Keurig Dr Pepper, is terminated or if the performance of such distributor deteriorated, we cannot guarantee that we will be able to find suitable replacement partners on favorable terms, or at all. We enter into pricing support and promotional arrangements with our distributors to encourage execution and pricing activity on our brands, and in some cases offer invasion fees when product is shipped directly to a specific retailer in their geographic market. There is no guarantee that these arrangements will be effective, or that disputes will not arise as to the sharing of the costs of such activity, which could impact our relationship with the distributors or impose additional costs on us.

We generally do not have long-term contracts or minimum purchase volumes with our retail-direct customers beyond promotional price arrangements, except in cases related to private label supply, and the duration of these relationships and terms are subject to change and adjustment based on the performance of the products and our performance as a supplier of these products. For example, pursuant to the terms of the agreement with a our largest retail-direct customer, following the initial term either party is permitted to terminate the agreement without cause with prior notice, and the agreement is non-exclusive and does not impose any minimum purchase or supply requirements. We seek to maintain the relationships with these customers’ private label brands and be their supplier of choice, but we cannot guarantee that we will maintain our share of this business, nor that the economic terms we will negotiate with such customers in the future will be favorable to us. The loss of any part of a key customer’s private label business may negatively impact that customer’s support of our branded products, and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on our retailer partners’ continuing demand for our products whether supplied directly or supported through distributors. In addition, certain of our retail partners, particularly those located in the United States, may from time to time change their promotional approaches. Such changes could negatively impact our business. If our retail partners change their pricing and margin expectations, change their business strategies as a result of industry consolidation or otherwise, maintain and seek to grow their own private-label competitive offerings whether supplied by us or other suppliers, reduce the number of brands they carry or amount of shelf space they allocate to our products, or allocate greater shelf space to, or increase their advertising or promotional efforts for, our competitors’ products, our sales could decrease and our business, financial conditions, results of operations and cash flows may be materially adversely affected.

Certain of our distributors or retail-direct customers may from time to time experience financial difficulties, including bankruptcy or insolvency. If our customers suffer significant financial or operational difficulty, they may reduce their orders from us or stop purchasing from us and/or be unable to pay the amounts due to us timely or at all, which could have a material adverse effect on our ability to collect on receivables, our revenues and our results of operations. It is possible that customers may contest their contractual obligations to us, whether under bankruptcy laws or otherwise. Further, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation. If we are unable to collect upon our accounts receivable as they come due in an efficient and timely manner, our business, financial condition, results of operations and cash flows may be materially adversely affected. In addition, product sales are dependent in part on high-quality merchandising and an appealing retail environment to attract consumers, which requires continuing investments by retailers and ongoing support by distributors. Retailers or distributors that experience financial difficulties may fail to make such investments or delay them, resulting in lower sales and orders for our products. Consolidations among our customers would concentrate our credit risk and, if any of these retailers or distributors were to experience a shortage of liquidity or consumer behavior shifts away from their retail model or their service area, it would increase the risk that their outstanding payables to us may not be paid. In addition, increasing market share concentration among one or a few retailers in a particular region increases the risk that if any one of them substantially reduces their purchases of or support for our products, we may be unable to find a sufficient number of other retail outlets for our products to sustain the same level of sales and revenue whether sold directly to retailers or through distributors.

Our cash flows and results of operations may be negatively affected if we are not successful in forecasting and managing our inventory at appropriate levels for our demand.

Efficient inventory management is a key component of our success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers’ demands without allowing those levels to increase to such an extent that the costs of holding the products unduly impact our financial results or create obsolete inventory.

Our independent distributors and retail-direct customers are generally not required to place minimum monthly orders for our products beyond meeting a minimum delivery quantity for shipping. While we expect distributors to maintain on average two to four weeks of inventory to support their businesses and to cover any supply or service issues, there is no guarantee that they will do so and the appropriate inventory level for our customers varies seasonally. Distributors and retail-direct customers typically order products from us on a monthly basis, or with approximately one or two weeks lead time, in quantities and at such times based on their expected demand for the products in a particular distribution area. Accordingly, we cannot predict the timing or quantity of purchases by our distributors and direct retail customers or whether any of these customers will continue to purchase products from us with the same frequency and at volumes consistent with their past practice or to maintain historic inventory levels. Additionally, our larger distributors and retail-direct customers may make orders that are larger than we can fill in the requested timeframe, and such orders may roll into another period or be cancelled. For example, certain of our retailers may offer promotions including rebates and temporary price discounts on our products and we do not have control over the timing or frequency of these promotional activities. If we underestimate future demand for a particular product or do not respond quickly enough to replenish our best-performing products or do not forecast mix changes, or otherwise fail to adjust to fill customer orders, we may have a shortfall in inventory of such products, likely leading to unfulfilled orders and inventory shortages at our customers. Shortages in distributor inventory levels may result in poor service to retailers and lost retail sales, in turn negatively impacting our sales to distributor customers and harming our relationship. Shortages in inventory levels at our retail-direct customers may result in our products being out of stock on their retail shelves resulting in customer dissatisfaction and reduced revenue and damaging our relationship with our retail-direct customers.

Our products have a limited shelf life, as it is normal for certain nutrition products and other ingredients to degrade over time, and our inventory may reach its expiration date and not be sold. We may decide to discontinue a product, and/or any new products we introduce may not gain market acceptance, which may result in returns by customers and excess inventory. In such cases, we may have to record write-downs, which may be significant. In addition, if we do not accurately predict customer trends or spending levels or if we inappropriately price products, we may have to take unanticipated markdowns and discounts to dispose of obsolete, aged or excess inventory or record write-downs relating to the value of obsolete, aged or excess inventory.

Maintaining adequate inventory requires significant attention to and monitoring of market trends, local market demands, performance of our raw material suppliers and manufacturers and performance of our logistics suppliers and distributors, and it is not certain that we will be effective in collection of data and monitoring to enable efficient inventory management. Although we seek to forecast and plan our product needs sufficiently in advance of anticipated requirements to facilitate reserving production time at our manufacturing and co-packing partners, and arranging for the availability and supply of packaging and ingredient materials, our product takes many weeks to arrive at our warehouses from our manufacturing partners, which reduces our flexibility to react to short term or unexpected consumer demand changes and can require planning as much as six months in advance to coordinate all materials for production. In addition, our inventory could be damaged or destroyed, particularly in the event of any casualty or disruption to our warehouses/fulfilment centers or losses during ocean freight transit or outbound shipping. As we expand our operations, it may be more difficult to effectively manage our inventory as the complexity increases. In any cases where consumers might not have access to our products, our reputation and brands could be harmed, and consumers may be less likely to recommend our products in the future. In any cases where retailers or distributors might not have access to our products, our relationship with these customers could be harmed. If we are not successful in managing our inventory balances, it could have a material adverse effect on our business, financial conditions, results of operations and cash flows.

Our brands and reputation may be diminished due to real or perceived quality or food safety issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations.

We believe our consumers, retailers and distributors rely on us to provide them with high-quality products. Therefore, any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brands or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition, results of operations and cash flows. Although we believe we and our manufacturing and co-packing partners on which we rely have rigorous quality control processes in place, there can be no assurance that our products will always comply with the standards set for our products or that our manufacturing and co-packing partners will comply with our product specifications. For example, although we strive to keep our products free of pathogenic organisms, they may not be easily detected and cross-contamination can occur. There is no assurance that this health risk will always be preempted by such quality control processes, or that the root cause may occur after the product leaves our control. In addition, coconut water is naturally occurring and varies in taste by growing area and season. While we attempt to achieve a reasonably consistent taste across all our supply network with each product, there is no guarantee that we will be able to do so, which may result in customer dissatisfaction or complaints about lack of consistency across our product batches.

Additionally, damage, contamination or quality impairments may occur after our products leave our control. Damage to packaging materials may occur during product transport and storage resulting in product spoilage or contamination, which may be impossible to detect until opened and tasted by the consumer. Further, we have no control over our products once purchased by consumers. Accordingly, consumers may store our products improperly or for long periods of time or open and reseal them, which may adversely affect the quality and safety of our products. While we have procedures in place to handle consumer questions and complaints, that our responses may not be satisfactory to consumers, retailers or distributors, which could harm our reputation and could result in retailers or distributors holding our product from sale. If consumers, retailers or distributors do not perceive our products to be safe or of high quality as a result of such actions or events outside our control or if they believe that we did not respond to a complaint in a satisfactory manner, then the value of our brands would be diminished, and our reputation, business, financial condition, results of operations and cash flows would be adversely affected.

Any loss of confidence on the part of consumers, retailers or distributors in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality products and may significantly reduce our brand value and damage relationships with retail and distributor customers. Issues regarding the safety of any of our products, regardless of the cause, may adversely affect our business, financial condition, results of operations and cash flows.

If we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed.

We believe our culture and our mission have been key contributors to our success to date. Any failure to preserve our culture or focus on our mission could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow, and particularly as we develop the infrastructure of a public company, we may find it difficult to maintain these important values.

Our culture and values are reinforced by the leadership and behaviors of our co-Founder, Michael Kirban, and executive team, and any failure of these individuals to meet these expectations could cause reputational risk and damage to the company culture and values in the eyes of employees, customers and suppliers. If we fail to maintain our company culture or focus on our purpose, our business and competitive position when attracting employees may be harmed, and we may face reputational risk both at the company level and at the brand level, which might impact our distributors’, retailers’ and suppliers’ willingness to work with us and support our business.

Failure to retain our senior management and key personnel may adversely affect our operations or our ability to grow successfully.

Our success is substantially dependent on the continued service of certain members of our senior management and other key employees. These employees have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brands, culture and the reputation we enjoy with suppliers, manufacturers, distributors, customers and consumers. In particular, we are dependent on our co-founder, Michael Kirban, for leadership, culture, strategy, key customer and supplier relationships and other skills and capabilities. The loss of the services of the co-founder, any of these executives and key personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. We do not currently carry key-person life insurance for our co-founder or senior executives.

Competition in the food and beverage retail industry is strong and presents an ongoing threat to the success of our business.

We operate in a highly competitive market, which includes large multinational companies as well as many smaller entrepreneurial companies seeking to innovate and disrupt the categories in which we compete. As a category, coconut water competes for space with a wide range of beverage offerings. In particular, coconut water competes with functional refreshment, energy drinks, ready to drink teas and coffees and other non-100% coconut water based beverages, and many of these products are marketed by companies with substantially greater financial resources than ours. We also compete with a number of natural, organic, and functional food and beverage producers. We and these competing brands and products compete for limited retail, and foodservice customers and consumers. In our market, competition is based on, among other things, brand equity and consumer relationships, consumer needs, product experience (including taste, functionality and texture), nutritional profile and dietary attributes, sustainability of our supply chain (including raw materials), quality and type of ingredients, distribution and product availability, retail and foodservice and e-commerce customer relationships, marketing investment and effectiveness, pricing pressure and competitiveness and product packaging.

We continuously compete for retail customers (including grocery stores, supermarkets, club, convenience and health stores, gyms and others), foodservice customers (including coffee shops, cafes, restaurants and fast food) and e-commerce (both direct-to-consumer and through third-party platforms) customers. Consumers tend to focus on price as one of the key drivers behind their purchase of food and beverages, and consumers will only pay a premium price for a product that they believe is of premium quality and value. In order for us to not only maintain our market position as a premium quality brand, but also to continue to grow and acquire more consumers we must continue to provide delicious and high-quality products at acceptable price premiums.

Conventional food or beverage companies, which are generally multinational corporations with substantially greater resources and operations than us, may acquire our competitors or launch their own coconut water products or other products that compete with our own. Such competitors may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. These large competitors may decide not to compete in coconut water but rather to use their retail relationships and category insights to reduce retailer excitement for the category, impacting our visibility and shelf space. We invest in category insights to offset these potential viewpoints and excite retailers and distributors for the future of our categories, but there is no guarantee that our efforts will be successful.

Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products, and source these products from a range of suppliers under competitive bidding relationships. While we seek to enter into strategic partnerships with retailers to capitalize on private label supply opportunities, we cannot guarantee that we will be awarded this private label business in future years or that the business will be profitable. If the quality of competing private label or branded products were to be compromised, that could affect the consumer perceptions of coconut water more generally which could impact our business. Additionally, some of our distributor partners carry competing products or in some cases also are brand owners of beverage products that might compete with us, and while we believe our products are worthy of their support, there is no guarantee that their support will continue for all of our brands or at the same levels as today.

Competitive pressures or other factors could cause us to lose market share and lead to reduced space allocated to our products, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which could adversely affect our margins and could adversely affect our business, financial condition, results of operations and cash flows. Many of our current and potential competitors in beverages have longer operating histories, greater brand recognition, better access to distribution capabilities, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and maintain deeper customer relationships with key retailers due to their extensive brand portfolios than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies (including predatory pricing policies and the provision of substantial discounts), which may allow them to build larger customer bases or generate net sales from those customer bases more effectively than we can.

We expect competition in the natural, organic, and functional food and beverage industry to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control. If we fail to compete successfully in this market, our business, financial condition, results of operations and cash flows would be materially and adversely affected.

Sales of our coconut water products constitute a significant portion of our revenue, and a reduction in demand for and sales of our coconut water products or a decrease in consumer demand for coconut water generally would have an adverse effect on our financial condition.

Our coconut water accounted for approximately 86% and 85% of our revenue in the years ended December 31, 2019 and 2020, respectively, and approximately 83% and 89% of our revenue in the six months ended June 30, 2020 and 2021, respectively. We believe that sales of our coconut water will continue to constitute a significant portion of our revenue, income and cash flow for the foreseeable future. Any material negative change to consumer demand for our products or coconut water generally could materially and adversely affect our business, financial condition, results of operations and cash flows. We are also subject to the risk of overly relying upon a few large customers (whether serviced directly or through distributors) in a particular market due to the concentration that exists in retail ownership in our key markets. We cannot be certain that consumer and retail customer demand for our other existing and future products will expand to reduce this reliance on coconut water and allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting demand or sales of our coconut water or coconut water generally could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to develop and maintain our brands and company image, our business could suffer.

We have developed strong and trusted brands, including our leading Vita Coco brand, that we believe have contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of the Vita Coco and other brands Maintaining, promoting and positioning our brands and reputation will depend on, among other factors, the success of our product offerings, food safety, quality assurance, marketing and merchandising efforts, the reliability and reputation of our supply chain, our ability to grow and capture share of the coconut water category, and our ability to provide a consistent, high-quality consumer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. For example, as part of the licensing strategy of our brands, we enter into licensing agreements under which we grant our licensing partners certain rights to use our trademarks and other designs. Although our agreements require that the use of our trademarks and designs is subject to our control and approval, any breach of these provisions, or any other action by any of our licensing partners that is harmful to our brands, goodwill and overall image, could have a material adverse impact on our business.

The growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brands or our products on social or digital media could seriously damage our brands and reputation. For example, consumer perception could be influenced by negative media attention regarding any consumer complaints about our products, our management team, ownership structure, sourcing practices and supply chain partners, employment practices, ability to execute against our mission and values, and our products or brands, such as any advertising campaigns or media allegations that challenge the nutritional content or sustainability of our products and our supply chain, or that challenge our marketing efforts regarding the quality of our products, and any negative publicity regarding the plant-based food industry or coconuts as a whole could have an adverse effect on our business, brands and reputation. Similar factors or events could impact the success of any brands or products we introduce in the future.

Our company image and brands are very important to our vision and growth strategies, particularly our focus on being a “good company” and operating consistent with our mission and values. We will need to continue to invest in actions that support our mission and values and adjust our offerings to appeal to a broader audience in the future in order to sustain our business and to achieve growth, and there can be no assurance that we will be able to do so. If we do not maintain the favorable perception of our company and our brands, our sales and results of operations could be negatively impacted. Our brands and company image is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our consumers, customers, suppliers or manufacturers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brands and significantly damage our business, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

We must expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products from existing and new consumers. Our marketing strategies and channels will evolve and our programs may or may not be successful.

To remain competitive, acquire and keep consumers and customers, and expand and keep shelf placement for our products, we may need to increase our marketing and advertising spending and our sales team capabilities, to maintain and increase consumer awareness, protect and grow our existing market share or promote new products. Substantial sales force investments and advertising and promotional expenditures may be required to maintain or improve our brands’ market position or to introduce new products to the market. Participants in our industry are increasingly engaging in consumer outreach through social media and web-based channels, and direct to consumer delivery and subscription models, which may prove successful in competing with incumbent brands and require us to increase investment and add capability to respond. There is no guarantee that our efforts will be successful, and any increase in our sales, marketing and advertising efforts, including through social media or otherwise, may not maintain our current reputation, or lead to increased brand awareness and sales, and may have unanticipated negative impacts on our brand. In addition, we consistently evaluate our product lines to determine whether to discontinue certain products. Discontinuing product lines may increase our profitability long-term, but could reduce our sales short term and hurt our company image and brand, and a reduction in sales of certain products could cause a reduction in sales of other products. The discontinuation of product lines may have an adverse effect on our business, financial condition, results of operations and cash flows.

Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow and may cause us to lose market share and sales.

A key element of our growth strategy depends on our ability to develop and market new products, product extensions and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff in developing and testing product prototypes to meet these consumer needs while complying with applicable governmental regulations, the ability to obtain patents and other intellectual property rights and protections for commercializing such innovations and developments, the ability of our supply chain and production systems to provide adequate solutions and capacity for new products, and the success of our management and sales and marketing teams in designing, branding and packaging and introducing and marketing new products. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability. There is no guarantee that each innovation we launch will reach our goals and be successful, and many will require iteration and development to have a chance of success.

Additionally, the development and introduction of new products requires research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. Our competitors also may create or obtain similar formulations first that may hinder our ability to develop new products or enter new categories, which could have a material adverse effect on our growth. If we experience difficulty in partnering with co-packers or manufacturers to produce our new products, it may affect our ability to develop and launch new products and enter new product categories, and scale up supply if successful. Further, if we fail to ensure the efficiency and quality of new production processes and products before they launch, we may experience uneven product quality and supply, which could negatively impact consumer acceptance of new products and negatively impact our sales and brand reputation. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition, results of operations and cash flow may be adversely affected.

Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is primarily focused on the development, manufacturing, marketing and distribution of coconut water branded and private label products and other “better-for-you” beverages. Consumer demand for our products and interest in our offerings could change based on a number of possible factors, including changes in dietary habits, refreshment and nutritional habits, concerns regarding the health effects of ingredients, the usage of single use packaging, the impact of our supply chain on our sourcing communities, shifts in preference for various product attributes or consumer confidence and perceived value for our products relative to alternatives. Consumer trends that we believe favor sales of our products could change based on a number of possible factors. While we continually strive to improve our products through thoughtful, innovative research and development approaches to meet consumer needs, there can be no assurance that our efforts will be successful. If consumer demand for our products decreased, our business, financial condition, results of operations and cash flows may be adversely affected.

In addition, sales of consumer products are subject to evolving consumer preferences that we may not be able to accurately predict or respond to, and we may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. A significant shift in consumer demand away from our products could reduce our sales or our market share and the prestige of our brands, which would harm our business, financial condition, results of operations and cash flows.

Pandemics, epidemics or disease outbreaks, such as the COVID-19 pandemic, may disrupt our business, including, among other things, consumption and trade patterns, our supply chain and production processes, each of which could materially affect our operations, liquidity, financial condition and results of operations.

The actual or perceived effects of a disease outbreak, epidemic, pandemic or similar widespread public health concern, such as the COVID-19 pandemic, could negatively affect our business, liquidity, financial condition and results of operations. The global spread and unprecedented impact of the ongoing COVID-19 pandemic continues to create significant volatility, uncertainty and economic disruption. The pandemic has led governments and other authorities around the world to implement significant measures intended to control the spread of the virus, including shelter-in-place orders, social distancing measures, business closures or restrictions on operations, quarantines, travel bans and restrictions and multi-step policies with the goal of re-opening these markets. While some of these restrictions have been lifted or eased in many jurisdictions as the rates of COVID-19 infections have decreased or stabilized, a resurgence of the pandemic in some markets could slow, halt or reverse the reopening process altogether. If COVID-19 infection rates resurge and the pandemic intensifies and expands geographically, its negative impacts on our business, our supply chain, our operating expenses, and gross margin, and our sales could be more prolonged and may become more severe. Even if not required by governments and other authorities, companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, reducing operating hours, imposing operating restrictions and temporarily closing businesses. These continuing restrictions and future prevention, mitigation measures and reopening policies imposed by governments and companies are likely to continue to have an adverse impact on global economic conditions and impact consumer confidence and spending which might have a material adverse impact on some of our customers and could impact the demand for our products and ultimately our financial condition. Furthermore, sustained market-wide turmoil and business disruption due to the COVID-19 pandemic have negatively impacted, and are expected to continue to negatively impact, our supply chain and our business operations, and may impact our business, financial condition, results of operations and cash flows in ways that are difficult to predict.

Additionally, such restrictions have been and may continue to be re-implemented as transmission rates of the COVID-19 virus have increased in numerous jurisdictions. The environment remains highly uncertain, and it is unclear how long it will take for consumer behavior to return to pre-pandemic levels in each of our markets, if at all. It is also unclear how the COVID-19 pandemic may affect our industry in the long term, to the extent any consumer behavioral changes represent a fundamental change to the lifestyle of our consumers and their shopping patterns, and whether the increase in consumer demand we have experienced will continue. We believe we may have benefited from changes in shopping behavior due to our presence in club, mass merchandise, grocery retailer businesses and e-commerce marketplaces, but experienced negative impacts due to reductions in traffic for drug, convenience and gas and small independent retailers. It is difficult to predict consumer behavior and retail traffic levels going forward and how that might impact our business.

We could suffer product inventory losses or markdowns and lost revenue in the event of the loss or shutdown of a major manufacturing partner, a local raw materials supplier of a manufacturing partner, or a co-packing partner, due to COVID-19 conditions in their respective locales. Any interruptions to logistics could impact their ability to operate and ship us product. The potential impact of COVID-19 on any of our production or logistics providers could include, but is not limited to, problems with their respective businesses, finances, labor matters (including illness or absenteeism in workforce or closure due to positive COVID-19 testing), ability to import and secure ingredients and packaging, product quality issues, costs, production, insurance and reputation. Any of the foregoing could negatively affect the price and availability of our products and impact our supply chain. If the disruptions caused by COVID-19 continue for an extended period of time or there are one or more resurgences of COVID-19 or the emergence of another pandemic, our ability to meet the demand for our products may be materially impacted.

Additionally, part of our long-term growth strategy may include exploring expanding into additional geographies. The timing and success of our international expansion with respect to customers, manufacturers and/or production facilities has been and may continue to be negatively impacted by COVID-19, which could impede our entry and growth in these geographies.

We temporarily transitioned a significant subset of our office-based employee population in London, New York and Singapore to a remote work environment in an effort to mitigate the risks of COVID-19 to our employees and their families, which may exacerbate certain risks to our business, including cybersecurity and phishing attacks due to an increase in the number of points of potential attack, such as laptops and mobile devices (both of which are now being used in increased numbers). In the event that an employee who has been in contact with other employees either in our offices or in sales or social activities, tests positive for COVID-19, we may have to temporarily close such office and limit the activities of close contacts, which could cause business disruptions and negatively impact our business, financial condition, results of operations and cash flows. While we anticipate the attendance in our offices increasing as the year progresses, and we believe in-person meetings and social experiences are an important part of our culture and creativity, it is still unclear what form this return to the office will take, how quickly it will occur and how effective we will be recreating our ways of working to benefit from the new remote-tools, while preserving positive aspects of our office culture.

Additionally, the COVID-19 pandemic may create significant disruptions in the credit and financial markets, which could adversely affect our ability to access capital on favorable terms or at all. The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic (including any resurgences), the duration and extent of inflationary cost increases driven by shipping and logistics costs among other factors, and any long-term changes to consumer behavior, all of which are uncertain and difficult to predict considering the rapidly evolving situation across the globe. Furthermore, the uncertainty created by COVID-19 significantly increases the difficulty in forecasting operating results and of strategic planning. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, the pandemic has had, and may continue to have, a material impact on our business, financial condition, results of operations and cash flows.

The impact of COVID-19 may also heighten other risks discussed in this “Risk Factors” section.

If we fail to manage our future growth effectively, our business could be materially adversely affected.

We have grown as a company since inception and we anticipate further growth, although there are no guarantees of growth in any year. Any growth places significant demands on our management, financial, operational, technological and other resources and on our manufacturing and co-packing partners. The anticipated growth and expansion of our business and our product offerings will place significant demands on our management and operations teams and may require significant additional resources and expertise, which may not be available in a cost-effective or timely manner, or at all. Further, we may be subject to reputational risks should our rapid growth jeopardize our relationships with our retail customers, distributors, consumers or suppliers.

Our revenue growth rates may slow over time due to a number of reasons, including increasing competition, market saturation, slowing demand for our offerings, increasing regulatory costs and challenges, and failure to capitalize on growth opportunities. If we fail to meet increased consumer demand as a result of our growth, our competitors may be able to meet such demand with their own products, which would diminish our growth opportunities and strengthen our competitors. If we plan for demand that does not happen, we may have to credit customers for unsaleable product and destroy surplus inventory and associated ingredients and packaging materials, all of which will damage relationships with manufacturing and co-packers partners. Further, if we expand capacity at our manufacturing partners in anticipation of growth which ultimately does not occur, it may create excess capacity and supply in the industry, leading to downward pricing pressure, increased competition for private label business, and negative impacts on our business, financial conditions, results of operations and cash flows. If we do not effectively predict and manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could harm our business, financial condition, results of operations and cash flows.

We rely on independent certification for a number of our products.

We rely on various independent third-party certifications, such as certifications of our products as “organic”, and the Certified B-Corporation status of certain of our brands in select markets, to differentiate our products and company from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified organic or our subsidiaries as having Certified B-Corporation status. For example, we can lose our “organic” certification if our manufacturing partners fail to source certified organic raw materials from local raw material suppliers. In addition, all raw materials must be certified organic. The loss of any independent certifications could adversely affect our market position as an organic and natural products company, which could harm our business.

We may not be successful in our efforts to make acquisitions and successfully integrate newly acquired products or businesses.

We have in the past pursued and may in the future consider opportunities to acquire other products or businesses that may strategically complement our portfolio of brands and expand the breadth of our markets or customer base. We may be unable to identify suitable targets, opportunistic or otherwise, for acquisition in the future at acceptable terms or at all. In addition, exploring acquisition opportunities may divert management attention from the core business and organic innovation and growth, which could negatively impact our business, financial condition, results of operations and cash flows. If we identify a suitable acquisition candidate, our ability to successfully implement the acquisition will depend on a variety of factors, including our ability to obtain financing on acceptable terms consistent with any debt agreements existing at that time and our ability to negotiate acceptable price and terms. Historical instability in the financial markets indicates that obtaining future financing to fund acquisitions may present significant challenges and will also create dilution to shareholders among other potential impacts.

The success of future acquisitions will be dependent upon our ability to effectively integrate the acquired products and operations into our business. Integration can be complex, expensive and time-consuming. The failure to successfully integrate acquired products or businesses in a timely and cost-effective manner could materially adversely affect our business, prospects, results of operations and financial condition. The diversion of our management’s attention and any difficulties encountered in any integration process could also have a material adverse effect on our ability to manage our business. In addition, the integration process could result in the loss of key employees, the disruption of ongoing businesses, litigation, tax costs or inefficiencies, or inconsistencies in standards, any of which could adversely affect our ability to maintain the appeal of our brands and our relationships with customers, employees or other third parties or our ability to achieve the anticipated benefits or synergies of such acquisitions and could harm our financial performance. Further, the future acquisition of a product or business may cause us to deviate from our historically asset light business model if we were to acquire production capabilities and facilities in connection therewith, and as a result could increase our costs of operation.

We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate or realize the anticipated benefits of any acquired products or businesses. Additionally, an additional risk inherent in any acquisition is that we fail to realize a positive return on our investment.

We may face difficulties as we expand our operations into countries in which we have no prior operating history.

We may explore expanding our global footprint in order to enter into new markets through partnerships with importers and distributors, or direct sales to retailers among other potential strategies. This will involve expanding into countries for which we do not have current knowledge and expertise and may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. In addition, it may be difficult for us to understand and accurately predict taste preferences and purchasing habits of consumers in these new geographic markets. Further, our planned go-to-market strategies may not be the optimal approach in certain markets and our choice of partners may not be optimal, which may require us to consider, develop and implement alternative entry and marketing strategies or to pull out of those markets. This could be more costly to implement or use more resources than we anticipated, which could have an adverse effect on our results of operations. It is costly to establish, develop and maintain international operations and develop and promote our brands in international markets. Additionally, as we expand into new countries, we may rely on local partners and distributors who may not fully understand our business or our vision. As we expand our business into new countries, we may encounter regulatory, legal, personnel, technological, consumer preference variations, competitive and other difficulties, including exposure to new foreign exchange risks, that increase our expenses and/or delay our ability to become profitable in such countries, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Disruptions in the worldwide economy may adversely affect our business, financial condition, results of operations and cash flows.

Adverse and uncertain economic conditions, including the impact of the ongoing COVID-19 pandemic, may affect distributor, retailer, foodservice and consumer demand for our products or impact our costs due to changes in the foreign exchange rate. In addition, our ability to manage normal commercial relationships with our manufacturing and co-packing partners and third party logistics providers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, direct retailers and foodservice customers, our ability to attract new customers and consumers, the financial condition of our customers and consumers and our ability to provide products that appeal to consumers at the right price. Cost pressures or inflation could challenge our ability to do so. Prolonged unfavorable economic conditions may have an adverse effect on our business, financial condition, results of operations and cash flows.

Climate change, or legal or market measures to address climate change, may negatively affect our business and operations.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for coconut water, oil and cream and other raw materials that are necessary for our current or any future products. Such climate changes may also require us to find manufacturing partners in new geographic areas if the location for best production of coconuts changes, which will require changes to our supply network and investing time and resources with new manufacturing partners, thereby potentially increasing our costs of production. In addition, there is no guarantee that we will be able to maintain the quality and taste of our products as we transition to sourcing coconuts in new geographic areas.

Additionally, the increasing concern over climate change may also result in more federal, state, local and foreign legal requirements to reduce or mitigate the effects of greenhouse gases. If such laws are enacted, we may experience significant increases in our costs of operations and delivery which in turn may negatively affect our business, financial condition, results of operations and cash flows.

Fluctuations in business conditions may unexpectedly impact our reported results of operations and financial condition.

We experience fluctuations in our financial performance, as a result of a variety of factors, including the timing of our or our competitors’ promotional activities, the timing of product introductions and merchandise mix, as well as seasonal fluctuations in demand for beverage products that typically result in higher revenues for such products during summer months. We periodically offer sales and promotional incentives through various programs to customers and consumers, including rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. Our net sales and profitability are impacted by the timing and size of such sales and promotion incentives. The promotional activity and cadence in club stores in particular may cause material spikes or declines in expected demand. New product introductions and shelf resets at our customers may also cause our results of operations to fluctuate. Due to these fluctuations, historical period-to-period comparisons of our results of operations are not necessarily indicative of future period-to-period results, impacting comparability of our quarterly results year-over-year.

We may require additional financing to achieve our goals, which may not be available when needed or may be costly and dilutive.

We may require additional financing to support the growth of our business, for working capital needs or to cover unforeseen costs and expenses. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business, the number, complexity and characteristics of additional products or future manufacturing processes we require to serve new or existing markets, any proposed acquisitions and cost increases related to the integration of acquired products or businesses, any material or significant product recalls, any failure or disruption with our manufacturing and co-packing partners as well as our third party logistics providers, the expansion into new markets, any changes in our regulatory or legislative landscape, particularly with respect to product safety, advertising, product labeling and data privacy, the costs associated with being a public company and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We intend to continually monitor and adjust our operating plan as necessary to respond to developments in our business, our markets and the broader economy and it is possible that our business could become more capital intensive. Although we believe various debt and equity financing alternatives will be available to us to support our capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements.

Our business is significantly dependent on our ability and the ability of our third party partners to meet our respective labor needs, and we or they may be subject to work stoppages at facilities, which could negatively impact the profitability of our business.

The success of our business depends significantly on our ability and the ability of our third party partners, including manufacturers and co-packers, to attract, hire and retain quality employees, including employees at manufacturing and distribution facilities, many of whom are skilled. We and/or our third party partners may be unable to meet our respective labor needs and control costs due to external factors such as the availability of a sufficient number of qualified persons in the work force of the markets in which we and/or our third party partners operate, unemployment levels, demand for certain labor expertise, prevailing wage rates, wage inflation, changing demographics, health and other insurance costs, adoption of new or revised employment and labor laws and regulations, and the impacts of man-made or natural disasters, such as tornadoes, hurricanes, and the COVID-19 pandemic. Recently, various legislative movements have sought to increase the federal minimum wage in the United States, as well as the minimum wage in a number of individual states. Should we or our third party partners fail to increase wages competitively in response to increasing wage rates, the quality of the workforce could decline. Any increase in the cost of labor among our employee population or that of our third party partners could have an adverse effect on our operating costs, financial condition and results of operations. If we are unable to hire and retain skilled employees, our business could be materially adversely affected.

If our employees or the employees of our manufacturing and co-packing partners, warehousing and fulfillment service providers or shipping partners were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on us.

Additionally, our success depends on our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired.

If our independent suppliers and manufacturing partners, or the local farmers or other suppliers from which our manufacturing partners source the raw materials, do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations may be harmed.

Our reputation and our consumers’ willingness to purchase our products depend in part on the compliance of our suppliers, manufacturers, distributors, and retailer partners, as well as the local farmers or other suppliers from which our manufacturing partners source raw materials, with ethical employment practices, such as with respect to child and animal labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our independent suppliers, manufacturers, distributors and retailer partners, nor over the suppliers of our raw materials, and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, distributors, retailer partners or raw material suppliers fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms or ethical standards, our reputation and brand image could be harmed, our customers may choose to terminate their relationships with us, and we could be exposed to litigation and additional costs that would harm our business, reputation, and results of operations.

The international nature of our business subjects us to additional risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include:

•	restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;

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unfavorable changes in tariffs, quotas, trade barriers or other export or import restrictions, including navigating the changing relationships between countries such as the United States and China and between the United Kingdom and the European Union;

•	unfavorable foreign exchange controls and variation in currency exchange rates;

•	increased exposure to general international market and economic conditions;

•	political, economic, environmental, health-related or social uncertainty and volatility;

•

the potential for substantial penalties, litigation and reputational risk related to violations of a wide variety of laws, treaties and regulations, including food and beverage regulations, anti-corruption regulations (including, but not limited to, the U.S. Foreign Corrupt Practices Act, or FCPA, and the U.K. Bribery Act) and data privacy laws and regulations (including the EU’s General Data Protection Regulation);

•	the imposition of differing labor and employment laws and standards;

•	significant differences in regulations across international markets and the regulatory impacts on a globally integrated supply chain;

•

the bankruptcy or default in payment by our international customers and/or import partners and the potential inability to recoup damages from such defaults, as well as subsequent termination of existing importation agreements;

•	the difficulty and costs of designing and implementing an effective control environment across diverse regions and employee bases;

•	the complexities of monitoring and managing compliance with a broad array of international laws related to data privacy and data protection, as well as cross-border transfers of personal data;

•	the difficulty and costs of maintaining effective data security;

•	global cost and pricing pressures;

•	complex supply chain and shipping logistical challenges; and

•	unfavorable and/or changing foreign tax treaties and policies.

We may face exposure to foreign currency exchange rate fluctuations.

While most of our transactions are in U.S. dollars and we anticipate reporting our financial performance in U.S. dollars, we currently have revenues denominated in other foreign currencies, and also procure some of our coconut water in local currencies. In the future, we may have a higher volume of transactions denominated in these or additional foreign currencies. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results, and as our international operations expand, our exposure to the effects of fluctuations in currency exchange rates will grow. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and operating results. In addition, to the extent that fluctuations in currency exchange rates cause our operating results to differ from our expectations or the expectations of our investors, the trading price of our common stock could be lowered.

From time to time, we engage in exchange rate hedging activities, including the use of derivative instruments such as foreign currency forward and option contracts, in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we implement will be effective, as any such technique may not offset, or may only offset a portion of, the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. If our hedging activities are not effective, changes in currency exchange rate may have a more significant impact on our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Exchange Risk.”

We are subject to risks related to sustainability and corporate social responsibility.

Our business faces increasing scrutiny related to environmental, social and governance issues, including sustainable development, product packaging, renewable resources, environmental stewardship, supply chain management, climate change, diversity and inclusion, workplace conduct, human rights, philanthropy and support for local communities. We are a Delaware Public Benefit Corporation which has placed additional requirements on our strategies and decision-making to meet our mission. See “—Risks Related to our Existence as a Public Benefit Corporation.” Our efforts to ensure we meet these standards rely on contracts, internal and third-party audits and on continued monitoring of potential risks and solutions. If we fail to meet applicable standards or expectations with respect to these issues across all of our products and in all of our operations and activities, including the expectations we set for ourselves, our reputation and brand image could be damaged, and our business, financial condition, results of operations and cash flows could be adversely impacted.

Further, we have developed a strong corporate reputation over the years for our focus on responsible sourcing and support of our supplier communities. We seek to conduct our business in an ethical and socially responsible way, which we regard as essential to maximizing stakeholder value, while enhancing community quality, environmental stewardship and furthering the plant-based movement around the world. We are developing environmental and sustainability initiatives that support our societal programs and are consistent with our purpose, but these initiatives require financial expenditures and employee resources and are not yet fully vetted. If we are unable to meet our sustainability, environmental and social and governance goals, this could have a material adverse effect on our reputation and brand and negatively impact our relationship with our employees, customers and consumers. There is no guarantee that our pace of progress on our environmental, social and governance initiatives will meet all parties’ expectations, which in turn could result in harm to our reputation and negatively impact our business, financial condition, results of operations and cash flow.

Our insurance may not provide adequate levels of coverage against claims or otherwise protect us from all risks to which we are exposed, or we may be unable to find insurance with sufficient coverage at a reasonable cost.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure, or that we may not have identified as risks. Moreover, if we do not make policy payments on a timely basis, we could lose our insurance coverage, or if a loss is incurred that exceeds policy limits, our insurance provider could refuse to cover our claims, which could result in increased costs. If we are unable to make successful claims on our insurance for any potential losses, then we may be liable for any resulting costs, which could cause us to incur significant liabilities. Although we believe that we have adequate coverage, if we lose our insurance coverage and are unable to find similar coverage elsewhere or if rates continue to increase, or if claims are made that are not covered by insurance or exceed coverage levels, it may have an adverse impact on our business, financial condition, results of operations and cash flows.

If our goodwill or amortizable intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our goodwill and amortizable intangible assets for impairment annually or when events or changes in circumstances indicate the carrying value may not be recoverable. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or other assets. In the event that we determine our goodwill or other assets are impaired, we may be required to record a significant charge to earnings in our financial statements that could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Legal and Regulatory Environment

Food safety and food-borne illness incidents or other safety concerns may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food and beverages for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell or involving our suppliers or manufacturers, could result in the discontinuance of sales of these products or cessation of our relationships with such suppliers and manufacturers, or otherwise result in increased operating costs, lost sales, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients and raw materials, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our manufacturing and co-packing partners, our distributors or our retail customers, depending on the circumstances, to conduct a recall in accordance with United States Food and Drug Administration, or the FDA, regulations and comparable foreign laws and regulations, as well as other regulations and laws in the other jurisdictions in which we operate. Product recalls could result in significant losses due to their associated costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors, retail customers and shelf space or e-commerce prominence, and a potential negative impact on our ability to attract new customers and consumers, and maintain our current customer and consumer base due to negative consumer experiences or because of an adverse impact on our brands and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits. While we maintain batch and lot tracking capability to identify potential causes for any discovered problems, there is no guarantee that in the case of a potential recall, we will effectively be able to isolate all product that might be associated with any alleged problem, or that we will be able to quickly and conclusively determine the root cause or narrow the scope of the recall. Our potential inability to affect a recall quickly and effectively, or manage the consumer and retailer communication in a way that mitigates concerns, might create adverse effects on our business and reputation, including large recall and disposal costs and significant loss of revenue.

In addition, food and beverage companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. The FDA enforces laws and regulations, such as the Food Safety Modernization Act, that require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition, results of operations and cash flows. Most countries in which we operate have comparable regulations that we endeavor to comply with, but any failure to meet regulators’ or customers’ expectations could impact our business in these markets and have a material adverse effect on our reputation as well as our business, financial condition, results of operations and cash flows.

Our products and operations are subject to government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements, or to respond to changes in regulations applicable to our business could adversely affect our business, financial condition, results of operations and cash flows.

The manufacture, marketing and distribution of food products is highly regulated. We, along with our manufacturing and co-packing partners and our suppliers, are subject to a variety of laws and regulations internationally, which apply to many aspects of our and their businesses, including the sourcing of raw materials, manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of our products, as well as the health and safety of employees and the protection of the environment.

Our products and operations and those of our manufacturing and co-packing partners are subject to oversight by multiple U.S. and international regulatory agencies including the United States Department of Agriculture, or the USDA, the FDA, the Federal Trade Commission, or the FTC, the Environmental Protection Agency, or the EPA, the European Commission and the U.K.’s Food Standards Agency, Health and Safety Executive, Environment Agency, Environmental Health Officers and Trading Standards Officers and the Singapore Food Agency, among others. These agencies regulate, among other things, with respect to our products and operations:

•	design, development and manufacturing;

•	testing, labeling, content and language of instructions for use and storage;

•	product safety;

•	marketing, sales and distribution;

•	record keeping procedures;

•	advertising and promotion;

•	recalls and corrective actions; and

•	product import and export.

In the United States, for example, we are subject to the requirements of the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, testing, labeling, marketing, promotion, advertising, storage, distribution and safety of food. The FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices, or cGMP, and supplier verification requirements. Certain of our facilities, as well as those of our manufacturing and co-packing partners, are subject to periodic inspection by federal, state and local authorities. We do not control the manufacturing processes of, but rely upon, our third-party manufacturing partners for compliance with cGMPs for the manufacturing of our products that is conducted by our partners. If we or our manufacturing partners cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements of the FDA or other regulatory agencies, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in our manufacturing or co-packing partners’ inability to continue manufacturing for us or could result in a recall of our product that has already been distributed. In addition, we rely upon these parties to maintain adequate quality control, quality assurance and qualified personnel.

Failure by us, our suppliers or our manufacturing and co-packing partners to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our or our suppliers or manufacturing and co-packing partners’ operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, untitled letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could result in increased operating costs or loss of revenue, resulting in a material effect on our business, financial condition, results of operations and cash flows.

The regulations to which we are subject are complex and have tended to become more stringent over time. New labeling and food safety laws could restrict our ability to carry on or expand our operations, result in higher than anticipated costs or lower than anticipated sales, and otherwise make it more difficult for us to realize our goals of achieving a more integrated global supply chain due to the differences in regulations around the world.

Advertising inaccuracies and product mislabeling may have an adverse effect on our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Certain of our products are advertised with claims as to their origin, ingredients or health, wellness, environmental or other potential benefits, including, by way of example, the use of the terms “natural”, “organic”, “clean”, “non-toxic”, “sustainable”, “no added sugars,” or similar synonyms or implied statements relating to such benefits. Although the FDA and the USDA each have issued statements and adopted policies regarding the appropriate use of the word “natural,” there is no single, universal definition of the term “natural” for various categories we sell, which is true for many other adjectives common in the healthy or sustainable products industry. The resulting uncertainty has led to consumer confusion, distrust, and legal challenges.

In addition, the FDA has consistently enforced its regulations with respect to nutrient content claims, unauthorized health claims (claims that characterize the relationship between a food or food ingredient and a disease or health condition) and other claims that impermissibly suggest therapeutic benefits of certain foods or food components, or that misrepresent or improperly characterize the nutrient content in conventional food products. Moreover, the FTC has articulated a robust substantiation standard for health claims on foods and dietary supplements and has pursued investigations and litigation against companies where the FTC has concern that the claims being made are not properly substantiated. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes. The FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Further, consumer class action false advertising litigation relating to terms such as “natural,” “non-toxic,” “non-GMO” and other claims remain a persistent threat in our industry. Even when unmerited, class action claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition, results of operations or cash flows.

The USDA enforces federal standards for organic production and use of the term “organic” on product labeling. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law. By definition, organic products are not genetically modified or do not include genetically modified (bioengineered) ingredients. We use suppliers and manufacturing partners who can certify that they meet the standards needed for each applicable product or ingredient specification. Our failure, or failure on the part of our suppliers or manufacturing partners to comply with these ingredient and product specifications, to maintain appropriate certifications, or to label organic products in compliance with federal or state laws, may subject us to liability or regulatory enforcement. Consumers may also pursue state law claims, particularly pursuant to California’s organic laws, challenging use of the organic label as being intentionally mislabeled or misleading or deceptive to consumers.

The regulatory environment in which we operate could also change significantly and adversely in the future. New or changing regulations could impact the way consumers view our products, such as potential new labeling regulations or enforcement of a standard of identity for terms used to market our products that would require us to list certain ingredients by specific names that could confuse our consumers into thinking we may use different types of ingredients than they originally thought or that the quality of our ingredients is different to what they anticipated.

Any loss of confidence on the part of consumers in the truthfulness of our labeling, advertising or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our brands and decrease our sales, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Failure to comply with federal, state and international laws and regulations relating to data privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to data privacy, data protection, advertising and consumer protection, could adversely affect our business, financial condition, results of operations and cash flows.

We collect, maintain, and otherwise process significant amounts of personally identifiable information and other data relating to our customers and employees. Additionally, we rely on a variety of marketing techniques, including email and social media marketing, and we are subject to various laws and regulations that govern such marketing and advertising practices. We are subject to numerous state, federal and international laws, rules and regulations govern the collection, use and protection of personally identifiable information.

In the United States, federal and state laws impose limits on, or requirements regarding the collection, distribution, use, security and storage of personally identifiable information of individuals and there has also been increased regulation of data privacy and security particularly at the state level. For example, in 2018, California enacted the California Consumer Privacy Act, or the CCPA, which came into effect in January 2020, and gives California residents expanded rights to their personal information, provides for civil penalties for violations and provides a private right of action for data breaches that is expected to increase data breach litigation, and in November 2020, California voters passed the California Privacy Rights Act which takes effect in 2023 and significantly expands the CCPA. We expect that there will continue to be new proposed laws, regulations, and industry standards concerning data privacy, data protection, and information security in the United States and other jurisdictions at all levels of legislature, governance, and applicability. We cannot yet fully determine the impact that these or future laws, rules, and regulations may have on our business or operations.

Foreign data privacy laws are also rapidly changing and have become more stringent in recent years. In European Economic Area and the United Kingdom, the European Union’s General Data Protection Regulation, the United Kingdom’s General Data Protection Regulation, and the UK Data Protection Act 2018, collectively referred to as the GDPR, impose strict obligations on the ability to collect, analyze, transfer and otherwise process personal data. This includes requirements with respect to accountability, transparency, obtaining individual consent, international data transfers, security and confidentiality and personal data breach notifications, which may restrict our processing activities. Separate, restrictive obligations relating to electronic marketing and the use of cookies which may limit our ability to advertise. The interpretation and application of many existing or recently enacted data privacy and data protection laws and regulations in the European Union, the United Kingdom, the United States and elsewhere are increasingly complex, uncertain and fluid, and it is possible that such laws, regulations and standards may be interpreted or applied in a manner that is inconsistent with our existing practices. For example, recent developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the UK to the United States.

Further, we rely on a variety of marketing techniques and practices to sell our products and to attract new customers and consumers, and we are subject to various current and future data protection laws and obligations that govern marketing and advertising practices. For example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes specific requirements for commercial email messages in the United States. Governmental authorities, including in the European Union and the United Kingdom, continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Laws and regulations regarding the use of these cookies and other current online tracking and advertising practices could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms, which, in turn, could have an adverse effect on our business, financial condition, results of operations and cash flows.

Consumer resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent or “do not track” mechanisms as a result of industry regulatory or legal developments, the adoption by consumers of browser settings or “ad-blocking” software, and the development and deployment of new technologies could materially impact our ability or our media buyers’ ability to collect data or to efficiently and effectively deliver relevant promotions or media, which could materially impair the results of our operations.

Additionally, some providers of consumer devices, web browsers and application stores have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, require additional consents, or limit the ability to track user activity, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. Loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms, which, in turn, could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may also be bound by contractual requirements applicable to our collection, use, processing, and disclosure of various types of data, including personally identifiable information, and may be bound by self-regulatory or other industry standards relating to these matters. Our collection and use of consumer data is also subject to our privacy policies, including online privacy policies. The proliferation of data privacy laws in variation creates increased risk of non-compliance and increased costs of maintaining compliance. Additionally, while we strive to comply with our posted policies and all applicable laws, regulations, other legal obligations and certain industry standards, laws, rules, and regulations concerning data privacy, data protection, and data security evolve frequently and may be inconsistent from one jurisdiction to another or may be interpreted to conflict with our practices or in a manner that is inconsistent from one jurisdiction to another.

The adoption of further data privacy and security laws may increase the cost and complexity of implementing any new offerings in other jurisdictions. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any international, federal or state data privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal or contractual obligations relating to data privacy or consumer protection could adversely affect our reputation, brands and business, and may result in regulatory investigations, claims, proceedings or actions against us by governmental entities, customers, suppliers or others, class actions, or other liabilities or may require us to change our operations and/or cease using certain data sets. Any such claims, proceedings or actions could hurt our reputation, brands and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of customers and third-party partners and result in the imposition of significant damages liabilities or monetary penalties.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. For example, we are and have been subject to various labelling, trademark infringement and product quality claims in the ordinary course of our business, and may, in the future, face a range of litigation, including employment issues, distributor disputes, shareholder litigation and other contractual matters.

Even when not merited, the defense of these claims or lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and potentially prevent us from selling or manufacturing our products, which would make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Legislative or regulatory changes that affect our products, including new taxes, could reduce demand for products or increase our costs.

Taxes imposed on the sale of certain of our products by federal, state and local governments in the United States, or other countries in which we operate could cause consumers to shift away from purchasing our beverages. Several municipalities in the United States have implemented or are considering implementing taxes on the sale of certain “sugared” beverages, including non-diet soft drinks, fruit drinks, teas and flavored waters to help fund various initiatives. There has also been a trend among some public health advocates to recommend additional governmental regulations concerning the marketing and labeling/packaging of the beverage industry. Additional or revised regulatory requirements, whether labeling, packaging, tax or otherwise, could have a material adverse effect on our financial condition, consumer demand and results of operations.

Risks Related to Our Information Technology and Intellectual Property

We rely heavily on our information technology systems, as well as those of our third-party vendors and business partners, for our business to effectively operate and to safeguard confidential information; any significant failure, inadequacy, interruption or data security incident could adversely affect our business, financial condition, results of operations and cash flows.

We use information technology systems, infrastructure and data in substantially all aspects of our business operations. Our ability to effectively manage our business and coordinate the manufacturing, sourcing, distribution and sale of our products depends significantly on the reliability and capacity of these systems. We are critically dependent on the integrity, security and consistent operations of these systems. We also collect, process and store numerous classes of sensitive, personally identifiable and/or confidential information and intellectual property, including customers’ and suppliers’ information, private information about employees and financial and strategic information about us and our business partners. The secure processing, maintenance and transmission of this information is critical to our operations.

As discussed above under, “If we encounter problems with our supply chain, our costs may increase and our or our customers’ ability to deliver our products to market could be adversely affected,” Our systems and those of our third party vendors and business partners may be subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, acts of war or terrorist attacks, fire, flood, global pandemics and natural disasters; our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we and our third party vendors and business partners may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt our business and result in transaction errors, processing inefficiencies and loss of production or sales, causing our business and reputation to suffer.

Further, our systems and those of our third-party vendors and business partners may be vulnerable to, and have experienced attempted, security incidents, attacks by hackers (including ransomware attacks, phishing attacks and other third-party intrusions), acts of vandalism, computer viruses, misplaced or lost data, human errors or other similar events. If unauthorized parties gain access to our networks or databases, or those of our third-party vendors or business partners, they may be able to steal, publish, delete, use inappropriately or modify our private and sensitive third-party information, including credit card information and other personally identifiable information. In addition, employees may intentionally or inadvertently cause data or security incidents that result in unauthorized release of personally identifiable or confidential information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target (and even, in many cases, until after having been successfully launched for some time) and may originate from less regulated and remote areas around the world, we may be unable to proactively address all possible techniques or implement adequate preventive measures for all situations.

Security incidents compromising the confidentiality, integrity, and availability of our sensitive information and our systems and those of our third party vendors and business partners could result from cyber-attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), supply chain attacks, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, and security vulnerabilities in the software or systems on which we, or our third party vendors or business partners, rely. Cybercrime and hacking techniques are constantly evolving. We and/or our third-party vendors and/or business partners may be unable to anticipate attempted security breaches, react in a timely manner, or implement adequate preventative measures, particularly given the increasing use of hacking techniques designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts. We anticipate that these threats will continue to grow in scope and complexity over time and such incidents may occur in the future, and could result in unauthorized, unlawful, or inappropriate access to, inability to access, disclosure of, or loss of the sensitive, proprietary and confidential information (including personally identifiable information) that we handle. As we rely on a number of our third party vendors and business partners, we are exposed to security risks outside of our direct control, and our ability to monitor these third-party vendors’ and business partners’ data security is limited. While we employ a number of security measures designed to prevent, detect, and mitigate potential for harm to our users and our systems from the theft of or misuse of user credentials on our network, these measures may not be effective in every instance. Moreover, we or our third-party vendors or business partners may be more vulnerable to such attacks in remote work environments, which have increased in response to the COVID-19 pandemic. Additionally, while we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot assure you that our insurance will be adequate to cover costs and liabilities related to these incidents.

Any such breach, attack, virus or other event could result in additional costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, civil or criminal penalties, operational changes or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our business, reputation, financial condition, results of operations and cash flows.

In addition, if any such event resulted in access, disclosure or other loss or unauthorized use of information or data, such as customers’ and suppliers’ information, private information about employees and financial and strategic information about us and our business partners, whether actual or perceived, could result in legal claims or proceedings, regulatory investigations or actions, and other types of liability under laws that protect the privacy and security of personally identifiable information, including federal, state and foreign data protection and privacy regulations, violations of which could result in significant penalties and fines. The cost of investigating, mitigating and responding to potential security breaches and complying with applicable breach notification obligations to individuals, regulators, partners and others can be significant and the risk of legal claims in the event of a security breach is increasing. For example, the CCPA creates a private right of action for certain data breaches. Further, defending a suit, regardless of its merit, could be costly, divert management attention and harm our reputation. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect our reputation, business, financial condition, results of operations and cash flows. Any material disruption or slowdown of our systems or those of our third-party vendors or business partners, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our risks are likely to increase as we continue to expand, grow our customer base, and process, store, and transmit increasing amounts of proprietary and sensitive data. In addition, although we seek to detect and investigate all data security incidents, security breaches and other incidents of unauthorized access to our information technology systems, and data can be difficult to detect. Any delay in identifying such breaches or incidents may lead to increased harm and legal exposure of the type described above.

We may not be able to protect our intellectual property adequately, which may harm the value of our brands.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our trademarks are valuable assets that reinforce our brands and differentiate our products. We cannot assure you that we will be able to register and/or enforce our trademarks in all jurisdictions in which we do business, as the registrability of trademarks and the scope of trademark protection varies from jurisdiction to jurisdiction. In addition, third parties may adopt trade names or trademarks that are the same as or similar to ours, especially in jurisdictions in which we have not yet obtained trademark protection, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, our trademark applications may be opposed by third parties, our trademarks may otherwise be challenged, and/or the scope of any of our trademark registrations could be narrowed as a result of a challenge, or even canceled entirely. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion, negatively affect our brand recognition, or negatively affect consumers’ perception of our brands and products. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

In order to resolve certain trademark disputes, we have entered into coexistence or settlement agreements that permit other parties certain uses of marks similar to ours for certain categories and countries, and restrict the use of our marks in certain categories and countries. There is no guarantee that these coexistence settlement agreements will foreclose future trademark disputes.

We also rely on proprietary expertise, recipes and formulations and other trade secrets and copyright protection to develop and maintain our competitive position. Obtaining patent protection, if available for any of such proprietary intellectual property, can be time consuming and expensive, and we cannot guarantee that our patent applications would be granted, or if granted, that they would be of sufficient scope to provide meaningful protection. Accordingly, we have in the past decided, and may in future decide, to protect our intellectual property rights in our technologies by maintaining them as trade secrets.

Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality agreements may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently develop similar recipes or formulations to those that we have maintained as trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our formulations have been developed by or with our suppliers (manufacturing, co-packing, ingredient and packaging partners). As a result, we may not be able to prevent others from developing or using similar formulations.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. We may be required to spend significant resources in order to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trademarks and trade secrets. We cannot assure you that we will have adequate resources to enforce our intellectual property rights, as such litigation can be costly, time-consuming, and distracting to management. Any such litigation could result in the impairment or loss of portions of our intellectual property, as our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of our intellectual property rights.

We also face the risk of claims that we have infringed third parties’ intellectual property rights. If a third party asserts a claim that our offerings infringe, misappropriate or violate their rights, the litigation could be expensive and could divert management attention and resources away from our core business operations. Any claims of trademark or intellectual property infringement, even those without merit, could:

•	be expensive and time consuming to defend;

•

cause us to cease making, licensing or using products that incorporate the challenged intellectual property, which in turn could harm relationships with customers and distributors and might result in damages;

•	require us to redesign, reengineer, or rebrand our products or packaging, if feasible and might result in large inventory write-offs of unsaleable or unusable materials;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property which might affect our margins and ability to compete.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products, any of which could have a negative impact on our operating profits, our customer relations and harm our future prospects.

Risks Related to Our Indebtedness

We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which would adversely affect our financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs including working capital needs or acquisition needs, our financial condition and results of operations may be adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal amortization and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay vendor payments and capital expenditures, or seek additional equity investments. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

Our Credit Agreement has, and agreements governing any future indebtedness may contain, restrictive covenants and our failure to comply with any of these covenants could put us in default, which would have an adverse effect on our business and prospects.

Unless and until we repay all outstanding borrowings under our Credit Agreement we will remain subject to the terms and restrictive covenants of these borrowings. The terms of any future indebtedness will likely impose similar restrictions as those imposed by our Credit Agreement. The Credit Agreement contains, and agreements governing any future indebtedness may contain, a number of covenants which put some limits on our ability to, among other things:

•	sell assets;

•	engage in mergers, acquisitions, and other business combinations;

•	declare dividends or redeem or repurchase capital stock;

•	incur, assume, or permit to exist additional indebtedness or guarantees;

•	make loans and investments;

•	incur liens or give guarantees; and

•	enter into transactions with affiliates.

The Credit Agreement also requires us to maintain a specified total leverage ratio, fixed charge coverage ratio and asset coverage ratio and our ability to meet these financial ratios may be affected by events beyond our control, and we may not satisfy such a test. A breach of the covenants included in our Credit Agreement or of any agreements governing future debt obligations could result in a default under such agreements. By reason of cross-acceleration or cross-default provisions, other indebtedness may then become immediately due and payable. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. If amounts owed under the Credit Agreement are accelerated because of a default and we are unable to pay such amounts, our lenders may have the right to assume control of substantially all of the assets securing the Credit Agreement.

No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing. In addition, the Credit Agreement contains, and agreements governing any future indebtedness are likely to contain, restrictive covenants that limit our subsidiaries from making certain dividend payments, loans or advances to the Company, unless certain conditions are met. Our failure to comply with such covenants may result in default, which could result in the acceleration of all our debt.

Our existing indebtedness is, and any indebtedness we incur in the future may be, variable rate, subjecting us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under the Credit Agreement accrue interest at variable rates and expose us to interest rate risk. Interest rates may fluctuate in the future. Although we have explored in the past various hedging strategies, we do not currently hedge our interest rate exposure under the Credit Agreement. As a result, interest rates on the Credit Agreement or other variable rate debt obligations could be higher or lower than current levels. If interest rates increase, our debt service obligations on our existing or any future variable rate indebtedness would increase even though the amount borrowed would remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

London Interbank Offered Rate, or LIBOR, and other interest rates that are indices deemed to be “benchmarks” are the subject of recent and ongoing national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective, while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences that cannot be predicted. Any such consequence could have a material adverse effect on our existing facilities, our interest rate swap agreement or our future debt linked to such a “benchmark” and our ability to service debt that bears interest at floating rates of interest.

Risks Related to the Ownership of Our Common Stock and this Offering

There has been no prior public market for our common stock. An active market may not develop or be sustainable, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between us and the underwriters and may vary from the market price of our common stock following the completion of this offering. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our common stock, you may not be able to resell any shares you hold at or above the initial public offering price or at all. We cannot predict the prices at which our common stock will trade.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and results of operations;

•	the projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•

announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments, whether or not they are successfully consummated;

•	changes in stock market valuations and operating performance of other consumer goods companies generally, or those in the consumer beverage industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management, or any actions by our directors or management that damages the reputation of the company or the image of our brands;

•	sales of large blocks of our common stock, including sales by our founders or our executive officers and directors;

•	lawsuits threatened or filed against us;

•	anticipated or actual changes in laws, regulations or government policies applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic conditions in the United States;

•	other events or factors, including those resulting from war, pandemics (including COVID-19), incidents of terrorism or responses to these events; and

•	the other factors described in the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition, results of operations and cash flows.

Concentration of ownership of our ordinary shares among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.

Based upon our shares of common stock outstanding as of                 , upon the closing of this offering, our executive officers, directors and shareholders who owned more than 5% of our outstanding share capital before this offering will, in the aggregate, beneficially own approximately                 % of our outstanding shares of common stock, after giving effect to the issuance of shares in this offering but without giving effect to any purchases by such persons or entities in this offering. These shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, certain of our shareholders have entered into the Shareholders’ Agreement to support each other’s director nominees. For so long as such agreement remains, the remaining shareholders may be prevented from having an influence on the board.

Some of these persons or entities may have interests different than yours. For example, because many of these shareholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders.

Sales, directly or indirectly, of a substantial amount of our common stock in the public markets by our existing security holders may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline. Many of our existing security holders have substantial unrecognized gains on the value of the equity they hold, and may take steps to sell their shares or otherwise secure or limit their risk exposure to the value of their unrecognized gains on those shares. We are unable to predict the timing or effect of such sales on the market price of our common stock.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable lock up agreements described below.

In connection with this offering, we, all of our directors and executive officers and holders of substantially all of our outstanding securities have entered into market standoff agreements with us or lock up agreements with the underwriters that restrict our and their ability to sell or transfer shares of our capital stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. In addition, we and                  may release certain stockholders from the market standoff agreements or lock up agreements prior to the end of the lock up period. If not otherwise released early, when the applicable market standoff and lock up periods expire, we and our security holders subject to a lock up agreement or market standoff agreement will be able to sell our shares freely in the public market, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144. Sales of a substantial number of such shares upon expiration of the lock up and market standoff agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, as of                 , we had stock options outstanding that, if fully exercised, would result in the issuance of                  shares of common stock. All of the shares of common stock issuable upon the exercise of stock options, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock up or market standoff agreements and applicable vesting requirements.

Further, based on shares outstanding as of                  , holders of                  shares of our common stock will have rights after the completion of this offering, subject to certain conditions, to require us to file registration statements for the public resale of such shares or to include such shares in registration statements that we may file for us or other stockholders.

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, but are not limited to: requiring only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosures; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

In addition, while we are an “emerging growth company,” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an “emerging growth company” until as late as                 , the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (1) we have more than $1.07 billion in annual net revenues in any fiscal year, (2) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year or (3) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock of $                 per share is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $                 in the pro forma as adjusted net tangible book value per share from the price you paid assuming that stock price. In addition, following this offering, purchasers who bought shares from us in the offering will have contributed                 % of the total consideration paid to us by our stockholders to purchase                  shares of common stock to be sold by us in this offering, in exchange for acquiring approximately                 % of our total outstanding shares as of                 , after giving effect to this offering. If the underwriters exercise their option to purchase additional shares, if we issue any additional stock options or warrants or any outstanding stock options are exercised, if RSUs are settled, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.

We will have broad discretion in the use of the net proceeds we receive in this offering and may not use them in ways that prove to be effective.

We will have broad discretion in the application of the net proceeds we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use and it is possible that a substantial portion of the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and cash flows could be harmed, and the market price for our common stock could decline.

We do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our existing credit agreement restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us or tender offer that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:

•	restrict the forum for certain litigation against us to Delaware or the federal courts, as applicable;

•

our board of directors has the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	our stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

a special meeting of stockholders may be called only by the chair of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	our board of directors may alter our bylaws without obtaining stockholder approval;

•

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•

stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which generally prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, (A) (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court for the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

General Risk Factors

Members of our management team have limited experience in operating a public company, and regulatory compliance may divert their attention from the day-to-day management of our business.

With the exception of our Co-CEO, Martin Roper, our management team has very limited experience managing a publicly-traded company, and limited experience complying with the increasingly complex laws and regulations pertaining to public companies. Our management team, even with Mr. Roper’s leadership, may not successfully or efficiently manage our transition to being a public company that will be subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business, which would adversely impact our business operations. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States and to meet the other regulatory compliance needs of a public company may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly once we are no longer an emerging growth company, we will incur significant legal, regulatory, insurance, finance, accounting, investor relations, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and related rules implemented by the SEC, and the applicable stock exchange. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities and the smooth running of the business. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action, and potentially civil litigation.

Changes in tax laws or in their implementation may adversely affect our business and financial condition.

Changes in tax law may adversely affect our business or financial condition. On December 22, 2017, the U.S. government enacted legislation commonly referred to as the Tax Cuts and Jobs Act, or the TCJA, which significantly reformed the Internal Revenue Code of 1986, as amended, or the Code. The TCJA, among other things, contained significant changes to corporate taxation, including a reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), the limitation of the deduction for net operating losses, or NOLs, arising in taxable years beginning after December 31, 2017 to 80% of current year taxable income and elimination of NOL carrybacks for losses arising in taxable years ending after December 31, 2017 (though any such NOLs may be carried forward indefinitely), the imposition of a one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, the elimination of U.S. tax on foreign earnings (subject to certain important exceptions), the allowance of immediate deductions for certain new investments instead of deductions for depreciation expense over time and the modification or repeal of many business deductions and credits.

As part of Congress’s response to the COVID-19 pandemic, the Families First Coronavirus Response Act, or the FFCR Act, was enacted on March 18, 2020, and the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, was enacted on March 27, 2020. Both contain numerous tax provisions. The CARES Act also temporarily (for taxable years beginning in 2019 or 2020) relaxed the limitation of the tax deductibility for net interest expense by increasing the limitation from 30% to 50% of adjusted taxable income.

Regulatory guidance under the TCJA, the FFCR Act and the CARES Act is and continues to be forthcoming, and such guidance could ultimately increase or lessen impact of these laws on our business and financial condition. It is uncertain if and to what extent various states will conform their laws to the TCJA, the FFCR Act or the CARES Act.

In addition, as a result of the latest presidential and congressional elections in the United States, there could be significant changes in tax law and regulations that could result in additional federal income taxes being imposed on us. No specific tax legislation or regulations have yet been proposed and the likelihood and nature of any such legislation or regulations is uncertain. Any adverse developments in these laws or regulations, including legislative changes, judicial holdings or administrative interpretations, could have a material and adverse effect on our business, financial condition, results of operations and cash flows. Changes in tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of our investors and securities analysts, resulting in a decline in the trading price of our common stock.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or “GAAP”, requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on many factors, including historical experience and various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Our reported financial results may be negatively impacted by changes in GAAP and financial reporting requirements.

U.S. GAAP and related financial reporting requirements are complex, continually evolving and may be subject to varied interpretation by the relevant authoritative bodies, including the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. FASB has in the past issued new or revised accounting standards that superseded existing guidance and significantly impacted the reporting of financial results. Any future change in GAAP principles and financial reporting requirements or interpretations could also have a significant effect on our reported financial results, and may even affect the reporting of past transactions completed before the announcement or effectiveness of a change if retrospective adoption is required. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404. As a public company, we will be subject to significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Once we are no longer an “emerging growth company,” our auditors will be required to issue an attestation report on the effectiveness of our internal controls on an annual basis.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report (to the extent it is required to issue a report), investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

Risks Relating to our Existence as a Public Benefit Corporation

We operate as a Delaware public benefit corporation, and we cannot provide any assurance that we will achieve our public benefit purpose.

As a public benefit corporation, we are required to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing our stockholders’ pecuniary interests, the best interests of those materially affected by our conduct, and the public benefit or benefits identified by our amended and restated certificate of incorporation. There is no assurance that we will achieve our public benefit purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Description of Capital Stock—Public Benefit Corporation Status.”

As a public benefit corporation, we are required to publicly disclose a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are unable to provide the report, if we are unable to provide the report in a timely manner, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed and we could be subject to derivative litigation.

As a Delaware public benefit corporation, our focus on a specific public benefit purpose and producing positive effect for society may negatively impact our financial performance.

Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, our directors have a fiduciary duty to consider not only the stockholders’ interests, but also the company’s specific public benefit and the interests of other stakeholders affected by our actions. See “Description of Capital Stock—Public Benefit Corporation Status.” Therefore, we may take actions that we believe will be in the best interests of those stakeholders materially affected by our specific benefit purpose, even if those actions do not maximize our financial results. While we intend for this public benefit designation and obligation to provide an overall net benefit to us and our customers, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Our pursuit of longer-term or non-pecuniary benefits related to this public benefit designation may not materialize within the timeframe we expect or at all, yet may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation may have a material adverse effect on our business, results of operations, financial condition and cash flows, which in turn could cause our stock price to decline.

As a public benefit corporation, we may be less attractive as a takeover target than a traditional company would be, and, therefore, your ability to realize your investment through a sale may be limited. Under Delaware law, a public benefit corporation cannot merge or consolidate with another entity if, as a result of such merger or consolidation, the surviving entity’s charter “does not contain the identical provisions identifying the public benefit or public benefits,” unless the transaction receives approval from two-thirds of the target public benefit corporation’s outstanding voting shares. Additionally, public benefit corporations may also not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with shareholder value, and shareholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that boards of directors of public benefit corporations consider additional constituencies other than maximizing shareholder value, Delaware public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors. Additionally, being a public benefit corporation may result in a different assessment of potential acquisitions than a traditional corporation and may limit the suitable pool of such targets.

Our directors have a fiduciary duty to consider not only our stockholders’ interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. If a conflict between such interests arises, there is no guarantee that such a conflict would be resolved in favor of our stockholders.

While directors of a traditional corporation are required to make decisions that they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders’ interests, but also how its stakeholders are affected by the company’s actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on stockholder value, our directors are not merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. See “Description of Capital Stock—Public Benefit Corporation Status.” In the event of a conflict between the interests of our stockholders and the interests of our specific public benefit or our other stakeholders, our directors must only make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee such a conflict would be resolved in favor of our stockholders. While we believe our public benefit designation and obligation will benefit our stockholders, in balancing these interests our board of directors may take actions that do not maximize stockholder value. Any benefits to stockholders resulting from our public benefit purposes may not materialize within the timeframe we expect or at all and may have negative effects. For example:

•	we may choose to revise our policies in ways that we believe will be beneficial to our stakeholders, including suppliers, employees and local communities, even though the changes may be costly;

•	we may take actions that exceed regulatory requirements, even though these actions may be more costly than other alternatives;

•	we may be influenced to pursue programs and services to further our commitment to the communities to which we serve even though there is no immediate return to our stockholders; or

•

in responding to a possible proposal to acquire the company, our board of directors has a fiduciary duty to consider the interests of our other stakeholders, including suppliers, employees and local communities, whose interests may be different from the interests of our stockholders.

We may be unable or slow to realize the benefits we expect from actions taken to benefit our stakeholders, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows, which in turn could cause our stock price to decline.

As a Delaware public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interest, the occurrence of which may have an adverse impact on our business, financial condition, results of operation and cash flows.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least 2% of the company’s outstanding shares or, upon our listing, the lesser of such percentage or shares of at least $2 million in market value) are entitled to file a derivative lawsuit claiming the directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of our management, and, as a result, may adversely impact our management’s ability to effectively execute our strategy. Additionally, any such derivative litigation may be costly, which may have an adverse impact on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	reduced or limited availability of coconuts or other raw materials that meet our quality standards;

•	our dependence on certain third-party suppliers, contract manufacturers and co-packing partners to produce and manufacture our products;

•	disruptions to our supply chain that increase our costs or our or our customers’ ability to deliver our products to market in a timely fashion;

•	our dependence on distributor and retail customers for a significant portion of our sales;

•	our profitability and cash flows may be negatively affected if we are not successful in managing our inventory;

•	harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products;

•	our dependence on our executive officers and other key personnel, and our ability to pursue our current business strategy effectively if we lose them;

•	our ability to successfully compete in our highly competitive markets;

•	unfavorable publicity or consumer perception of our products and any similar products distributed by other companies;

•	our ability to introduce new products or successfully improve existing products;

•

pandemics, epidemics or disease outbreaks, such as the COVID-19 pandemic, may disrupt our business, including, among other things, consumption and trade patterns, our supply chain and production processes;

•	failure to expand our manufacturing and production capacity as we grow our business;

•	our ability to expand our operations into countries in which we have no prior operating history;

•	our ability to make successful acquisitions and divestitures in the future; and

•	our international business operations expose us to certain risks.

Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $                 million (or $                 million if the underwriters exercise their option to purchase additional shares of common stock in full), based upon an assumed initial public offering price of $                 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock sold by the selling stockholders

Each $                 increase or decrease in the assumed initial public offering price per share of $                 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $                 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each                  share increase or decrease in the number of shares of common stock offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $                 million, assuming that the initial public offering price per share remains at $                 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders. We intend to use $                 of the net proceeds from this offering to repay outstanding borrowings under the Revolving Facility and the remainder for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire or make investments in businesses, products and offerings, although we do not have agreements or commitments for any material acquisitions or investments at this time.

The Revolving Facility matures on May 21, 2026. Borrowings under the Revolving Facility bear interest at a rate per annum equal to, at our option, either (a) adjusted LIBOR (which shall not be less than 0.0%) plus the applicable rate or (b) base rate (determined by reference to the greatest of the prime rate published by Wells Fargo, the federal funds effective rate plus 1.5% and one-month LIBOR plus 1.5%). The applicable rate for LIBOR borrowings under the Revolving Facility is subject to step-downs based on our total net leverage for the immediately preceding fiscal quarter. See “Description of Certain Indebtedness.”

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term investments, interest-bearing investments, investment-grade securities, government securities, and money market funds.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant. In addition, the terms of our current credit facilities contain restrictions on our ability to declare and pay dividends.

CAPITALIZATION

The following table sets forth cash and cash equivalents and capitalization as of June 30, 2021, as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the Stock Split and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance of                shares of our common stock in this offering at an assumed initial public offering price of $                per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only. Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share amounts and par value)
Cash and cash equivalents	$19,488	$	$

Debt:
Revolving Credit Facility	8,000
Term Loan Facility	30,000
Other	84
Stockholders’ equity:
Common stock, par value $0.01 per share; 1,000,000 shares authorized; 130,115 shares issued and 116,475 shares outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	102,471
Loan to stockholder	(17,751)
Accumulated other comprehensive loss	(637)
Treasury stock, 13,640 shares at cost.	(58,928)
Noncontrolling interests	62
Retained earnings	37,796

Total stockholders’ equity	63,014

Total capitalization	$101,098		$

(1)	Each $ increase or decrease in the assumed initial public offering price per share of $ (which is the midpoint of the price range set forth on the cover page of this prospectus)

would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $ million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each share increase or decrease in the number of shares of common stock offered in this offering would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital and total stockholders’ equity by $ million, assuming that the initial public offering price per share remains at $ (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted columns in the table above are based on             shares             of common stock outstanding as of June 30, 2021, and excludes:

•	shares of common stock issuable upon exercise of stock options outstanding under our 2014 Plan as of June 30, 2021, at a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of stock options granted after June 30, 2021, with a weighted-average exercise price of $ per share, pursuant to our 2014 Plan;

•	shares of common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of June 30, 2021, with an exercise price of $ per share;

•

                additional shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2021 Plan; and

On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2014 Plan will be added to the shares of our common stock reserved for issuance under our 2021 Plan, and we will cease granting awards under the 2014 Plan. Our 2021 Plan also provides for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Equity Plans” for additional information.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of June 30, 2021 was $46.7 million or $                 per share. Our historical net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2021.

Our pro forma net tangible book value as of June 30, 2021 was $                million, or $                per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of our common stock outstanding as of June 30, 2021, after giving effect to (i) the Stock Split and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.

After giving further effect to receipt of the net proceeds from our issuance and sale of                 shares of common stock in this offering at an assumed initial public offering price per share of $                 (which is the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $                million, or $                per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing stockholders and an immediate dilution of approximately $                per share to new investors purchasing common stock in this offering.

We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$
Historical net tangible book value per share as of June 30, 2021	$

Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of June 30, 2021
Increase in pro forma net tangible book value per share attributable to new investors purchasing common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

Each $                increase or decrease in the assumed initial public offering price per share of $                 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $                per share and the dilution per share to new investors participating in this offering by $                per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a                 share increase in the number of shares of common stock offered by us would increase the pro forma as adjusted net tangible book value after this offering by $                per share and decrease the dilution per share to new investors participating in this offering by $                per share, and a                 share decrease in the number of shares of common stock offered by us would decrease the pro forma as adjusted net tangible book value by $                per share, and increase the dilution per share to new investors in this offering by $                per share, assuming that the assumed initial public offering price per share of $                (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of common stock from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $                per share, and the dilution to investors participating in this offering would be $                per share.

The following table summarizes on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid and the average price per share paid to us by existing stockholders and by investors purchasing shares in this offering at the assumed initial public offering price per share of $                 (which is the midpoint of the price range set forth on the cover page on this prospectus), before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration			Average Price
	Number (in thousands)	Percent	Amount (in thousands)		Percent	Per Share
Existing stockholders			$			$
New investors

Total		100%		$	100%	$

A $                 increase or decrease in the assumed initial public offering price per share of $                 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the total consideration paid by new investors by $                million and, in the case of an increase, would increase the percentage of total consideration paid by new investors to     % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors to     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, a                 share increase or decrease in the number of shares offered by us would increase or decrease, as applicable, the total consideration paid by new investors by $                million and, in the case of an increase, would increase the percentage of total consideration paid by new investors to     % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors to     %, assuming that the assumed initial public offering price per share of $                share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of common stock. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of common stock outstanding upon the completion of this offering.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to              shares, or         % of the total number of shares of our common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to                  shares, or         % of the total number of shares outstanding following the completion of this offering.

The pro forma and pro forma as adjusted columns in the table above are based on                 shares of common stock outstanding as of June 30, 2021, and exclude:

•	shares of common stock issuable upon exercise of stock options outstanding under our 2014 Plan as of June 30, 2021, at a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of stock options granted after June 30, 2021, with a weighted-average exercise price of $ per share, pursuant to our 2014 Plan;

•	shares of common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of June 30, 2021, with an exercise price of $ per share; and

•

                additional shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2021 Plan.

On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2014 Plan will be added to the shares of our common stock reserved for issuance under our 2021 Plan, and we will cease granting awards under the 2014 Plan. Our 2021 Plan also provides for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Equity Plans” for additional information.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended statement of operations data for the years ended December 31, 2020 and 2019 and the consolidated balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. For interim periods, we have derived our selected statements of operations data for the six months ended June 30, 2021 and 2020 and the selected balance sheet data as of June 30, 2021 from our unaudited condensed financial statements and related notes included elsewhere in this prospectus. The unaudited condensed financial statements were prepared on a basis consistent with our audited financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results that may be expected in any future period, and our results for any interim period are not necessarily indicative of results that may be expected for any future period.

	Year Ended December 31,				Six Months Ended June 30,
	2020		2019		2021	2020
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net Sales		$310,644		$283,949	$177,260	$153,806
Cost of goods sold		205,786		190,961	124,200	100,872

Gross Profit		104,858		92,988	53,060	52,934
Operating Expenses:
Selling, general and administrative		74,401		78,917	41,222	36,401
Change in fair value of contingent consideration		(16,400)		700	-	-

Total operating expenses		58,001		79,617	41,222	36,401

Income from operations		46,857		13,371	11,838	16,533
Other income (expense)
Unrealized gain/(loss) on derivative instrument		(4,718)		(1,233)	3,214	(7,396)
Foreign currency gain/(loss)		1,848		201	(1,530)	362
Interest income		404		225	73	183
Interest expense		(791)		(1,163)	(192)	(752)

Total other expense		(3,257)		(1,970)	1,565	(7,603)
Income before income taxes		43,600		11,401	13,403	8,930
Income tax expense		(10,914)		(1,979)	(3,981)	(2,352)

Net income		$32,687		$9,422	$9,422	$6,578

Net income attributable to common stockholders		$32,660		$9,417	$9,442	$6,567

Per Share Data:
Net income per share attributable to common stockholders(1),
Basic		$254.02		$75.21	$80.45	$50.99
Diluted		$253.54		$74.97	$79.79	$50.87
Weighted-average common shares outstanding,
Basic		128,574		125,206	117,360	128,796
Diluted		128,815		125,610	118,335	129,092
Pro forma net income per share attributable to common stockholders,
Basic	$		$
Diluted	$		$
Weighted average shares used in computing pro forma net income per share attributable to common stockholders(unaudited)(1)
Basic
Diluted

(1)

See Note 17 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate historical and pro forma basic and diluted net income per share and the weighted average number of shares used in the computation of the per share amounts.

	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021
			(unaudited)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$72,181	$36,740	$19,488
Total assets	183,861	146,097	175,149
Total liabilities	81,562	72,298	112,135
Additional paid-in capital	101,440	99,038	102,471
Retained earnings (accumulated deficit)	28,354	(4,306)	37,796
Total stockholders’ equity	$102,299	$73,799	$63,014

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2020 refer to the year ended December 31, 2020 and all references to 2019 refer to the year ended December 31, 2019.

Overview

The Vita Coco Company is a leading fast-growing, plant-based functional hydration platform, which pioneered packaged coconut water in 2004, and recently began extending into other healthy hydration categories. We are on a mission to reimagine what is possible when brands deliver great tasting, natural, and nutritious products that are better for consumers and better for the world. At the Vita Coco Company, we strongly believe that we have a nearly two-decade head start on building a modern, healthy beverage company providing products that consumers demand. We observed early on the shift toward healthier and more functional beverage and food products led by the next generation of consumers. As a result, we believe our platform is tethered to the future and not anchored to the past. Our portfolio is led by Vita Coco, which is the leader in the global coconut water category with additional coconut oil and coconut milk offerings, and includes Runa, a leading plant-based energy drink inspired from a plant native to Ecuador, Ever & Ever, a sustainably packaged water, and the recently launched PWR LIFT, a flavored protein-infused water.

Since our inception, we have been boldly re-defining healthy hydration to truly be good for your body rather than “less bad for you” as defined by the old guards of the beverage industry. We have embraced the power of plants from around the globe by turning them into conveniently packaged beverages that our consumers can enjoy across need-states and beverage occasions throughout the day—as a replacement to orange juice in the morning, as a natural sports drink invented by Mother Nature, as a refreshing alternative to both regular or plant-based milk in a smoothie, or simply on its own as a great-tasting functional hydrator. Together, our brands help our consumers satiate their large and growing thirst for healthy and functional hydration, which fuels well-being from the inside out. This enables us to serve a U.S. beverage market of over $119 billion, providing a long runway for growth, and within which the $13 billion natural segment is currently growing at twice the pace of the conventional brands, according to SPINS.

Through the years, with consistent execution and deliberate planning, we have innovated and expanded to become a larger good-for-you beverage platform that has sold close to three billion equivalent beverages over the last 10 years. We started as pioneers of the natural beverage category, and through our expansion, have helped launch the category into its ever-growing market position today. We are poised for continued growth and excitedly appointed beverage industry veteran, Martin Roper, as our Co-CEO in 2019. Martin joins us from The Boston Beer Company, where he transformed the company from a regional craft brewer to a diversified portfolio of well recognized brands, with expanding international presence.

While we are maniacally focused on the benefits we deliver to our consumers through our products, we also believe that we have a deep responsibility to grow our business with our environmental and social impact in mind. That is why we bring our products to market through a responsibly designed, asset-lite supply chain which has a positive impact on consumers and our communities, and mitigates the impact on the planet. Our innovative and robust supply chain starts with our family farmers, who provide us with approximately 2.5 million coconuts daily. As part of our coconut water production process, we provide producers the partnership, investment and training they need to not only reduce waste and environmental impact, but also turn coconut water into a shelf-stable product with commercial viability, broad consumer appeal, and benefits for the global society.

We have broad appeal and offer a unique value proposition to both our retail partners and end-consumers alike. Our products are premium yet accessible, which attracts a broad and diverse audience that increases our desirability to retailers, and ultimately supports our profitability. Our consumers are young and valuable shoppers who have significant long-term buying potential and influence over future trends. We operate at the intersection of functional and natural, and offer a wide variety of clean, responsible, better-for-you products that our customers know and love. Beyond the benefits our products offer, we appeal to consumers across dayparts, usage occasions, ages, geographies, and demographics. From coconut milk in the morning, to a Vita Coco or PWR LIFT after a workout, then a Runa for afternoon energy, or an Ever & Ever anytime – the need-states and opportunities to enjoy our beverages are endless, yet we are still determined to find more!

We exercise strong financial discipline when managing our business and executing on our growth strategies, and our financial performance reflects that. While many companies at our stage and with our growth profile adopt a “growth-at-all-cost” mindset, we have always been focused on profitable, responsible, and sustainable growth. We believe this strategy is the most prudent and value-maximizing for all of our stakeholders, including investors, consumers, customers, employees, and global citizens, over the long-term horizon.

Our recent historical financial performance reflects the tremendous strides we have made to scale and grow our business:

•

For the year ended December 31, 2020, we reported net sales of $311 million, representing a 9% increase from $284 million for the year ended December 31, 2019. For the six months ended June 30, 2021, we reported net sales of $177 million, representing a 15% increase from $154 million for the six months ended June 30, 2020.

•

For the year ended December 31, 2020, we generated gross profit of $105 million, representing a margin of 34% and a 13% increase from $93 million for the year ended December 31, 2019. For the six months ended June 30, 2021, we generate gross profit of $53 million, representing a margin of 30% and remaining relatively flat in absolute dollar terms compared to $53 million for the six months ended June 30, 2020.

•

For the year ended December 31, 2020, our net income was $33 million, representing an increase of 247% from our net income of $9 million for the year ended December 31, 2019. For the six months ended June 30, 2021, our net income was $9 million, representing an increase of 43% from our net income of $7 million for the six months ended June 30, 2020.

•

For the year ended December 31, 2020, our adjusted EBITDA was $35 million, representing a margin of 11% and an increase of 75% from our adjusted EBITDA of $20 million for the year ended December 31, 2019. This improved margin was a result of our gross profit margin expansion and right-sized marketing investments. For the six months ended June 30, 2021, our adjusted EBITDA was $16 million, representing a margin of 9% and a decrease of 16% from our adjusted EBITDA of $19 million for the six months ended June 30, 2020, due in part to a challenging supply chain environment we experienced during the six months ended June 30, 2021.

•

We have traditionally experienced minimal capital expenditures given our asset-lite model. We believe that our operating cash flow and access to credit facilities provide us with sufficient capability to support our growth plans.

•	As of December 31, 2020 and June 30, 2021, we had $25 million and $38 million, respectively, of outstanding indebtedness.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon many factors, the most important of which are as follows:

Ability to Grow and Maintain the Health of Our Brands

We have developed a strong and trusted brand in Vita Coco that we believe has been integral to the growth and health of our business, and are in the early stages of developing additional brands to broaden our portfolio. In addition, we are continuously developing and sharpening our communication tactics to ensure that our story and purpose are understood and resonate with consumers. The success and reputation of our current brands and any brands we develop in the future are critical to the growth of our business and our future success. We aim to grow our brands by expanding distribution, adding new formats, promoting trials with new consumers and investing in marketing to attract new consumers and demonstrating to existing consumers the quality value of their purchases. To grow and maintain the health of our bands we must invest in sales and marketing and execute on our sales strategy to develop and deepen consumers’ connection to our brands. We believe that the strength of our core brand, Vita Coco, should enable us to continue to invest in expanding our brands across beverage categories and channels, and to deepen relationships with consumers across all demographics.

Ability to Generate Incremental Volume Through Product Innovation

The beverage industry is subject to shifting consumer preferences which presents opportunities for new beverage occasions, new tastes and new functional benefits. Our future success is therefore partially dependent on our ability to identify these trends and develop products and brands that effectively meet those needs. Our innovation efforts focus on developing and marketing product extensions, improving upon the quality and taste profiles of existing products, and introducing new products or brands to meet evolving consumer needs. We aim to develop and test new products, and scale the most promising among them to ensure a strong pipeline of product innovation.

We maintain in-house research and development capabilities as well as strong third-party relationships with flavor development houses, and we monitor the latest advancements in clean ingredients to support continued innovation and learning. Our ability to successfully improve existing products, or develop, market and sell new products or brands depends on our commitment and continued investment in innovation, and our willingness to try and fail and learn from our experiences.

Relationship with Suppliers and Asset-Lite Supply Chain Model

We believe our global asset lite supply chain model has been an integral part in our ability to efficiently scale our business and compete in the marketplace. This asset-lite model creates leverage with our partners across our supply chain, allowing us to effectively manage total delivery costs and affording greater ability to shift volume between our suppliers, and thus better manage our supply levels. In addition, our scale of sourcing has allowed us to add volume and service retailers more reliably, and our global position as the largest and highest quality coconut water procurer in the world protects our customer and supplier relationships. We aim to drive continuous operational improvements with our supplier partners to enhance quality of our products, better control costs and ultimately maintain our competitive advantage. Our dedicated engineering support team supports our supply partners’ expansion, efficiency and environmental initiatives and shares best practices across our supplier network.

Ability to Successfully Execute Both In-Store and Online

To aid the growth of our business, we intend to continue improving our operational efficiency and leverage our brand position across channels, and therefore have a balanced approach to investment and development of capabilities in retail and e-commerce execution. Our DSD network is an important asset in executing physical retail programs and ensuring product availability and visibility in the United States. Managing our DSD network requires relationship building and communication as to plans, and alignment of goals and interests. We look to adapt our approaches as consumer and retail behavior changes to ensure we remain competitive and visible regardless of channel.

Quarterly Performance of Our Business

The beverage market is subject to seasonal variation and our sales are generally higher during the warmer months. Our sales can also be influenced by the timing of holidays and weather fluctuations. In addition, our financial results may fluctuate from quarter to quarter due to the timing of significant promotional activity or programs of our retail customers, on-boarding new retail or distribution partnerships, which typically launch with inventory buy-ins, and the timing of new product launches, which may also impact comparability to prior periods. These factors can also impact our working capital and inventory balances in each period in ways that may be difficult to forecast. Our goal is to make the right business decisions for our long-term success despite fluctuations in quarterly operating results.

Economic Environment & Industry Trends

Our business is healthier where consumers have higher discretionary incomes and are motivated by health and wellness diets and hydration. Most of our products are at premium prices reflecting their functionality and uniqueness so we do better in more developed economies and major urban areas. As economies continue to develop and education on health and wellness becomes more mainstream, we anticipate our offerings becoming more appealing and endeavor to position our products to benefit from such changes.

Impact of COVID-19

The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The full extent to which the COVID-19 pandemic will directly or indirectly impact our cash flow, business, financial condition, results of operations and prospects will depend on future developments that are uncertain. From the beginning of this pandemic, our top priority has been the health, safety and well-being of our employees. Early in March 2020, we implemented global travel restrictions and work-from-home policies for employees who are able to work remotely. For those employees who are unable to work remotely, safety precautions have been instituted, which were developed and adopted in line with guidance from public health authorities and professional consultants. Currently, certain of our offices have been partially reopened, our quality lab continues to operate under strict protocols, and generally, our field sales teams are working with our distributors and retailers subject to local safety protocols. During the COVID-19 pandemic, we have taken a number of steps to support our employees, including increasing employee communications, including topics such as mental health and family welfare; creating wellness hotlines and enhancing employee assistance programs; and conducting employee surveys to evaluate employee morale. We are incredibly proud of the teamwork exhibited by our employees, co-packers and distributors around the world who are ensuring the integrity of our supply chain. We have experienced some impacts on our inventory availability and delivery capacity since the outbreak which have impacted, at times, our ability to fully service our customers, including temporary facility shutdowns, local transportation interruptions, and general pressure on global shipping lines. We have taken measures to bolster key aspects of our supply chain and we continue to work with our supply chain partners to try to ensure our ability to service our customers. Although not a material impact in the years ended December 31, 2020 and 2019, we have also seen significant cost inflation to global shipping costs and some inflationary pressures on other cost elements, only some of which has been covered by pricing actions to date. For the six months ended June 30, 2021, we estimate that our Net Income and Adjusted EBITDA absorbed incremental costs related to global supply chain disruptions of approximately $8 million, relating to cost increases across ocean freight, fulfillment, and shipping expenses as a result of the COVID-19 pandemic. We expect to see ongoing cost pressures and will evaluate appropriate mitigation measures to protect our business.

Components of Our Results of Operations

Net Sales

We generate revenue through the sale of our Vita Coco branded coconut water, Private Label and Other products in the Americas and International segments. Our sales are predominantly made to distributors or to retailers for final sale to consumers through retail channels, which includes sales to traditional brick and mortar retailers, who may also resell our products through their own online platforms. Our revenue is recognized net of allowances for returns, discounts, credits and any taxes collected from consumers.

Cost of Goods Sold

Cost of goods sold includes the costs of the products sold to customers, inbound and outbound shipping and handling costs, freight and duties, shipping and packaging supplies, and warehouse fulfillment costs incurred in operating and staffing warehouses.

Gross Profit and Gross Margin

Gross profit is net sales less cost of goods sold, and gross margin is gross profit as a percentage of net sales. Gross profit has been, and will continue to be, affected by various factors, including the mix of products we sell, the channel through which we sell our products, the promotional environment in the marketplace, manufacturing costs, commodity prices and transportation rates. We expect that our gross margin will fluctuate from period to period depending on the interplay of these variables.

Gross margin is a ratio calculated by dividing gross profit by net sales. Management believes gross margin provides investors with useful information related to the profitability of our business prior to considering all of the operating costs incurred. Management uses gross profit and gross margin as key measures in making financial, operating and planning decisions and in evaluating our performance.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses include marketing expenses, sales promotion expenses, and general and administrative expenses. Marketing and sales promotion expenses consist primarily of costs incurred promoting and marketing our products and are primarily driven by investments to grow our business and retain customers. We expect selling and marketing expenses to increase in absolute dollars and to vary from period to period as a percentage of net sales for the foreseeable future. General and administrative expense include payroll, employee benefits, stock-based compensation, broker commissions and other headcount-related expenses associated with supply chain & operations, finance, information technology, human resources and other administrative-related personnel, as well as general overhead costs of the business, including research and development for new innovations, rent and related facilities and maintenance costs, depreciation and amortization, and legal, accounting, and professional fees. We expense all selling, general and administrative expense as incurred. We expect selling, general and administrative expenses to increase in absolute dollars to support business growth and, in the near term, our transition to a public company.

Change in Fair Value of Contingent Consideration

In connection with our acquisition of Runa, we agreed to pay contingent payments to Runa’s former shareholders only if a certain revenue growth rate is achieved. Assuming the revenue growth is achieved, the former shareholders could elect for payment to be calculated based on quarterly data available between December 2021 and December 2022, as follows: 49% of the product of (a) the net revenue for the trailing 12 calendar months and (b) a specified multiple, which is contingent on the revenue growth achieved since December 31, 2017. The contingent consideration payout cannot exceed $51.5 million. If a certain revenue growth rate is not achieved, the Company is not required to pay any contingent payment. The contingent consideration payable to Runa’s former shareholders was re-measured at fair value, which reflects estimates, assumptions, and expectations on Runa’s revenue and revenue growth as of the valuation date. As of June 30, 2021 and December 31, 2020, we expect the contingent consideration to be zero. The contingent consideration will continue to be remeasured until payout in December 2022. However, we do not believe that the Runa business will achieve the growth targets required and thus we expect that the contingent consideration will be zero at December 2022.

Other Income (Expense), Net

Unrealized Gain/(Loss) on Derivative Instruments

We are subject to foreign currency risks as a result of its inventory purchases and intercompany transactions. In order to mitigate the foreign currency risks, we and our subsidiaries enter into foreign currency exchange contracts which are recorded at fair value. Unrealized gain on derivative instruments consists of gains or losses on such foreign currency exchange contracts which are unsettled as of period end. See “—Qualitative and Quantitative Disclosures about Market Risk—Foreign Currency Exchange Risk” for further information.

Foreign Currency Gain/(Loss)

Our reporting currency is the U.S. dollar. We maintain the financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Foreign currency gain/(loss) represents the transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency. See “—Qualitative and Quantitative Disclosures about Market Risk—Foreign Currency Exchange Risk” for further information.

Interest Income

Interest income consists of interest income earned on our cash and cash equivalents, and money market funds, as well as interest received as part of an interest rate swap which was terminated in May 2020.

Interest Expense

Interest expense consists of interests on our credit facilities and term loans.

Income Tax Expense

We are subject to federal and state income taxes in the United States and taxes in foreign jurisdictions in which we operate. We recognize deferred tax assets and liabilities based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. We regularly assess the need to record a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Operating Segments

We operate in two reporting segments:

•	Americas—The Americas segment is comprised of our operations in the Americas region, primarily in the United States and Canada.

•	International—The International segment is comprised of our operations primarily in Europe, the Middle East and the Asia Pacific regions.

Each segment derives its revenues from the following product categories:

•

Vita Coco Coconut Water—This product category consists of all branded coconut water product offerings under the Vita Coco labels, where the majority ingredient is coconut water. For these products, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue.

•

Private Label —This product category consists of all private label product offerings, which includes coconut water and oil. the Company determined the production and distribution of private label products represents a distinct performance obligation. Since there is no alternative use for these products and the Company has the right to payment for performance completed to date, the Company recognizes the revenue for the production of these private label products over time as the production for open purchase orders occurs, which may be prior to any shipment.

•

Other—This product category consists of all other products, which includes Runa, Ever & Ever and PWR LIFT product offerings, Vita Coco product extensions beyond coconut water, such as Vita Coco Sparkling, coconut milk products, and other revenue transactions (e.g., bulk product sales). For these products, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue.

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2020

The following table summarizes our results of operations for the six months ended June 30, 2021 and 2020, respectively:

	Six Months Ended June 30,		Change
	2021	2020	Amount	Percentage
	(in thousands)		(in thousands)
Net sales	$177,260	$153,806	$23,454	15.2%
Cost of goods sold	124,200	100,872	23,328	23.1%

Gross profit	53,060	52,934	126	0.2%
Operating expenses
Selling, general and administrative	41,222	36,401	4,821	13.2%

Income from operations	11,838	16,533	(4,695)	n/m
Other income (expense)
Unrealized gain/(loss) on derivative instrument	3,214	(7,396)	10,610	n/m
Foreign currency gain/(loss)	(1,530)	362	(1,892)	n/m
Interest income	73	183	(110)	(60.1%)
Interest expense	(192)	(752)	560	(74.5%)

Total other income (expense)	1,565	(7,603)	9,168	(120.6%)
Income before income taxes	13,403	8,930	4,473	n/m
Income tax expense	(3,981)	(2,352)	(1,629)	n/m

Net income	$9,422	$6,578	$2,844	43.2%

n/m—represents percentage calculated not being meaningful

Net Sales

The following table provides a comparative summary of net sales by operating segment and product category:

	Six Months Ended June 30,		Change
	2021	2020	Amount	Percentage
	(in thousands)		(in thousands)
Americas segment
Vita Coco Coconut Water	$104,405	$80,062	$24,343	30.4%
Private Label	40,485	42,164	(1,679)	(4.0%)
Other	5,110	7,874	(2,764)	(35.1%)

Subtotal	150,000	130,100	19,900	15.3%

International segment
Vita Coco Coconut Water	$16,352	$13,363	$2,989	22.4%
Private Label	5,531	6,379	(848)	(13.3%)
Other	5,377	3,964	1,413	35.6%

Subtotal	27,260	23,706	3,554	15.0%

Total net sales	$177,260	$153,806	$23,454	15.2%

Volume in Case Equivalent

The primary driver of the consolidated net sales increase of 15.2% was increased shipments. The following table provides a comparative summary of our shipments in Case Equivalents, or CE, by operating segment and product category:

	Six Months Ended June 30,		Change
	2021	2020	Amount	Percentage
	(in thousands)		(in thousands)
Americas segment
Vita Coco Coconut Water	11,877	9,029	2,848	31.5%
Private Label	4,710	4,609	101	2.2%
Other	504	943	(439)	(46.6%)

Subtotal	17,091	14,581	2,510	17.2%

International segment*
Vita Coco Coconut Water	2,427	2,036	391	19.2%
Private Label	787	854	(67)	(7.8%)
Other	206	363	(157)	(43.2%)

Subtotal	3,420	3,253	167	5.1%

Total volume (CE)	20,511	17,834	2,677	15.0%

Note: A CE is a standard volume measure used by management which is defined as a case of 12 bottles of 330ml liquid beverages or the same liter volume of oil.

*International	Other excludes minor volume of Runa leaves that are treated as zero CE.

Americas Segment

Americas net sales increased by $19.9 million, or 15.3%, to $150.0 million for the six months ended June 30, 2021, from $130.1 million for the six months ended June 30, 2020, primarily driven by a CE volume shipment increase of 17.2%, partially offset by timing of promotional activities. Americas CE volume shipment growth of Vita Coco Coconut Water was strongest within our DSD channel.

Vita Coco Coconut Water net sales increased by $24.3 million, or 30.4%, to $104.4 million for the six months ended June 30, 2021, from $80.1 million for the six months ended June 30, 2020. The increase was primarily driven by a combination of increased consumer demand, retail execution, and overall brand strength.

Private Label net sales decreased by $1.7 million, or 4.0%, to $40.5 million for the six months ended June 30, 2021, from $42.2 million for the six months ended June 30, 2020. Although the overall CE volume shipments increased period over period, there was a mix shift from coconut oil towards coconut water, which has lower net sales per CE.

Net sales for Other products decreased by $2.8 million, or 35.1%, to $5.1 million for the six months ended June 30, 2021 from $7.9 million for the six months ended June 30, 2020. The decrease was primarily driven by a decrease in bulk sales and Vita Coco oil.

International Segment

International net sales increased by $3.6 million, or 15.0%, to $27.3 million for the six months ended June 30, 2021 from $23.7 million for the six months ended June 30, 2020, primarily driven by increased sales in our European region, which includes a favorable impact related to foreign currency translation.

Vita Coco Coconut Water net sales increased by $3.0 million, or 22.4%, to $16.4 million for the six months ended June 30, 2021, from $13.4 million for the six months ended June 30, 2020. Meanwhile, Private Label net sales decreased by $0.8 million, or 13.3%, to $5.5 million for the six months ended June 30, 2021, as compared to $6.4 million for the six months ended June 30, 2020. The changes in each product category were driven by the movement in CE volume shipments, primarily in the European region.

Net sales for Other products increased by $1.4 million, or 35.6%, to $5.4 million for the six months ended June 30, 2021, from $4.0 million for the six months ended June 30, 2020. The increase was primarily driven by increases in bulk product sales from our Asia Pacific region.

Gross Profit

	Six Months Ended June 30,		Change
	2021	2020	Amount	Percentage
	(in thousands)		(in thousands)
Cost of goods sold
Americas segment	$103,176	$84,115	$19,061	22.7%
International segment	21,024	16,757	4,267	25.5%

Total cost of goods sold	$124,200	$100,872	$23,328	23.1%

Gross profit
Americas segment	$46,824	$45,985	$839	1.8%
International segment	6,236	6,949	(713)	(10.3%)

Total gross profit	$53,060	$52,934	$126	0.2%

Gross margin
Americas segment	31.2%	35.3%		(4.1%)
International segment	22.9%	29.3%		(6.4%)
Consolidated	29.9%	34.4%		(4.5%)

On a consolidated basis, cost of goods sold increased $23.3 million, or 23.1%, to $124.2 million for six months ended June 30, 2021, from $100.9 million for the six months ended June 30, 2020. On a consolidated and segment basis, the increase was primarily driven by CE volume shipments and significant transportation costs inflation over the last six months of 2021, specifically related to ocean freight costs due to shipping and port constraints related to the COVID-19 pandemic.

On a consolidated basis, gross profit dollars were flat for the six months ended June 30, 2021 compared to June 30, 2020. Although we delivered strong top line growth of 15.0% driven by continued underlying strength of our Vita Coco brand, this was offset by significant ocean freight costs. Gross margin was 29.9% for the six months ended June 30, 2021, as compared to 34.4% for the six months ended June 30, 2020. The approximate 450 basis points decline was driven by the cost increases across ocean freight, fulfillment, and shipping expenses as a result of the COVID-19 pandemic, which was partly offset by the positive impact of higher volume in the Americas and International.

Operating Expenses

	Six Months Ended June 30,		Change
	2021	2020	Amount	Percentage
	(in thousands)		(in thousands)
Selling, general and administrative	41,222	36,401	4,821	13.2%

n/m—represents percentage calculated not being meaningful

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expense increased by $4.8 million, or 13.2%, to $41.2 million for the six months ended June 30, 2021, from $36.4 million for the six months ended June 30, 2020. The increase was primarily driven by a $1.4 million increase in marketing for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, a $1.8 million increase in personnel related expenses, and a $2.0 million increase related to various professional fees including our public company readiness preparation.

Other Income (Expense), Net

	Six Months Ended June 30,		Change
	2021	2020	Amount	Percentage
	(in thousands)		(in thousands)
Unrealized gain/(loss) on derivative instruments	$3,214	$(7,396)	$10,610	n/m
Foreign currency gain/(loss)	(1,530)	362	(1,892)	n/m
Interest income	73	183	(110)	(60.1%)
Interest expense	(192)	(752)	560	(74.5%)

	$1,565	$(7,603)	$9,168	(120.6%)

n/m—represents percentage calculated not being meaningful

Unrealized Gain/(Loss) on Derivative Instruments

During the six months ended June 30, 2021, we recorded gains of $3.2 million relating to unrealized gains on outstanding derivative instruments for forward foreign currency exchange contracts. During the six months ended June 30, 2020, we recorded losses of $7.4 million relating to unrealized loss on our outstanding derivative instruments for forward foreign currency exchange contracts. All forward foreign currency exchange contracts were entered to hedge some of our exposures to the British pound, Canadian dollar, Brazilian real and Thai baht.

Foreign Currency Gain/(Loss)

Foreign currency loss was $1.5 million for the six months ended June 30, 2021, as compared to $0.4 million gain for the six months ended June 30, 2020. The change in both years was a result of movements in various foreign currency exchange rates related to transactions denominated in currencies other than the functional currency.

Interest Income

Interest income decreased by $0.1 million, or 60.1%, to $0.1 million for the six months ended June 30, 2021, from $0.2 million for the six months ended June 30, 2020. The decrease was primarily driven by an amended interest rate from 1.78% to 0.58% on the loan to the co-CEO described in the notes of the consolidated financial statements and in “Certain Relationships and Related Party Transactions—Loan to Officer.”

Interest Expense

Interest expense decreased by $0.6 million, or 74.5%, to $0.2 million for the six months ended June 30, 2021, from $0.8 million for the six months ended June 30, 2020. The decrease was primarily driven by non-recurring interest expense upon the settlement of an interest rate swap in May 2020 which impacted our interest expense by $0.5 million in the six months ended June 30, 2020, which did not repeat in the six months ended June 30, 2021.

Income Tax Expense

	Six Months Ended June 30,		Change
	2021	2020	Amount	Percentage
	(in thousands)		(in thousands)
Income tax expense	$(3,981)	$(2,352)	$(1,629)	n/m

n/m—represents percentage calculated not being meaningful

Income tax expense was $4.0 million for the six months ended June 30, 2021, as compared to $2.4 million for the six months ended June 30, 2020. The effective combined federal, state and foreign tax rate increased to 29.7% from 26.3% for the six months ended June 30, 2021 and 2020, respectively.

The higher effective tax rate during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 was primarily driven by higher state taxes.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our financial statements, such as industry analysts, investors, and lenders. These non-GAAP measure should not be considered as alternatives to net income as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

These non-GAAP measures are a key metric used by management and our board of directors, to assess our financial performance. We present this non-GAAP measure because we believe they assist investors in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because we believe it is useful for investors to see the measures that management uses to evaluate the company.

We define EBITDA as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA with adjustments to eliminate the impact of certain items, including certain non-cash and other items, that we do not consider representative of our ongoing operating performance.

A reconciliation from net income to EBITDA and Adjusted EBITDA is set forth below:

	Six Months Ended June 30,
	2021	2020
	(in thousands)
Net income	$9,422	$6,578
Depreciation and amortization	1,044	1,028
Interest income	(73)	(183)
Interest expense	192	752
Income tax expense	3,981	2,352

EBITDA	14,566	10,527
Stock-based compensation(a)	1,012	827
Unrealized gain/(loss) on derivative instruments(b)	(3,214)	7,396
Foreign currency gain/(loss)(b)	1,530	(362)
Other adjustments(c)	1,722	145

Adjusted EBITDA	15,616	18,533

(a)

Non-cash charges related to stock-based compensation, which vary from period to period depending on volume and vesting timing of awards. We adjusted for these charges to facilitate comparison from period to period.

(b)	Unrealized gains or losses on derivative instruments and foreign currency gains or losses are not considered in our evaluation of our ongoing performance.
(c)	Reflects other charges inclusive of legal costs and other non-recurring expenses mostly related to our public company readiness preparation.

Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes our results of operations for the years ended December 31, 2020 and 2019, respectively:

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)		(in thousands)
Net Sales	$310,644	$283,949	$26,695	9.4%
Cost of goods sold	205,786	190,961	14,825	7.8%

Gross Profit	104,858	92,988	11,870	12.8%
Operating Expenses:
Selling, general and administrative	74,401	78,917	(4,516)	(5.7%)
Change in contingent consideration liability	(16,400)	700	(17,100)	n/m

Total operating expenses	58,001	79,617	(21,616)	(27.1%)
Income from operations	46,857	13,371	33,486	n/m
Other income (expense)
Unrealized loss on derivative instrument	(4,718)	(1,233)	(3,485)	n/m
Foreign currency gain	1,848	201	1,647	n/m
Interest income	404	225	179	79.5%
Interest expense	(791)	(1,163)	372	(32.0%)

Total other income (expense)	(3,257)	(1,970)	(1,287)	65.3%
Income before income taxes	43,600	11,401	32,199	n/m
Provision for income taxes	(10,914)	(1,979)	(8,935)	n/m

Net income	$32,687	$9,422	$23,265	246.9%

n/m—represents percentage calculated not being meaningful

Net Sales

The following table provides a comparative summary of the Company’s net sales by operating segment and product category (in thousands):

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)		(in thousands)
Americas segment
Vita Coco Coconut Water	$164,786	$151,045	$13,741	9.1%
Private Label	$83,449	$71,774	$11,675	16.3%
Other	$14,664	$14,596	$68	0.5%

Subtotal	262,899	237,415	25,484	10.7%

International segment
Vita Coco Coconut Water	$27,167	$31,742	$(4,575)	(14.4%)
Private Label	$12,596	$10,903	$1,693	15.5%
Other	$7,982	$3,889	$4,093	105.2%

Subtotal	47,745	46,534	1,211	2.6%

Total net sales	$310,644	$283,949	$26,695	9.4%

Volume in Case Equivalent

The primary driver of the consolidated net sales increase of 9.4% was driven by increased shipments. The following table provides a comparative summary of our shipments in Case Equivalents, or CE, by operating segment and product category (in thousands):

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)		(in thousands)
Americas segment
Vita Coco Coconut Water	18,690	17,082	1,609	9.4%
Private Label	9,431	8,000	1,431	17.9%
Other	1,650	1,479	171	11.5%

Subtotal	29,771	26,561	3,211	12.1%

International segment*
Vita Coco Coconut Water	4,146	5,024	(878)	(17.5%)
Private Label	1,707	1,509	198	13.1%
Other	634	418	216	51.5%

Subtotal	6,486	6,951	(465)	(6.7%)

Total volume (CE)	36,258	33,512	2,746	8.2%

Note: A CE is a standard volume measure used by management which is defined as a case of 12 bottles of 330ml liquid beverages or the same liter volume of oil.

*International	Other excludes minor volume of Runa leaves that are treated as zero CE.

Americas Segment

Americas CE volume shipments of Vita Coco Coconut Water were strongest in DTW and other channels outside of DSD due to consumer purchasing behavior shifting to club and overall strength in e-commerce. Sales in DSD channel grew more modestly as they were impacted by temporary weaknesses in convenience, drug and local independent retailers, which we believe was primarily driven by COVID-19 pandemic related lower foot traffic.

Americas net sales increased by $25.5 million, or 10.7%, to $262.9 million for the year ended December 31, 2020, from $237.4 million for the year ended December 31, 2019, primarily driven by CE volume shipment increase of 12.1%, slightly offset by lower price realization per CE due to increased price promotions and changes in package mix.

Vita Coco Coconut Water net sales increased by $13.7 million, or 9.1%, to $164.8 million for the year ended December 31, 2020, from $151.0 million for the year ended December 31, 2019. The increase was primarily driven by a combination of increased consumer demand, retail execution, and overall brand strength.

Private Label net sales increased by $11.7 million, or 16.3%, to $83.4 million for the year ended December 31, 2020, from $71.8 million for the year ended December 31, 2019. The increase was primarily driven by increased consumer demand across both our Private Label water and Private Label oil categories.

Net Sales for Other products increased by $0.1 million, or 0.5%, to $14.7 million for the year ended December 31, 2020, from $14.6 million for the year ended December 31, 2019. The increase was primarily driven by increased sales volume of our coconut milk product category, which was partly offset by decreases in sales of both Runa and Vita Coco sparkling waters as we reformulated and relaunched both products.

International Segment

International net sales increased by $1.2 million, or 2.6%, to $47.7 million for the year ended December 31, 2020 from $46.5 million for the year ended December 31, 2019, primarily driven by increased sales in our Asia Pacific region and partially offset by decreased sales in our European region.

Vita Coco Coconut Water net sales decreased by $4.6 million, or 14.4%, to $27.2 million for the year ended December 31, 2020, from $31.7 million for the year ended December 31, 2019. The decrease was driven by a decline in sales in both Europe and Asia Pacific as we saw impact from the extended COVID-19 shutdown in relation to consumer purchasing behavior as well as within our supply chain and inventory. We also shifted our strategic priorities and, as a result, restructured some of our key markets in these regions.

Private Label net sales increased by $1.7 million, or 15.5%, to $12.6 million for the year ended December 31, 2020, as compared to $10.9 million for the year ended December 31, 2019. The increase was primarily driven by our coconut oil product category.

Net Sales for Other products increased by $4.1 million, or 105.2%, to $8 million for the year ended December 31, 2020, from $3.9 million for the year ended December 31, 2019. The increase was primarily driven by increases in bulk product sales from our Asia Pacific region.

Gross Profit

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)		(in thousands)
Cost of goods sold
Americas segment	$172,644	$156,697	$15,947	10.2%
International segment	33,142	34,264	(1,122)	(3.3%)

Total cost of goods sold	$205,786	$190,961	$14,825	7.8%

Gross profit
Americas segment	$90,256	$80,718	$9,538	11.8%
International segment	14,602	12,270	2,332	19.0%

Total gross profit	$104,858	$92,988	$11,870	12.8%

Gross margin
Americas segment	34.3%	34.0%		0.3%
International segment	30.6%	26.4%		4.2%
Consolidated	33.8%	32.7%		1.0%

On a consolidated basis, cost of goods sold increased $14.8 million, or 7.8%, to $205.8 million for the year ended December 31, 2020, from $191 million for the year ended December 31, 2019. On a consolidated and segment basis, the changes year over year were primarily driven by CE volume shipments.

On a consolidated basis, gross profit increased by $11.9 million, or 12.8%, to $104.9 million for the year ended December 31, 2020, from $93 million for the year ended December 31, 2019. The increase was primarily driven by increased sales volume. Gross margin was 33.8% for the year ended December 31, 2020, as compared to 32.7% for the year ended December 31, 2019. The approximate 100 basis points improvement was driven by the positive impact of higher volume in the Americas, positive mix shift towards higher gross profit markets within our International segment, partially offset by cost increase across ocean freight, fulfillment, and shipping expenses as a result of the COVID-19 pandemic.

Operating Expenses

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)		(in thousands)
Selling, general and administrative	74,401	78,917	(4,516)	(5.7%)
Change in fair value of contingent consideration	(16,400)	700	(17,100)	n/m

	$58,001	$79,617	$(21,616)	(27.1%)

n/m—represents percentage calculated not being meaningful

Selling, General and Administrative Expenses

SG&A expense decreased by $4.5 million, or 5.7%, to $74.4 million for the year ended December 31, 2020, from $78.9 million for the year ended December 31, 2019. The decrease of was primarily driven by a $6.1 million decrease in marketing in connection with our media spend strategy shift during the COVID-19 pandemic as well as right sizing of our marketing investments on the Runa brand, a $2.5 million decrease in travel and entertainment expenses due to travel restrictions associated with the COVID-19 pandemic, offset by a $2.4 million increase in personnel related expenses and a $0.9 million increase in broker commissions.

Change in Fair Value of Contingent Consideration

Change in fair value of contingent consideration was a gain of $16.4 million for the year ended December 31, 2020, as compared to a loss of $0.7 million for the year ended December 31, 2019. The gain recorded during the year ended December 31, 2020 was the result of lower performance expectations during the earn-out period for Runa resulting in revaluation of the contingent consideration liability to $0 as of December 31, 2020.

Other Income (Expense), Net

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)		(in thousands)
Unrealized (loss) on derivative instruments	$(4,718)	$(1,233)	$(3,485)	n/m
Foreign currency gain	1,848	201	1,647	n/m
Interest income	404	225	179	79.5%
Interest expense	(791)	(1,163)	372	(32.0%)

	$(3,257)	$(1,970)	$(1,287)	65.3%

n/m—represents percentage calculated not being meaningful

Unrealized Loss on Derivative Instruments

During the year ended December 31, 2020, we recorded losses of $4.7 million relating to unrealized loss on its outstanding derivative instruments for forward foreign currency exchange contracts. During the year ended December 31, 2019, we recorded losses of $1.2 million relating to unrealized loss on its outstanding derivative instruments for forward foreign currency exchange contracts. All forward foreign currency exchange contracts were entered to hedge some of our exposures to the British pound, Canadian dollar, Brazilian Real and Tai Baht.

Foreign Currency Gain

Foreign currency gain was $1.8 million for the year ended December 31, 2020, as compared to $0.2 million for the year ended December 31, 2019. The gain in both years was a result of favorable movements in various foreign currency exchange rates related to transactions denominated in currencies other than the functional currency.

Interest Income

Interest income increased by $0.2 million, or 79.5%, to $0.4 million for the year ended December 31, 2020, from $0.2 million for the year ended December 31, 2019. The increase was primarily driven by increased amount of cash invested in overnight money market treasury deposits during the year ended December 31, 2020.

Interest Expense

Interest expense decreased by $0.4 million, or 32%, to $0.8 million for the year ended December 31, 2020, from $1.2 million for the year ended December 31, 2019. The decrease was driven by lower weighted average borrowings outstanding during the year, partially offset by incremental interest expense upon the settlement of an interest rate swap in May 2020 which impacted our interest expense by $0.5 million.

Income Tax Expense

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)		(in thousands)
Income tax expense	$(10,914)	$(1,979)	$(8,935)	n/m

n/m—represents percentage calculated not being meaningful

Income tax expense was $10.9 million for the year ended December 31, 2020, as compared to $2 million for the year ended December 31, 2019. The effective combined federal, state and foreign tax rate increased to 25% from 17.4% for the years ended December 31, 2020, and 2019, respectively.

The higher effective tax rate during the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily driven by increase in state tax expense and the expiration of tax attribute carryforwards during the year ended December 31, 2020, as well as a non-recurring net benefit from return to provision true-ups recorded during the year ended December 31, 2019.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our financial statements, such as industry analysts, investors, and lenders. These non-GAAP measure should not be considered as alternatives to net income as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

These non-GAAP measures are a key metric used by management and our board of directors, to assess our financial performance. We present this non-GAAP measure because we believe they assist investors in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because we believe it is useful for investors to see the measures that management uses to evaluate the company.

We define EBITDA as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA with adjustments to eliminate the impact of certain items, including certain non-cash and other items, that we do not consider representative of our ongoing operating performance.

A reconciliation from net income to EBITDA and Adjusted EBITDA is set forth below:

	Year Ended December 31,
	2020	2019
	(in thousands)
Net income	$32,687	$9,422
Depreciation and amortization	2,125	2,082
Interest income	(404)	(225)
Interest expense	791	1,163
Income tax expense	10,914	1,979

EBITDA	46,113	14,421
Stock-based compensation(a)	1,517	2,227
Unrealized loss on derivative instruments(b)	4,718	1,233
Foreign currency gain/(loss)(b)	(1,848)	(201)
Change in fair value of contingent consideration(c)	(16,400)	700
Other adjustments(d)	967	1,690
Adjusted EBITDA	$35,066	$20,070

(a)

Non-cash charges related to stock-based compensation, which vary from period to period depending on volume and vesting timing of awards. We adjusted for these charges to facilitate comparison from period to period.

(b)	Unrealized gains or losses on derivative instruments and foreign currency gains or losses are not considered in our evaluation of our ongoing performance.
(c)	Non-cash income/charge related to the changes in fair value of the contingent consideration liability related to Runa, which we do not consider in our evaluation of ongoing performance.
(d)	Reflects other charges inclusive of litigation/dispute related costs, discontinuation of non-core line of business and restructuring.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated from our business operations and proceeds on borrowings through our credit facilities and term loans. We had $19.4 million and $26.7 million of cash and cash equivalents as of June 30, 2021 and 2020, respectively. We had $72.2 million and $36.7 million of cash and cash equivalents as of December 31, 2020 and 2019, respectively. We believe that our existing cash and cash equivalent balances will be sufficient to support operating and capital requirements for at least the next 12 months. We supplemented our liquidity needs with incremental borrowing capacity under the Term Facility and the Revolving Facility, which we amended in May 2021.

Considering recent market conditions and the ongoing COVID-19 pandemic, we have reevaluated our operating cash flows and cash requirements and continue to believe that current cash, cash equivalents, future cash flows from operating activities and cash available under our Revolving Facility, as well as the Term Facility will be sufficient to meet our anticipated cash needs, including working capital needs, capital expenditures, and contractual obligations for at least 12 months from the issuance date of the consolidated financial statements included herein.

Our future capital requirements will depend on many factors, including our revenue growth rate, our working capital needs primarily for inventory build, our global footprint, the expansion of our marketing activities, the timing and extent of spending to support product development efforts, the introduction of new and enhanced products and the continued market consumption of our products, as well as any shareholder distribution either through equity buybacks or dividends. Our asset-lite operating model provides us with a low cost, nimble, and scalable supply chain, which allows us to quickly adapt to changes in the market or consumer preferences while also efficiently introducing new products across our platform. We may seek additional equity or debt financing in the future in order to acquire or invest in complementary businesses, products and/or new IT infrastructures. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or general cash flows necessary to expand our operations and invest in continued product innovation, we may not be able to compete successfully, which would harm our business, operations, and financial condition.

Cash Flows

The following tables summarize our sources and uses of cash:

	Six Months Ended June 30,		Change
	2021	2020	Amount	Percentage
	(in thousands)		(in thousands)
Cash flows provided by (used in):
Operating activities	$(15,772)	$10,621	$(26,393)	n/m
Investing activities	(84)	(159)	75	(47.2%)
Financing activities	(36,955)	(20,299)	(16,656)	82.1%
Effects of exchange rate changes on cash and cash equivalents	118	(212)	330	n/m

Net increase in cash and cash equivalents	$(52,693)	$(10,049)	$(42,644)	n/m

n/m—represents percentage calculated not being meaningful

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)		(in thousands)
Cash flows provided by (used in):
Operating activities	$33,323	$21,765	$11,558	53.1%
Investing activities	(375)	(1,009)	634	(62.8%)
Financing activities	2,050	(10,365)	12,415	n/m
Effects of exchange rate changes on cash and cash equivalents	443	866	(423)	(48.9%)

Net increase in cash and cash equivalents	$35,441	$11,257	$24,184	n/m

n/m—represents percentage calculated not being meaningful

Operating Activities

Our main source of operating cash is payments received from our customers. Our primary use of cash in operating activities are for cost of goods sold and SG&A expenses.

During the six months ended June 30, 2021, net cash used in operating activities was $15.8 million, consisting of net income of $9.4 million, net unfavorable changes in our operating assets and liabilities of $24.1 million and non-cash adjustments of $1.1 million. Non-cash adjustments primarily consisted of unrealized gain on derivative instruments of $3.2 million, partially offset by depreciation and amortization of $1.0 million, and stock-based compensation of $1.0 million.

During the six months ended June 30, 2020, net cash provided by operating activities was $10.6 million, consisting of net income of $6.6 million and net unfavorable changes in our operating assets and liabilities of $5.4 million, offset by non-cash adjustments of $9.4 million. Non-cash adjustments primarily consisted of unrealized loss on derivative instruments of $7.4 million, depreciation and amortization of $1.0 million, and stock-based compensation of $0.8 million.

The unfavorable changes in our operating assets and liabilities during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 were primarily a result of changes in working capital. Reflected in working capital changes for the six months ended June 30, 2021 were increased inventories in the first half of 2021 which we rebuilt after finishing December 2020 with very low inventory levels, increased accounts receivable due to increased sales volume, increased accrued trade promotions due to increased sales volumes and related promotions, and increases in prepayments to suppliers to secure inventory due to increased demand. Reflected in working capital changes for the six months ended June 30, 2020 were decreased inventories due to constrained supply during the COVID-19 pandemic, increased accrued trade promotions due to increased sales volumes and related promotions, increased accounts receivable driven by increased sales volume, increased other current assets due to the increase in contract assets for the recognition of private label revenue, and increased net advances to suppliers to secure inventory due to increased demand.

During the year ended December 31, 2020, net cash provided by operating activities was $33.3 million, consisting of net income of $32.7 million and changes in our operating assets and liabilities of $1.5 million, partially offset by non-cash adjustments of $0.8 million. Non-cash adjustments primarily consisted of a change in fair value of contingent consideration of $16.4 million, partially offset by deferred tax expense of $6.3 million, unrealized loss on derivative instruments of $4.7 million, depreciation and amortization of $2.1 million, and stock-based compensation of $1.5 million.

During the year ended December 31, 2019, net cash provided by operating activities was $21.8 million, consisting of net income of $9.4 million, non-cash adjustments of $6.8 million, and changes in our operating assets and liabilities of $5.6 million. Non-cash adjustments primarily consisted of depreciation and amortization of $2.1 million, stock-based compensation of $2.2 million, bad debt expense of $1.3 million, and unrealized loss on derivative instruments of $1.2 million.

The unfavorable changes in our operating assets and liabilities during the year ended December 31, 2020, as compared to the year ended December 31, 2019 were primarily a result of changes in working capital. Reflected in working capital changes for the year ended December 31, 2020 were decreased inventories due to growing demand and inventory constraints driven by the COVID-19 pandemic, increased accrued trade promotions due to increased sales volumes and related promotions and increased accrued compensation due to higher bonus achievement compared to prior year, increases in prepayments to suppliers to secure inventory due to increased demand, and increased tax receivables due to overpayment. Reflected in working capital changes for the year ended December 31, 2019 were decreased inventories resulting from our sales performance and management efforts to manage inventories more efficiently compared to prior years and an increase in accounts receivable driven by management efforts to improve working capital by recovering old outstanding receivables in both our Americas and International segments.

Investing Activities

During the six months ended June 30, 2021 and 2020, cash used in investing activities was $0.1 million and $0.2 million, respectively, primarily driven by cash paid for property and equipment.

During the year ended December 31, 2020, cash used in investing activities was $0.4 million, primarily driven by cash paid for property and equipment of $0.4 million.

During the year ended December 31, 2019, cash used in investing activities was $1.0 million, driven by cash paid for property and equipment.

Financing Activities

During the six months ended June 30, 2021, net cash used in financing activities was $37.0 million, resulting from $50.0 million paid to acquire treasury stock, net $17.0 million cash paid from borrowings and repayments on the Revolving Facility, partially offset by cash proceeds of $30.0 million received under the 2021 Term Loan.

During the six months ended June 30, 2020, net cash used in financing activities was $20.1 million, resulting from $16.9 million relating to the repayment of outstanding indebtedness under our previous term loan facilities, or the Prior Term Facilities and $4.2 million paid to acquire treasury stock, partially offset by $0.8 million from the exercise of stock options and warrants.

During the year ended December 31, 2020, net cash from financing activities was $2.1 million, resulting from $25.0 million proceeds from the Revolving Facility and $0.9 million from the exercise of stock options and warrants, partially offset by $16.9 million relating to the repayment of outstanding indebtedness under our Prior Term Facilities, and $6.9 million paid to acquire treasury stock.

During the year ended December 31, 2019, net cash used in financing activities was $10.4 million resulting from repayment of $7.0 million of indebtedness outstanding under our prior revolving credit facility and $3.4 million related to payments of principal under the Prior Term Facilities.

Debt

We had debt outstanding of $38.1 million as of June 30, 2021, compared to $0.1 as of June 30, 2020. The outstanding balance as of June 30, 2021 related to borrowing under the Revolving Facility, the Term Loan Facility, and vehicle loans.

We had debt outstanding of $25.1 million as of December 31, 2020, compared to $17.0 million as of December 31, 2019. The outstanding balance as of December 31, 2020 related to borrowings under the Revolving Facility and vehicle loans. The outstanding balance as of December 31, 2019, related to borrowings under the Prior Term Facilities, and vehicle loans. The Prior Term Facilities were repaid and terminated upon our entering into the Revolving Facility in May 2020.

Revolving Facility

In May 2020, we entered into a five-year credit facility, or the Revolving Facility with Wells Fargo consisting of a revolving line of credit, which provided for committed borrowings of $50.0 million and a $10.0 million non-committed accordion feature. On May 21, 2021, we, and certain of our subsidiaries, as guarantors, entered into an amendment, which provided for an additional $10.0 million of revolving commitments. We may repay outstanding balances under the Revolving Facility at any time without premium or penalty. Borrowings under the Revolving Facility bear interest at a rate per annum equal to, at our option, either (a) adjusted LIBOR (which shall not be less than 0.0%) plus the applicable rate or (b) base rate (determined by reference to the greatest of the prime rate published by Wells Fargo, the federal funds effective rate plus 1.5% and one-month LIBOR plus 1.5%). The applicable rate for LIBOR borrowings under the Revolving Facility is subject to step-downs based on our total net leverage for the immediately preceding fiscal quarter. The effective interest rate as of December 31, 2020 was 1.15%. The outstanding balance on the Revolving Facility was $8.0 million and $25.0 million as of June 30, 2021 and December 31, 2020, respectively. As of June 30, 2021, we were compliant with all financial covenants. See “Description of Certain Indebtedness—Revolving Facility.”

Term Loan Facility

In May 2021, we entered into a Term Commitment Note, or the Term Facility with Wells Fargo pursuant to the terms of the Credit Agreement entered into in connection with the Credit Facility. The Term Facility provides us with term loans of up to $30.0 million, or the Term Loans. Borrowings under the Term Facility bear interest at the same rate as the Revolving Facility. We are required to repay the principal on the Term Loans in quarterly installments, commencing on October 1, 2021, through maturity date of May 21, 2026. See “Description of Certain Indebtedness—Term Loan Facility.”

Vehicle Loans

We periodically enter into vehicle loans. Interest rate on these vehicle loans range from 4.56% to 5.68%. The outstanding balance on the vehicle loans as of June 30, 2021 was less than $0.1 million.

For additional information, see Note 10 to our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangement

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations and Commitments

We lease certain assets under noncancelable operating leases, which expire through 2025. The leases relate primarily to office space in addition to machinery and equipment. Future minimum commitments under these leases are $2.1 million and $2.6 million as of June 30, 2021 and December 30, 2020, respectively.

In connection with our business acquisitions of Runa, we entered into contingent consideration arrangements, which will require future cash outflows related to milestone payments based on revenue performance. Under the terms of the arrangement, we are obligated to pay the former shareholders up to $51.5 million if certain revenue thresholds are met during the period from December 31, 2021 through December 31, 2022. As of June 30, 2021 and December 31, 2020, we have recognized a liability of $0 related to the revenue performance contingent consideration.

We have contractual obligations to repay indebtedness and required interest payments under our Revolving Facility as described previously. As of June 30, 2021 and December 31, 2020, we had outstanding balance on the Revolving Facility of $8.0 million and $25.0 million, respectively, which we will be required to repay by May 2026.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 defines a five-step model that requires entities exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying the performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. Revenue is recognized when control of the promised good is transferred to the customer in an amount that reflects the consideration to which the Company is expected to be entitled to receive in exchange for those products. Each contract includes a single performance obligation to transfer control of the product to the customer.

For our various products in the Vita Coco Coconut Water and Other product categories, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue. The transaction price recognized reflects the consideration the Company expects to receive in exchange for the sale of the product. The Company’s performance obligations are satisfied at that time. The Company does not have any significant contracts with customers requiring performance beyond delivery, and contracts with customers contain no incentives or discounts that would meet the criteria for a distinct good or service that could cause revenue to be allocated or adjusted over time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent fulfillment costs, which are included in cost of goods sold, rather than revenue.

Additionally, the Company determined the production and distribution of private label products represents a distinct performance obligation. Since there is no alternative use for these products and the Company has the right to payment for performance completed to date, the Company recognizes the revenue for the production of these private label products over time as the production for open purchase orders is completed, which may be prior to any shipment. The resulting contract assets are recorded in Prepaid expenses and other current assets.

The Company provides trade promotions to its customers. These discounts do not meet the criteria for a distinct good or service and therefore, the Company reduces revenue for the discounts associated with meeting this obligation based on the expected value method. These consolidated financial statements include trade promotion accruals. Trade promotion accruals are made for invoices that have not yet been received as of year-end and are recorded as a reduction of sales. This promotion accrual is a management estimate based upon the known price of retail promotions and estimates of the sales volume during the promotion period.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation—Stock Compensation (ASC 718) for stock options issued under the 2014 Stock Option and Restricted Stock Plan.

The Company measures all stock option awards based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period of each stock-option grant, which is generally the vesting period of the respective award by using the accelerated attribution method. The Company applies an estimated forfeiture rate derived from historical employee termination behavior. If the actual forfeitures differ from those estimated by management, adjustment to compensation expense may be required in future periods. The Company issues stock-based awards with service-based and performance-based and market-based vesting conditions. The Company recognizes expense for performance-based awards when it becomes probable that such awards will be earned over a requisite service period. The Company defers the recognition of compensation expense for the stock-option awards that vest upon a qualifying liquidity events until the qualifying events are probable of occurrence. Stock option awards are equity-classified, as they do not contain a cash settlement option or other features requiring them to be liability-classified.

The Company uses the Black-Scholes-Merton, or Black-Scholes, option-pricing model to determine the fair value of stock awards with service-based vesting conditions and performance-based vesting conditions. For stock awards with performance-based and market-based vesting conditions, the Company uses the Barrier option valuation model to determine the fair value.

The Company has classified stock-based compensation expense in its consolidated statements of operations in SG&A expenses. See Note 15, Stockholders’ Equity, to our consolidated financial statements appearing elsewhere in this prospectus.

The fair value of each stock option is estimated on the grant date using the Black-Scholes option-pricing model or the Barrier option valuation model, which uses multiple assumptions and judgments. The subjective assumptions and the application of judgment in determining the fair value of the awards represent management’s best estimates. If factors change and different assumptions are used, our equity compensation expense could be materially different in the future. The most significant assumptions and judgments are as follows:

•	Fair value of common stock.

•	Option exercise price—Approximated fair value of common stock.

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Expected volatility—We determine the expected price volatility based on the historical volatilities of our peer group, as we do not have a trading history for our shares. Industry peers consist of several public companies in the soft drinks industries similar to us in size, stage of life cycle and financial leverage. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilize in the calculation.

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Expected term—The expected term represents the period that the stock-based awards are expected to be outstanding based on the service or performance conditions specified for the awards. We account for the expected life of the options with service conditions in accordance with the “simplified” method as defined in ASC 718, which enables the use of a practical expedient for “plain vanilla” share options. The expected term using the simplified method is calculated using the midpoint between the vesting date and the contractual term.

•	Risk-free interest rate—We based the risk-free rate on U.S. Treasury yield curve in effect at the time of the grant of the award for a term corresponding to the duration of the options.

•	Dividend yield—We used a dividend rate of zero as we do not anticipate paying dividends in the foreseeable future.

Determination of fair value of common stock – The calculation of the fair value of awards also requires an estimate of our equity value. As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management and valuations by a third-party specialist. The board considers our most recently available third-party valuations of common stock and an assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations are performed in accordance with guidance outlined in the Americas Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Our third-party common stock valuations are prepared using a probability weighted-expected return method, or PWERM. Under this method, discrete future outcomes, such as an IPO, and non-IPO scenario are weighted based on our estimate of the probability of each scenario. In determining the equity value under each scenario, the IPO scenario utilized the market approach while the non-IPO scenario utilized a combination of the income approach and market approach. In leveraging the income approach, we estimated the equity value based on the expectation of future cash flows that the Company will generate. These future cash flows, and an assumed terminal value, are discounted to their present values using a discount rate that reflects the risks inherent in the cash flows. In leveraging the market approach, the third-party common stock valuations reviewed the trading multiples of guideline publicly traded companies, the transactions multiples of guideline comparable company transactions, and also gave consideration to our precedent transactions. Given our simple capital structure, after subtracting net debt, the residual equity value as of the various date was allocated to the common stock.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the nature and history of our business;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting our industry and the global soft drinks and consumer products industry;

•	the market value of companies that are engaged in a similar business to ours;

•	our financial positions, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions;

•	the analysis of IPOs and the market performance of similar companies in our industry;

•	the overall inherent risks associated with our business at the time awards were approved; and

•	the overall equity market conditions and general economic trends.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Vesting of certain stock options subject to performance conditions and market conditions may accelerate upon the occurrence of this offering. If a predetermined equity value of the Company is achieved upon the occurrence of this offering, we expect to recognize $1.2 million in additional compensation expense.

Stock Options Granted Subsequent to Our Initial Public Offering

For stock options granted subsequent to our initial public offering, our board of directors (or its compensation committee) will determine the fair value of each share based on the closing price of our common stock as reported on the day of grant.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC) 740, Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax assets and liabilities computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Interest and penalties related to unrecognized tax positions are included in income tax expense in the consolidated statement of operations and comprehensive income and accrued expenses in the consolidated balance sheets. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We must make assumptions and judgments to estimate the amount of valuation allowances to be recorded against our deferred tax assets, which take into account current tax laws and estimates of the amount of future taxable income, if any. Changes to any of the assumptions or judgments could cause our actual income tax obligations to differ from our estimates.

Intangible assets

Intangible assets consist primarily of acquired trade names and distributor relationships. The Company determines the appropriate useful life of our intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives of ten years, using the straight-line method, which approximates the pattern in which the economic benefits are consumed. The Company’s intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, or a triggering event. When a triggering event is identified, a test of recoverability is performed by estimating the undiscounted future cash flows associated with such assets and comparing them to the carrying value of the asset. When the recoverability test fails, the Company measures the impairment loss based on the fair value of the assets compared to the carrying amount of the asset. The fair value of the trade names is determined through an income approach using the relief from royalty method. The fair value of the distributor relationships is determined through an income approach using the excess earnings method.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is measured in accordance with the provisions of ASC 350, Intangibles—Goodwill and Other. Goodwill is not amortized; instead goodwill is tested for impairment on an annual basis on December 31, or more frequently if the Company believes indicators of impairment exist.

The Company has determined that there are three reporting units for purposes of testing goodwill for impairment: (i) the Americas reporting unit, (ii) the Europe reporting unit, and (iii) the Asia reporting unit. The Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. In performing the qualitative assessment, the Company reviews factors both specific to the reporting units and to the Company as a whole, such as financial performance, macroeconomic conditions, industry and market considerations, and the fair value of each reporting unit at the last valuation date. If the Company elects this option and believes, as a result of the qualitative assessment, that it is more likely than not that the carrying value of each of the reporting units exceeds their fair value, the quantitative impairment test is required; otherwise, no further testing is required.

Alternatively, the Company may elect to bypass the qualitative assessment and perform the quantitative impairment test instead, or if the Company reasonably determines that it is more-likely-than-not that the fair value is less than the carrying value, the Company performs its annual, or interim, goodwill impairment test by comparing the fair value of each of the reporting units with their carrying amount. The fair value of each of the reporting units is estimated by blending the results from the income approach and the market multiples approach. These valuation approaches consider a number of factors that include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly-traded companies in our industry, and require us to make certain assumptions and estimates regarding industry economic factors and future profitability of our business. It is our policy to conduct impairment testing based on our most current business plans, projected future revenues and cash flows, which reflect changes we anticipate in the economy and the industry. The cash flows are based on five-year financial forecasts developed internally by management and are discounted to a present value using discount rates that properly account for the risk and nature of the respective reporting unit’s cash flows and the rates of return market participants would require to invest their capital in our reporting unit. The Company will recognize an impairment for the amount by which the carrying amount exceeds a reporting unit’s fair value. For the years ended December 31, 2020 and 2019, there were no impairments recorded.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, and our consolidated financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily included interest rate sensitivities.

As of June 30, 2021, the outstanding amounts of $8.0 million related to our Revolving Facility and $30.0 million related to our Term Loan incur interest fees at variable interest rates and are affected by changes in the general level of market interest rates. To quantify our exposure to interest rate risk, a 100 basis point increase or decrease to the applicable variable rates of interest would change our annual interest expense by approximately $0.4 million per year based on the borrowings as of June 30, 2021 under the Revolving Facility and Term Loan.

As of December 31, 2020, the outstanding amount of $25.0 million related to our Revolving Facility incurs interest fees at variable interest rates and is affected by changes in the general level of market interest rates. To quantify our exposure to interest rate risk, a 100 basis point increase or decrease to the applicable variable rates of interest would change our annual interest expense by approximately $0.3 million per year based on the borrowings as of December 31, 2020 under the Revolving Facility.

Foreign Currency Exchange Risk

We transact business globally in multiple currencies and hence have foreign currency risks related to our net sales, cost of goods sold, and operating expenses. We use derivative financial instruments to reduce our net exposure to foreign currency fluctuations. Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. We generally target to hedge a majority of our forecasted yearly foreign currency exchange exposure through a 24-month rolling layered approach and leave a portion of our currency forecast floating at spot rate. Our currency forecast and hedge positions are reviewed quarterly. The gains and losses on the forward contracts associated with our balance sheet positions are recorded in ‘‘Other income (expense), net” in the consolidated statements of operations.

The total notional values of our forward exchange contracts were $72.4 million and $62.4 million as of June 30, 2021 and 2020, respectively. The derivatives on the forward exchange contracts resulted in an unrealized gain of $3.2 million for the six months ended June 30, 2021, and we estimate that a 10 percent strengthening or weakening of the U.S. dollar would have resulted in a $0.8 million gain or loss.

The total notional values of our forward exchange contracts were $62.4 million and $58.8 million as of December 31, 2020 and 2019, respectively. The derivatives on the forward exchange contracts resulted in an unrealized loss of $4.7 million for the year ended December 31, 2020, and we estimate that a 10 percent strengthening or weakening of the U.S. dollar would have resulted in a $0.9 million gain or loss.

Part of our cash and cash equivalents are denominated in foreign currencies. As of June 30, 2021, a 1% change in the value of the U.S. dollar compared to foreign currencies would have caused our cash and cash equivalents to decrease or increase by $0.1 million. As of December 31, 2020, a 1% change in the value of the U.S. dollar compared to foreign currencies would have caused our cash and cash equivalents to decrease or increase by $0.1 million.

Inflation Risk

Inflation generally affects us by increasing our cost of labor and manufacturing costs. We do not believe that inflation has had a material effect on our results of operations during the years ended December 31, 2020 and 2019. In the six months ended June 30, 2021, we have seen significant inflation caused by COVID-19 related global supply chain disruptions which put pressure on our costs and margins. More specifically, ocean freight costs went up drastically due to shipping and ports constraints.

Credit Risk

We are exposed to concentration of credit risk from our major customers. In the six months ended June 30, 2021 and the year ended December 31, 2020, sales to two customers represented approximately 54% of our consolidated net sales. We have not experienced credit issues with these customers. We maintain provisions for potential credit losses and evaluate the solvency of our customers on an ongoing basis to determine if additional allowances for doubtful accounts and customer credits need to be recorded. Significant economic disruptions or a slowdown in the economy could result in significant additional charges.

BUSINESS

The Leader of a Healthy Beverage Revolution Through the Power of Plants

The Vita Coco Company is a leading fast-growing, plant-based functional hydration platform, which pioneered packaged coconut water in 2004, and recently began extending into other healthy hydration categories. We are on a mission to reimagine what is possible when brands deliver great tasting, natural, and nutritious products that are better for consumers and better for the world. At the Vita Coco Company, we strongly believe that we have a nearly two-decade head start on building a modern, healthy beverage company providing products that consumers demand. We observed early on the shift toward healthier and more functional beverage and food products led by the next generation of consumers. As a result, we believe our platform is tethered to the future and not anchored to the past. Our portfolio is led by Vita Coco, which is the leader in the global coconut water category with additional coconut oil and coconut milk offerings, and includes Runa, a leading plant-based energy drink inspired from a plant native to Ecuador, Ever & Ever, a sustainably packaged water, and the recently launched PWR LIFT, a flavored protein-infused water.

Since our inception, we have been boldly re-defining healthy hydration to truly be good for your body rather than “less bad for you” as defined by the old guards of the beverage industry. We have embraced the power of plants from around the globe by turning them into conveniently packaged beverages that our consumers can enjoy across need-states and beverage occasions throughout the day—as a replacement to orange juice in the morning, as a natural sports drink invented by Mother Nature, as a refreshing alternative to both regular or plant-based milk in a smoothie, or simply on its own as a great-tasting functional hydrator. Together, our brands help our consumers satiate their large and growing thirst for healthy and functional hydration, which fuels well-being from the inside out. This enables us to serve a U.S. beverage market of over $119 billion, providing a long runway for growth, and within which the $13 billion natural segment is currently growing at twice the pace of the conventional brands, according to SPINS.

We do all of this as a responsible global citizen with a consistent appreciation of our impact on the environment and social wellbeing of the communities in which we operate. We are a Public Benefit Corporation focused on harnessing, while protecting, nature’s resources for the betterment of the world and its habitants by creating ethical, sustainable, better-for-you beverages and consumer products that not only uplift our communities, but that do right by our planet. That is why we bring our products to market through a responsibly designed supply chain, and provide our farmers and producers the partnership, investment, and training they need to not only reduce waste and environmental impact, but bring income and opportunity to local communities. Ultimately, we believe it is our unique, inclusive, and entrepreneurial culture rooted in being kind to our bodies, our environment, and to each other, that enables us to win in the marketplace and ride the healthy hydration wave of the future. Our journey is still young, and we believe that we are well-positioned to continue to deliver exceptional growth and profitability as we continue to grow our consumer reach in existing and new markets around the globe. We are laser focused on owning as many healthy hydration occasions as possible.

We have undertaken numerous initiatives to turn our ideals into action. In 2014, we created the Vita Coco Project to support and empower our coconut farming communities through innovative farming practices, improving education resources, and scaling our business to promote economic prosperity—through all of which we hope to positively impact the lives of over one million people. Additionally, we seek to partner with other third party organizations that share and advance our ideals including fair trade, accessible nutrition and wellness, and environmental responsibility.

Vita Coco: The Global Leader in Coconut Water

We pioneered the North American and European packaged coconut water market and made coconut water a mainstream beverage loved by consumers who were seeking healthier alternatives.

Today we are the largest brand globally in the coconut and other plant waters category, according to Euromonitor. Our visionary co-founder and co-CEO, Mike Kirban, discovered coconut water on an adventure in Brazil with his best friend. In many tropical countries, coconut water is viewed as a gift from Mother Nature and has been consumed for centuries as a substitute for water given its hydrating and functional properties from electrolytes. Since the beginning, our goal has been to bring high quality yet affordably priced and sustainably sourced coconut water to the masses.

When Vita Coco launched in New York City in 2004, we established the coconut water category as a premium lifestyle drink, and we have been on the forefront of natural and functional beverages ever since. We believe the ongoing adoption of Vita Coco is largely attributable to its taste qualities and nutrients, and the fact that it is an alternative to sugar-packed sports drinks and other less healthy hydration alternatives. Vita Coco has evolved from a single pure coconut water SKU, to a full portfolio of coconut water flavors and enhanced coconut waters, as well as other plant based offerings such as coconut oil and coconut milk, all of which have been commercially successful and loved by consumers, such as Vita Coco Boosted, Vita Coco Super Sparkling and Vita Coco Farmers Organic. With market share leadership, the Vita Coco brand is synonymous with coconut water and healthy hydration. Vita Coco is truly the brand that helps you “drink a little better, eat a little better, and live a little better.” We have leveraged the strength of our category leading Vita Coco brand and our innovation capabilities to broaden our portfolio.

Vita Coco is the coconut water category leader with 45% market share in the United States, a 35% relative market share advantage over the next leading competitor, according to IRI. Vita Coco is driving growth in the overall category as well as growing its share. The brand competes in the $2 billion global coconut and plant waters category, according to Euromonitor, and is only being sold in 24 countries, with low household penetration in most of them. We believe that Vita Coco has had the biggest influence in making coconut water a mainstream beverage choice in the United States, and driving the category to its 15% year-over-year growth, which is outpacing the growth in enhanced waters and sparkling waters, with 14% and 6% year-over-year growth, respectively, for the 26 weeks ended August 8, 2021, according to IRI Custom Research. The category and the brand are sought after by consumers of all ages, but according to Numerator, does skew to younger and more multicultural shoppers, supporting the exciting growth prospects we have.

Internationally, our business is anchored by Vita Coco’s footprint in the United Kingdom, where it is the coconut water category leader with over 70% market share, according to IRI UK. Our U.K. footprint and operational base in Asia, has allowed us to start selling into other European and Asian countries, where our brand while still nascent, has been well received. In collaboration with our key retail partners in the United Kingdom, we have innovated beyond our current portfolio by extending the brand into natural personal care products and CBD-infused beverages that have been well received by our loyal consumer base. We have established solid foundations in key markets such as China, France, Spain, the Nordic Region and the Middle East from which to build our brand.

Available Where Our Consumer Wants Us to Be

As we build and expand our business, we strive to democratize health and wellness by making our high-quality products accessible to mainstream consumers through broad distribution and price points. Our products are distributed through club, food, drug, mass, convenience, e-commerce, and foodservice channels across North America, Europe, and Asia. In the United States, we are available from up and down the street in bodegas where we got our start to natural food and big box stores all over the country. We can also be found in a variety of on-premise locations such as yoga studios, corporate offices and even music festivals and sports arenas.

We go to market in North America through a versatile and tailored approach that varies depending on a given product’s lifecycle stage, and the needs of our retail partners as brands evolve and mature. This practice will continue as we expand our platform through innovation and acquisitions, and we utilize our insights and experience across various distribution channels, including DSD, DTW (e.g, UNFI, KeHE), and our own DTC channel through our online operations. We are in the advantageous situation where without owning any of the assets needed for distribution, we can match the right retailer needs with the right route to market. For example, where club and e-commerce retailers prefer to receive full truckloads of our products directly delivered to the limited number of warehouses they deploy, in most instances the convenience retailers, with over 100,000 doors in the channel, prefer to have smaller deliveries directly to their stores through our distributor network that provides national coverage.

In addition to the strength of our brand, we believe our strong relationships across retailers is further aided by our highly-engaged sales and marketing teams who continually raise the bar for retail execution in the industry. Their proven track record of creating consumer excitement at the point of purchase has helped ensure that our products continue to fly off the shelves, while getting continuously restocked. We believe our marketing team has written the playbook on authentic grassroots brand building and influencer marketing, which draws highly coveted consumers into our retail partners in search of our products. Our in-the-field marketing efforts couple well with our superstar investors to tout the quality of our products and authenticity of the brand to further support ongoing purchasing.

Vita Coco—Year-Over-Year Retail Sales Growth

Source: Retail sales of Vita Coco per IRI for the periods ended August 8, 2021 (MULO + Convenience).

2020 AMERICAS SALES BY CHANNEL	2020 AMERICAS SALES BY ROUTE TO MARKET

Source: Management estimates based on Gross sales and IRI Custom Research.

Notes: “Other” includes e-commerce, convenience and food service.

Unique Global Supply Chain Anchored in Upcycling and Supporting Growth Prospects

We have set up an asset-lite business model. We believe we have unique expertise sourcing and overseeing the packaging of coconut water from the tropical belt, and delivering our high quality, branded packaged coconut water to consumers worldwide. Through our direct access to coconut farmers globally and our relationships with processors in many countries, including the Philippines, Indonesia, and Brazil, we have built up a unique body of knowledge and relationships which we believe creates a competitive advantage unrivaled in the industry. We believe this is an important differentiator for our business and difficult to replicate.

As the pioneer of branded coconut water in the United States, we sourced our first coconut water in the early 2000s in Brazil, and helped local producers set up the infrastructure needed to supply and grow a high quality coconut water business. Over time, we took this capability to other parts of the world and also started giving back to the local communities in which we operate.

We have carefully cultivated a coconut water supply chain of scale, which enables coconut processing facilities to monetize their coconut water. Prior to our involvement, many facilities had solely focused on desiccated coconut, coconut cream, and other coconut products, and were discarding the coconut water as an un-needed byproduct of their coconut processing. Thus, we saw an opportunity for upcycling the coconut water.

Unlike other packaged beverages that can be produced or co-packed anywhere, coconut water needs to be transferred from the coconut into an aseptic package within hours of the coconut being cut from the tree. This means that we had to set up our production process as close to the coconut farms as possible to keep quality at the highest level. This was often in remote, less developed tropical areas with unsophisticated infrastructure and antiquated farming practices. In the areas we source from, we have established model farms to emulate, and we work closely with our manufacturing partners to assist the local farmers with best practices on how to grow and process coconuts in a sustainable and efficient manner. We believe the work we are doing with our manufacturing partners has set the gold standard for coconut water processing.

In exchange for sharing the technical resources and expert know-how that we developed over time, we receive long-term contracts, typically with exclusivity provisions. We helped in creating an invaluable, loyal farming community around our manufacturing partners through our agricultural education programs and investments in schooling. This has strengthened our long-term manufacturing relationships and enables the scale and capacity needed for future growth.

Today, our supply chain reaches far beyond Brazil, and includes tropical countries around the world including the Philippines, Thailand and Sri Lanka. Our thousands of farming partners presently organize the cracking of approximately 2.5 million coconuts each day at the highest quality standards to meet our demand for just that, and we believe we are the largest purchaser of coconut water in the world. We source approximately two-thirds of our coconut water from Asia, and one-third from Latin America. Our well-diversified global network spans across 10 countries, 15 coconut water factories and five co-packing facilities, which together are able to seamlessly service our commercial markets with delicious coconut water. We believe this network, and the relationships within it, are truly valuable, unique, and hard to replicate at scale.

Our business model is asset-lite as we do not own any of the coconut water factories that we work with, and we use co-packers for local production when needed in our major markets. This provides us with enormous flexibility as we can move production from one facility or country to another quickly. We are able to rapidly adjust our sourcing and production on a global scale, which not only de-risks our exposure to political, weather and macro-economic risks, but also ensures a constant, reliable and high quality supply of coconut water while keeping operations nimble and capital efficient.

Additionally, all of our manufacturing partners operate under the highest quality standards, and collectively provide a range of Tetra, PET and canning capabilities. This not only supports our existing offerings, but also allows us to be more expansive with our approach to innovation and product releases, such that we are not constrained due to any one packaging type.

Our supply chain scale, diversification, and flexibility also create leverage with manufacturers, warehouses, and logistics providers to reduce waste and operating and transportation costs, and help us reduce our total costs while maintaining reliable supply. This scale also supports our position as one of the largest and highest quality coconut water producers in the world and should allow us to continue to manage our supply and growth prospects for many years to come.

Leveraging Our Success and Scale into a Multi-Brand Platform

Over the past nearly two decades, we have built the scale to service our retailers and consumers around the globe. While we have grown into a larger organization with a strong back office team, our entrepreneurial spirit stays central to everything we do. Our sales team seeks to set the bar for retail execution in the industry, and has a proven track record of creating consumer excitement at the point of purchase. They are complemented by our marketing team who effectively employs authentic grassroots brand building and influencer marketing campaigns to aid brand awareness. We have leveraged our scale and entrepreneurial spirit to expand into other categories both organically and through acquisitions. We are constantly looking to expand our demographic reach and the beverage occasions that our products serve. We remain very focused on growing our share of the beverage market that sits at the intersection of functional and natural through a wide variety of clean, responsible, good for you products.

We expanded into private label coconut water in 2016 as a way to develop stronger ties with select, strategic retail partners and improve our operating scale. This strategic move has enabled us to grow our branded share in the category as well as improve our gross margins across the total portfolio. We leverage private label as a way to manage the overall coconut water category at retail, enabling us to be better stewards of the category and influence the look and feel at retail shelves and more of the overall consumer experience with coconut water. Our private label offering strategically increases the scale and efficiency of our coconut water supply chain, and also proactively provides us with improved revenue management. Through this offering, we are able to better manage our products and capture the value segment without diluting our own brand, while concurrently supporting more family farms in the regions that we operate in. While our private label business has aided our growth historically, we expect our brands to be the primary drivers of top-line growth going forward.

After building the scale and infrastructure to support our beloved Vita Coco brand, we realized that we were well positioned to support our platform with other innovations and brands that could leverage our strong capabilities in sales, marketing, and distribution. Not only have we added Vita Coco Coconut Milk as a shelf stable dairy alternative in the club channel, and introduced in summer 2021 the Vita Coco Hydration Drink Mix, a powdered form of flavored coconut water to test in limited online markets, but we have also added other complementary brands.

Since 2018, we have expanded our portfolio with three brands that align with our values and allow us to expand our reach and consumer base, and increase the number of occasions where we can play a role in our consumers’ lives: Runa, Ever & Ever, and PWR LIFT.

Runa: As part of our ongoing evaluation of the broader beverage industry, we saw an opportunity to leverage our success and learning in building Vita Coco and apply it to a clean, plant-based energy drink, with an aim to disrupt the very large and fast growing energy drinks category with a plant-based and fully natural alternative for consumers. This led us to acquire Runa in 2018 given its distinct plant-based and natural energy positioning, and our proven ability to source products from emerging markets. Runa’s clean energy drinks provide consumers a refreshing energy boost without the jolts and jitters, and with less sugar than traditional energy beverages. Runa’s clean taste and smooth energy lift comes from Guayusa, an Amazonian jungle super-leaf containing theobromine and L-theanine, which has been shown to boost energy levels, alertness, and improve consumers’ moods and concentration.

Ever & Ever: Launched in 2019, Ever & Ever is a purified water brand packaged solely in aluminum bottles with a pH balance of 7.4. We saw an opportunity to quickly create a brand that responded to the need for a sustainably packaged water product given the reusable nature of the bottles and its infinite recyclability, and transformed our concept into reality in under three months. Ever & Ever was launched with a focus on the foodservice and office channels, as top Fortune 500 companies and large corporations continue to make a conscious effort to participate in the sustainability movement with a focus on reducing plastic waste. Ever & Ever is also available in our DTC channels.

PWR LIFT: In 2021, we released a functional beverage targeted at the post-workout and recovery usage occasions in PWR LIFT. We believe the fitness market had been lacking drinks that not only deliver thirst-quenching refreshment but also nutritional benefits. These protein-infused flavored waters can do just that – they provide another option for our more fitness-minded consumers to have a great tasting and hydrating beverage while also ensuring they consume their protein following increased levels of exertion. PWR LIFT is currently exclusively available through Amazon.

Track Record of Industry Leading Financial Performance

We exercise strong financial discipline when managing our business and executing on our growth strategies, and our financial performance reflects that. While many companies at our stage and with our growth profile adopt a “growth-at-all-cost” mindset, we have always been focused on profitable, responsible, and sustainable growth. We believe this strategy is the most prudent and value-maximizing for all of our stakeholders, including investors, consumers, customers, employees, and global citizens, over the long-term horizon.

Our recent historical financial performance reflects the tremendous strides we have made to scale and grow our business:

•

For the year ended December 31, 2020, we reported net sales of $311 million, representing a 9% increase from $284 million for the year ended December 31, 2019. For the six months ended June 30, 2021, we reported net sales of $177 million, representing a 15% increase from $154 million for the six months ended June 30, 2020.

•

For the year ended December 31, 2020, we generated gross profit of $105 million, representing a margin of 34% and a 13% increase from $93 million for the year ended December 31, 2019. For the six months ended June 30, 2021, we generate gross profit of $53 million, representing a margin of 30% and remaining relatively flat in absolute dollar terms compared to $53 million for the six months ended June 30, 2020.

•

For the year ended December 31, 2020, our net income was $33 million, representing an increase of 247% from our net income of $9 million for the year ended December 31, 2019. For the six months ended June 30, 2021, our net income was $9 million, representing an increase of 43% from our net income of $7 million for the six months ended June 30, 2020.

•

For the year ended December 31, 2020, our adjusted EBITDA was $35 million, representing a margin of 11% and an increase of 75% from our adjusted EBITDA of $20 million for the year ended December 31, 2019. This improved margin was a result of our gross profit margin expansion and right-sized marketing investments. For the six months ended June 30, 2021, our adjusted EBITDA was $16 million, representing a margin of 9% and a decrease of 16% from our adjusted EBITDA of $19 million for the six months ended June 30, 2020, due in part to a challenging supply chain environment we experienced during the six months ended June 30, 2021.

•

We have traditionally experienced minimal capital expenditures given our asset-lite model. We believe that our operating cash flow and access to credit facilities provide us with sufficient capability to support our growth plans.

•	As of December 31, 2020 and June 30, 2021, we had $25 million and $38 million, respectively, of outstanding indebtedness.

Net Sales ($m)	Net Income ($m)

Adjusted EBITDA ($m)

Our Competitive Strengths

A Pure-Play Healthy Hydration Platform Disrupting a Massive Category

Ever since his first encounter with a coconut straight from a tree on a sunny beach in Brazil, our co-founder Mike Kirban has been on a mission to bring the benefits of the coconut to the western world. Vita Coco has evolved from one pure coconut water SKU, to an award-winning portfolio of coconut water flavors, enhanced coconut water, coconut oil, and coconut milk, all the while retaining its #1 market share of 45%, which is bigger than the next ten brands combined, according to IRI. In fact, all of our brands are rooted in clean, natural ingredients that deliver tangible and functional benefits to our consumers and address different need-states across all dayparts. Whether it is the electrolytes, nutrients, and vitamins in Vita Coco, Runa’s organic, plant-based and natural caffeine with a lower calorie count and sugar content than traditional energy drinks, PWR LIFT’s flavorful and protein infused water, or Ever & Ever’s aluminum packaging that is infinitely recyclable, our brands embody what we stand for as a company and resonate across consumers. We believe our platform has served as a leader in disrupting and transforming the healthy and functional beverage landscape.

Today, Vita Coco is a top ten refreshment brand (non-alcoholic beverages excluding milk) within the broader $13 billion U.S. natural beverage category, according to SPINS. Vita Coco continues to be the main driver of the coconut water category’s growth while simultaneously increasing our share and outpacing all other branded coconut water competitors. In the last twelve months, our retail sales in the coconut water category grew 15% compared to the 8% and 13% growth in the coconut water and natural beverage categories, respectively, according to SPINS.

Coconut Water versus Total Water Year-Over-Year 12-Weekly Retail Sales Growth

Source: Retail sales per IRI Custom Research (MULO + Convenience).

Authentic Brands Appealing to A Loyal and Attractive Base of Consumers Who Are Coveted by Retailers

Our consistent quality and accessibility has helped establish Vita Coco as synonymous with the coconut water category. According to Numerator, 50% of consumers report Vita Coco as the only brand they consider within the category. As the most trusted brand in the category, according to BrandSpark, Vita Coco tends to be a planned purchase by 69% of brand shoppers, while also driving incremental consumers into the coconut water category. Additionally, of the last six months’ growth, 68% of our growth was attributable to new coconut water category consumers.

Our brand resonates with the fastest growing demographic groups in the United States. We over-index to multi-cultural and younger consumers, and families, which we believe allows us to capture a broader array of the population, and creates early adoption allowing for long-term brand loyalists. According to Numerator, almost 55% of our consumers are non-white, with a large portion identifying as Asian or Hispanic, and 43% of our shoppers are Generation Z or Millennials, with 41% of our consumers having children at home. These are valuable shoppers who are more likely to seek natural and organic foods, prioritize healthy eating, stay up to date on health trends, care about the environment, and engage in an active lifestyle—all of which align with The Vita Coco Company’s core purpose. We always strive to satisfy the functional hydration needs of the emerging generations that are leaving their mark on popular culture.

We believe retailers favor our brands because of the high quality shoppers we attract, alongside the premium products we offer. Our brands are able to attract new shoppers and encourage store traffic, with 860,000+ new households estimated to have been added to our customer base over the 12 months ended July 25, 2021, according to Numerator, and shopper baskets with Vita Coco products are worth 22% more than the average water shopper’s basket over the six month period ended July 25, 2021, according to Numerator. Coconut water offers consumers an affordable health and wellness choice, priced more premium than traditional juices and carbonated soft drinks, while still more affordable than energy drinks and ready-to-drink coffee, enabling us to democratize healthy eating and natural products and drive strong shopper metrics for retailers.

Select Beverage Retail Sales $ per Fluid Ounce

Source: Retail and equivalent volume sales per SPINS for the 52 weeks ended May 16, 2021 (MULO + Convenience).

Vita Coco Shopper Characteristics

Source: Numerator for the twelve months ended July 25, 2021.

Note: Index represents the relative concentration of Vita Coco shoppers as compared to average of the total U.S. population (represented by an index of 100).

Agile Innovator with a Proven Track Record

Since day one, we have been category innovators, as proven by our decision to initially launch Vita Coco and pioneer packaged coconut water in the United States. As first-movers and leaders in a major beverage category, we understand the key components to ensuring the lasting success of a product or brand. When we first started Vita Coco, the coconut water category barely existed in the United States and was mostly sold in ethnic grocery stores. We estimate that the coconut water category in the United States was under $10 million when we launched Vita Coco in 2004. Today, this category has grown to $658 million in the United States alone, based on Euromonitor data.

We are consistently innovating our existing portfolio range to drive wider adoption of our brands, increase consumption occasions, and take market share across the natural beverage category. Our company culture empowers our entire team such that our field salespeople and marketers are able to interact with our consumers and incorporate real-time consumer and retailer feedback to identify gaps in our portfolio and find new innovations. For example, inspired by coconut water consumers who sometimes mixed coconut water with other flavored beverages, we created one of the first premium flavored coconut waters in the United States. We develop and release new products where we believe we can differentiate ourselves in a way that is consistent with long-term consumer trends and can leverage our supply chain and distribution capabilities.

More recently, we launched Vita Coco Pressed, a drink that packs more coconutty flavor into every sip. Today, Pressed alone makes up 8% of the coconut water category and as a standalone brand would be the fastest growing coconut water brand in the category relative to competing brands, according to IRI Custom Research. We also recently successfully launched a shelf stable coconut milk under the Vita Coco brand to enter the large and growing plant-based dairy alternatives segment, while also increasing Vita Coco’s ability to participate in additional use occasions such as coffee and cereal.

Additionally, we are constantly evaluating our product formats to ensure we are delivering consumers what they want in the best possible format. We have released new package types, multi-packs, and larger formats, all of which have supported category growth, and aided in increasing shoppers’ basket sizes by 12%, according to Numerator, and, in 2022, we plan to introduce Vita Coco coconut juice in cans in the Americas, where canned coconut water represents approximately 30% of the coconut water category.

Hybrid Go-to-Market Strategy Enabling Us to Win at Retail

Our entire route to market is designed to maximize efficiency, reliability, flexibility, and profitability: from the way we source our coconut water all the way to how our products are delivered to retailers and consumers. We have refined our distribution model over the past two decades, which has enabled us to deliberately tailor our production and go-to-market capabilities to better serve our diverse customers.

With our unique product portfolio, sophisticated and experienced team, and differentiated supply chain, we believe we are able to outperform smaller competitors with our scale and global reach, while distinguishing ourselves from larger beverage players through our nimbler, hybrid platform. Our distribution capabilities ensure our go-to-market path is efficient and effective for each channel we participate in, as well as each product in its respective lifecycle. For example, when a product is in its early stage of development, we might select a broadline distribution partner for going to market, and as scale increases we could decide to enter it into the DSD system or go DTW if the retailers prefer to do so. Having access to the full range of distribution options, while not being restricted or forced to use only one of them, maximizes our execution speed and impact.

We employ a passionate and highly energetic sales force that is either on the ground talking to consumers and store managers, or in regular dialogue with retailers to ensure we are securing the best possible shelf locations and displays, and executing programs to benefit our retailers’ business – all as a means to grow our business. This insatiable appetite for expansion is key to our growth and continued market position as retailers look to Vita Coco not only as the brand to stock within the coconut water category, but also as a must-have brand within the natural beverages category. As a sign of our ongoing brand and execution strength, we have been able to capture 85% of the growth in the coconut water category in the current year to date, according to IRI Custom Research.

Year-to-Date Share of Retail Sales Growth in Coconut Water Category

Source: Retail sales per IRI for the year-to-date period ended August 8, 2021 (MULO + Convenience).

In addition to our strong sales force and route to market, we have further entrenched our relationship as a value-add supplier to select retailers through servicing their private label needs. Our private label business strengthens our relationships with retailers that are committed to their own private label products, allows us to ensure the integrity and quality of the category and also allows us to enhance the relationships we have forged with coconut water manufacturers globally. This offering supports our leadership position within the coconut water category, and while we believe our branded offering will drive future growth, our private label offering ensures we are continuing to support both retailers and suppliers.

A Unique, Asset-Lite Supply Chain That Starts Close to the Coconut Tree and Is Difficult to Replicate

As pioneers of the coconut water industry, and thought leaders in upcycling coconut water, we have spent the last 17 years developing a global, asset-lite operating model of scale that starts in the tropical belt around the world and is able to seamlessly service our markets with the highest quality packaged coconut water. Our growing body of knowledge on efficient manufacturing and sourcing processes from farm to facility for coconut water has created a competitive advantage that is unrivaled in the industry today.

We believe we are the largest branded coconut water producer in the world, and to date, no competitor has been able to achieve what we do at the same scale and efficiency. We also believe that replicating our current supply chain set-up would be challenging and time consuming.

Our well-diversified global network of thousands of coconut farmers and 15 factories across 10 countries is able to seamlessly service our end markets with the highest quality, delicious coconut water. As we do not own any of the coconut water factories that we work with, our supply chain is asset-lite, which combined with our scale, enables us to be flexible and move production from one facility or country to another as needed. We are able to quickly adapt to changes in the market or consumer preferences while also efficiently introduce new products across our platform.

Our manufacturing partners arrange the cracking of approximately 2.5 million coconuts each day at the highest quality standard for our coconut water needs, which requires supply from thousands of individual coconut farmers spread across the world and manufacturing operations located as closely as practical to the farms. This makes our supply chain truly valuable and unique, and sets us apart from other beverage companies. Our deep, long-standing relationships with our farming community have helped us scale to where we are today and will continue to support our high-growth business model in the future, while positioning us for ongoing profitability.

Finally, we believe our purchasing power is supported by our leading market position through Vita Coco and our private label offering, which provide significant scale-based cost advantages versus competitors and any potential new entrants across sourcing, shipping, and other logistics.

Social Responsibility Commitment That Permeates Through Our Products and Organization

The Vita Coco Company’s purpose is simple: we believe in harnessing, while protecting, nature’s resources for the betterment of the world and its inhabitants by delivering ethical, responsible, and better-for-you hydrating products, that not only taste delicious, but also uplift our communities and do right by our planet. We believe these ideals have had a direct effect on our growth, and cause increased consumer adoption and spend on our products.

Our operational decision-making goes beyond solely maximizing shareholder value. We have sought out and achieved Certified B-Corporation status within parts of our organization, and our parent company, The Vita Coco Company, operates as a Delaware Public Benefit Corporation. Our commitment to social responsibility has three primary areas of focus:

•	promoting healthy lifestyles;

•	cultivating communities and culture; and

•	protecting natural resources.

In addition to our responsible consumer-facing and organizational initiatives, our business’ growth and scale have aided communities where our manufacturing relationships are located. Many of these regions have limited modern infrastructure, and we created the Vita Coco Project to help these coconut farmers increase their annual yield, diversify their crops, and grow sustainably. With our “Give, Grow, Guide” philosophy we remain committed and focused on the future, and seek to contribute to educational programs and facilities through efforts such as building new classrooms and funding scholarships; all to impact the lives of over one million people in these communities. We believe this purpose-driven approach has aided our growth as it is strategically aligned with the beliefs of our global consumer base.

Entrepreneurial, Inclusive, and Mission-Driven Culture Led by an Experienced Leadership Team

We have built a high-energy, entrepreneurial, and mission-driven management team. This group is comprised of experienced executives with a track record of success in growing better-for-you hydration and nutritious, healthy brands, developing large scale beverage platforms, and aiding our communities.

Our co-CEO, Michael Kirban, is the visionary co-founder who pioneered the coconut water category in the United States before healthy, functional beverages were top-of-mind for mainstream consumers. He partners closely with our other co-CEO, Martin Roper, who joined the team in 2019 after having been the CEO of The Boston Beer Company for nearly two decades. Mr. Roper was instrumental in transforming The Boston Beer Company from a regional, disruptive, single-branded craft beer company to an international beverage powerhouse with a portfolio of multiple mainstream brands. Mr. Roper’s experience in achieving diversified growth across multiple brands and channels through in-house innovation, strategic M&A and a keen sense for where consumer appetite is have already proven immensely valuable at The Vita Coco Company.

The passion and focus of our leadership permeate throughout our organization. As such, we have been able to attract diverse and highly engaged employees and directors who share our belief in our mission and have further promoted our inclusive company culture.

Our people are at the heart of everything we do, and we pride ourselves on living our values. We are human beings first, we operate with a culture of inclusivity, transparency, and optimism, and we treat our people and our communities with humility and respect, all of the time. Our openness, diverse backgrounds and bottomless curiosity allow us to learn from one another and we are all better for it.

Every employee of The Vita Coco Company understands the value we place on providing “better” for our consumers and our planet. Our full team is bought into utilizing our products to simultaneously help consumers in our served markets achieve their health goals and bring significant economic value to developing countries. We have an ongoing emphasis on how we can further enhance initiatives such as the Vita Coco Project, or improve our sustainability – whether it be through our packaging, analyzing and reducing our carbon footprint, or new ideas that we hear within our collaborative culture. The importance we place on these ideals have resulted in us gaining Certified B-Corporation status for Runa and our European business, and we are proud to have earned this.

Our Growth Strategies

Drive Further Brand Awareness and Customer Acquisition

We believe our ongoing growth is largely attributable to our effectiveness in authentically connecting with a loyal and broad consumer base through bold, dynamic, and disruptive marketing initiatives, and with a brand tone that is honest and true to ourselves. According to BrandSpark, this has translated into Vita Coco becoming the most trusted coconut water brand in the United States and a firm market leader with a size larger than the next ten brands combined, according to SPINS. Our consumer base over indexes relative to peers with the fastest growing demographic trends in the country: our drinkers are younger, more culturally diverse and spend more per shopping trip than the average shopper, according to Numerator.

Our strong position with younger and multicultural consumers in the United States provides an organic consumer growth engine as we believe the demographics in the country are shifting towards a more diverse population and as Generation Z and Millennials will make up the majority of the purchasing power in the country. We are relentless on our mission to offer healthier products and promote an active lifestyle, while taking care of our communities and our planet, and as our consumers actively seek out brands that uphold these values.

Asian American 227 index	Hispanic 170 index	Millennials 142 index

Consumer Index

Source: Numerator, for the twelve months ended July 25, 2021.

Note: Index represents the relative concentration of Vita Coco shoppers as compared to average of the total U.S. population (represented by an index of 100).

Despite our 45% market share within the coconut water category in the United States according to IRI, Vita Coco’s household penetration in the 12 months ended July 31, 2021 is only 9.5%, according to Numerator. In addition to specific retailer distribution opportunities, we see the Midwest region of the United States as an under-penetrated geography for the Vita Coco brand as our household penetration in such region is 66% of our national average. We have a proven track record of highlighting our taste, quality and functional attributes, whether it be through celebrity endorsement, our own social media campaigns, or in-the-field consumer sampling and education.

We believe we have the potential to substantially increase our household penetration in coming years by (1) benefitting from the growth in our core consumer base as the multi-cultural and younger cohorts make up an increasingly larger share of shoppers, (2) raising awareness by leveraging our earned media and increasing our digital media investments, (3) gaining share of coconut water shoppers through our increased pack and flavor offerings, (4) using our sales and promotional teams to increase visibility and trial at retail, and (5) continuing to invest in e-commerce channels to drive higher consumption rates and loyalty. Meanwhile we see additional volume growth opportunities through increasing the frequency of consumption through (1) increasing pantry loading with multi-packs, (2) winning in key occasions such as smoothies, and (3) entering new occasions through functional benefit led innovations such as Vita Coco Boosted with added MCT and natural caffeine, through additional formats such as Vita Coco coconut juice in cans and through our Vita Coco coconut milk products.

Increase Penetration and Distribution Across Channels

We believe there are significant opportunities across channels to gain distribution, and we plan to leverage our existing relationships to increase penetration and broaden our footprint across the Americas. Despite achieving over $230 million in retail sales for the 52 weeks ended August 8, 2021, as reported by IRI, we are continuing to experience 27% retail dollar sales growth across the United States for the 13 weeks ended August 8, 2021, according to IRI, and our growth is strong across all channels, mainly driven by velocity increases.

Vita Coco YoY Retail Sales Growth

Source: Retail sales per IRI for the 52 and 26 weeks ended August 8, 2021 (MULO + Convenience).

We see opportunities to translate this consumption growth into further distribution gains across channels, with a simultaneous focus on increasing shelf space and velocity in current doors. Due to our strong velocities across channels, we believe we have the opportunity to grow our points of distribution by approximately two fold with the Vita Coco brand alone. Specifically, we believe we have an opportunity in large format accounts to increase the number of items per store by maximizing our core item distribution in regional chains as well as the introduction of multipacks and new product lines such as our premium Farmers Organic products and Vita Coco Boosted. In addition we see a large opportunity to increase the number of doors in the convenience channel, where Vita Coco remains under distributed with only 55% of all-commodities-value weighted distribution, or ACV distribution, according to IRI. Furthermore, our introduction of Vita Coco coconut juice in cans is intended to support our convenience channel distribution with an opportunity to add more items per store.

Vita Coco Velocity Growth

Source: Retail sales and ACV weighted distribution per IRI for the 13 weeks ended August 8, 2021 (MULO + Convenience). Velocity is defined as % change in $ per TDP.

We also believe the foodservice channel contains massive whitespace for us and as the channel where Vita Coco originally found its roots, we are confident in our ability to capture it. In partnership with strong route to market partners specialized in the foodservice channel, we are especially focused on gyms, travel, office delivery, vending, healthcare, and education segments with a longer-term focus on casual dining opportunities. Lastly, we see a large opportunity to expand our e-commerce business, where we are market share leader on Amazon, Instacart, and on various other e-commerce platforms such as Walmart.com and Ready Refresh, and are in the process of building in-house DTC capabilities.

Continue Investing in Innovation Initiatives

As the market leader in the coconut water category, we have led the way in innovation. We continue to seek ways to leverage our expertise in product development to innovate within our portfolio and be ahead of the ever-changing consumer demands and preferences. We set a high bar for product extensions and new brands when developing potential additions to our portfolio and we demand superior quality products, healthier attributes and clean labels. We extensively test our products with consumers in-market as well as in test environments.

As an example, in 2021 we identified the growing consumer need for functional beverages that provide sustained energy all day, but without the high caffeine and coffee after taste, and we launched Vita Coco Boosted, a coconut water product with a blend of coconut MCT oil, coconut cream, B-vitamins, and tea extract, with no added sugar. With geographically focused distribution across key retailers, the product is proving to be highly incremental to the brand and the category.

We intend to focus on introducing products that are aligned with our mission and consumer base, and to expand in categories where we believe we can compete and win, such as our recent introductions of Vita Coco Hydration Drink Mix and PWR LIFT.

Broaden Our Geographic Reach

For the six month ended June 30, 2021, 15% of our net sales were international and we see an opportunity to grow further within existing and new geographies over the coming years. We pioneered the coconut water category in Europe and were early entrants into China in 2014, and as of June 30, 2021 our international business is approximately 60% in Europe, 15% in Asia Pacific, and 25% in other international, which includes private label and commodities. The success of our coconut water products demonstrates both our ability to win in new markets, and the international appeal of our brands. Our international business is anchored by Vita Coco’s footprint in the United Kingdom, where it is the coconut water category leader with over 70% market share, according to IRI UK. Our scale and nimble route to market which combines direct to retail, wholesalers and ecommerce in the United Kingdom, and a local sales and marketing team directing promotions and investments against market opportunities, allows us to be impactful and reactive to changes in the beverage market. While our primary focus is on beverages, we have innovated in collaboration with key retail partners, by extending the brand into natural personal care products that have been very well received by our loyal consumer base and is allowing us to test which broader consumer needs our brand can expand to meet.

We entered the United Kingdom, China, France and Spain early in our international journey, and learned from these investments some of the keys to success in different export markets. We adjusted our approach in 2019 to focus on key markets and retailers to build a stronger base business, and now have healthy profitable stable businesses that we can build from. Our U.K. team runs market development activities in Europe and the Middle East. In the China market, we have a commercial team focused on local execution for which costs are shared with our local distribution partner. We have differing route to market models for each country and these varied approaches minimize the financial risks in these markets while allowing us to establish our brands and invest in these markets for long-term growth in a prudent financial way, and to evolve our approach in each market as our brand develops.

We believe we are uniquely positioned to take greater share of the large and growing global natural beverages market based on the functional benefits that our Vita Coco brand offers consumers interested in health and wellness and our company’s mission and responsible sourcing that should appeal to consumers’ interest in purpose driven brands. Leveraging our global capabilities, we believe we can continue to grow existing markets and broaden our global reach through the addition of new markets. For each country we customize our product offering and packaging, initially focus on marketing and sales activation in key cities to establish the brand, and look for potential innovation opportunities unique to that culture that would boost our brand’s probability of success.

We plan to prioritize regions where we believe the most attractive opportunities are available to us based on product fit with consumer demographics and interest in health, wellness and purpose, and market opportunity. We are currently focused on regions such as Western Europe and China, where we believe the interest in health and wellness is growing and the markets are sizable and expected to grow significantly.

Leverage Growth, Continuous Improvement, and Scale for Margin Expansion

Since our founding, we have exercised healthy financial discipline when managing our business and executing on our growth strategies. While many companies at our stage and with our growth profile employ a “growth-at-all-cost” mindset, we have always been focused on profitable, responsible, and sustainable growth. We view this strategy to be most prudent and value-maximizing for all of our stakeholders, including investors, consumers, customers, employees, and global citizens, over the long-term horizon.

Our financial discipline was a primary motivator to build out an asset-lite model that provides us strong gross margins and high free cash flow generation, which together provides us financial flexibility. Our investment in engineering resources to support our suppliers has identified a consistent flow of operational improvement projects that we and the suppliers have benefited from, and while slightly paused during COVID-19, we anticipate this continuing on an ongoing basis. As we continue to grow our top-line, both organically and through opportunistic M&A, we expect to also benefit from economies of scale and operating leverage, thus expanding our margins and mitigating inflationary pressures in the longer-term.

We have recently made investments in our supply chain capacity, information systems, and other infrastructure to better position our organization for long-term growth. To date, those actions have helped us manage our business and cost structure in a more efficient way and ultimately yielded margin expansion as evidenced by our year-over-year gross margin and EBITDA margin improvements. We anticipate the impact of the COVID-19 pandemic, which has created near-term inflationary pressures on supply chain costs, to start normalizing in the mid-term horizon. As such, we expect further margin expansion in the future as we continue to scale our portfolio of brands and gain increased operating leverage once these impacts dissipate.

Execute Strategic M&A to Enhance Our Portfolio

As a platform of multiple beverage brands today, we are constantly evaluating potential businesses to acquire or new brands to develop to complement our portfolio. We seek brands that align with our company mission and are complementary to our current brand portfolio, supply chain, and route to market, and those that we believe, under our stewardship, present meaningful growth potential. By combining our industry expertise with our proven marketing engine, our strong sales team, and world-class operational capabilities, we will empower acquired brands to achieve their full potential as a part of our platform.

Since the Runa acquisition in 2018, we have gained experience in business and brand integration and believe our team has the skills to identify, integrate, and support newly acquired brands within our portfolio as we continue to scale. As pioneers and innovators, as well as disciplined allocators of capital, we will continue to employ a focused yet opportunistic approach to M&A, concentrating our efforts on businesses with complementary brands, growth orientation, attractive financial profiles, and opportunities to leverage our platform’s scale to unlock synergies.

Our Industry

Large and Attractive Category Aligned with Key Consumer Trends

We operate in the large and growing non-alcoholic beverages industry, which consists of bottled water, carbonated soft drinks, juice, ready-to-drink coffee and tea, energy drinks, sports drinks, drinking milk products and other non-alcoholic beverages. Global non-alcoholic beverages on-and-off-combined retail sales exceeded $952 billion in 2020 and are expected to reach $1.36 trillion by 2025, representing a CAGR of 7%, according to Euromonitor. The United States, which is our largest market, generated retail sales of over $119 billion for the 52 weeks ended May 16, 2021, according to SPINS. In line with retail, foodservice also represents a significant opportunity for us, which we believe expands the total addressable market even further.

Our brands Vita Coco and Runa participate in the natural, plant-based category of the beverages industry, and offer consumers better-for-you products with functional benefits. Through the brands in our platform, we are able to cover many functional needs, spanning across hydration, nutrition, and energy. With our coconut milk product, we are also able to tap into the plant-based dairy substitute category, which is rapidly increasing in popularity and size, and fits with our mission of creating responsible, natural, and better-for-you products. Our product attributes deliver what consumers today desire, as is evidenced by rapid growth in plant-based products. According to an April 2021 online article published by SPINS, plant-based food and beverage consumption increased 29% in 2020 alone, and in a recent consumer survey powered by Lightspeed/Mintel, 65% of consumers reported enjoying a functional beverage in the three months preceding the survey.

The natural beverages category generates $13 billion in U.S. retail sales, and comprises approximately 10% of total U.S. non-alcoholic beverages retail sales, according to SPINS. Since our launch in the early 2000s, we have seen spending on natural beverages far outpace that of conventional beverages due to increased consumer demand for health and wellness focused products. Health is the fastest growing beverage need state, with occasions up over 30% in the past 10 years according to Kantar, thereby fueling incremental consumption. People are increasingly consuming better-for-you, plant-based beverages to hydrate after and during exercise, to add nutritional benefits to their diets, and to enhance their well-being. We, and industry data aggregators, believe this trend is expected to continue as consumers keep searching for products that make them feel good and provide functional benefits. Based on SPINS data, we believe our current market share is less than 2% of total U.S. natural beverages retail sales, providing our platform with significant room for future growth.

YoY Beverages Retail Sales Growth

Source: Retail sales per SPINS for the 52 weeks ended May 16, 2021 (MULO + Convenience).

We believe per capita consumption of conventional beverages is declining, whereas per capita consumption of natural beverages is increasing as a result of a rapidly growing preference for health-conscious products that have fewer added sugars, artificial ingredients, and also provide nutritional benefits. Further, we believe consumers are also seeking out natural and plant-based alternatives where possible. We believe these trends were already prevalent before COVID-19, but have received additional attention and momentum during the pandemic as consumers are increasingly focusing on healthier consumption habits to sustain a well-balanced diet. In addition, consumer awareness of the negative environmental and social impact of packaged goods has resulted in increased consumer demand for brands that are purpose-driven, take responsibility for their impact on the planet and are focused on sustainable packaging and transparent ethical values. Shoppers are willing to pay more for sustainable brands that act responsibly and make a positive impact. We believe our mission is perfectly aligned with this change in consumer behavior, and positions us well compared to many other beverages brands as consumers look for products with better-for-you and better-for-the-world traits. Our leading brand, Vita Coco, which is naturally plant-based and fat-free, as well as our Runa, Ever & Ever and PWR LIFT brands, have proven to resonate with consumers looking for healthy, natural beverages, and have a long runway of growth as more consumers are attracted to the category.

Leader in Coconut Water

Coconut water is a naturally fat-free and potassium-rich water harvested from young and tender coconuts that are six to nine months old. Packaged coconut water is created by extracting coconut water from fresh coconuts harvested from local farms, which is subsequently carefully pasteurized and packaged, creating a stable shelf life of approximately 12 months. The drink is especially popular amongst health-conscious consumers, including professional athletes, due to both its functional benefits and its natural and plant-based nature. Coconut water has a high nutrient content, and the presence of electrolytes and other minerals provides enhanced hydration, as the beverage contains calcium, magnesium and sodium, and includes over 185 milligrams of potassium per 100 milliliters. The presence of natural sugars and electrolytes provides easily digestible carbohydrates that offer enhanced hydration, while containing less calories compared to other natural juices and sports drinks. Coconut water is often consumed as a healthier alternative to sports drinks, and is considered to be just as effective in terms of replenishing hydration while containing fewer calories, less sodium, more potassium, and because of its natural nature, is free of added colors and flavors.

Coconut water has a long history of being consumed in its original, non-packaged form as a popular, low-cost refreshment for centuries in tropical countries like Brazil, India, Indonesia, Thailand and the Philippines. Advancements in aseptic packaging allowed coconut water to be commercially sold and available to other markets as a packaged beverage since the early 2000s. The beverage was first introduced to the U.S. market with the introduction of Vita Coco, offering U.S. consumers a premium, yet affordable, better-for-you natural beverage. The category quickly reached $103 million in U.S. retail sales by 2010, as packaged coconut water grew into a mainstream better-for-you beverage. According to Euromonitor, the category has grown at a CAGR of approximately 20% to reach $658 million in retail sales in 2020, inclusive of on-premise.

The majority of the coconut water category’s U.S. growth from 2011 to 2020 was driven by Vita Coco, which contributed over 60% of total coconut water retail sales growth during that period, according to Euromonitor. Vita Coco was the leading brand that made coconut water into the mainstream beverage it is today, and has been the leading category brand in the United States over the last decade. The category’s expansion has been driven by a shift towards natural and functional beverages as consumers increasingly seek healthy alternatives for traditional soft drinks, processed juices and sports drinks. Growth has been largely driven by increased household penetration from shoppers trading-up from other beverage categories, as well as increased consumption from existing category buyers. For the six months ended July 25, 2021, 21% of coconut water growth came from shoppers shifting away from other beverage categories and 75% of growth was a result of increased consumption from existing category buyers, according to Numerator.

We have been able to consistently maintain and grow our number one market share position as the category’s most preferred and trusted brand both before and during the COVID-19 pandemic. According to Numerator, for 69% of our shoppers, Vita Coco is a planned purchase and for 50% of our shoppers, it is the only brand considered. From August 2020 to August 2021, we have increased our market share from 42% to 45%, according to IRI. Vita Coco is continuing to drive the category’s accelerated growth by adding more incremental dollar sales than any other competing brand. According to IRI, Vita Coco’s retail sales grew at least twice as fast as the total coconut water category for the 13 and 26 week periods ending August 8, 2021, which we believe is the result of attracting new customers to the category and taking share from competing brands. Even though we hold a leading market position in coconut water, our relatively low household penetration of approximately 9.5% leaves us ample opportunity for further penetration within our relevant markets.

Vita Coco Coconut Water Dollar Market Share

Source: Coconut water category per IRI for the 52 weeks ended August 8, 2021 (MULO + Convenience).

Within the broader water category, coconut water has outperformed most other competitive beverages, as well as the overall water category, over the past year, according to IRI Custom Research. Additionally, coconut water’s velocity is one of the fastest growing of all water categories. We believe that the strength of our Vita Coco brand, coupled with investments in new product innovation, positions us to continue to deliver industry-leading growth within the coconut water and broader functional beverages category.

Year-over-Year Dollar Sales Growth

Source: Retail sales per IRI Custom Research, MULO channels, for the 13, 26 and 52 week periods ended August 8, 2021. Velocity per IRI Custom Research, MULO channels, for the 26 week periods ended June 6, 2021. Velocity defined as average weekly $ per store selling.

Sales, Marketing and Innovation

Sales

As of June 30, 2021, we had approximately 114 employees within our global sales and commercial team. In the Americas the sales team reports to our Chief Sales Officer and is broken into three main groups, DSD management, national account management (including club, mass food and convenience) and retail execution, and our e-commerce channel reports to our Chief Marketing Officer. The Americas sales team has an extensive range of experience from leading beverage and consumer goods companies including Heineken, Nestle Waters North America (now Triton Brands), and PepsiCo. The teams work cooperatively and in close coordination with our national network of DSD customers, broadline distribution partners and select brokers, to access and support our accounts across the United States and Canada, and with importers to support our business outside of North America. The broader Americas sales organization is supported by a category management, revenue management and sales operations team. Our retail execution team is expanded by seasonal hires to provide seasonal and tactical program support and is supported by an active field marketing team for promotions and samplings.

Our European Sales team, reporting to our managing director of Europe/Middle East is aligned geographically and by major account or country importer partner, and is further supported by a small field execution team and field marketing in the United Kingdom. Private label accounts are handled by each geographic division in close cooperation with supply chain leadership.

Marketing

The primary goal of our marketing is to educate consumers about our functional benefits while inspiring and exciting consumers to fall in love with our brands. To market our Vita Coco brand, we focus on educating consumers around when and why to drink our products, but do so with humor and levity in our unique brand tone.

Our efforts span all marketing levers with particular focus on package design, retail execution and a combination of paid and owned media, where we have a highly engaged consumer base, as a way to communicate with current and potential Vita Coco drinkers seeking to entertain and inform about who we are and what we offer in our unique, lighthearted brand tone. We have leveraged the strength of our category leading Vita Coco brand, our disruptive marketing and our innovation capabilities to continually broaden our portfolio.

We use our internal consumer insights, coupled with external data sources and advisors, to improve our consumer understanding and the effectiveness of our consumer and retailer messaging. We use a blend of both internal resources and strategic partnerships with key marketing agencies to help us develop our messaging and promotional materials. We also maintain internal design capabilities to support packaging and promotional material needs and supplement that with external design creatives or agencies depending on the size of project. These capabilities enable us to transition quickly and ensure that our communication is relevant in the moment. We use external research to iterate our learning and ensure that final packaging or promotions have a better probability of improving our business.

Our Vita Coco packaging serves as a disruptor at shelf, and is designed to communicate the source of our coconuts and our natural roots. We also use our packing to educate about our core proposition, the benefits of drinking coconut water, and our brand values. We use creative displays and programs in store to bring our brand to life, and tell our story. Our diversity of occasions enables us to execute in multiple parts of the store, at multiple times of year, and with a diverse set of partners. Our field marketing and experiential activation efforts similarly focus on sampling consumers at the point of need, leveraging our core occasions.

We have built a strong digital presence in e-commerce channels for the brand. We use owned social media channels, where we have a highly engaged consumer base as a way to communicate with current and potential Vita Coco drinkers in a way that is true to our brand with the goal of entertaining and informing about who we are and what we offer. We primarily utilize Instagram, TikTok, Twitter and Facebook. These platforms are fundamentally changing the way we engage with our consumers and allow us to directly reach desirable target demographics such as millennials and “Generation Z.” This has earned and continues to earn the brand high consumer engagement levels and strong consumer appraisal as Vita Coco currently is the most reviewed and highest-rated coconut water on Amazon.

We maintain an active company LinkedIn account, which we use to disseminate news related to The Vita Coco Company and its brands and as a job board for individuals interested in working with us. As of June 30, 2021, we had more than 60,000 LinkedIn followers.

Since the early days, Vita Coco has enjoyed a roster of celebrity and athlete fans. In 2010 and 2011, a group of well-known celebrities including Madonna, Rihanna, Demi Moore and Matthew McConaughey invested in the brand, touting the efficacy of the product and authenticity of the brand as their reasons for betting on coconut water. Today, Vita Coco continues to leverage relationships with talent and influencers who are aligned with our values and are genuine fans of our brand. This team of “real partners” serves as the mouthpiece for the brand, credibly speaking to the products’ benefits and amplifying our message across traditional and digital media channels. This earned media approach has been very successful at driving awareness and buzz, embedding the brand in pop culture and ultimately driving genuine connections with our consumers.

We have distinct brand marketing teams supporting our business in the Americas and Europe, with teams dedicated to the individual brands in our portfolio. Each brand has a strategy tailored to growing the brand’s consumer base, and building emotional connections with our consumers. We have a 26 person brand, marketing, e-commerce and insights team with strong creative, social, and digital capabilities.

Innovation

Our vision for innovation is to disrupt the status quo by bringing better products using natural, functional ingredients, to compete in big legacy beverage categories that are wrought with synthetic ingredients. We have significant expertise working with versatile plant based ingredients to deliver great tasting nutritious products. We balance exploring ways to add functionality and taste to existing brands to keep them relevant with consumers, and researching and developing products for new occasions, needs states or specific retailer opportunities.

Our global innovation function sits in the marketing team to ensure alignment with current brand initiatives and sharing of consumer insights across teams and markets. We emphasize combining consumer insights and market observations to drive activity, to deliver a consistent product pipeline for existing brands and to attempt to solve consumer needs with new to world brands that can be tested in market and iterated based on consumer and retailer feedback. The innovation team works closely with our internal global research and development and technical teams that includes members in the United States, Europe and Singapore working on supplier capability, quality improvements and new processes. This team has expert capabilities in working with natural ingredients, and leverage the advantage of our suppliers’ capabilities to convert our ideas into shelf stable products. To support our efforts, we also have strong supplier relationships that give us access to a broad scope of ingredients, packaging offerings and technology. The team also works closely with our commercial sales teams to design test markets and to build commercial plans that will give each project the best chance of success. Our team has a track record of bringing new ideas to market in three to six months, and we believe this speed to market represents a core competitive advantage. Our diverse route-to-market and channel access enables us to test and learn in market, and our ability to learn and pivot from such tests is a key capability for our long-term innovation success.

Channels and Customers

Our diversified portfolio of products is available in 24 countries across three continents through a variety of channels. Our primary market is the Americas where we sell product direct to certain retailers, direct to e-commerce operators, and to a national DSD network that supports most of our non-direct retail partners, and to broadline distributors such as UNFI and KEHE to support retailers with special service requirement. Our biggest direct retailers are Costco, Sam’s Club and Amazon. Our biggest DSD customers are Keurig Dr Pepper, Canada Dry and Polar Distributing. Our Canada business is managed by our Americas team and is primarily retail direct. Our European market is primarily retail and e-commerce operator direct sales, with some countries or route-to-market supported by distributor or importer type relationships. In China, we sell to Reignwood which is our import and distributor partner for the territory, and one of our principal shareholders since 2014. Other countries are served through importers with limited retail direct relationships or in partnership with one of our manufacturing partners through licensing or other agreements.

In the United States, we have broad Vita Coco retail distribution nationally, but still have opportunities to build retail distribution particularly in convenience stores and smaller grocery chain accounts as well as independent stores, and in the food service channel. Our other brands are still at early stage development of building distribution and success in key test markets or with early adopting retailers or foodservice.

Our DSD customers support our brands and build and service our distribution, particularly in markets and or smaller accounts that our sales teams would not reach. As the leading coconut water brand, we believe we play an important role in our DSD customers portfolio and add important incremental margin to their business.

We manage our e-commerce channel internally with help from media agencies, and see this channel continuing to grow share of our business. We invest in capturing consumers in the channel to maintain our brand share position, and use the channel to test new products and new messaging to selling our products. To support this innovation learning, and to build stronger relationships with our most loyal customers, we are in early stages of developing DTC capability and sales to date are negligible.

Our Supply Chain

We primarily engage contract manufacturers, co-packers and third-party logistics providers to manufacture and distribute our products. Our asset-lite model enhances production flexibility and capacity and enables us to focus on our core in-house capabilities, including supplier management, logistics, sales and marketing, brand management and customer service, allowing management to drive profitable growth. We have a dedicated in-house supply chain team that partners with our global supplier and distribution network to seamlessly source, package and deliver the highest quality product to our customers and consumers around the world.

Sourcing

Raw materials used in our business and by our co-packers consist of ingredients and packaging materials purchased from local, regional and international suppliers. The principal ingredients include coconut water, Tetra Paks and caps, cardboard cartons, PET bottles and aluminum bottles and cans. We work with our contract manufacturing partners to purchase our raw ingredients from local suppliers in accordance with rigorous standards to assure responsible sourcing, quality and safety. The majority of our products are produced and packaged with materials sourced from a single supplier, Tetra Pak, whether purchased by the Company or by our contract manufacturers on our behalf, which provides us efficiency in the packaging and export of our products, and furthers our commitment to responsible sourcing, packaging near source, and sustainability.

Manufacturing

We engage contract manufacturers and co-packers to produce our finished goods. We purchase products from these manufacturing and co-packing partners, which include all packaging and ingredients used.

Our well-diversified global network spans across 10 countries, 15 coconut water factories and five co-packing facilities, which together provide us with significant production capacity and capabilities, and an ability to quickly re-allocate purchasing volume in the event of weather, logistics or other macroeconomic impacts. We have long-term relationships with most of these partners and exclusive coconut water supply relationships with many of them which provides us a stable supply base. Our network of eight co-packing partners located across North America and Europe possess expertise in canning, PET and Tetra to support our packaging needs for local production close to market, for innovation and expand our total packaging capabilities beyond what is available at our contract manufacturing partners.

Our two largest co-parking and/or contract manufacturer partners, Century Pacific Agricultural Ventures, Inc., or CPIV, and Fresh Fruit Ingredients, Inc., or FFI, an affiliate of Axelum Resources Corp., accounted for 27% and 18%, respectively, of our purchases for the year ended December 31, 2020.

We currently operate under a Manufacturing and Purchase Agreement with CPIV, dated September 17, 2012 (as subsequently amended, supplemented or modified), or the CPIV Agreement, pursuant to which CPIV manufactures and packages coconut water and coconut oil products. Under the terms of the CPIV Agreement, we are required to purchase, and CPIV must manufacture and produce, a minimum monthly order volume of certain specified products. The CPIV Agreement also contains detailed provisions regarding plant improvements, product specification and quality standards for the products manufactured and packaged by CPIV, trademark and intellectual property rights, shipping and storage obligations, allocation of production costs, rights in the event one party breaches its obligations under the CPIV Agreement, certain obligations in respect of a transition period in connection with a termination of the CPIV Agreement, and other customary contractual terms and conditions. The CPIV Agreement expires on December 31, 2025, unless extended in accordance with its terms.

We currently operate under a Manufacturing and Purchase Agreement with FFI, dated April 8, 2010 (as subsequently amended, supplemented or modified), pursuant to which FFI manufactures and packages certain specified products. Under the terms of the FFI Agreement, FFI is required to maintain on hand a quantity of raw materials sufficient to produce a specified minimum monthly order volume. The FFI Agreement also sets forth certain rights and obligations of each party upon the failure to sell, in the case of FFI, or purchase, in our case, a specified minimum monthly order for a specified period of time. The FFI Agreement also contains detailed provisions regarding plant improvements, product specification and quality standards for the products to be manufactured and packaged by FFI, trademark and intellectual property rights, shipping and storage obligations, allocation of production costs, rights in the event one party breaches its obligations under the FFI Agreement, certain obligations in respect of a transition period in connection with a termination of the FFI Agreement, and other customary contractual terms and conditions. The FFI Agreement had an initial term of ten years, and was automatically extended in 2020 for a subsequent five year term in accordance with its terms.

The descriptions of the CPIV Agreement and the FFI Agreement are qualified in their entirety by reference to the full text of the CPIV Agreement and the FFI Agreement, respectively, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

We regularly evaluate our contract manufacturing and co-packing arrangements to ensure the cost-effective manufacturing and production of our products. Our engineering and quality teams work with our coconut water contract manufacturers to improve efficiency, yields, quality and costs, to ensure we have a strong, reliable and efficient supply chain. We select our partners based on expertise, quality, cost and location. Our supply chain and quality team monitors contract manufacturing and co-packing partners to ensure our partners meet our rigorous processing and quality standards, including plant audits and any requirements for third party certification of Good Manufacturing Practices. We also monitor the capacity and performance of our contract manufacturing and co-packing partners and occasionally work with these partners to increase production capacity at their facilities by helping with engineering projects or providing financial support for investments that are dedicated to our products. Given the growth profile of our products, we are continuously evaluating options for incremental capacity and reviewing additional strategic relationships that might support our business.

Warehousing and Distribution

Our products are typically shipped directly from our contract manufacturing partners to a network of third party warehouses located in our selling markets. Most of our products ship by ocean transportation from source country and are subject to customs and other inspections at port of arrival before being received into our third-party warehouse network. Products are distributed from these third-party warehouses to our customer’s distribution centers, to retail stores or in limited cases direct to the consumer. We also occasionally ship products directly from our contract manufacturers, co-packers or from receiving port direct to our customers’ distribution centers.

Competition

The beverage industry is highly competitive and is constantly evolving in response to ever-changing consumer preferences. Competition is generally based on brand recognition, taste, quality, price, availability, selection and convenience, as well as factors related to corporate responsibility and sustainability. We are focused on providing the general public with accessible products that contain functional and nutritious benefits to be consumed and enjoyed across dayparts.

We compete within the broad non-alcoholic beverage category as we vie to gain share of the consumer’s stomach, and our flagship brand, Vita Coco, is the market leader in the Coconut Water category. Our competitors in the beverage market include category leaders such as The Coca-Cola Company, PepsiCo, Inc. and Nestlé S.A. We also compete with functional beverages including Goya, Harmless Harvest, BodyArmor, Bai, Monster Energy, Red Bull and Bang, as well as a range of emerging brands and retailers’ own private label beverage brands.

Although some companies offer competing brands in categories we participate in, they are also our partners in certain instances such as Keurig Dr Pepper through our national distribution partnership. Our competition varies by market due to regional brands and taste preferences. We are also a leading supplier of coconuts for private label coconut water and oil brands, and we compete with other private label suppliers.

We believe the principal competitive factors in our industry are:

•	taste;

•	nutritional profile and dietary attributes;

•	quality and type of ingredients;

•	functional benefits;

•	convenience;

•	cost;

•	brand awareness and loyalty among consumers;

•	sustainability and reliability of supply chain

•	service to customers;

•	access to high-quality raw materials;

•	product variety and packaging;

•	access to major retailer shelf space and retail locations;

•	presence across digitally-oriented marketplaces; and

•	access to major foodservice outlets.

We rely on our portfolio of better-for-you products, purpose-driven brands, passionate and loyal consumer base, innovation capabilities, bespoke go-to-market strategy, strong retail relationships, flexible supply chain and experienced management team to effectively compete and succeed in our industry. We also believe it is important to have a presence across channels and we have an established and growing reach across grocery, mass, club, drug, convenience, eCommerce and foodservice.

Even though we operate in a competitive industry, we believe that we effectively compete with respect to each of the above factors. However, many companies in our industry are significantly larger than we are, and have substantially greater financial resources, more comprehensive product lines, broader market presence and go-to-market reach, longer standing relationships with distributors and suppliers, longer operating histories, greater production and distribution capabilities, stronger brand recognition and greater marketing resources than we have.

Intellectual Property

We own domestic and international trademarks and other proprietary rights that are important to our business. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. We view our primary trademarks to be VITA COCO and RUNA. We have a global approach to protecting our trademarks, designs, patents and other IP rights. We believe the protection of our trademarks, designs, copyrights, patents, domain names, trade dress and trade secrets are important to our success. As of June 30, 2021, we had over 30 registered trademarks and 10 pending trademark applications in the United States, and over 200 registered trademarks and over 25 pending trademark applications in other countries. We endeavor to take prudent measures to protect our brands, including by employing a global trademark watch service, by notifying potential infringers of our trademark rights and issuing “cease and desist” letters, as appropriate.

We consider information related to formulas, processes, know-how and methods used in our production and manufacturing as proprietary and endeavor to maintain them as trade secrets. We have in place reasonable measures to keep the above-mentioned items, as well as our business and marketing plans, customer lists and contracts reasonably protected, and they are accordingly not readily ascertainable by the public.

Government Regulation

Our products are regulated in the United States as conventional foods. We, along with our distributors, and manufacturing and co-packing partners, are subject to extensive laws and regulations in the United States by federal, state and local government authorities including, among others, the U.S. Federal Trade Commission, or FTC, the U.S. Food and Drug Administration, or FDA, the U.S. Department of Agriculture, the U.S. Environmental Protection Agency and the U.S. Occupational Safety and Health Administration and similar state and local agencies. Under various statutes, these agencies regulate the manufacturing, preparation, quality control, import, export, packaging, labeling, storage, recordkeeping, marketing, advertising, promotion, distribution, safety, and/or adverse event reporting of conventional foods. Among other things, the facilities in which our products and ingredients are manufactured must register with the FDA, comply with current good manufacturing practices and other standards requirements applicable to the production and distribution of conventional food products. We and our manufacturing and co-packing partners are also subject to similar requirements in foreign jurisdictions in which we operate.

The FDA regulates food products pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. In addition, pursuant to the FDA Food Safety Modernization Act, or FSMA, FDA promulgates requirements intended to enhance food safety and prevent food contamination, including more frequent inspections and increased recordkeeping and traceability requirements. The FSMA also requires that imported foods adhere to the same quality standards as domestic foods, and provides FDA with mandatory recall authority over food products that are mislabeled or misbranded. In addition, FDA requires that certain nutrient and product information appear on product labels and that the labels and labeling be truthful, not misleading. Similarly, the FTC requires that marketing and advertising claims be truthful, not misleading, not deceptive to customers and substantiated by adequate scientific data. We are also restricted from making certain types of claims about our products, including nutrient content claims, health claims, and claims regarding the effects of our products on any structure or function of the body, whether express or implied, unless we satisfy certain regulatory requirements.

In addition, under the FDCA, any substance that is reasonably expected to become a component of food or added to food is a food additive, with a few exceptions, and is therefore subject to FDA premarket review and approval, unless the substance is generally recognized among experts qualified by scientific training and experience to evaluate its safety, as having been adequately shown through scientific procedures or, in the case of a substance used prior to January 1, 1958, through experience based on common use in food, to be safe under the conditions of its intended use, a standard referred to as “generally recognized as safe,” or GRAS. Manufacturers of GRAS substances may notify the FDA of their view that a substance is GRAS and thus not subject to the premarket approval requirements. Upon review of such a notification, the FDA may respond with a “no questions” letter stating that while it has not made its own GRAS determination, it has no questions at the time regarding the submitter’s GRAS determination. Alternatively, manufacturers may elect to “self-affirm” a given substance is GRAS without the voluntary FDA notification but should retain all applicable safety data used for the GRAS determination in the case of inquiry by the FDA. However, in neither case does this constitute an approval equivalent to that achieved through the food additive process. A manufacturer’s use of such constituent in foods is at its own risk and is dependent upon adequate substantiation and/or scientific support demonstrating safe use.

Products that do not comply with applicable governmental or third-party regulations and standards may be considered adulterated or misbranded and subject, but not limited, to, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, import holds, injunctions, fines, civil penalties or criminal prosecution.

Similarly, we may be subject to similar requirements in other foreign countries in which we sell our products, including in the areas of:

•	product standards;

•	product safety;

•	product safety reporting;

•	marketing, sales, and distribution;

•	packaging and labeling requirements;

•	nutritional and health claims;

•	advertising and promotion;

•	post-market surveillance;

•	import and export restrictions; and

•	tariff regulations, duties, and tax requirements.

Public Benefit Corporation Status

As a demonstration of our long-term commitment to our mission to promote healthy and sustainable beverage and consumer products, we are incorporated in Delaware as a public benefit corporation. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. See “Description of Capital Stock—Public Benefit Corporation Status.”

Our public benefit purpose, as provided in our certificate of incorporation, is harnessing, while protecting, nature’s resources for the betterment of the world and its inhabitants through creating ethical, sustainable, and better-for-you beverage and consumers goods products that not only uplift communities but that do right by our planet. Furthermore, in order to advance the best interests of those materially affected by the Corporation’s conduct, it is intended that our business and operations create a material positive impact on society and the environment, taken as a whole.

Employees and Human Capital Resources

As of June 30, 2021, we had 265 full-time employees, including three in research and development, 133 in sales and marketing and 30 in finance. Of these employees, 186 were employed in the United States, 30 were employed in Singapore, 36 were employed in the United Kingdom and 13 were employed in Ecuador. None of these employees are represented by labor unions or covered by collective bargaining agreements. We have never experienced a labor-related work stoppage.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Executive Officers:
Michael Kirban	46	Co-Founder, Co-Chief Executive Officer, Chairman, Director
Martin Roper	58	Co-Chief Executive Officer, Director
Kevin Benmoussa	40	Chief Financial Officer
Jonathan Burth	40	Chief Operating Officer
Jane Prior	43	Chief Marketing Officer
Charles van Es	44	Chief Sales Officer

Non-Executive Directors:
John Leahy	68	Director
Ira Liran	43	Co-Founder, Director of Sourcing, Director
Eric Melloul	52	Director
Jane Morreau	62	Director
Kenneth Sadowsky	59	Director
John Zupo	47	Director

Executive Officers

Michael Kirban is one of our co-founders and has served as Chief Executive Officer and as Executive Chairman of our board of directors since our inception in 2004. Mr. Kirban is co-founder and currently serves on the board of directors of Software Answers Inc., a technology service provider, a position he has held since 1995, and previously served as a member of the board of directors of Runa LLC from 2014 to 2017 before it was acquired by us in 2018. We believe Mr. Kirban’s perspective and experience as our co-founder and co-Chief Executive Officer, as well as his general knowledge of the food and beverage industry, makes him qualified to serve on our board of directors.

Martin Roper has served as co-Chief Executive Officer and as a member of our board of directors since January 2021. Mr. Roper previously served as our President from September 2019 to December 2020. Prior to his time at the Company, Mr. Roper served as Chief Executive Officer of The Boston Beer Company, Inc. (NYSE: SAM), an alcoholic beverage company, from 2001 to 2018, where he oversaw the net revenue growth and diversification of brand portfolio. Mr. Roper also served as the Chief Operating Officer and Vice President of Manufacturing and Business Development of The Boston Beer Company, Inc. from 1994 to 2001. In addition to his service on our board, Mr. Roper has served as a member of the board of directors of Lumber Liquidators Inc. (NYSE: LL), a flooring retail company, since 2006, and served on the board of directors of The Boston Beer Company, Inc. from 2000 to 2018. Mr. Roper holds a BA, MA and MEng from Trinity Hall, Cambridge and a MBA from Harvard University. We believe Mr. Roper’s experience and reputation for growth and innovation of beverage companies, and his knowledge of strategy, finance, public company corporate governance, and general management makes him qualified to serve on our board of directors.

Kevin Benmoussa has served as our Chief Financial Officer since January 2018. Prior to his time at the Company, Mr. Benmoussa served at BlueTriton Brands, Inc., formerly known as Nestlé Waters North America, Inc., a beverage manufacturer and distributor, as Division CFO for U.S. Retail from June 2016 to January 2018, and the Director of Strategy and Business Development from July 2015 to

June 2016. Prior to his time at BlueTriton Brands, from July 2008 to July 2015 Mr. Benmoussa served in various finance, strategy and business development positions at PepsiCo Inc., a food and beverage manufacturer, including most recently as Finance Director for North America Beverages from September 2014 to July 2015. Prior to joining PepsiCo Inc. Mr. Benmoussa served as an investment banker at Bear Stearns from March 2006 to June 2008. Mr. Benmoussa holds a BS in Applied Economics from Paris Dauphine University and a MA in International Finance from Brandeis University.

Jonathan Burth has served as our Chief Operating Officer since 2016, and has served in various capacities since joining the Company in 2007, including most recently as Vice President of Supply Chain from 2011 to 2016 and as Director of Finance from 2008 to 2010. Before joining the Company, Mr. Burth served as a trainee at UBS from June 2006 to June 2007. He also serves on the board of directors for Madecasse LLC, a chocolate manufacturer, a position he has held since June 2018. Mr. Burth holds a MA in International Business from the Grenoble Graduate School of Business.

Jane Prior has served as our Chief Marketing Officer since April 2019. Ms. Prior has previously held various other marketing positions at the Company since 2009, including Vice President, US Marketing from 2011 to 2014, and EVP, Global Brand Strategy & Development from August 2014 to March 2019. Prior to her time with the Company, Ms. Prior served as Director of Marketing for the New York Red Bulls, a Major League Soccer team, from 2006 to 2008, and as Manager of Marketing and Communications at Maxim Sports Marketing from 2002 to 2006. In 2019, Ms. Prior was included on the Forbes “CMO Next” List. Ms. Prior holds a Bachelor of Commerce from University College Dublin and a MA in Business Studies from the Michael Smurfit Graduate School of Business at University College Dublin.

Charles van Es has served as our Chief Sales Officer since October 2019. Mr. Van Es previously served as our Vice President of Marketing from June 2016 to September 2019. Prior to his time at the Company, from October 2003 to May 2016 Mr. Van Es served in various marketing roles at Heineken N.V., a Dutch alcoholic beverage company, including most recently as Senior Director of Portfolio Brands from 2013 to 2015. Mr. Van Es holds an MBA from Columbia University and a MSc in Chemical Engineering from the Delft University of Technology.

Non-Executive Directors

John Leahy has served as a member of our board of directors since June 2019. Mr. Leahy served as President and Chief Operating Officer of KIND, LLC, a snack food company, from February 2009 to June 2019, and President of Nature’s Bounty Co., a vitamin and nutritional supplement manufacturer, from June 2006 to February 2009. Mr. Leahy also served as a Senior Advisor for Blacksmith Applications, Inc., formerly known as TABS Group Inc., an analytics firm that services the consumer packaged goods industry, from August 2009 to April 2010. In addition to his service on our board, Mr. Leahy has served as a strategic advisor for Beckon LLC, an ice cream manufacturer, since January 2018, I Won Nutrition, Co., a packaged food manufacturer, since January 2019, and Allibelle Foods, Inc., a packaged food manufacturer, since January 2020. Prior to his time at Nature’s Bounty Co., Mr. Leahy held various positions at numerous consumer packaged goods companies, including Nestlé S.A. (SIX: NESN), Johnson & Johnson Services, Inc. (NYSE: JNJ) and Edgewell Personal Care Company (NYSE: EPC). Mr. Leahy holds a BS in Business Administration from Villanova University. We believe Mr. Leahy’s extensive experience related to the consumer industry, as well as his experience serving on other company boards, makes him qualified to serve on our board of directors.

Ira Liran is one of our co-founders and has served as a member of our board of directors since 2006. He also currently serves as our Director of Sourcing, a position he has held with the Company since February 2007. Mr. Liran holds a BA from Columbia University. Mr. Liran was chosen to serve on our board of directors for his perspective and knowledge of the Company as our co-founder.

Eric Melloul has served as a member of our board of directors since 2008. Mr. Melloul has served as Managing Director for Verlinvest since August 2008. He currently serves as Chairman of the board of directors of Oatly Group AB (Nasdaq: OTLY), a food and beverage company, since September 2016, and has served on its Remuneration Committee since May 2021. Prior to Verlinvest, Mr. Melloul served as Global Marketing VP and China Commercial Head for Anheuser-Busch InBev from 2003 to 2008, and as an Associate Partner at McKinsey & Company from 1999 to 2003. Mr. Melloul has served on the board of directors for Hint Inc., a beverage company, since August 2011 and Mutti S.p.A, a food company, since September 2016. Mr. Melloul holds a MPA from the Kennedy School at Harvard University and a Post Graduate Diploma from the London School of Economics and Political Science. We believe Mr. Melloul is qualified to serve on our board of directors due to his significant business, financial and investment experience related to the consumer industry and his experience serving on other public and private company boards.

Jane Morreau has served as a member of our board of directors since August 2021. From 2014 to July 2021, Ms. Morreau served as Executive Vice President and Chief Financial Officer for Brown-Forman Corporation. Prior to becoming Chief Financial Officer, Ms. Morreau served multiple positions at Brown-Forman Corporation, including Senior Vice President, Chief Production Officer and Head of Information Technology from 2013 to 2014, and Senior Vice President of Accounting and Director of Finance, Accounting and Technology from 2008 to 2013, where she directed the financial management of the company’s sales, marketing, production, and technology functions. Before joining Brown-Forman Corporation in 1991, Ms. Morreau worked at Kentucky Fried Chicken Corporation (now known as Yum! Brands) from 1980 to 1991. Ms. Morreau holds a BS in Commerce with an emphasis in accounting and an MBA from the University of Louisville. Ms. Morreau is a Certified Public Accountant. We believe Ms. Morreau’s extensive leadership experience as well as her particular knowledge and experience in finance and accounting makes her qualified to serve on our board of directors.

Kenneth Sadowsky has served as a member of our board of directors since 2006. Mr. Sadowsky has served as US Beverages Advisor for Verlinvest since 2009 and as the Executive Director of the Northeast Independent Distributors Association, a group of independent beverage distributors in the Northeast United States, since 2008. Mr. Sadowsky has served on the boards of directors of Lifeaid Beverage and Hint. Inc., both health beverage companies, since December 2019 and May 2008, respectively. and previously served on the board of directors of Energy Brands Inc. (d/b/a Glacéau), a beverage company and the makers of vitaminwater, smartwater and fruitwater, from 2000 to 2006. Mr. Sadowsky holds a BA from Tulane University. We believe Mr. Sadowsky’s decades of experience advising beverage companies on sales, distribution and operational strategies makes him qualified to serve on our board of directors.

John Zupo has served as a member of our board of directors since January 2020, and has been employed by the Company in various roles to advise on strategy since 2018. Since 2019, Mr. Zupo has served as the co-founder and Chief Executive Officer of SABX, Inc., a business technology provider, and has served on its board of directors since July 2020. Prior to his time at SABX, Inc., Mr. Zupo served as President of BlueTriton Brands, Inc., formerly known as Nestle Waters North America, Inc., a beverage distributor, from 2013 to 2018. Mr. Zupo holds a BA and MBA from Westminster College. We believe Mr. Zupo’s experience advising the Company on strategy and his extensive knowledge of the consumer packaged goods industry makes him qualified to serve on our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition and Election of Directors

Our business and affairs are managed under the direction of our board of directors, which will consist of              members upon consummation of this offering. Our amended and restated certificate of incorporation will provide that the number of our directors on our board of directors shall be fixed exclusively by resolution adopted by our board of directors (provided that such number shall not be less than the aggregate number of directors that the parties to the Investor Rights Agreement are entitled to designate from time to time).

Pursuant to the terms of the Investor Rights Agreement,              will be entitled to nominate (a)            directors for election to our board of directors for so long as it holds     % or more of our outstanding common stock, (b)            directors for election to our board of directors for so long as it holds     % or more of outstanding common stock, and (c)            directors for election to our board of directors for so long as it holds     % or more of our outstanding common stock.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities, effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In accordance with our amended and restated certificate of incorporation that will go into effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be and their terms will expire at the third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation that will go into effect immediately prior to the consummation of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Pursuant to the terms of the Investor Rights Agreement, directors nominated by      may be removed with our without cause by the affirmative vote of              entitled to nominate such director. In all other cases, our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director and, based on the information provided by each director concerning his or her background, employment and

affiliations, our board of directors has determined that                  qualify as independent directors in accordance with the Nasdaq Stock Market rules. Under the Nasdaq Stock Market rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. Our board of directors has made a subjective determination as to each independent director that no relationships exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Role of the Board of Directors in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations, or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and the Nasdaq Stock Market, which we will post on our website at www.allmarketinc.com substantially concurrently with the consummation of this offering. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our common stock.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee’s responsibilities include:

•	appointing, approving the fees of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	meeting independently with our internal auditing staff, if any, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by the SEC rules.

Upon the consummation of this offering, our audit committee will consist of              ,             , and             , with              serving as chair. Our board of directors has determined that all members are independent under the Nasdaq Stock Market rules and Rule 10A-3 of the Exchange Act. Our board of directors has determined that              is an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental consolidated financial statements, in accordance with applicable requirements.

Compensation Committee

Our compensation committee oversees policies relating to the compensation and benefits of our officers and employees. Among other matters, the compensation committee’s responsibilities include:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of each Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the Board regarding the compensation of each Chief Executive Officer;

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•	making recommendations to our board of directors regarding the compensation of our directors;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

Our compensation committee consists of             ,             , and              , with              serving as chair. Our board of directors has affirmatively determined that             ,              and              each meet the definition of “independent director” under the Nasdaq Stock Market rules, including the heightened independence standards for members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Among other matters, our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

•

developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to our corporate governance guidelines from time to time; and

•	overseeing a periodic evaluation of our board of directors.

Our nominating and corporate governance committee consists of              ,             , and             , with              serving as chair. Our board of directors has affirmatively determined that              and              each meet the definition of “independent director” under the Nasdaq Stock Market rules.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Board of Directors Diversity

Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

•	professional and academic experience relevant to our industry;

•	experience as a board member of another publicly-held company;

•	strength of leadership skills;

•	experience in finance and accounting and/or executive compensation practices;

•	ability to devote the time required for preparation, participation, and attendance at board of directors meetings and committee meetings, if applicable;

•	background, gender, age, and ethnicity;

•	conflicts of interest; and

•	ability to make mature business judgments.

Our board of directors will evaluate each individual in the context of the board of directors as a whole, with the objective of ensuring that the board of directors, as a whole, has the necessary tools to perform its oversight function effectively in light of our business and structure.

Code of Ethics and Code of Conduct

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to all of our directors, officers, and employees, including those officers responsible for financial reporting. The full text of our code of business conduct and ethics will be posted on our website at www.allmarketinc.com. Any substantive amendment to, or waiver of, a provision of the code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be disclosed on our website. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our common stock.

Director Compensation

At the time of the filing of the registration statement of which this prospectus forms a part, we are in the process of determining the philosophy and design of our director compensation plans and programs going forward. We will include the relevant disclosure relating to the go-forward compensation of our directors in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In fiscal year 2020, our “named executive officers” and their positions were as follows:

•	Michael Kirban, Chief Executive Officer and Director;

•	Martin Roper, President; and

•	Jonathan Burth, Chief Operating Officer.

Effective as of January 1, 2021, Mr. Roper was appointed to serve as our Co-Chief Executive Officer and also joined our Board of Directors.

Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total
Michael Kirban Chief Executive Officer and Director	2020	470,917	0	755,200	8,550	1,234,667

Martin Roper President	2020	356,250	0	462,991	8,550	827,791

Jonathan Burth Chief Operating Officer	2020	321,066	1,036,007	258,000	8,550	1,623,623

(1)

Amounts reflect the full grant-date fair value of stock options granted during fiscal year 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. For additional information regarding the assumptions used to calculate the value of all option awards, please see Note 15 to our audited consolidated financial statements appearing elsewhere in this prospectus.

(2)

Amounts reflect annual cash performance-based bonuses earned during the year ended December 31, 2020. For additional information regarding the annual cash performance-based bonuses, please see the section titled “Fiscal 2020 Bonuses” below.

(3)	Amounts reflect the matching contributions under the Company’s 401(k) plan.

Elements of Our Executive Compensation Program

For the year ended December 31, 2020, the compensation for our named executive officers generally consisted of a base salary, cash bonuses and equity awards. These elements (and the amounts of compensation and benefits under each element) were selected because we believe they are necessary to help us attract and retain executive talent which is fundamental to our success.

Below is a more detailed summary of the current executive compensation program as it relates to our named executive officers.

Base Salaries

Our named executive officers receive a base salary to compensate them for the services they provide to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Mr. Kirban and Mr. Burth’s base salary for fiscal year 2020 was $472,000 and $322,500, respectively. Mr. Roper’s base salary for fiscal year 2020 was initially $325,000 and, effective retroactively as of May 18, 2020, was increased to $375,000. The actual salaries paid to each named executive officer for fiscal year 2020 are set forth in the “Summary Compensation Table” above in the column titled “Salary.”

Bonus Compensation

Fiscal 2020 Bonus

Mr. Kirban, Mr. Roper and Mr. Burth are eligible to earn an annual performance-based bonus in respect of the fiscal year 2020 equal to 80%, 65%, and 35% of his annual base salary, respectively, and an additional stretch bonus equal to an additional 80%, 65% and 35% of his annual base salary, respectively, both based on the Company’s achievement of performance goals. Mr. Burth also had an additional bonus opportunity of 10% of his salary tied to the completion of targeted supply chain related cost and efficiency measures that would improve costs in 2021. The Company performance goals were fifty percent based on Net Revenue growth and fifty percent based on Adjusted EBITDA. The actual bonuses paid to each named executive officer for fiscal year 2020 are set forth in the “Summary Compensation Table” above in the column titled “Non-Equity Incentive Plan Compensation.”

Two-Year Leadership Team Bonus Incentive

Certain of our executives, including Mr. Burth but excluding Mr. Kirban and Mr. Roper, are eligible to participate in the Two-Year Leadership Team Bonus incentive pursuant to their respective employment agreements, which are paid out based on the achievement of certain 2021 Net Revenue and Adjusted EBITDA and other performance metrics. For more details about the Two-Year Leadership Team Bonus Incentive, please see the descriptions set forth in the “Executive Compensation Arrangement” section below.

CEO Special Incentive Bonus

Mr. Kirban is eligible to earn a special incentive bonus in the event of an Approved Event of Liquidity of the Company. If an Approved Event of Liquidity is in the form of an Approved Sale or Recapitalization, Mr. Kirban will receive a percentage ranging from 0.5% to 1% of the total consideration to be paid by the buyer, depending on the size of such consideration, including any amounts paid into escrow, and with any amounts paid in consideration other than cash to be valued at their fair market value as reasonably determined by the Board. If an Approved Event of Liquidity is in the form of an Initial Public Offering, Mr. Kirban will receive a percentage ranging from 0.5% to 1% of the total cash consideration received through the sale of the Company’s securities pursuant to the Initial Public Offering, as of the one-month anniversary of the date of the Initial Public Offering, depending on the valuation of the Company as reasonably determined by the Board immediately prior to the Initial Public Offering.

For purposes of this special incentive bonus, an “Approved Event of Liquidity” means either an Initial Public Offering, an Approved Sale or a Recapitalization. “Initial Public Offering” means the Company’s initial registration of its equity securities listed on a nationally recognized exchange which is made pursuant to an effective registration statement under the Securities Act. “Approved Sale” means the transfer of all of the capital stock or all or substantially all of the assets of the Company, whether by sale, merger, or otherwise, to an unaffiliated bona fide third-party purchaser in a single transaction or a series of related transactions. “Recapitalization” means any merger, reorganization, consolidation, refinancing, spin-off, splitoff, recapitalization, or other transaction involving the Company, or any lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company in one or a series of related transactions.

Equity Compensation

Stock Plan and Option Grants

We maintain the All Market Inc. 2014 Stock Option and Restricted Stock Plan, or the 2014 Plan, in order to advance the interests of the Company by providing to key employees, directors, consultants and advisors of the Company grants of restricted stock and stock options. A total of 8,472 shares subject to stock options and 0 shares subject to restricted stock awards granted under the 2014 Plan were outstanding as of December 31, 2020. For more details about the 2014 Plan, please see the descriptions set forth in the “—Equity Plans” section below.

We have historically granted stock options to our executives pursuant to the 2014 Plan. Our stock options generally vest over four years, subject to continued service (50% on or after the twenty-fourth month anniversary of the grant date and the remaining 50% on and after the forty-eighth month anniversary of the grant date). In some instances, the time vesting period may be shorter. Performance vesting criteria are also required for some grants to senior management. The stock options are further described in the Outstanding Equity Awards at Fiscal Year-End Table and related footnotes below.

The following equity awards currently are held by our named executive officers. Mr. Kirban holds 1,350 options (including those described below and in the table), of which 1,200 are currently vested. Mr. Roper holds 1,424 options (including those described below and in the table), all of which are currently not vested. Mr. Burth holds 1,167 options (including those described below and in the table), of which 391 are currently vested. In December 2019, the Board of Directors approved a one-time repricing of outstanding stock options, which included those held by our named executive officers, pursuant to which stock options were modified and re-issued. In addition, the Company extended the expiration date of the modified stock options with the contractual term being ten years from the date of the modification, while all other modified option terms remained the same.

In fiscal year 2020, we granted stock options to certain of our named executive officers pursuant to the 2014 Plan. On February 10, 2020, Mr. Burth was granted 450 options to purchase shares, which vest pursuant to the general time-vesting schedule described above. On February 10, 2020, Mr. Burth was also granted 150 options to purchase shares, which vest if certain performance conditions for each tranche of the options are met by the target dates for those performance conditions and expire relative to each tranche if the performance conditions for such tranche are not met at the final target date for such tranche.

On January 11, 2021, Mr. Burth was granted an additional 100 options to purchase shares, which vest pursuant to the general time-vesting schedule described above, and/or if the Company achieves certain EBITDA and net revenue goals in 2021. On January 11, 2021, Mr. Kirban and Mr. Roper were each eligible to receive up to a total of 150 options to purchase shares if the Company achieves certain EBITDA and net revenue goals in 2021. If the performance measures are met, such options will vest pursuant the general time-vesting schedule described above.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Eligible employees defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we provide matching contributions in the 401(k) plan up to a specified percentage of the employee’s contributions.

We do not maintain any defined benefit pension plans or deferred compensation plans for our named executive officers.

Employee Benefits and Perquisites

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, which include medical, dental and vision benefits.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2020.

		Option awards
Name	Grant Date	Equity Incentive Plan Awards: Number of Shares Underlying Unexercised Options That Have Not Vested (#)		Equity Incentive Plan Awards: Number of Shares Underlying Unexercised Options That Have Vested (#)		Option Exercise Price ($)	Option Expiration Date
Michael Kirban	12/16/2019			1,200	(1)	$4,631	12/16/2029
Martin Roper	09/19/2019	1,274	(2)			$4,631	09/19/2029
Jonathan Burth	02/01/2013			52	(3)	$2,920	02/01/2023
	12/16/2019	76		339	(4)	$4,631	12/16/2029
	02/10/2020	450	(5)			$4,631	02/10/2030
	02/10/2020	150	(6)			$4,631	02/10/2030

(1)

The options vested in three equal tranches on each of July 15, 2015, July 15, 2016, and July 15, 2017. These vesting dates precede the grant date, because these options were modified and re-issued in connection with the one-time stock option repricing in December 2019, which is described under “Equity Compensation—Stock Plan and Option Grants” above.

(2)

The options vest upon certain events, including an IPO and if the equity value of the Company (defined as enterprise value less net debt) is equal to or greater than $1 billion USD at the time of the IPO.

(3)	The option to purchase 17 shares of the Company’s stock vested on February 1, 2015, and the remaining option to purchase 35 shares of the Company’s stock vested on February 1, 2016.
(4)

The options generally vest in two equal tranches, the first tranche at various times between October 2016 and August 2020, and the second tranche two years after the first tranche vested. Some vesting dates precede the grant date, because these options were modified and re-issued in connection with the one-time stock option repricing in December 2019, which is described under “Equity Compensation—Stock Plan and Option Grants” above.

(5)

The options vest over four years (50% on or after the twenty-fourth month anniversary of the grant date and the remaining 50% on and after the forty-eighth month anniversary of the grant date), subject to the named executive officer’s continued service through the applicable vesting date.

(6)

The options vest if certain performance conditions for each tranche of the options are met by the target dates for those performance conditions and expire relative to each tranche if the performance conditions for such tranche are not met at the final target date for such tranche.

Executive Compensation Arrangements

Below are written descriptions of our employment arrangements with each of our named executive officers.

Michael Kirban

On July 14, 2014, we entered into an employment agreement with Mr. Kirban, providing for his employment as our Chief Executive Officer and co-founder, which was subsequently amended on March 1, 2019, and again on February 3, 2020, or the CEO Agreement. His employment period is through April 30, 2024.

Pursuant to the CEO Agreement, Mr. Kirban was entitled to an initial annual base salary of $380,000, which base salary was subsequently increased to $472,000. The CEO Agreement also provides that Mr. Kirban is eligible to receive an annual bonus equal to 80% of his annual base salary, and an additional stretch bonus equal to an additional 80% of his annual base salary, both based on the Company’s achievement of performance goals.

In the event Mr. Kirban terminates his employment for Good Reason, or terminated due to death or disability, conditional on his signing a general release, the Company will pay Mr. Kirban: (a) any accrued but unpaid salary rendered to the date of termination; and (b) an amount equal to one year of salary at the time of such termination, payable over a one-year period beginning thirty days after the date of such termination.

In the event Mr. Kirban is terminated by the Company without Cause, the Company will pay Mr. Kirban any accrued but unpaid salary for services rendered to the date of termination and nothing else (for the sake of clarity, no severance shall be payable to the employee in connection with such termination).

In the event Mr. Kirban is terminated by the Company for Cause or voluntary terminates other than for Good Reason, the Company will pay Mr. Kirban any accrued but unpaid salary for services rendered prior to the date of termination.

For purposes of the CEO Agreement, “Good Reason” means a termination by the employee of his employment with the Company for the following events, provided that (x) the employee provides written notice to the Company specifying in reasonable detail the circumstances claimed to provide the basis for such termination within thirty days following the occurrence, without his consent, of such events, (y) the Company fails to correct the circumstances set forth in his notice of termination within thirty days of receipt of such notice, and (z) the employee actually terminates employment within sixty days following such occurrence: (i) any requirement that the employee relocate to an office that is more than fifty miles from the Company’s current headquarters located in Manhattan, New York; or (ii) any breach by the Company of the Company’s material obligations under the CEO Agreement.

For the purposes of the CEO Agreement, the Company may terminate the employee’s employment (A) upon written notice in the event of any conviction of the employee with respect to any crime constituting a felony or other crime involving moral turpitude, whether or not in the course of the employee’s duties, or (B) for “Cause”; provided that (x) the Company provides written notice to the employee specifying in reasonable detail the circumstances claimed to provide the basis for such termination within twenty days following the occurrence, without the Company’s consent, of an event constituting “Cause”, (y) the employee fails to correct the circumstances set forth in the Company’s notice of termination within forty-five days of receipt of such notice, and (z) the Company actually terminates employment within sixty days following such occurrence. “Cause” means (i) the employee’s knowing and willful failure to comply with any laws, rules or regulations of any federal, state or local authority having jurisdiction over the Company and its business operations; (ii) the employee’s knowing and willful failure to comply with the lawful specific directions of the Board related to the employee’s duties; (iii) the employee’s knowingly and willfully committing any act which constitutes a conflict of interest with the Company, or a breach of fiduciary duty owed by the employee to the Company; provided, however, the Company acknowledges and agrees that in no event shall services the employee may provide to certain other approved organizations, companies and/or businesses be deemed (x) a breach of his fiduciary duties to the Company or its shareholders, (y) a conflict of interest, or (z) a breach of the CEO Agreement; (iv) the employee’s willful or intentional breach of any material provision of the CEO Agreement; or (v) any conviction of the employee with respect to any crime constituting a felony or other crime involving moral turpitude (in each case, excluding a traffic or parking violation, jaywalking, driving while intoxicated or similar offense), which was committed in the course of the employee’s duties.

The Company may not terminate the employee without Cause prior to July 1, 2022. The Company may terminate the employee without Cause after July 1, 2022, by providing sixty days written notice to the employee (provided that such notice may be provided prior to July 1, 2022). From July 1, 2022 through June 30, 2023, any termination without Cause will be determined by a supermajority vote of the Board; and from July 1, 2023 through the remainder of the employment period, any termination without Cause will be determined by a simple majority vote of the Board. For the avoidance of doubt, nothing in the CEO Agreement will limit the Company’s right to terminate the employee for Cause at any time in accordance with the CEO Agreement.

The CEO Agreement provides for a possibility of transitioning the employee to a part-time position at any time, by the employee’s discretion, without such transition being deemed in breach of the CEO Agreement. The CEO Agreement also provides for a possibility of transitioning the employee to a part-time position from and after July 1, 2022, and through June 30, 2023, by a supermajority vote by the Board, and from July 1, 2023, through the remainder of the employment period, by a simple majority vote by the Board; and such a transition will not constitute Good Reason, or an effective termination of the employee’s position without Cause. In the event of the aforementioned transitions, the Board will proportionally adjust the salary and bonus payable to the employee pursuant to the CEO Agreement based on the new level of commitment from the Employee; provided that for the avoidance of doubt, and notwithstanding anything to the CEO Agreement, such adjusted bonus will be determined by the Board, and will be based upon the Company and the employee achieving certain performance goals to be established by the Board. For the avoidance of doubt, the employee, as a member of the Board, may participate in discussion by the Board, but shall be excluded from participating in vote of the Board related to his transition.

The CEO Agreement contains a one year post-termination non-solicitation of customers and employees and non-competition covenants, as well as a perpetual confidentiality covenant.

Martin Roper

On September 18, 2019, or the Commencement Date, entered into an employment agreement with Mr. Roper, providing for his employment as our President, which was subsequently amended on March 19, 2020, and again on December 27, 2020, or the President Agreement. Effective as of January 1, 2021, Mr. Roper was appointed to serve as our Co-Chief Executive Officer.

Pursuant to the President Agreement, Mr. Roper was entitled to an initial annual base salary of $325,000. Effective as of January 1, 2021, his base salary will be $425,000 per year, and effective as of January 1, 2022, it will automatically increase to $460,000 per year. The President Agreement also provides that Mr. Roper was eligible to receive annual performance-based bonus equal to 65% of his annual base salary, and an additional stretch bonus equal to an additional 65% of his annual base salary, both based on the Company’s achievement of performance goals. Effective as of January 1, 2022, the annual performance-based bonus and the additional stretch bonus was each increased to 75%, respectively.

Pursuant to the President Agreement, Mr. Roper was eligible to acquire 3,822 shares of the Company’s common stock, which are subject to certain rights and restrictions (including a call right that will fully expire upon an IPO provided the employee is then still employed on such dates). In connection with the purchase of these shares, in September 2019, Mr. Roper entered into a secured promissory note in the amount of $17.7 million at an interest rate equal to the U.S. mid-term Applicable Federal Rate in effect as of the signing date, or 1.78%, compounded annually. The loan is secured by a pledge of these shares and has the following terms: (i) a five year term, (ii) accrued interest, compounded annually, for the five-year term, (iii) interest at the “applicable federal rate” pursuant to Section 1274 of the Internal Revenue Code, and (iv) recourse to Mr. Roper with respect to 50% of the amount of the loan on the purchase date and penalties and 100% on the costs of collection and accrued interest thereon. In May 2020, the secured promissory note was amended, extending the term of the loan to the fifth anniversary from the effective date of the amendment, and amending the interest rate on the loan to 0.58%. This loan will be repaid at the earlier of the contractually stated term of five years from the date of the amendment or prior to the filing of a registration statement in connection with an initial public offering.

Mr. Roper was also eligible to receive a stock option reflecting the option to purchase 1% of the Company at current fair market value price per share, which will become exercisable upon the following two conditions: (a) if the Company goes public via an IPO or gets fully acquired via a merger, sale of assets, sale of stock or otherwise, whereby one hundred percent of the equity or assets of the Company is purchased by a third-party, or, in the alternative, a lesser percentage of such equity of assets of the Company is first acquired together simultaneously with obtaining the exclusive right to purchase the remainder of the Company’s then outstanding equity or assets at a later date; and (b) if the equity value of the Company (defined as enterprise value less net debt) is equal to or greater than $1 billion USD at the time of the IPO or upon the closing of any such acquisition as specifically detailed above, or the total market capitalization of the Company (defined as total Company shares outstanding multiplied by trading price) is equal to or greater than $1 billion USD for a period of at least ninety consecutive trading days post-IPO. His equity awards are further described in detail in the “Equity Compensation—Stock Plan and Option Grants” above.

In the event Mr. Roper terminates his employment for Good Reason or by the Company without Cause, conditional on his signing a general release, the Company will pay Mr. Roper: (i) any accrued but unpaid salary rendered to the date of termination; (ii) a severance payment amount equal to the employee’s salary and target bonus at the time of such termination, payable in substantially equal installments over a one-year period beginning thirty days after the date of such termination; and (iii) in addition to the severance payment described above, a rent compensation amount equal to any employee obligations for non-cancelable New York apartment and furniture lease payments, not to exceed $65,000.

In the event Mr. Roper is terminated due to death or for disability, the Company will pay Mr. Roper any accrued but unpaid salary and earned bonus for a prior completed year for services rendered to the date of termination.

In the event Mr. Roper is terminated by the Company for Cause or voluntary terminates other than for Good Reason, the Company will pay Mr. Roper any accrued but unpaid salary and earned bonus for a prior completed year for services rendered prior to the date of termination and nothing else.

For the purposes of the President Agreement, “Good Reason” means a termination by the employee of his employment with the Company following one or more of the following occurrences (without the employee’s express written consent): (i) any breach by the Company of the Company’s material obligations under the President Agreement or any other material written agreements between the employee and the Company, including but not limited to a change in the employee’s roles to lesser roles than specified in the President Agreement, a reduction or material adverse change in the employee’s responsibilities, authorities, duties or direct reports (all direct reports of the prior Chief Executive Officer), (ii) a termination by the employee due to conflicts created by the Company’s entrance into business areas in unresolvable conflict with the employee’s non -compete obligations with The Boston Beer Company, (iii) any relocation of the employee’s principal place of employment (without the employee’s written consent to an office or location more than fifty miles from the location the Employee is assigned as of the date of the second amendment to the President Agreement or (iv) the failure to appoint the employee as sole Chief Executive Officer of the Company (if not then already serving as sole Chief Executive Officer) upon or immediately prior to the occurrence of an IPO of any class of the Company’s securities; provided that (x) the employee provides written notice to the Company specifying in reasonable detail the circumstances claimed to provide the basis for such termination within forty-five days following the date the employee first becomes aware of the occurrence (or reasonably should have been aware of such occurrence), without the employee’s written consent, of such events, (y) the Company fails to correct the circumstances set forth in the employee’s notice of termination within thirty days of receipt of such notice, or the President Cure Period, and (z) the employee actually terminates employment within sixty days following the end of the President Cure Period.

For the purposes of the President Agreement, the Company may terminate the employee’s employment (A) upon written notice in the event of any indictment (or charge) of the employee or his entering of a plea of nolo contendere with respect to any crime constituting a felony or with any other crime involving moral turpitude (in each case, excluding a traffic or parking violation, jaywalking, driving while intoxicated or similar offense), whether or not in the course of the employee’s duties, or (B) for “Cause”; provided that (x) the Company provides written notice to the employee specifying in reasonable detail the circumstances claimed to provide the basis for such termination within twenty days following the occurrence (or, if later, within twenty days following the date the Company first becomes aware), without Company’s consent, of an event constituting “Cause”, (y) the employee fails to correct the circumstances set forth in the Company’s notice of termination within forty-five days of receipt of such notice, and (z) the Company actually terminates the employee’s employment within sixty days following such occurrence. “Cause” means (i) the employee’s failure to comply with any applicable laws, rules or regulations of any federal, state or local authority having jurisdiction over the Company and its business operations; (ii) the employee’s failure to comply with the lawful specific directions of the CEO and/or the Board related to the Employee’s duties (provided if the employee receives contrary lawful directives, the Board’s lawful directive shall control); (iii) the employee’s committing any willful act which constitutes a conflict of interest with the Company, or any act which constitutes a breach of fiduciary duty owed by the employee to the Company; provided, however, the Company acknowledges and agrees that in no event shall services the employee may provide to certain other approved organizations, companies and/or businesses limited to an aggregate of a maximum of fifteen days per calendar year be deemed (x) a breach of his fiduciary duties to the Company or its shareholders, (y) a conflict of interest, or (z) a breach of the President Agreement; (iv) the employee’s willful breach of any material provision of the President Agreement; or (v) the employee’s conviction, or entering of a plea of no lo contendere, to a felony or other crime involving moral turpitude.

The President Agreement contains a one year post-termination non-solicitation of customers and employees and a six month post-termination (or, if longer, the period of months, not in excess of twelve months, determined by dividing the aggregate severance (if any) payable to the employee by one-twelfth of the sum of the employee’s annual salary and bonus, if such quotient exceeds six) non-competition covenants, as well as a perpetual confidentiality covenant.

Jonathan Burth

On February 10, 2020, we entered into an employment agreement with Mr. Jonathan Burth, providing for his employment as our Chief Operating Officer, or the COO Agreement.

Pursuant to the COO Agreement, Mr. Burth is entitled to an annual base salary of $322,500, which will be automatically adjusted on January 1, 2021, and January 1, 2022, to $337,500 and $352,500, respectively, provided he continues to be employed in good standing. The COO Agreement also provides that Mr. Burth is eligible to receive an annual bonus of up to a 35% of his then applicable salary, and an additional stretch bonus equal to 35% of his then applicable salary, based upon the Company’s achievement of its annual performance goals. Mr. Burth also had an additional bonus opportunity of 10% of his salary tied to the completion of targeted supply chain related cost and efficiency measures that would improve costs in 2021.

Mr. Burth is also eligible to participate in the Two-Year Leadership Team Bonus incentive, of which payout and conditions are based on the Company’s 2021 net revenue, adjusted EBITDA and certain other performance metrics (including the Company’s branded net revenue CAGR for the 2021 year over the 2019 year being equal or greater than 6.3%), and which rewards Company performance through the 2021 year. Mr. Burth’s potential Two-Year Leadership Team Bonus incentive bonus amount ranges from $300,000 to $750,000, depending on the size of the Company’s branded net revenue CAGR for the 2021 year over the 2019 year. Such bonus will be paid in 2022 as part of the normal year-end review cycle if performance merits.

Pursuant to the COO Agreement, Mr. Burth received stock options described in the “Equity Compensation—Stock Plan and Option Grants” above.

In the event Mr. Burth is terminated for Good Reason or by the Company without Cause, conditional on his signing a general release, the Company will pay Mr. Burth: (i) any accrued but unpaid salary plus, any earned bonus for a prior completed year for services rendered prior to the date of termination (including but not limited to those amounts that are due during the applicable period of notice); (ii) a severance payment amount equal to six months of his salary and prorated target bonus at the time of such termination, payable in substantially equal installments over a six month period beginning thirty days after the date of such termination; (iii) an additional severance payment if Mr. Burth has six full years of service with the Company, reflecting an addition month of salary for each full year of service in excess of six years, capped at a maximum of six additional months of salary for twelve or more full years of service, payable in ongoing monthly installments of a month’s salary after the six month period in the preceding (ii) finishes until the additional severance payment is complete; and (iv) if the Company terminates his employment without Cause, and the effective date of the cessation of employment is more than four months into the financial year, then provided that Mr. Burth has met all requests for transition support including agreeing to the termination employment date requested by the Company, then the Company will pay out a bonus for a partial year calculated based on the salary paid for those months of service that year, such payout being made within two months of the performance and bonus determination for other similar executives at the end of that year.

In the event Mr. Burth is terminated due to death or for disability, the Company will pay Mr. Burth any accrued but unpaid salary plus any earned bonus for a prior completed year for services rendered prior to the date of termination.

In the event Mr. Burth is terminated by the Company for Cause or voluntary terminates other than for Good Reason, the Company will pay Mr. Burth any accrued but unpaid salary plus any earned bonus for a prior completed year for services rendered prior to the date of termination and nothing else.

For purposes of the COO Agreement, “Good Reason” means a termination by the employee of his employment with the Company following any breach by the Company of the Company’s material obligations under the COO Agreement or any other material written agreements between the employee and the Company, or any decrease in salary or material decrease in annual bonus opportunity, provided that (x) Mr. Burth provides written notice to the Company specifying in reasonable detail the circumstances claimed to provide the basis for such termination within forty-five days following the date he first becomes aware of the occurrence (or reasonably should have been aware of such occurrence), without his written consent, of such events, (y) the Company fails to correct the circumstances set forth in his notice of termination within thirty days of receipt of such notice, or the COO Cure Period, and (z) Mr. Burth actually terminates employment within sixty days following the end of the COO Cure Period.

For the purposes of the COO Agreement, the Company may terminate the employee’s employment (A) upon written notice in the event of any indictment (or charge) of the employee or his entering of a plea of nolo contendere with respect to any crime constituting a felony or with any other crime involving moral turpitude (in each case, excluding a traffic or parking violation, jaywalking, driving while intoxicated or similar offense), whether or not in the course of the employee’s duties, or (B) for “Cause”; provided that (x) the Company provides written notice to the employee specifying in reasonable detail the circumstances claimed to provide the basis for such termination within twenty days following the occurrence (or, if later, within twenty days following the date the Company first becomes aware), without Company’s consent, of an event constituting “Cause”, (y) the employee fails to correct the circumstances set forth in the Company’s notice of termination within forty-five days of receipt of such notice, and (z) the Company actually terminates the employee’s employment within sixty days following such occurrence. “Cause” means (i) the employee’s failure to comply with any applicable laws, rules or regulations of any federal, state or local authority having jurisdiction over the Company and its business operations; (ii) the employee’s failure to comply with the lawful specific directions of the CEO, the President and/or the Board related to the Employee’s duties (provided if the employee receives contrary lawful directives, the Board’s lawful directive shall control); (iii) the employee’s committing any willful act which constitutes a conflict of interest with the Company, or any act which constitutes a breach of fiduciary duty owed by the employee to the Company; (iv) the employee’s willful breach of any material provision of the COO Agreement; or (v) the employee’s conviction, or entering of a plea of no lo contendere, to a felony or other crime involving moral turpitude.

The COO Agreement contains a one year post-termination non-solicitation of customers and employees and non-competition covenants, as well as a perpetual confidentiality covenant.

Director Compensation

The only compensation paid to non-employee directors in fiscal year 2020 are grants of stock options. On January 2, 2020, we granted John Leahy 60 stock options and Kenneth Sadowsky 60 stock options pursuant to the 2014 Plan.

Name	Option Awards ($)(1)(2)
John Leahy	90,920
Kenneth Sadowsky	90,920

(1)

Amounts reflect the full grant-date fair value of stock options granted during fiscal year 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. For additional information regarding the assumptions used to calculate the value of all option awards, please see Note 15 to our audited consolidated financial statements appearing elsewhere in this prospectus.

(2)

Both Mr. Leahy and Mr. Sadowsky’s stock options vest as follows so long as each remains a director of the Company’s board: one-third of the total stock option will become exercisable on and after twelve month anniversary of the date of grant, an additional one-third of the total stock option will become exercisable on and after the twenty-four month anniversary of the date of grant; and an additional one-third of the total stock option will become exercisable on and after the thirty-six month anniversary of the date of grant.

In connection with this offering, we expect to adopt a director compensation program, under which we may grant cash retainers and equity incentive awards to each of our non-employee directors for his or her services on our board of directors.

Equity Plans

2014 Plan

We currently maintain the 2014 Plan, as described above. The 2014 Plan allowed for a maximum of 8% of the sum of (i) the total then outstanding shares of common stock of the Company and (ii) all available stock options (i.e., granted and outstanding stock options and stock options not yet granted) to be delivered in satisfaction of equity awards under the 2014 Plan and any other incentive plans of the Company.

The compensation committee designated by the board of directors is the plan administrator of the 2014 Plan. If no compensation committee is designated, the board of directors is deemed the plan administrator. The plan administrator has discretionary authority, subject to the 2014 Plan, to interpret the 2014 Plan, determine eligibility for and grant awards, determine, modify or waive the terms and conditions of any award, prescribe forms, rules and procedures, and otherwise do all things necessary to carry out the purposes of the 2014 Plan.

The plan administrator also has the ability to select participants from among those key employees and directors of, and consultants and advisors to, the Company or its affiliates who, in the opinion of the plan administrator, are in a position to make a significant contribution to the success of the Company and its affiliates. Awards under the 2014 plan maybe be either or both (i) stock options or (ii) restricted stock. The plan administrator will determine the terms of all awards, subject to certain limitations provided in the 2014 Plan.

In the event of certain covered transactions, as defined in the 2014 Plan, in which there is an acquiring or surviving entity, the plan administrator may provide for the assumption of some or all outstanding awards, or for the grant of new awards in substitution therefor, by the acquiror or survivor or an affiliate of the acquiror or survivor, in each case on such terms and subject to such conditions as the plan administrator determines. In addition to, or in lieu of the foregoing, with respect to outstanding stock options, the plan administrator may, upon written notice to the affected optionees, terminate one or more stock options in exchange for a cash payment equal to the excess of the fair market value (as determined by the board in its sole discretion) of the shares subject to such stock options (to the extent then exercisable or to be exercisable as a result of the covered transaction) over the exercise price thereof. In the absence of such an assumption or substitution, or if there is no such termination, each stock option will become fully exercisable prior to the covered transaction (on a basis that gives the holder of such stock option a reasonable opportunity, as determined by the plan administrator, to exercise and participate as a shareholder in the covered transaction) and will terminate upon consummation of the covered transaction. In the case of restricted stock, the plan administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such stock in connection with the covered transaction be placed in escrow or otherwise made subject to such restrictions as the plan administrator deems appropriate to carry out the intent of the 2014 Plan.

The plan administrator may at any time or times amend, and may at any time terminate, the 2014 Plan or any outstanding award for any purpose which may at the time be permitted by law; provided, that the plan administrator may not, without the participant’s consent, alter the terms of an award so as to affect adversely the participant’s rights under the award, unless the plan administrator expressly reserved the right to do so at the time of the award.

On and after the closing of this offering and following the effectiveness of the 2021 Plan, no further grants will be made under the 2014 Plan.

2021 Incentive Award Plan

In connection with the offering, we intend to adopt the 2021 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers. The material terms of the 2021 Plan and any awards to be granted thereunder will be summarized in a subsequent amendment to the registration statement of which this prospectus is a part.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2018 and any currently proposed transactions to which we were or are expected to be a participant in which (i) the amount involved exceeded or will exceed $120,000, and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the sections titled “Executive and Director Compensation.”

Share Repurchase

In January 2021, we entered into a Stock Purchase Agreement with RW VC S.a.r.l, a holder of more than 5% of our outstanding capital stock, pursuant to which we repurchased 11,411 shares of our common stock at a purchase price of $4,382 per share, or an aggregate purchase price of approximately $50 million.

Distribution Agreement

On October 1, 2019, our subsidiary, All Market Singapore PTE Ltd., entered into a distribution agreement, or the Distribution Agreement, with Reignwood Investment (China) Co., Ltd., or Reignwood China, an entity affiliated with RW VC S.a.r.l, providing for the exclusive distribution of coconut water-based products by Reignwood China in mainland China. Pursuant to the terms of the Distribution Agreement, Reignwood China is obligated to purchase the products at an agreed upon price and in minimum volumes based on product type. The amount of revenue recognized related to the Distribution Agreement was $7.2 million and $5.3 million for the years ended December 31, 2019 and 2020, respectively.

The current term of the Distribution Agreement continues to December 31, 2021, and thereafter may be renewed and extended for successive one year terms upon the mutual agreement of each party.

See Note 20 to our audited consolidated financial statements appearing elsewhere in this prospectus.

Pre-IPO Shareholders Agreement

We are party to a Third Amended and Restated Shareholders Agreement, dated as of January 15, 2021, or the Pre-IPO Shareholders Agreement, among us and certain of our stockholders, including our Founders, Verlinvest Beverages SA, or Verlinvest, and RW VC S.a.r.l,, and certain of our other executive officers and directors, providing for, among others, rights of first refusal, drag-along rights, rights to distribution and rights to nominate directors for election to our board of directors. However, in connection with the closing of this offering, the Pre-IPO Shareholders Agreement will effectively be replaced by a registration rights agreement, or the Registration Rights Agreement, and a separate investor rights agreement, or the Investor Rights Agreement, each as described in more detail below.

Registration Rights Agreement

In connection with this offering, we expect to enter into the Registration Rights Agreement with Verlinvest, RW VC S.a.r.l, and certain of our other stockholders, pursuant to which such investors will have certain demand rights, short-form registration rights and piggyback registration rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us. The Registration Rights Agreement will not provide for any maximum cash penalties or any penalties connected with delays in registering our common stock.

Investor Rights Agreement

In connection with this offering, we intend to enter into an Investor Rights Agreement pursuant to which certain of our stockholders will have the right to nominate directors for election to our board of directors for so long as such stockholder beneficially owns a specified percentage of our outstanding capital stock. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.

Loan to Officer

In September 2019, we entered into a secured promissory note with Martin Roper, our current Co-Chief Executive Officer, in the amount of $17.7 million at an interest rate equal to the U.S. mid-term Applicable Federal Rate in effect as of the signing date, or 1.78%, compounded annually, in connection with the purchase of 3,822 shares of our common stock, or the Roper Purchased Shares. The loan is secured by a pledge of the Roper Purchased Shares. In May 2020, we entered into an amendment to the secured promissory note, extending the term of the loan to the fifth anniversary from the effective date of the amendment, and amending the interest rate on the loan to 0.58%. The loan outstanding will be repaid at the earlier of the contractually stated term of five years from the date of the amendment or prior to the filing of a registration statement in connection with an initial public offering.

Indemnification Agreements

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law. See “Description of Capital Stock—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Our board of directors intends to adopt a written related person transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock (i) as of                 , 2021 and (ii) immediately following this offering, as adjusted to reflect the sale of common stock offered by us in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person or entity know by us to own beneficially more than 5% of our common stock; and

•	each selling stockholder, as indicated by the stockholder shown as having shares listed in the column “Number of Shares Being Offered” below.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares beneficially owned by them, subject to any applicable community property laws.

We have based percentage ownership of our common stock before this offering on             shares of our common stock outstanding as of             , 2021.

In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or would become exercisable or would vest based on service-based vesting conditions within 60 days of             , 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. The table below excludes any purchases that may be made in this offering. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o 250 Park Avenue South, Floor 7, New York, New York 10003.

	Shares Beneficially Owned Before this Offering		% Total Voting Power Before this Offering	Number of Shares Being Offered	Shares Beneficially Owned After this Offering		% Total Voting Power After this Offering
Name of Beneficial Owner	Shares	%			Shares	%
5% Stockholders:
Entities affiliated with Verlinvest Beverages SA(1)
Entities affiliated with RW VC S.a.r.l.(2)
Named Executive Officers and Directors:
Martin Roper(3)
Michael Kirban(4)
Jonathan Burth(5)
Eric Melloul(6)
Jane Morreau(7)
Ira Liran(8)
John Leahy(9)
John Zupo(10)
Kenneth Sadowsky(11)
All Executive Officers and Directors as a Group (12 individuals):
Selling stockholders:

*	Denotes less than one percent (1.0%) of beneficial ownership.
(1)

Axelle Henry, Bernard Hours, and Tangula Srl, a Belgian limited company permanently represented by Eric Melloul, are the members of the board of directors of Verlinvest Beverages SA, and share the voting and dispositive powers of our shares of common stock. The business address for Verlinvest Beverages SA is Place Eugène Flagey 18, 1050 Brussels, Belgium.

(2)

RW VC S.a.r.l. is controlled by its sole shareholder Reignwood Europe Holdings S.a.r.l., a limited company organized and existing under the Luxembourger law. Yi-Chun Lai and Frank Walenta are managers of Reignwood Europe Holdings S.a.r.l., and as a result they may be deemed to have voting and dispositive power over the shares held by RW VC S.a.r.l. The business address of both of the entities is 11 Avenue de la Porte-Neuve, 2227, Luxembourg.

(3)	Consists of (i) shares of our common stock and (ii) shares of our common stock subject to options that are exercisable within 60 days of , 2021.
(4)

Consists of (i)              shares of our common stock beneficially owned by Michael Kirban and members of his immediate family through the Michael Kirban 2010 Trust strong, reliable and efficient. and (ii)              shares of our common stock subject to options that are exercisable within 60 days of             , 2021.

(5)	Consists of (i) shares of our common stock and (ii) shares of our common stock subject to options that are exercisable within 60 days of , 2021.
(6)

Consists of the shares of our common stock held of record by Verlinvest Beverages SA and disclosed in footnote (1) above. Mr. Melloul is a member of the board of directors of Verlinvest Beverages SA and therefore may be deemed to have shared voting power with respect to our shares of common stock.

(7)	Consists of (i) shares of our common stock and (ii) shares of our common stock subject to options that are exercisable within 60 days of , 2021.
(8)	Consists of .
(9)	Consists of shares of our common stock subject to options that are exercisable within 60 days of , 2021.
(10)	Consists of shares of our common stock subject to options that are exercisable within 60 days of , 2021.
(11)	Consists of (i) shares of our common stock and (ii) shares of our common stock subject to options that are exercisable within 60 days of , 2021.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

Upon the completion of this offering, our authorized capital stock will consist of:

•	shares of common stock, par value of $0.01 per share, and

•	shares of preferred stock, par value of $ per share.

As of              , 2021, assuming the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering, there were outstanding:

•	shares of our common stock, held by approximately stockholders of record; and

•	no shares of our preferred stock outstanding.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. The holders of our common stock will vote together as a single class, unless otherwise required by law. The holders of our common stock will not have cumulative voting rights in the election of directors.

Dividend Rights

The holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to the prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any shares of preferred stock outstanding at that time.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Following the completion of this offering, and pursuant to the provisions of our amended and restated certificate of incorporation that will be in effect thereafter, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of              , 2021, we had outstanding options to purchase an aggregate of                shares of our common stock under our 2014 Plan, with a weighted average exercise price of $                per share.

Restricted Stock Units

As of              , 2021,                shares of common stock were issuable upon the vesting and settlement of outstanding restricted stock units under our 2014 Plan, with a weighted-average exercise price of $                per share.

Registration Rights

We intend to enter into a Registration Rights Agreement with certain of our stockholders in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Public Benefit Corporation Status

We are a public benefit corporation under Section 362 of the Delaware General Corporation Law.

As a public benefit corporation, our board of directors is required by the Delaware General Corporation Law to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our certificate of incorporation. Under the Delaware General Corporation Law, our stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), at least 2% of our outstanding shares or, upon our listing, the lesser of such percentage or shares of at least $2 million in market value.

We believe that our public benefit corporation status will make it more difficult for another party to obtain control of us without maintaining our public benefit corporation status and purpose.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law or the DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•

Board of Directors Vacancies.                , in the case of one of their board nominees, will have the power to fill any vacancy caused by the removal or departure of their director. In all other cases, our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be classified into three classes of directors. The existence of a classified board of directors could discourage a third party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board Composition and Election of Directors” for additional information.

•

Removal of Directors. Pursuant to the terms of the Investor Rights Agreement, directors nominated by may be removed with or without cause by the affirmative vote of entitled to nominate such director. Our amended and restated certificate of incorporation will provide that, in all other cases and at any other time, directors may only be removed for cause by the affirmative of at least a majority of the voting power of our common stock.

•

Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our lead independent director, or our chief executive officer. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our amended and amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our amended and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our lead independent director, or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

•

Issuance of Undesignated Preferred Stock. After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

•

Choice of Forum. Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, (A)(i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware, and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers are indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             .

Listing

We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “COCO.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Facility

General

On May 12, 2020, we entered into a senior secured revolving facility, or the Revolving Facility with the lenders party thereto and Wells Fargo Bank, National Association, or Wells Fargo, providing for commitments of up to $50 million. On May 21, 2021, we, and certain of our subsidiaries, as guarantors, entered into an amendment, which provided for an additional $10 million of revolving commitments. The Revolving Facility is scheduled to mature on May 21, 2026. There is no scheduled amortization under the Revolving Facility.

The Revolving Facility provides for revolving borrowings of up to $60 million. Borrowings under the Revolving Facility are subject to the satisfaction of customary conditions, including absence of default and accuracy of representations and warranties.

Interest

Borrowings under the Revolving Facility bear interest at a rate per annum equal to, at our option, either (a) adjusted LIBOR (which shall not be less than 0.0%) plus the applicable rate or (b) base rate (determined by reference to the greatest of the prime rate published by Wells Fargo, the federal funds effective rate plus 1.5% and one-month LIBOR plus 1.5%). The applicable rate for LIBOR borrowings under the Revolving Facility is subject step-downs based on our total net leverage for the immediately preceding fiscal quarter in accordance with the following schedule:

Pricing Level	Total Net Leverage	LIBOR Margin
I	Less than or equal to 1.25 to 1.00	1.00%
II	Greater than 1.25 to 1.00 but less than 2.00 to 1.00	1.25%
III	Greater than 2.00 to 1.00 but less than 2.50 to 1.00	1.50%
IV	Greater than 2.50 to 1.00	1.75%

Optional and Mandatory Prepayments

At our option, the Revolving Facility may be prepaid at any time without a premium or penalty with notice to Wells Fargo. We may also terminate or permanently reduce the unused commitments under the Revolving Facility, with notice to Wells Fargo. Such termination or reduction must be in a minimum aggregate amount of $500,000. We are required to prepay the Revolving Facility with the proceeds of certain equity interests in excess of $5.0 million per issuance and $10 million in total if the Term Loan Facility has been repaid. In addition, we are not permitted to terminate or reduce the commitments if such termination or reduction (and any concurrent prepayments) would cause the total outstanding amount to exceed the amount of the Revolving Facility.

Guarantee and Collateral

Obligations in respect of the Revolving Facility are guaranteed by us and each of our existing, newly acquired or created wholly-owned domestic subsidiaries. Obligations under the Revolving Facility are secured by a first priority lien on substantially all of our assets and the assets of each guarantor.

Covenants and Other Matters

The Revolving Facility requires that we comply with a number of covenants, as well as certain financial tests. We are required to comply with (i) a total net leverage of not greater than 3.00 to 1.00

(which may increase to 3.50 to 1.00 after not more than two material acquisitions), (ii) a fixed charge coverage ratio of not less than 1.25 to 1.00 and (iii) an asset coverage ratio of not less than 1.25 to 1.00. In addition, we are subject to certain liquidity conditions in connection with making certain earnouts.

Our future compliance with the financial covenants and tests under the Revolving Facility will depend on our ability to maintain sufficient liquidity, generate earnings and manage our assets effectively. The Revolving Facility also has various non-financial covenants, both requiring us and the guarantors to refrain from taking certain future actions (as described above) and requiring us and the guarantors to take certain actions, such as keeping in good standing our corporate existence, maintaining insurance and providing the bank lending group with financial information on a timely basis. The Revolving Facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of representations and warranties, covenant defaults, certain events of bankruptcy, material judgments, change of control, the dissolution of any borrower or guarantor and any material adverse effect due to COVID-19. If such an event of default occurs, Wells Fargo would be entitled to take various actions, including the acceleration of amounts due under the Revolving Facility and all actions permitted to be taken by a secured creditor.

Term Loan Facility

General

On May 21, 2021, we and certain of our subsidiaries, as guarantors, entered into the Term Commitment Note, or the Term Facility, with Wells Fargo, providing for term loans of up to $30 million, or the Term Loans. The Term Loan amortizes in quarterly installments of $1,071,428.57 and matures on May 21, 2026.

Interest

The Term Loan bear interest at a rate per annum equal to, at our option, either (a) adjusted LIBOR plus the applicable rate or (b) base rate (determined by reference to the greatest of the prime rate published by Bank, the federal funds effective rate plus 1.5% and one-month LIBOR plus 1.5%). The applicable rate for LIBOR borrowings under the Term Loan Facility is subject step-downs based on our total net leverage for the immediately preceding fiscal quarter in accordance with the following schedule:

Pricing Level	Total Net Leverage	LIBOR Margin
I	Less than or equal to 1.25 to 1.00	1.00%
II	Greater than 1.25 to 1.00 but less than 2.00 to 1.00	1.25%
III	Greater than 2.00 to 1.00 but less than 2.50 to 1.00	1.50%
IV	Greater than 2.50 to 1.00	1.75%

Optional and Mandatory Prepayments

At our option, the Term Loan may be prepaid at any time, in whole or in part, with notice to Wells Fargo subject to LIBOR breakage costs. Such prepayments must be in a minimum aggregate amount of $500,000.

Guarantee and Collateral

Our obligations in respect of the Term Loan Facility are guaranteed by each of our existing and newly acquired or created wholly-owned domestic restricted subsidiaries. Our obligations under the Term Loan Facility are secured by a first priority lien on substantially all of our assets and the assets of each guarantor.

Covenants and Other Matters

The Term Loan Facility is subject to the same covenants, customary representations and warranties, events of defaults and remedies as the Revolving Facility described above.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the trading price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of              , 2021, we will have outstanding an aggregate of              shares of common stock outstanding Of these shares, all of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                 shares of common stock, and shares of common stock underlying RSUs, or subject to stock options will be on issuance, deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately                 shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Lock-Up Arrangements

All of our directors, executive officers, and the holders of substantially all of our outstanding equity securities, including the selling stockholders, have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the prior written consent of              on behalf of the underwriters. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described in this prospectus, within any three-month period, a number of shares of common stock that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales made in reliance upon Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up agreements and or market standoff agreements as described above and under the section titled “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock issuable or reserved for issuance under our 2014 Plan and 2021 Plan. We expect to file the registration statement covering shares offered pursuant to our plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

In connection with this offering, we expect to grant demand, Form S-3, and piggyback registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS , in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of an owner in such an entity will depend on the status of the owner, the activities of such entity, and certain determinations made at the owner level. Accordingly, entities treated as partnerships for U.S. federal income tax purposes holding our common stock and the owners in such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant. In addition, the terms of our current credit facilities contain restrictions on our ability to declare and pay dividends. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Credit Suisse Securities (USA) LLC and Evercore Group L.L.C. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
Evercore Group L.L.C
Wells Fargo Securities, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                shares from the Company and selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to                 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                 . This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “COCO.” In order to meet one of the requirements for listing the common stock on the Nasdaq Global Select Market, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each EEA Member State, each a Relevant Member State, no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require the company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an ‘offer to the public’ in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and the company that:

(a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

(b)

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

The Company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in the offering.

United Kingdom

This prospectus and any other material in relation to the shares of common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the United Kingdom; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares are only available in the United Kingdom to, and any invitation, offer or agreement to purchase or otherwise acquire the Shares will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or any of its contents.

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the Shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares shall require the company and/or any underwriter or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the United Kingdom who acquires any shares in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the company, the underwriters and their affiliates that it meets the criteria outlined in this section.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

The Company and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             . The Company and the selling stockholders have agreed to reimburse the underwriters for certain expenses in an amount up to $             . The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon the closing of the offering.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Weil, Gotshal & Manges LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.vitacoco.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of All Market Inc. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of All Market Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, non-controlling interests and stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

New York, New York

July 16, 2021

We have served as the Company’s auditor since 2012.

ALL MARKET INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

(Amounts in thousands, except share data)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$72,181	$36,740
Accounts receivable, net of allowance of $1,211 in 2020, and $1,543 in 2019	30,504	31,433
Inventory	31,967	36,914
Supplier advances	1,190	1,031
Derivative assets	200	658
Prepaid expenses and other current assets	23,105	6,239

Total current assets	159,147	113,015
Property and equipment, net	2,880	3,399
Goodwill	7,791	7,791
Intangible assets, net	9,154	10,464
Supplier advances	2,925	1,850
Deferred tax assets, net	—	6,126
Other assets	1,964	3,452

Total assets	$183,861	$146,097

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$15,837	$12,843
Accrued expenses	34,482	24,172
Notes payable, current	22	4,020
Derivative liabilities	5,364	1,104

Total current liabilities	55,705	42,139
Credit facility	25,000	—
Notes payable	34	12,931
Deferred tax liability	342	186
Other long-term liabilities	481	17,042

Total liabilities	81,562	72,298
Commitments and contingencies (Note 12)
Stockholders’ equity:
Common stock, $0.01 par value; 1,000,000 shares authorized; 130,110 and 129,465 shares issued in 2020 and 2019, respectively; 127,881 and 129,000 shares outstanding in 2020 and 2019, respectively	1	1
Additional paid-in capital	101,440	99,038
Loan to stockholder	(17,700)	(17,700)
Retained earnings (accumulated deficit)	28,354	(4,306)
Accumulated other comprehensive loss	(949)	(1,295)
Treasury stock, 2,229 shares at cost in 2020 and 465 shares at cost in 2019	(8,925)	(1,985)

Total stockholders’ equity attributable to AMI	102,221	73,753
Noncontrolling interests	78	46

Total stockholders’ equity	102,299	73,799

Total liabilities and stockholders’ equity	$183,861	$146,097

See accompanying notes to the consolidated financial statements.

ALL MARKET INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands, except for share and per share data)

	Year Ended December 31,
	2020	2019
Net sales	$310,644	$283,949
Cost of goods sold	205,786	190,961

Gross profit	104,858	92,988

Operating expenses
Selling, general and administrative	74,401	78,917
Change in fair value of contingent consideration	(16,400)	700

Total operating expenses	58,001	79,617

Income from operations	46,857	13,371

Other income (expense)
Unrealized loss on derivative instruments	(4,718)	(1,233)
Foreign currency gain	1,848	201
Interest income	404	225
Interest expense	(791)	(1,163)

Total other expense	(3,257)	(1,970)

Income before income taxes	43,600	11,401
Income tax expense	(10,914)	(1,979)

Net income	$32,687	$9,422
Net income attributable to noncontrolling interest	27	5

Net income attributable to AMI	$32,660	$9,417
Net income attributable to AMI per common share
Basic	$254.02	$75.21

Diluted	$253.54	$74.97

Weighted-average number of common shares outstanding
Basic	128,574	125,206

Diluted	128,815	125,610

See accompanying notes to the consolidated financial statements.

ALL MARKET INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

	Year Ended December 31,
	2020	2019
Net income	$32,687	$9,422
Other comprehensive income:
Foreign currency translation adjustment	346	855

Total comprehensive income including noncontrolling interest	33,033	10,277
Net income attributable to noncontrolling interest	27	5
Foreign currency translation adjustment attributable to noncontrolling interest	5	11

Total comprehensive income attributable to noncontrolling interest	32	16

Total comprehensive income attributable to AMI	$33,001	$10,261

See accompanying notes to the consolidated financial statements.

ALL MARKET INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF NON-CONTROLLING INTERESTS AND STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands, except share amounts)

	Common Stock		Common Stock with Exit Warrants		Total Common Stock		Additional Paid-In Capital	Loan to Shareholder	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income / (Loss)	Treasury Stock		Total Stockholders’ Equity Attributable to AMI	Non- controlling Interest in Subsidiary	Total Stockholders’ Equity
	Shares	$Amount	Shares	$Amount	Shares	$Amount					Shares	Amount

Balance at January 1, 2019	106,198	$1	17,831	$—	124,029	$1	$79,078	—	$(13,866)	$(2,150)	457	$(1,948)	$61,115	$173	$61,288

Net income	—	—	—	—	—	—	—	—	9,417	—	—	—	9,417	5	9,422
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	8	(37)	(37)	—	(37)
Issuance of common shares	5,435	—	—	—	5,435	—	17,727	—	143	—	—	—	17,870	(143)	17,727
Loan to Stockholder	—	—	—	—	—	—	—	(17,700)	—	—	—	—	(17,700)	—	(17,700)
Stock-based compensation expense	—	—	—	—	—	—	2,227	—	—	—	—	—	2,227	—	2,227
Exercise of stock options	1	—	—	—	1	—	6	—	—	—	—	—	6	—	6
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	855	—	—	855	11	866

Balance at December 31, 2019	111,634	$1	17,831	$—	129,465	$1	$99,038	$(17,700)	$(4,306)	$(1,295)	465	$(1,985)	$73,753	$46	$73,799

Net income	—	—	—	—	—	—	—	—	32,660	—	—	—	32,660	27	32,687
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	1,764	(6,940)	(6,940)	—	(6,940)
Stock-based compensation expense	—	—	—	—	—	—	1,517	—	—	—	—	—	1,517	—	1,517
Exercise of stock options	390	—	—	—	390	—	885	—	—	—	—	—	885	—	885
Exercise of service warrants	255	—	—	—	255	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	346	—	—	346	5	351

Balance at December 31, 2020	112,279	$1	17,831	$—	130,110	$1	$101,440	$(17,700)	$28,354	$(949)	2,229	$(8,925)	$102,221	$78	$102,299

See accompanying notes to the consolidated financial statements.

ALL MARKET INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net income	$32,687	$9,422
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,125	2,082
Gain on disposal of equipment	(5)	(2)
Bad debt expense	859	1,330
Unrealized loss on derivative instruments	4,718	1,233
Stock-based compensation	1,517	2,227
Impairment of intangible assets	90	—
Deferred tax expense (benefit)	6,282	(788)
Change in fair value of contingent consideration	(16,400)	700
Changes in operating assets and liabilities:
Accounts receivable	190	(4,930)
Inventory	4,978	11,090
Prepaid expenses and other assets	(16,762)	3,276
Accounts payable, accrued expenses, and other long-term liabilities	12,708	(3,628)
Net advances to suppliers	336	(247)

Net cash provided by operating activities	33,323	21,765

Cash flows from investing activities:
Cash paid for property and equipment	(392)	(1,009)
Proceeds from sale of property and equipment	17	—

Net cash used in investing activities	(375)	(1,009)

Cash flows from financing activities:
Proceeds from exercise of stock options/warrants	885	6
Proceeds from sale of common stock	—	27
Proceeds from (cash paid) on credit facility	25,000	(7,000)
Cash paid on notes payable	(16,895)	(3,361)
Cash paid to acquire treasury stock	(6,940)	(37)

Net cash provided by (used in) financing activities	2,050	(10,365)

Effects of exchange rate changes on cash and cash equivalents	443	866

Net increase in cash and cash equivalents	35,441	11,257
Cash and cash equivalents at beginning of year	36,740	25,483

Cash and cash equivalents at end of the year	$72,181	36,740

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$9,718	$1,991
Cash paid for interest	812	1,131

See accompanying notes to the consolidated financial statements.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

All Market Inc. and subsidiaries (AMI or the “Company”) develops, markets, and distributes various coconut water products under the brand name Vita Coco and for retailers own brands, predominantly in the United States. Other products include coconut oil, coconut milk, coconut as a commodity, natural energy drink (under the brand name, Runa) and water (under the brand name, Ever & Ever).

The Company was incorporated in Delaware January 17th, 2007. In 2018, the Company purchased certain assets and liabilities of Runa, which is marketed and distributed primarily in the United States.

The Company has nine wholly-owned subsidiaries including four wholly-owned Asian subsidiaries established between fiscal 2012 and 2015, one North American subsidiary established in 2015, as well as majority ownership in All Market Europe, Ltd. (AME) in the United Kingdom. AME was established in fiscal 2009 and has 100% ownership in two European subsidiaries established in 2015. The noncontrolling interest in AME represents minority stockholders’ proportionate share (1.3%) of the equity in AME. The noncontrolling interest is presented in the equity section of the Company’s consolidated balance sheets. One of the wholly-owned Asian subsidiaries, All Market Singapore Pte Ltd (AMS), has 100% ownership in one subsidiary, established in 2018 in Ecuador.

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include all the accounts of the wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation; the noncontrolling interest in consolidated subsidiaries presented in the accompanying consolidated financial statements represents the portion of AME stockholders’ equity, which is not directly owned by the Company.

Impact of the Covid-19 Pandemic

On March 11, 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak many jurisdictions, including those in which the Company has locations, have implemented measures to combat the outbreak, such as travel restrictions and shelter in place orders. The global spread and unprecedented impact of COVID-19 continues to create significant volatility, uncertainty and economic disruption.

The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s cash flow, business, financial condition, results of operations and prospects will depend on future developments, including the duration, spread and intensity of the pandemic (including any resurgences), impact of the new COVID-19 variants and the rollout of COVID-19 vaccines, and the level of social and economic restrictions imposed in the United States and abroad in an effort to curb the spread of the virus, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. The Company has experienced some impacts on inventory availability and delivery

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

capacity since the outbreak which have impacted, at times, the Company’s ability to fully service its customers, including temporary facility shutdowns, local transportation interruptions, and general pressure on global shipping lines. The Company has taken measures to bolster key aspects of its supply chain and the Company continues to work with its supply chain partners to try to ensure its ability to service its customers. Although not a material impact in the years ended December 31, 2020 and 2019, the Company has also seen significant cost inflation to global shipping costs and some inflationary pressures on other cost elements, only some of which have been covered by pricing actions to date. The Company is continuing to monitor the situation carefully to understand any future potential impact on its people and business. The Company is taking all necessary steps to protect its people and mitigate any risk to its business. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Company’s business, results of operations, financial condition or liquidity. Future events and effects related to COVID-19 cannot be determined with precision and actual results could significantly differ from estimates or forecasts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management considers many factors in selecting appropriate financial accounting policies and controls in developing the estimates and assumptions that are used in the preparation of these consolidated financial statements. Management must apply significant judgement in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. The most significant estimates in the consolidated financial statements relate to share-based compensation, assessing long-lived assets for impairment, estimating the net realizable value of inventories, the determination of accounts receivables reserve, assessing goodwill for impairment, the determination of the value of trade promotions and assessing the realizability of deferred income taxes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 defines a five-step model that requires entities exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying the performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. Revenue is recognized when control of the promised good is transferred to the customer in an amount that reflects the consideration to which the Company is expected to be entitled to receive in exchange for those products. Each contract includes a single performance obligation to transfer control of the product to the customer.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

For the Company’s various products in the Vita Coco Coconut Water and Other product categories (refer to Note 3, Revenue Recognition), control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue. The transaction price recognized reflects the consideration the Company expects to receive in exchange for the sale of the product. The Company’s performance obligations are satisfied at that time. The Company does not have any significant contracts with customers requiring performance beyond delivery, and contracts with customers contain no incentives or discounts that would meet the criteria for a distinct good or service that could cause revenue to be allocated or adjusted over time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent fulfillment costs, which are included in cost of goods sold, rather than a revenue.

Additionally, the Company determined the production and distribution of private label products represents a distinct performance obligation. Since there is no alternative use for these products and the Company has the right to payment for performance completed to date, the Company recognizes the revenue for the production of these private label products over time as the production for open purchase orders is completed, which may be prior to any shipment. The resulting contract assets are recorded in Prepaid expenses and other current assets.

The Company provides trade promotions to its customers. These discounts do not meet the criteria for a distinct good or service and therefore, the Company reduces revenue for the discounts associated with meeting this obligation based on the expected value method. These consolidated financial statements include trade promotion accruals. Trade promotion accruals are made for invoices that have not yet been received as of year-end and are recorded as a reduction of sales. This promotion accrual is a management estimate based upon the known price of retail promotions and estimates of the sales volume during the promotion period.

Cost of Goods Sold

Costs of goods sold includes the costs of the products sold to customers, inbound and outbound shipping and handling costs, freight and duties, shipping and packaging supplies, and warehouse fulfillment costs incurred in operating and staffing warehouses.

Shipping and Handling Costs

Shipping and handling costs related the sale of inventory are included in cost of goods sold in the consolidated statement of operations. Shipping and handling costs were $7,353 and $7,928 for the years ended December 31, 2020 and 2019, respectively.

Advertising Expenses

Advertising expenses are charged to expense in the period they are incurred and are recorded in selling, general and administrative expenses. Advertising expenses were $12,862 and $16,571 for the years ended December 31, 2020 and 2019, respectively.

Research and Development

Research and development costs are charged to expense in the period incurred and are recorded in selling, general and administrative expenses. Research and development expenses were $313 and $642 for the years ended December 31, 2020 and 2019, respectively.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation — Stock Compensation (ASC 718) for stock options issued under the 2014 Stock Option and Restricted Stock Plan.

The Company measures all stock option awards based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period of each stock-option grant, which is generally the vesting period of the respective award by using the accelerated attribution method. The Company applies an estimated forfeiture rate derived from historical employee termination behavior. If the actual forfeitures differ from those estimated by management, adjustment to compensation expense may be required in future periods. The Company issues stock-based awards with service-based and performance-based and market-based vesting conditions. The Company recognizes expense for performance-based awards when it becomes probable that such awards will be earned over a requisite service period. The Company defers the recognition of compensation expense for the stock-option awards that vest upon a qualifying liquidity events until the qualifying events are probable of occurrence. Stock option awards are equity-classified, as they do not contain a cash settlement option or other features requiring them to be liability-classified.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards with service-based vesting conditions and performance-based vesting conditions. For stock awards with performance-based and market-based vesting conditions, the Company uses the Barrier option valuation model to determine the fair value.

The Company has classified stock-based compensation expense in its consolidated statements of operations in selling, general, and administrative expenses, reflecting the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified. See Note 15, Stockholders’ Equity, for further information.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC) 740, Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax assets and liabilities computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Interest and penalties related to unrecognized tax positions are included in income tax expense in the consolidated statement of operations and comprehensive income and accrued expenses in the consolidated balance sheets. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

Net Income per Common Share

In accordance with ASC Topic 260 Earnings Per Share (ASC 260), net income per common share, on a basic and diluted basis, is presented for all periods, calculated using the treasury stock method. Basic net income per share is computed by dividing net income by the weighted average number of common shares and service warrants outstanding during each period. Diluted net income per share is computed by dividing net income by the weighted average number of common and dilutive common equivalent shares outstanding. The calculation of common equivalent shares assumes the exercise of dilutive in-the-money stock options, net of assumed treasury share repurchases at average market prices, as applicable.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and money market instruments with maturities of three months or less.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. In determining such an allowance, the Company considers historical losses and existing economic conditions, as well as the credit quality of each customer. Accounts receivable are charged off when the Company deems amounts to be uncollectible.

Inventory

Inventory represents raw materials, finished goods, packaging, and shipping and handling and is reported at the lower of cost or net realizable value being determined using the first-in, first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company reserves for finished goods that are close to the date of expiration.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of the offering. If an in-process equity financing is abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations. As of December 31, 2020 and 2019, the Company did not record any deferred offering costs in the consolidated balance sheets.

Property and Equipment

Property and equipment, are stated at cost and are depreciated over the estimated useful lives of the related assets or in the case of leasehold improvements, the lease term if shorter, using the straight-line method of depreciation. Repairs and maintenance are charged to expense as incurred. The estimated useful lives of the Company’s property and equipment are as follows:

•	Equipment and computer software and hardware – 3-7 years

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

•	Leasehold improvements – The lesser of the life of the asset or the term of the lease

•	Vehicles – 5 years

•	Furniture and fixtures – 3-5 years

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets, principally intangibles and property and equipment, by comparing asset group’s carrying value to the expected undiscounted future cash flows to be generated from such assets when events or circumstances indicate that an impairment may have occurred. If the estimated undiscounted future cash flows are less than the carrying amount, an impairment loss is recorded based upon the difference between the carrying amount and the fair value of the asset.

Acquisitions

The Company evaluates each of its acquisitions under the accounting framework in Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (ASC 805). ASC 805 requires the reporting entity to identify the acquirer, determine the acquisition date, recognize and measure the identifiable tangible and intangible assets acquired, the liabilities assumed and any non-controlling interest in the acquired entity, and recognize and measure goodwill or a gain from the purchase. The acquiree’s results are included in the consolidated financial statements from the date of the acquisition. The Company allocated the purchase price, including the fair value of any non-cash and contingent consideration, to the identifiable assets and liabilities of the relevant acquired business at their acquisition date fair values. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

Contingent consideration payable in cash or a fixed dollar amount settleable in a variable number of shares is classified as a liability and recorded at fair value, with changes in fair value recorded as a component of operating expenses in the accompanying consolidated statements of operations. Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expense in the consolidated statements of operations.

The Company performs valuations of assets acquired, liabilities assumed, and contingent consideration and allocate the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired, liabilities assumed, and contingent consideration requires the use of significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, the probability of the achievement of specified milestones, and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired, liabilities assumed, and contingent consideration in a business combination.

Intangible assets

Intangible assets consist primarily of acquired trade names and distributor relationships. The Company determines the appropriate useful life of the intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives of ten years, using the straight-line method, which approximates the pattern in which the economic benefits are consumed.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is measured in accordance with the provisions of ASC 350, Intangibles – Goodwill and Other (ASC 350). Goodwill is not amortized; instead goodwill is tested for impairment on an annual basis on December 31, or more frequently if the Company believes indicators of impairment exist.

The Company has determined that there are three reporting units for purposes of testing goodwill for impairment: (i) the Americas reporting unit, (ii) the Europe reporting unit, and (iii) the Asia reporting unit. All of the Company’s goodwill is allocated to the Americas reporting unit. The Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. In performing the qualitative assessment, the Company reviews factors both specific to the reporting units and to the Company as a whole, such as financial performance, macroeconomic conditions, industry and market considerations, and the fair value of each reporting unit at the last valuation date. If the Company elects this option and believes, as a result of the qualitative assessment, that it is more likely than not that the carrying value of each of the reporting units exceeds their fair value, the quantitative impairment test is required; otherwise, no further testing is required.

Alternatively, the Company may elect to bypass the qualitative assessment and perform the quantitative impairment test instead, or if the Company reasonably determines that it is more-likely-than-not that the fair value is less than the carrying value, the Company performs its annual, or interim, goodwill impairment test by comparing the fair value of each of the reporting units with their carrying amount. The fair value of each of the reporting units is estimated by blending the results from the income approach and the market multiples approach. These valuation approaches consider a number of factors that include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly-traded companies in the Company’s industry, and require to make certain assumptions and estimates regarding industry economic factors and future profitability of the Company’s business. It is the Company’s policy to conduct impairment testing based on its most current business plans, projected future revenues and cash flows, which reflect changes anticipated in the economy and the industry. The cash flows are based on five-year financial forecasts developed internally by management and are discounted to a present value using discount rates that properly account for the risk and nature of the respective reporting unit’s cash flows and the rates of return market participants would require to invest their capital in the Company’s reporting unit. The Company will recognize an impairment for the amount by which the carrying amount exceeds a reporting unit’s fair value. For the years ended December 31, 2020 and 2019 there were no impairments recorded.

Supplier Advances

The Company issues advances to certain manufacturers with interest at rates between 0% and 4% with terms extending to November 2024. These advances are assessed for collectability and an allowance for credit losses is recognized when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. An allowance of $384 was recorded as of December 31, 2020 and no allowance was recorded as of December 31, 2019.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

Foreign Currency

The Company’s reporting currency is the U.S. dollar. The Company maintains the financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Gains and losses on transactions denominated in currencies other than the functional currency are included in determining net income for the period. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate applicable during the period. Translation gains and losses are included as a component of accumulated other comprehensive income in stockholders’ equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included as a component of other income (expense) in the accompanying consolidated statements of operations when incurred.

Derivative Instruments

The Company periodically enters into forward foreign currency exchange contracts to hedge its foreign currency exposure. The fair value of these contracts is recorded in the consolidated balance sheets with a corresponding adjustment to the consolidated statements of operations for the change in fair value of the derivative instruments, as the contracts have not been designated as a hedge instrument. Refer to Note 13, Derivative Instruments, for more information.

Segment Information

The Company operates as two operating and reportable segments: (i) Americas segment, which is comprised of the Company’s operations in the Americas region, primarily in the U.S. and Canada, and (ii) International segment, which is comprised of the Company’s operations primarily in Europe, Middle East, and the Asia Pacific regions.

The Company’s Co-Chief Executive Officers (“Co-CEOs”), as the chief operating decision makers (CODM), manage and allocate resources between the Americas and International segments. Consistent with this decision-making process, the Co-CEOs use financial information disaggregated between the Americas and International segment for purposes of evaluating performance, forecasting future period financial results, allocating resources and setting incentive targets. The Co-CEOs evaluate segment business performance based primarily on net sales and gross profit.

Concentration of Credit Risk

The Company’s cash and accounts receivable are subject to concentrations of credit risk. The Company’s cash balances are primarily on deposit with banks in the U.S. which are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250. At times, such cash may be in excess of the FDIC insurance limit. To minimize the risk, the Company’s policy is to maintain cash balances with high quality financial institutions and any excess cash above a certain minimum balance could be invested in overnight money market treasury deposits in widely diversified accounts. Substantially, all of the Company’s customers are either wholesalers or retailers of beverages. A material default in payment, a material reduction in purchase from these or any large customers, or the loss of a large customer or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

customer groups could have a material adverse impact on the Company’s financial condition, results of operations, and liquidity. The Company is exposed to concentration of credit risk from its major customers for which two customers represented 54% and 63% of total net sales during the years ended December 31, 2020 and 2019, respectively. In addition, the two customers also accounted for 38% and 37% of total accounts receivable as of December 31, 2020 and 2019, respectively. The Company has not experienced credit issues with these customers.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), and several amendments, codified as ASC 606, which supersedes the revenue recognition guidance in ASC Topic 605. ASC 606, among other provisions, (i) is based on the principle that revenue should depict the transfer of control of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and (ii) requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments.

The Company adopted ASC 606 and the related updates on January 1, 2019, for the year ended December 31, 2020. Implementation followed the modified retrospective method, which applies the new guidance to contracts not completed as of the date of adoption. The cumulative effect of initial application of the new standard did not result in any material changes, and therefore, no adjustment was made to the opening balance of retained earnings. Prior year comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company did not identify material changes to the consolidated financial statements for the period of ASC 606 adoption, and there were no significant policy changes impacting the timing or measurement of revenue. The Company has updated its accounting policies to ensure ongoing compliance with ASC 606.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04 – Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). This update removes Step 2 of the goodwill impairment test under current guidance, which requires a hypothetical purchase price allocation. The new guidance requires an impairment charge to be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Upon adoption, the guidance is to be applied prospectively. The amendments in ASU 2017-04 are effective for fiscal years beginning after December 15, 2019, with early adoption permitted for interim or annual goodwill impairment test performed on testing dates after January 1, 2017. The Company adopted ASU 2017-04 on January 1, 2020. The adoption of ASU 2017-04 did not have a material impact on the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Improvements to nonemployee share-based payment accounting (“ASU 2018-07”), that expands the scope of Topic 718 to include stock-based payments issued to nonemployees for goods and services, which are currently accounted for under Topic 505. The ASU specifies that Topic 718 will apply to all stock-based payment transactions in which a grantor acquires goods or services to be used or consumed in the grantor’s own operations in exchange for stock-based payment awards. The amendments in ASU 2018-07 are effective for fiscal years beginning after December 15, 2019. The Company adopted the guidance in this amendment effective January 1, 2020. Upon transition, the Company remeasured equity-classified awards for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

which a measurement date had not been established. The adoption of ASU 2018-07 did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Changes to the disclosure requirements for fair value measurement, that modify the disclosure requirements on fair value measurements in Topic 820, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019. The Company adopted the guidance in this amendment effective January 1, 2020. The adoption of ASU 2018-13 resulted in changes in disclosures but did not have an impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements

As a company with less than $1.07 billion of revenue during the last fiscal year, the Company qualifies as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act. This classification allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), (“ASU 2019-12”) that simplify the accounting for income taxes by removing certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating incomes taxes in interim periods. ASU 2019-12 also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of consolidated group. ASU 2019-2 is effective for fiscal years beginning after December 15, 2021. The Company is assessing the impact of adoption on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal Use Software (Subtopic 350-40): Customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract, (“ASU 2018-15”), which changes the accounting guidance for cloud computing arrangements. If a cloud computing arrangement includes a license to internal-use software, then the software license is accounted for by the customer by recognizing an intangible asset for the software license and, to the extent that the payments attributable to the software license are made over time, recognizing a corresponding liability. If a cloud computing arrangement does not include a software license, the entity should account for the arrangement as a service contract and should expense any fees associated with the hosting element (service) of the arrangement as incurred. The guidance in ASU 2018-15 is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is assessing the impact of adoption on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), to replace the current incurred loss impairment methodology for financial assets measured at amortized cost with a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information, including forecasted information, to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods with those fiscal years, for nonpublic entities. Early adoption is permitted. This standard will be effective for the Company in the first quarter of its fiscal year ending December 31, 2023. The Company is assessing the impact of adoption on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) (“ASU 2016-02”). In July 2018, the FASB issued Accounting Standards Update 2018-11 Leases (Topic 842): Targeted Improvements (“ASU 2018-11”), which contains certain amendments to ASU 2016-02 intended to provide relief in implementing the new standard. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all operating leases, with an exception provided for leases with a duration of one year or less. Further, incremental disclosures will be required around the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021 for nonpublic entities. Early adoption is permitted. Entities are required to use a modified retrospective approach of adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the consolidated financial statements. The Company will adopt ASU 2016-02 beginning on January 1, 2022. The Company is assessing the impact of adoption on the consolidated financial statements.

3. REVENUE RECOGNITION

Revenues are accounted for in accordance with ASC 606. The Company disaggregates revenue into the following product categories:

•

Vita Coco Coconut Water – This product category consists of all branded coconut water product offerings under the Vita Coco labels, where the majority ingredient is coconut water. The Company determined that the sale of the products represents a distinct performance obligation as customers can benefit from purchasing the products on their own or together with other resources that are readily available to the customers. For these products, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue.

•

Private Label – This product category consists of all private label product offerings, which includes coconut water and oil. The Company determined the production and distribution of private label products represents a distinct performance obligation. Since there is no alternative use for these products and the Company has the right to payment for performance completed to date, the Company recognizes the revenue for the production of these private label products over time as the production for open purchase orders occurs, which may be prior to any shipment.

•

Other – This product category consists of all other products, which includes Runa and Ever & Ever product offerings, Vita Coco product extensions beyond coconut water, such as Vita Coco Sparkling, coconut milk products, and other revenue transactions (e.g., bulk product sales). For these products, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

The Company excludes from revenues all taxes assessed by a governmental authority that are imposed on the sale of its products and collected from customers.

Disaggregation of Revenue

The following table disaggregates net revenue by product type and reportable segment:

	December 31, 2020
	Americas	International	Consolidated
Vita Coco Coconut Water	$164,786	$27,167	$191,953
Private Label	83,449	12,596	96,045
Other	14,664	7,982	22,646

Total	$262,899	$47,745	$310,644

	December 31, 2019
	Americas	International	Consolidated
Vita Coco Coconut Water	$151,045	$31,742	$182,787
Private Label	71,774	10,903	82,677
Other	14,596	3,889	18,485

Total	$237,415	$46,534	$283,949

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net was $30,504 and $31,433 as of December 31, 2020 and 2019, respectively. The Company recorded an allowance for doubtful accounts of $1,211 and $1,543 as of December 31, 2020 and 2019, respectively.

Changes in the allowance for doubtful accounts for the periods presented were as follows:

Balance as of January 1, 2019	$1,256

Provisions charged to operating results	1,330
Account write-offs and other deductions	(1,043)

Balance as of December 31, 2019	$1,543
Provisions charged to operating results	475
Account write-offs and other deductions	(807)

Balance as of December 31, 2020	$1,211

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

5. INVENTORY

Inventory consists of the following:

	December 31,
	2020	2019
Raw materials and packaging	$2,771	$5,551
Finished goods	29,196	31,363

Inventory	$31,967	$36,914

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2020	2019
Tax receivables	$6,920	$779
Prepaid marketing	3,902	884
Contract assets	2,128	—
VAT receivables	2,106	1,346
Other prepaid expenses	4,974	2,380
Other receivables	3,075	850

	$23,105	$6,239

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,
	2020	2019
Equipment and computer software and hardware	$4,930	$4,612
Leasehold improvements	818	880
Vehicles	774	930
Land and improvements	506	506
Furniture and fixtures	370	359

Total Property and equipment	7,398	7,287

Less accumulated depreciation and amortization	(4,518)	(3,888)

Property and equipment—net	$2,880	$3,399

Depreciation expense related to property and equipment, net for the years ended December 31, 2020 and 2019, was $905 and $846, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill and Intangible Assets, net consist of the following:

	December 31,
	2020	2019
Goodwill	$7,791	$7,791

	December 31, 2020			December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets, net
Trade names	$6,200	$(1,567)	$4,633	$6,200	$(947)	$5,253
Distributor relationships	6,000	(1,517)	$4,483	6,000	(917)	5,083
Other	38	—	$38	144	(16)	128

Total intangible assets subject to amortization	$12,238	$(3,084)	$9,154	12,344	$(1,880)	$10,464

Annual Goodwill Impairment Testing

All of the Company’s goodwill is associated with the acquisition of Runa, which was acquired in June 2018. The goodwill is allocated to the Americas reporting unit and is tax deductible. In assessing whether goodwill was impaired in connection with its annual impairment testing performed at December 31st, the Company, elected to bypass the qualitative assessment and, performed a quantitative assessment in accordance with ASC 350. Refer to Note 2, Summary of Significant Accounting Policies, for further discussion of the quantitative analysis. Based on the results of the annual impairment test, the Company concluded that no impairment to goodwill existed as of December 31, 2020 and 2019.

Intangible Assets, net

The intangible assets, net associated with the acquisition of Runa was $9,154 and $10,374 as of December 31, 2020 and 2019, respectively.

All the intangible assets are amortized over their useful life. Since the intangibles are subject to amortization, they are reviewed for impairment in accordance with ASC 360, Property, Plant, and Equipment. Under ASC 360, long-lived assets are tested for recoverability at the asset group level whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In step 1, the entity determines recoverability of the asset group by comparing its carrying value with the sum of its undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If the sum of the undiscounted cash flows is less than the carrying value of the asset group, then step 2 must be performed, in which the entity compares the fair value of the asset group to its carrying amount. The excess of the carrying value of the asset group over its fair value, if any, would be recognized as an impairment loss.

During 2020, the Company identified facts and circumstances that indicated that the fair value of the intangible assets associated with Runa, including the trade names and distributor relationships,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

and certain of its Other intangible assets not associated with Runa may not be recoverable, resulting in the determination that a triggering event had occurred. Based on step 1, the Company determined that the Runa intangible assets were recoverable based on a test of recoverability using expected undiscounted future cash flows for the Runa brand in the Americas. However, based on step 1, the Other intangible assets not associated with Runa were not recoverable based on a test of recoverability using expected undiscounted future cash flows. For the Other intangible assets not associated with Runa, the Company then applied step 2, by determining the fair value of the Other intangible asset using a discounted cash flow valuation analysis, which concluded that the fair value was below the carrying amount. Accordingly, the Company recorded an impairment charge of $90 for the year ended December 31, 2020, which is recorded in selling, general and administrative expense on the Company’s consolidated statements of operations. There were no indicators or impairment of the intangible assets for the year ended December 31, 2019.

Amortization expense of $1,220 and $1,236 for the years ended December 31, 2020 and 2019 were included in selling, general and administrative expenses on the consolidated statements of operations.

As of December 31, 2020, the estimated future amortization expense for amortizable intangible assets placed in service is as follows:

Year ending December 31, 2021	$1,224
2022	1,224
2023	1,224
2024	1,224
2025	1,224
Thereafter	3,034

$9,154

9. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,
	2020	2019
Accrued promotions and marketing	$15,137	$11,653
Payroll and benefits related expenses	7,493	3,333
Shipping and handling costs	3,215	2,351
Accrued trade payable	2,782	2,087
VAT payable	1,927	1,654
Income tax payable	1,661	781
Accrued professional fees	380	254
Other accrued expenses	1,887	2,059

	$34,482	$24,172

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

10. DEBT

The table below details the outstanding balances on the Company’s credit facility and notes payable as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Credit facility	$25,000	$—

Notes payable
Term Loan	$—	$6,000
Term Loan 2017	—	10,875
Vehicle loans	56	76

	$56	$16,951

Current	22	4,020

Non-current	$34	$12,931

2020 Credit Facility

In May 2020, the Company entered into a five-year credit facility (“2020 Credit Facility”) with Wells Fargo consisting of a revolving line of credit, which provides for committed borrowings of $50 million and a $10 million non-committed accordion feature. Borrowings on the 2020 Credit Facility bear interest at rates based on either London InterBank Offered Rate (LIBOR) or a specified base rate, as selected periodically by the Company. The LIBOR-based loans bear interest at LIBOR plus a spread ranging from 1.00% to 1.50% per annum, with the spread in each case being based on the Company’s leverage ratio (as defined in the credit agreement). In addition, the Company is subject to an unused commitment fee ranging from 0.05% and 0.15% on the unused amount of the line of credit, with the rate being based on the Company’s leverage ratio (as defined in the credit agreement). The maturity date on the 2020 Credit Facility is May 12, 2025.

In December 2020, the Company drew down $25,000 on the 2020 Credit Facility. As of December 31, 2020, the Company had $25,000 outstanding, $25,000 undrawn and available as well as a $10,000 non-committed accordion feature under its 2020 Credit Facility.

Interest expense and unused commitment fee for the 2020 Credit Facility amounted to $42 and $22, respectively, for the year ended December 31, 2020. The effective interest rate was 1.15% as of December 31, 2020.

The 2020 Credit Facility is collateralized by substantially all of the Company’s assets.

The 2020 Credit Facility contains certain affirmative and negative covenants that, among other things, limit the Company’s ability to, subject to various exceptions and qualifications: (i) incur liens; (ii) incur additional debt; (iii) sell, transfer or dispose of assets; (iv) merge with or acquire other companies, (v) make loans, advances or guarantees; (vi) make investments; (vii) make dividends and distributions on, or repurchases of, equity; and (viii) enter into certain transactions with affiliates. The 2020 Credit Facility also requires the Company to maintain certain financial covenants including a maximum leverage ratio, a minimum fixed charge coverage ratio, and a minimum asset coverage ratio. As of December 31, 2020, the Company was compliant with all financial covenants.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

2016 Credit Facility

On August 9, 2016, the Company entered into a three-year credit facility (“2016 Revolver” or “2016 Credit Facility”) with JPMorgan Chase Bank, N.A (“Chase”). The Credit Facility provided for borrowings up to $30,000. Borrowings on the 2016 Credit Facility bear interest, at either London InterBank Offered Rate (LIBOR), plus 1.50% or prime rate. On December 31, 2018, the Company entered into an amendment to the 2016 Credit Facility which extended the maturity date to July 31, 2020, unless terminated prior by either party.

The Credit Facility was fully repaid during the year ended December 31, 2019. As of December 31, 2019, the Company had no amount outstanding and $30,000 available under the 2016 Credit Facility.

Interest expense for the 2016 Credit Facility amounted to $254 for the year ended December 31, 2019. Unused commitment fee for the 2016 Credit Facility amounted to $20 and $60 for the years ended December 31, 2020 and 2019, respectively. The effective interest rate was 4.43% as of December 31, 2019.

The 2016 Credit Facility was collateralized by the Company’s trade receivables and inventory. The borrowing base limitation is equivalent to (a) 85% of eligible accounts receivable as defined in the agreement and (b) 50% of eligible inventory as defined in the agreement.

The 2016 Credit Facility contained certain affirmative and negative covenants that, among other things, limited the Company’s ability to, subject to various exceptions and qualifications: (i) incur liens; (ii) incur additional debt; (iii) sell, transfer or dispose of assets; (iv) merge with or acquire other companies, (v) make loans, advances or guarantees; (vi) make investments; and (vii) enter into certain transactions with affiliates. The 2016 Credit Facility also required the Company to maintain certain financial covenants including a maximum leverage ratio and a minimum fixed charge coverage ratio. As of December 31, 2019, the Company was compliant with all financial covenants.

Term Loan

On August 9, 2016, the Company entered into a five-year term loan with JPMorgan Chase, N.A. (“Term Loan”). The total amount of the term loan is $10,000 which matures in August 2021. Principal payments are based on an increasing percentage of the initial loan amount varying from 2.5% to 5% and are made at the end of each quarter.

On April 25, 2017, the Company entered into a five-year term loan with JPMorgan Chase, N.A. (“Term Loan 2017”). The total amount of the term loan is $15,000 which matures in April 2022. Principal payments are based on an increasing percentage of the initial loan amount varying from 2.5% to 5% and are made at the end of each quarter.

The Term Loan and the Term Loan 2017 bears interest at LIBOR plus 1.50% and were collateralized by substantially all of the Company’s assets. In addition, the Term Loan and Term Loan 2017 were subject to the same affirmative, negative and financial covenants as the 2016 Credit Facility.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

In May 2020, the Company paid off its outstanding term loans in connection with entering into the 2020 Credit Facility.

Interest expense related to the Term Loan and Term Loan 2017 amounted to $188 and $734 for the years ended December 31, 2020 and 2019, respectively.

Vehicle Loans

The Company periodically enters into vehicle loans. Interest rate on these vehicle loans range from 4.56% to 5.68%. The Company is required to make principal payments of $2 on a monthly basis.

Aggregate principal payments on the notes payable for the next five years are as follows:

2021	$22
2022	19
2023	13
2024	2
2025	—

Total notes payable	$56

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,
	2020	2019
Contingent consideration liability (See Note 14)	$—	$16,400
Other liabilities	481	642

	$481	$17,042

12. COMMITMENTS AND CONTINGENCIES

Operating Leases—The aggregate minimum commitments for renting the office spaces under non-cancellable operating leases as of December 31 are as follows:

Years Ending December 31,	Minimum Commitment
2021	$1,120
2022	1,078
2023	219
2024	147
2025	48
Thereafter	—

$2,612

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

Rent expense on the leases included above amounted to $1,126 and $1,140 for the years ended December 31, 2020 and 2019, respectively, and is recorded within selling, general and administrative expenses in the accompanying consolidated statements of operations.

Contingencies:

Litigation—The Company may engage in various litigation in the ordinary course of business. The Company intends to vigorously defend itself in such matters and management, based upon the advice of legal counsel, is of the opinion that the resolution of these matters will not have a material effect on the consolidated financial statements. For the cases for which management believes that it is more likely than not that it will lose the case, a provision for legal settlements has been recorded. As of December 31, 2020, and 2019, the Company has not recorded any liabilities relating to legal settlements.

Business Risk—The Company imports finished goods predominantly from manufacturers located in South American and Southeast Asian countries. The Company may be subject to certain business risks due to potential instability in these regions.

Major Customers—The Company’s customers that accounted for 10% or more of total net sales and total accounts receivable were as follows:

	Net sales		Accounts receivable
	Year Ended December 31,		December 31,
	2020	2019	2020	2019
Customer A	35%	37%	22%	16%
Customer B	19%	26%	16%	21%

Major Suppliers—The Company’s suppliers that accounted for 10% or more of the Company’s purchases were as follows:

	Year Ended December 31,
	2020	2019
Supplier A	27%	28%
Supplier B	18%	16%
Supplier C	10%	14%

13. DERIVATIVE INSTRUMENTS

The Company accounts for derivative instruments in accordance with the ASC Topic 815, Derivatives and Hedging (ASC 815). These principles require that all derivative instruments be recognized at fair value on each balance sheet date unless they qualify for a scope exclusion as a normal purchases or sales transaction, which is accounted for under the accrual method of accounting. In addition, these principles permit derivative instruments that qualify for hedge accounting to reflect the changes in the fair value of the derivative instruments through earnings or stockholders’ equity as other comprehensive income on a net basis until the hedged item is settled and recognized in earnings, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The ineffective portion of a derivative instrument’s change in fair value is immediately recognized in earnings. As of December 31, 2020 and December 31, 2019, the Company did not have any derivative instruments that it had designated as fair value or cash flow hedges.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

The Company is subject to the following currency risks:

Inventory purchases from Brazilian and Malaysian manufacturers—In order to mitigate the currency risk on inventory purchases from its Brazilian and Malaysian manufacturers, which are settled in Brazilian Real (BRL) and Thai Bhatt (THB), the AMS subsidiary enters into a series of forward currency swaps to buy BRL and THB.

Intercompany transactions between AME and AMS—In order to mitigate the currency risk on intercompany transactions between AME and AMS, AMS enters into foreign currency swaps to buy/sell British Pounds (GBP).

Intercompany transactions with Canadian customer and vendors—In order to mitigate the currency risk on transactions with Canadian customer and vendors, AMI enters into foreign currency swaps to sell Canadian Dollars (CAD).

The Company was also subject to interest rate risk on its variable interest rate over the Term Loan 2017. On October 29, 2018 the Company entered into a swap agreement (ISDA) with JPMorgan Chase, N.A. to hedge part of its variable interest rate over the Term Loan 2017 listed in Note 10. The lock in rate was fixed at 3.08% and covered a notional amount of $10,875 as of December 31, 2019. The Company terminated the swap agreement in May 2020, in connection with the repayment of the outstanding Term Loan 2017 balance.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

The notional amount and fair value of all outstanding derivative instruments in the consolidated balance sheets consist of the following at:

December 31, 2020
Derivatives not designated as hedging instruments under ASC 815-20	Notional Amount	Fair Value	Balance Sheet Location
Assets
Foreign currency exchange contracts
Receive THB/sell USD	$8,730	$200	Derivative assets
Liabilities
Foreign currency exchange contracts
Receive BRL/sell USD	$29,329	$(3,817)	Derivative liabilities
Receive USD/pay GBP	15,298	(1,120)	Derivative liabilities
Receive USD/pay CAD	9,006	(427)	Derivative liabilities

December 31, 2019
Derivatives not designated as hedging instruments under ASC 815-20	Notional Amount	Fair Value	Balance Sheet Location
Assets
Foreign currency exchange contracts
Receive BRL/sell USD	$17,183	$617	Derivative assets
Receive THB/sell USD	3,911	33	Derivative assets
Receive GBP/pay USD	6,908	8	Derivative assets
Liabilities
Foreign currency exchange contracts
Receive USD/pay GBP	$10,970	$(743)	Derivative liabilities
Receive BRL/sell USD	16,108	(252)	Derivative liabilities
Receive USD/pay CAD	3,745	(109)	Derivative liabilities

The amount of realized and unrealized gains and losses and consolidated statements of operations and comprehensive income location of the derivative instruments as of December 31, 2020 and 2019 are as follows:

	2020	2019
Unrealized loss on derivative instruments	$(4,718)	$(1,233)

Location	Unrealized loss on derivative instruments	Unrealized loss on derivative instruments

Foreign currency gain / (loss)	$6,765	$(615)

Location	Foreign currency gain	Foreign currency gain

The Company applies recurring fair value measurements to its derivative instruments in accordance with ASC Topic 820, Fair Value Measurements (ASC 820). In determining fair value, the Company used a market approach and incorporates the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable internally developed inputs.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

14. FAIR VALUE MEASUREMENTS

ASC 820 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. Based upon observability of the inputs used in valuation techniques, the Company’s assets and liabilities are classified as follows:

Level 1—Quoted market prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes internally developed models and methodologies utilizing significant unobservable inputs.

Forward currency swap contracts—The Company’s valuation methodology for forward currency swap contracts is based upon third-party institution data.

Contingent consideration liability—The Company utilized a probability weighted scenario-based model to determine the fair value of the contingent consideration.

The Company’s fair value hierarchy for those assets (liabilities) measured at fair value on a recurring basis at December 31, 2020 and 2019, is as follows:

	Level 1	Level 2	Level 3	Total
		Forward Currency Swaps/Contracts	Contingent consideration liability
2020	$—	$(5,164)	$—	$(5,164)

2019	$—	$(446)	$(16,400)	$(16,846)

In connection with the Company’s acquisition of Runa, the Company was obligated to pay contingent payments to Runa’s former shareholders only if a certain growth rate is achieved. Assuming the revenue growth is achieved, the former shareholders could elect for payment to be calculated based on quarterly data available between December 2021 and December 2022, as follows: 49% of the product of (a) the net revenue for the trailing 12 calendar months and (b) a specified multiple, which is contingent on the revenue growth achieved since December 31, 2017. Per the acquisition agreement, the contingent payment cannot exceed $51,500. If a certain revenue growth rate is not achieved, the Company is not required to pay any contingent payment. The Company does not believe that the Runa business will achieve the growth targets required and thus expect that the contingent consideration will be zero at December 2022.

The fair value of contingent consideration of $15,700 determined on the acquisition date in 2018 was initially recognized as a liability and then subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of operating expenses in the accompanying consolidated statements of operations.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

The contingent consideration liability related to the acquisition of Runa LLC was considered a Level 3 liability, as the fair value was determined based on significant inputs not observable in the market, and recorded within other long-term liabilities in the accompanying consolidated balance sheets. The Company estimated the fair value of the contingent consideration liability based on a probability-weighted present value of various future cash payment outcomes using a Monte Carlo simulation. The technique considered the following unobservable inputs as of each valuation date:

•	The probability and timing of achieving the specified milestones,

•	Revenue performance expectations, and

•	Market-based discount rates

Based on updated revenue performance expectations during the earn-out period for Runa LLC, the Company remeasured the contingent consideration to zero at December 31, 2020. The $16,400 decrease in the liability is included as a component of operating expenses in the accompanying consolidated statements of operations for the year ended December 31, 2020.

The following table presents the change in contingent consideration liability during the twelve months ended December 31, 2020 and 2019:

	2020	2019
Balance at beginning of the period	$(16,400)	$(15,700)
Change in fair value of contingent consideration	16,400	(700)

Ending balance	$—	$(16,400)

There were no transfers between any levels of the fair value hierarchy for any of the Company’s fair value measurements.

15. STOCKHOLDERS’ EQUITY

Common and Treasury Stock—Each share of common stock entitles its holder to one vote on matters required to be voted on by the stockholders of the Company and to receive dividends, when and if declared by the Company’s Board of Directors.

As of December 31, 2020 and 2019, the Company held 2,229 and 465 shares, respectively, in treasury stock and had 8,535 and 7,899 shares, respectively, of common stock reserved for issuance upon the conversion of outstanding warrants and stock options.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

Warrants—The following table summarizes warrant activity as of and for the years ended December 31, 2020 and 2019:

	Exit Warrants (a)	Service Warrants (b)	Total Warrants	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in Years)
Outstanding - January 1, 2020	627	272	899	$0.01	0.6
Granted	—	—	—	—	—
Exercised	—	255	255	0.01	—
Expired	564	17	581	—	—

Outstanding - December 31, 2020	63	—	63	$0.01	0.75

Exercisable - December 31, 2020	—	—	—	—	—

Outstanding - January 1, 2019	972	272	1,244	$0.02	0.1
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Expired	345	—	345	—	—

Outstanding - December 31, 2019	627	272	899	$0.01	0.6

Exercisable - December 31, 2019	—	272	272	$0.01	1.0

(a)

As of December 31, 2020 and 2019, the Company has exit warrants to purchase 63 and 627, respectively, shares of common stock at a weighted-average exercise price of $0.015 per share outstanding to certain investors. These exit warrants, expire upon the earlier of 10 years from the date of grant or the occurrence of a liquidity event, as defined in the warrant agreements. The warrants, which were issued in connection with the sale of common stock, only vest when proceeds from a liquidity event provide an annual internal rate of return of less than 30%.

(b)

As of December 31, 2020 and 2019, the Company has warrants to purchase 0 and 272 shares of common stock at an exercise price of $0.01 per share outstanding to several individuals for the performance of certain marketing services. Such warrants are fully vested and expire in 10 years from the date of grant.

Stock Options—The stockholders of the Company approved the adoption of the Company’s 2014 Stock Option and Restricted Stock Plan (the “Stock Option Plan”). The Stock Option Plan allowed for a maximum of 8% of the sum of the Available Equity defined as the sum of (i) the total then outstanding shares of common shares and (ii) all available stock option (i.e., granted and outstanding stock options and stock options not yet granted). Under the terms of the Stock Option Plan, the Company may grant employees, directors, and consultants stock options and restricted stock awards and has the authority to establish the specific terms of each award, including exercise price, expiration, and vesting. Generally, stock options issued pursuant to the Stock Option Plan must contain exercise prices no less than the fair value of the Company’s common stock on the date of grant and have a ten-year contractual term. As of December 31, 2020 and 2019, there were 1,199 and 3,061 shares, respectively, of common stock reserved for future issuance pursuant to the Stock Option Plan. All shares awarded due to exercise of stock options are newly issued.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

The Company recognized stock-based compensation expense of $1,517 and $2,227 for the years ended December 31, 2020 and 2019, respectively, in selling, general, and administrative expenses.

Awards with Service-based Vesting Conditions

Most of stock option awards granted under the Stock Option Plan vest based on the continuous service. Generally, the 50% of the stock options granted vest over the two years and 50% of the stock options granted vest over the four years. The following table summarizes the service-based stock option activity during the year ended December 31, 2020:

	Number of Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per option)	(in years)	(in thousands)
Outstanding—December 31, 2019	5,726	$4,398
Granted	1,954	4,631
Exercised	(390)	2,270
Forfeited	(242)	4,631

Outstanding—December 31, 2020	7,048	$4,573	8.1	$877

Exercisable—December 31, 2020	4,331	$4,536	7.4	$877

The weighted average grant-date fair value of the service-based stock option awards granted during the years ended December 31, 2020 and 2019 was $1,613 per option and $1,393 per option, respectively. The aggregate intrinsic value of service-based stock options exercised was $856 and $0 for the years ended December 31, 2020 and 2019, respectively. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for all stock options that had exercise prices lower than the fair value of the Company’s common stock.

In December 2019, the Board of Directors of the Company approved a one-time repricing of 4,127 outstanding service-based stock options for 53 grantees. In addition, the Company extended the expiration date of the modified stock options with the contractual term being 10 years from the date of the modification, while all other modified option terms remained the same. As a result of that option modification, the Company recognized incremental compensation expense of $408 and $1,608 for the years ended December 31, 2020 and 2019, respectively.

The fair value of the service-based stock options granted in 2020 and 2019 pursuant to the Stock Option Plan as well as the fair value of the modified in 2019 stock options was estimated on a grant or on a modification date using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes option-pricing model were as follows:

	2020	2019
Weighted average expected term	5.6 years	6.4 years
Weighted average expected volatility	40%	30%
Weighted average risk-free interest rate	0.45%	1.80%
Weighted average expected dividend yield	0%	0%

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

Expected Term: Represents the period that the stock-based awards are expected to be outstanding based on a contractual term and service conditions specified for the awards. The Company estimated the expected term of the options with service conditions in accordance with the “simplified” method as defined in ASC 718, which enables the use of a practical expedient for “plain vanilla” share options.

Expected Volatility: The Company has historically been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, the Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the expected term of the options.

Risk-free Interest Rate: The risk-free interest rate was based on the yield, as of the option valuation date, by reference to the U.S. Treasury yield curve in effect at the time of the grant or the modification of the award for time periods equal to the expected term of the award.

Dividend Yield—The Company does not anticipate declaring a dividend over the expected term. As such, the dividend yield has been estimated to be zero.

Fair Value of Common Stock—Because there has been no public market for the Company’s common stock, the board of directors has determined the estimated fair value of the common stock at the time of grant of options by considering valuations performed by an independent third-party valuation specialist, which considers a number of objective and subjective factors including valuations of comparable companies, operating and financial performance, the lack of liquidity of capital stock, the likelihood of achieving an initial public offering and general and industry specific economic outlook. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The third-party common stock valuations were prepared using a combination of the income approach and market approach.

As of December 31, 2020, there was $2,616 of total unrecognized compensation cost related to unvested service-based stock options, which is expected to be recognized over a weighted-average service period of 2.2 years.

Awards with Performance and Market-based Vesting Conditions

During the year ended December 31, 2020, the Company awarded options for the purchase 150 shares of common stock of the Company containing a performance-based vesting condition, subject to achievement of various performance goals by the end of 2025, including revenue and gross margin targets. In addition, during the year ended December 31, 2019, the Company awarded options to purchase 1,274 shares of common stock of the Company containing performance and market vesting conditions, such as option vesting upon occurrence of an initial public offering (“IPO”) or other qualifying liquidity event and upon achieving predetermined equity value of the Company at a time of the IPO or other qualifying liquidity event.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

The following table summarizes the stock option activity during the year ended December 31, 2020:

	Number of Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per option)	(in years)	(in thousands)
Outstanding—December 31, 2019	1,274	$4,631
Granted	150	4,631
Exercised	—	—
Forfeited	—	—

Outstanding—December 31, 2020	1,424	$4,631	8.8	$—

None of the stock options included in the table above are exercisable at December 31, 2020.

The fair value of the awards with performance-based vesting condition was estimated using the Black-Scholes option-pricing model used for the Company’s service-based stock options and assumed that performance goals will be achieved. If such performance conditions are not met, no compensation cost is recognized and any recognized compensation cost is reversed. The grant-date fair value of the stock options with performance-based vesting condition granted during the year ended December 31, 2020 was $2,077 per option. There were no stock options with performance-based vesting condition granted during the year ended December 31, 2019.

In December 2020, the Board of Directors of the Company approved a one-time modification of the options to purchase 1,274 shares of common stock containing both a performance and market vesting conditions to reduce the equity value required to be achieved at the time of the IPO or other qualifying liquidity event. All other option terms remained the same. In connection with the modification, the Company revalued the options using a Barrier option valuation model which resulted in a fair value of $961 per option. There was no incremental compensation expense recognized in connection with the modification during the year ended December 31, 2020, as the attainment of the performance and market vesting conditions was not probable. The assumptions used to revalue the performance and market-based stock option grants were as follows:

Weighted average expected term	2.44 years
Weighted average expected volatility	40%
Weighted average risk-free interest rate	0.16%
Weighted average expected dividend yield	0%

Expected Term: The period of time for which the stock option awards are expected to be outstanding until exercise and considers time until expected liquidity event.

Expected Volatility: The Company has historically been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, the Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the expected term of the options.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

Risk-free Interest Rate: The risk-free interest rate is based on the yield, as of the option valuation date, by reference to the U.S. Treasury yield curve in effect at the time of the grant or the modification of the award for time periods equal to the expected term of the award.

Dividend Yield—The Company does not anticipate declaring a dividend over the expected term. As such, the dividend yield has been estimated to be zero.

As of December 31, 2020, the unrecognized stock-based compensation cost related to the stock options for which performance-based vesting conditions are probable of being achieved was $265, expected to be recognized over the period of approximately 5 years. As of December 31, 2020, total unrecognized compensation cost related to the unvested stock option awards containing performance and market vesting conditions was $1,225, which will be recognized when attainment of the performance and market vesting conditions becomes probable.

16. Income Taxes

The domestic and foreign components of the Company’s income before income taxes are as follows:

	2020	2019
Domestic	$33,412	$7,835
Foreign	10,188	3,566

Income before income taxes	$43,600	$11,401

The income tax expense for the years ended December 31, 2020 and 2019, consist of the following:

	2020	2019
Current
Federal	$1,871	$1,374
State and local	886	610
Foreign	1,875	848

	4,632	2,832

Deferred
Federal	$4,884	$(447)
State and local	1,403	(380)
Foreign	(5)	(26)

	6,282	(853)

Total	$10,914	$1,979

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

The reconciliation of the U.S. federal statutory rate to the Company’s effective rate is as follows:

	2020	2019
Income tax benefit using U.S. federal statutory rate	21.0%	21.0%
State and local taxes. net of U.S. federal income tax benefit	4.7%	1.8%
Global intangible low-taxed income	2.7%	3.7%
Tax attribute expiration	1.5%	3.0%
Permanent differences	-0.1%	0.5%
Foreign rate differential	-0.4%	-0.8%
Foreign derived intangible income	-0.8%	-2.5%
Valuation allowance	-1.2%	0.6%
Return to provision	0.3%	-4.5%
Tax credits	-2.7%	-3.7%
Other	0.0%	-1.7%

Provision for income taxes	25.0%	17.4%

Deferred tax assets and liabilities at December 31, 2020 and 2019, consist of the following:

	2020	2019
Deferred Tax Assets:
Inventory reserves	$494	$1,109
Reserves and accruals	266	1,140
Stock based compensation	2,338	2,136
Net operating loss carryforwards	4,820	4,956
Charitable contributions carryforward	968	1,645
Intangibles	—	276
Deferred revenue	52	91
Other—Net	8	502

Subtotal	8,946	11,855
Valuation Allowance	(5,075)	(5,510)

Total deferred tax assets	3,871	6,345

Deferred Tax Liabilities
Prepaid insurance	(79)	(56)
Intangibles	(3,810)	—
Fixed assets	(324)	(349)

Total deferred tax liabilities	(4,213)	(405)

Net deferred tax assets (liability)	$(342)	$5,940

A valuation allowance of $4,820 and $4,944 was recorded against the non-US deferred tax asset balance as of December 31, 2020 and 2019, respectively. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of December 31, 2020 and 2019, management determined that there is sufficient positive evidence to conclude that it is more likely than not that the US deferred taxes are realizable with the exception of a portion of the charitable contribution deferred tax asset in which a

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

valuation allowance for $255 was recorded as of December 31, 2020 and $566 as of December 31, 2019. A valuation allowance has been established against the net operating loss carryforwards which has been generated by our foreign jurisdictions.

As of December 31, 2020 and 2019, the Company had US state and net operating loss carryforwards of $0 and $156, respectively. These US state net operating loss carryforwards start to expire in 2030. As of December 31, 2020 and 2019, the Company had net operating loss carryforwards related to foreign operations of $22,290 and $22,290, respectively. These net operating loss carryforwards have various lives ranging from 10 years to indefinite carryforward periods.

As of December 31, 2020 and 2019, there were no liabilities for income tax uncertainties recorded in the Company’s consolidated balance sheets. The Company did not recognize any interest on penalties related to income tax uncertainties in its consolidated balance sheets or consolidated statements of operations and comprehensive income for years ended December 31, 2020 and 2019. The Company is subject to income tax examinations by the IRS and various state and local jurisdictions for the open tax years between December 31, 2017 and December 31, 2020.

As of December 31, 2019, income taxes on undistributed earnings of the Company’s subsidiaries have not been provided for as the Company planned to indefinitely reinvest these amounts, had the ability to do so, and the cumulative undistributed foreign earnings were not material.

As of December 31, 2020, income taxes on undistributed earnings of the Company’s foreign subsidiaries have not been provided for as the Company plans to indefinitely reinvest these amounts. The cumulative undistributed foreign earnings were not material as of December 31, 2020.

The COVID-19 pandemic has a global reach, and many countries are introducing measures that provide relief to taxpayers in a variety of ways. On March 27, 2020, President Trump signed the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) into law to support businesses during the COVID-19 pandemic, which included deferment of the employer portion of certain payroll taxes, refundable payroll tax credits, and technical amendments to tax depreciation methods for qualified improvement property. Under ASC 740, entities are required to recognize the financial statement effects of new tax legislation upon enactment, which in the U.S. federal jurisdiction is the date the President signs the Bill into law. Accordingly, the enactment requires the recognition of the financial statement impacts of the new federal income tax law in the period that includes March 27, 2020. The CARES Act did not have a material impact on the Company’s income tax provision for the year ended December 31, 2020.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

17. Earnings Per Share

Basic and diluted earnings per share is calculated as follows:

	Year Ended December 31,
	2020	2019
Numerator:

Net income attributable to AMI	$32,660	$9,417
Denominator:
Weighted-average number of common shares used in earnings per share—basic	128,574	125,206
Effect of conversion of stock options	241	404

Weighted-average number of common shares used in earnings per share—diluted	128,815	125,610

Earnings per share—basic	$254.02	$75.21

Earnings per share—diluted	$253.54	$74.97

The vested service warrants are exercisable for little consideration and all necessary conditions have been satisfied. Accordingly, the calculation of weighted average common shares outstanding includes vested service warrants, exercisable for a value of $0.01, which consisted of 10 and 272 weighted number of service warrants as of December 31, 2020 and 2019, respectively.

The exit warrants, which expire upon a liquidity event and only vest when proceeds from a liquidity event provide an annual internal rate of return of less than 30%, were not considered in the basic and diluted earnings per share, as the contingency of a liquidity event has not occurred during the years ended December 31, 2020 and 2019.

The following potentially dilutive securities, prior to the use of the treasury stock method, have been excluded from the computation of diluted weighted-average number of common shares outstanding, as they would be anti-dilutive:

	December 31,
	2020	2019
Options to purchase common stock	8,175	10,736

18. Employee Benefit Plan

Employees of the Company may participate in a defined contribution plan which qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute into a traditional plan with pretax salary or into a Roth plan with after tax salary up to statutory limits. The Company matches contributions up to 3% of each employee’s earnings, which vest over 2 years. Matching contributions were $372 and $329 for the years ended December 31, 2020 and 2019, respectively.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

19. Segment Reporting

The Company has two operating and reportable segments:

•

Americas—The Americas segment is comprised primarily of US and Canada and derives its revenues from the marketing and distribution of various coconut water and non-coconut water products (e.g., oil and milk). AMI’s Guayusa leaf products (Runa) and aluminum bottle canned water (Ever & Ever) are marketed only in the Americas segment.

•

International—The International segment is comprised primarily of Europe, Middle East, and Asia Pacific, which includes the Company’s procurement arm, and derives its revenues from the marketing and distribution of various coconut water and non-coconut water products.

The Company’s Co-CEOs are the chief operating decision makers and evaluate segment performance primarily based on net sales and gross profit. All intercompany transactions between the segments have been eliminated.

Information about the Company’s operations by operating segment as of and for the years ended December 31, 2020 and 2019 is as follows:

	December 31, 2020
	Americas	International	Consolidated
Net sales	$262,899	$47,745	$310,644
Gross profit	90,256	14,602	104,858
Total segment assets	139,452	44,409	183,861

	December 31, 2019
	Americas	International	Consolidated
Net sales	$237,415	$46,534	$283,949
Gross profit	80,718	12,270	92,988
Total segment assets	123,296	22,801	146,097

Reconciliation	2020	2019
Total gross profit	$104,858	$92,988
Less:
Selling, general and administrative expenses	74,401	78,917
Change in fair value of contingent consideration	(16,400)	700

Income from operations	46,857	13,371
Less:
Unrealized loss on derivative instruments	4,718	1,233
Foreign currency/(loss)	(1,848)	(201)
Interest income	(404)	(225)
Interest expense	791	1,163

Net income before provision for income taxes	43,600	11,401

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

Geographic Data:

The following table provides information related to the Company’s net revenues by country, which is presented on the basis of the location that revenue from customers is recorded:

Year Ended December 31,	2020	2019
United States	$262,899	$237,415
All other countries(1)	47,745	46,534

Net sales	$310,644	$283,949

(1)	No individual country is greater than 10% of total net sales for the years ended December 31, 2020 and 2019.

The following table provides information related to the Company’s property and equipment, net by country:

Year Ended December 31,	2020	2019
United States	$1,186	$1,457
Ecuador	953	956
Singapore	445	683
All other countries(1)	296	303

Property and equipment, net	$2,880	$3,399

(1)	No individual country is greater than 10% of total property and equipment, net as of December 31, 2020 and 2019.

20. Related-Party Transactions

Management Fees—The Company is subject to an arrangement with one of its stockholders for as long as such stockholder holds at least 5% of the Company’s capital stock. Pursuant to the terms of the amended arrangement, the Company is required to make fixed annual management fee payments of $281.

Loan to Employee—On September 18, 2019 the Company extended a five year promissory note of $17,700 to its newly appointed President, in order for him to buy 3,822 shares of All Market Inc.’s common stock in conjunction with his employment agreement. The interest on the note accrues annually at a rate of 1.78% with principal balance due at maturity. The purchase of the AMI shares occurred simultaneously with the commencement of the loan, as a result no funds were actually disbursed by AMI. The purchased AMI shares are pledged as collateral to the loan until full repayment of the principal balance. On May 18, 2020, the Company amended the interest rate on the note to 0.58%.

Distribution Agreement with Shareholder – On October 1, 2019 the Company entered into a distribution agreement with one of its stockholders, which currently extends through December 31, 2021. The distribution agreement grants the stockholder the right to sell, resell and distribute designated products supplied by the Company within a specified territory. The amount of revenue

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands)

recognized related to this distribution agreement was $5,294 and $7,155 for the years ended December 31, 2020 and 2019, respectively. The amounts due from the stockholder in Accounts Receivable, net were $575 and $139 as of December 31, 2020 and 2019, respectively. Related to this distribution arrangement, the Company and the stockholder have a service agreement where the Company shares in the compensation costs of the stockholder’s employee managing the China market. The Company recorded $132 and $46 for the years ended December 31, 2020 and 2019, respectively, in selling, general, and administrative expense for this service agreement.

21. Subsequent Events

The Company evaluated its consolidated financial statements for subsequent events through July 16, 2021, the date the consolidated financial statements were available to be issued.

In January 2021, the Company entered into a Stock Purchase Agreement with RW VC S.a.r.l, f/k/a Vita Coco S.a.r.l (the “Seller”). The Company repurchased 11,411 shares of its own common stock from the Seller at a purchase price of $4,382 per share, or an aggregate purchase price of approximately $50,000.

In May 2021, the Company amended its 2020 Credit Facility with Wells Fargo to (i) increase the availability of its committed borrowings on the 2020 Credit Facility to $60,000 from $50,000, (ii) extend the maturity date to May 21, 2026, and (iii) adjusted the spread on the LIBOR-based loans to a range of 1.00% to 1.75% depending on debt leverage.

In addition, in May 2021, the Company also entered into a Term Commitment Note with Wells Fargo (“2021 Term Loan”) pursuant to the terms of the Credit Agreement entered into in connection with the 2020 Credit Facility. The 2021 Term Loan provides the Company with borrowings of $30,000. The Company bears interest on the 2021 Term Loan at the same rate as the 2020 Credit Facility. The Company is required to repay the principal on the 2021 Term Loan in quarterly installments, commencing on October 1, 2021 through maturity date of May 21, 2026.

******

ALL MARKET INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in thousands, except share data)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$19,488	$72,181
Accounts receivable, net of allowance of $1,233 at June 30, 2021, and $1,211 at December 31, 2020	62,343	30,504
Inventory	46,621	31,967
Supplier advances	987	1,190
Derivative assets	—	200
Prepaid expenses and other current assets	22,030	23,105

Total current assets	151,469	159,147
Property and equipment, net	2,484	2,880
Goodwill	7,791	7,791
Intangible assets, net	8,544	9,154
Supplier advances	2,925	2,925
Other assets	1,936	1,964

Total assets	$175,149	$183,861

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$24,139	$15,837
Accrued expenses	47,341	34,482
Notes payable, current	3,244	22
Derivative liabilities	1,949	5,364

Total current liabilities	76,673	55,705
Credit facility	8,000	25,000
Notes payable	26,840	34
Deferred tax liability	347	342
Other long-term liabilities	275	481

Total liabilities	112,135	81,562
Commitments and contingencies (Note 7)
Stockholders’ equity:
Common stock, $0.01 par value; 1,000,000 shares authorized; 130,115 and 130,110 shares issued at June 30, 2021 and December 31, 2020, respectively 116,475 and 127,881 shares outstanding at June 30, 2021 and December 31, 2020, respectively	1	1
Additional paid-in capital	102,471	101,440
Loan to stockholder	(17,751)	(17,700)
Retained earnings	37,796	28,354
Accumulated other comprehensive loss	(637)	(949)
Treasury stock, 13,640 shares at cost as of June 30, 2021, and 2,229 shares at cost as of December 31, 2020	(58,928)	(8,925)

Total stockholders’ equity attributable to AMI	62,952	102,221
Noncontrolling interests	62	78

Total stockholders’ equity	63,014	102,299

Total liabilities and stockholders’ equity	$175,149	$183,861

See accompanying notes to the condensed consolidated financial statements.

ALL MARKET INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands, except for share and per share data)

	Six Months Ended June 30,
	2021	2020
Net sales	$177,260	$153,806
Cost of goods sold	124,200	100,872

Gross profit	53,060	52,934

Operating expenses
Selling, general and administrative	41,222	36,401

Income from operations	11,838	16,533

Other income (expense)
Unrealized gain/(loss) on derivative instruments	3,214	(7,396)
Foreign currency gain/(loss)	(1,530)	362
Interest income	73	183
Interest expense	(192)	(752)

Total other expense	1,565	(7,603)

Income before income taxes	13,403	8,930
Income tax expense	(3,981)	(2,352)

Net income	$9,422	$6,578
Net income/(loss) attributable to noncontrolling interest	(20)	11

Net income attributable to AMI	$9,442	$6,567
Net income attributable to AMI per common share
Basic	$80.45	$50.99

Diluted	$79.79	$50.87

Weighted-average number of common shares outstanding
Basic	117,360	128,796

Diluted	118,335	129,092

See accompanying notes to the condensed consolidated financial statements.

ALL MARKET INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in thousands)

	Six Months Ended June 30,
	2021	2020
Net income	9,422	6,578
Other comprehensive income:
Foreign currency translation adjustment	316	(845)

Total comprehensive income including noncontrolling interest	9,738	5,733
Net income (loss) attributable to noncontrolling interest	(20)	11
Foreign currency translation adjustment attributable to noncontrolling interest	4	2

Total comprehensive income (loss) attributable to noncontrolling interest	(16)	13

Total comprehensive income attributable to AMI	$9,754	$5,720

See accompanying notes to the condensed consolidated financial statements

ALL MARKET INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF NON-CONTROLLING INTERESTS

AND STOCKHOLDERS’ EQUITY

(UNAUDITED)

(Amounts in thousands)

	Common Stock		Common Stock with Exit Warrants		Total Common Stock		Additional Paid-In Capital	Loan to Shareholder	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income / (Loss)	Treasury Stock		Total Stockholders’ Equity Attributable to AMI	Non- controlling Interest in Subsidiary	Total Stockholders’ Equity
	Shares	$ Amount	Shares	$ Amount	Shares	$ Amount					Shares	Amount

Balance at December 31, 2019	111,634	$1	17,831	$—	129,465	$1	$99,038	(17,700)	$(4,306)	$(1,295)	465	$(1,985)	$73,753	$46	$73,799

Net income	—	—	—	—	—	—	—	—	6,567	—	—	—	6,567	11	6,578
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	694	(4,239)	(4,239)	—	(4,239)
Loan to Shareholder	—	—	—	—	—	—	—	(133)	—	—	—	—	(133)	—	(133)
Stock-based compensation expense	—	—	—	—	—	—	827	—	—	—	—	—	827	—	827
Exercise of stock options	360	—	—	—	360	—	825	—	—	—	—	—	825	—	825
Exercise of service warrants	255	—	—	—	255	—							—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(847)	—	—	(847)	2	(845)

Balance at June 30, 2020	112,249	$1	17,831	$—	130,080	$1	$100,690	$(17,833)	$2,261	$(2,142)	1,159	$(6,224)	$76,753	$59	$76,812

ALL MARKET INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF NON-CONTROLLING INTERESTS

AND STOCKHOLDERS’ EQUITY (CONTINUED)

(UNAUDITED)

(Amounts in thousands)

	Common Stock		Common Stock with Exit Warrants		Total Common Stock		Additional Paid-In Capital	Loan to Shareholder	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income / (Loss)	Treasury Stock		Total Stockholders’ Equity Attributable to AMI	Non- controlling Interest in Subsidiary	Total Stockholders’ Equity
	Shares	$ Amount	Shares	$ Amount	Shares	$ Amount					Shares	Amount
Balance at December 31, 2020	112,279	$1	17,831	$—	130,110	$1	$101,440	(17,700)	$28,354	$(949)	2,229	$(8,925)	$102,221	$78	$102,299

Net income	—	—	—	—	—	—	—	—	9,442	—	—	—	9,442	(20)	9,422
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	11,411	(50,003)	(50,003)	—	(50,003)
Loan to Shareholder	—	—	—	—	—	—	—	(51)	—	—	—	—	(51)	—	(51)
Stock-based compensation expense	—	—	—	—	—	—	1,012	—	—	—	—	—	1,012	—	1,012
Exercise of stock options	5	—	—	—	5	—	19	—	—	—	—	—	19	—	19
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	312	—	—	312	4	316
Balance at June 30, 2021	112,284	$1	17,831	$—	130,115	$1	$102,471	$(17,751)	$37,796	$(637)	13,640	$(58,928)	$62,952	$62	$63,014

See accompanying notes to the condensed consolidated financial statements.

ALL MARKET INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income	9,422	6,578
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,044	1,028
(Gain)/Loss on disposal of equipment	42	(14)
Bad debt expense	66	38
Unrealized (gain)/loss on derivative instruments	(3,214)	7,396
Stock-based compensation	1,012	827
Impairment of intangible assets	—	90
Deferred tax expense	5	—
Changes in operating assets and liabilities:
Accounts receivable	(31,930)	(24,512)
Inventory	(14,639)	9,185
Prepaid expenses and other assets	1,245	(4,361)
Accounts payable, accrued expenses, and other long-term liabilities	20,968	17,616
Net advances to suppliers	207	(3,250)

Net cash provided by (used in) operating activities	(15,772)	10,621

Cash flows from investing activities:
Cash paid for property and equipment	(84)	(173)
Proceeds from sale of property and equipment	—	14

Net cash (used in) investing activities	(84)	(159)

Cash flows from financing activities:
Proceeds from exercise of stock options/warrants	19	825
Borrowings on credit facility	13,000	15,952
Repayments of borrowings on credit facility	(30,000)	(15,952)
Cash received (paid) on notes payable	30,029	(16,885)
Cash paid to acquire treasury stock	(50,003)	(4,239)

Net cash used in financing activities	(36,955)	(20,299)

Effects of exchange rate changes on cash and cash equivalents	118	(212)

Net decrease in cash and cash equivalents	(52,693)	(10,049)
Cash and cash equivalents at beginning of year	72,181	36,740

Cash and cash equivalents at end of the year	$19,488	$26,691

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$977	$485
Cash paid for interest	$88	$751

See accompanying notes to the condensed consolidated financial statements.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

All Market Inc. and subsidiaries (AMI or the “Company”) develops, markets, and distributes various coconut water products under the brand name, Vita Coco and for Retailers own brands, predominantly in the United States. Other products include coconut oil, coconut milk, coconut as a commodity, natural energy drink (under the brand name, Runa) and water (under the brand name, Ever & Ever).

The Company was incorporated in Delaware January 17, 2007. In 2018, the Company purchased certain assets and liabilities of Runa, which is marketed and distributed primarily in the United States.

The Company has nine wholly-owned subsidiaries including four wholly-owned Asian subsidiaries established between fiscal 2012 and 2015, one North American subsidiary established in 2015, as well as majority ownership in All Market Europe, Ltd. (AME) in the United Kingdom. AME was established in fiscal 2009 and has 100% ownership in two European subsidiaries established in 2015. The noncontrolling interest in AME represents minority stockholders’ proportionate share (1.3%) of the equity in AME. The noncontrolling interest is presented in the equity section of the Company’s condensed consolidated balance sheets. One of the wholly-owned Asian subsidiaries, All Market Singapore Pte Ltd (AMS), has 100% ownership in one subsidiary, established in 2018 in Ecuador.

Impact of the Covid-19 Pandemic

On March 11, 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak many jurisdictions, including those in which the Company has locations, have implemented measures to combat the outbreak, such as travel restrictions and shelter in place orders. The global spread and unprecedented impact of COVID-19 continues to create significant volatility, uncertainty and economic disruption.

The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s cash flow, business, financial condition, results of operations and prospects will depend on future developments, including the duration, spread and intensity of the pandemic (including any resurgences), impact of the new COVID-19 variants and the rollout of COVID-19 vaccines, and the level of social and economic restrictions imposed in the United States and abroad in an effort to curb the spread of the virus, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. The Company has experienced some impacts on inventory availability and delivery capacity since the outbreak which have impacted, at times, the Company’s ability to fully service its customers, including temporary facility shutdowns, local transportation interruptions, and general pressure on global shipping lines. The Company has taken measures to bolster key aspects of its supply chain and the Company continues to work with its supply chain partners to try to ensure its ability to service its customers. The Company has also seen significant cost inflation to global shipping costs and some inflationary pressures on other cost elements, only some of which have been covered by pricing actions to date. The Company is continuing to monitor the situation carefully to understand any future potential impact on its people and business. The Company is taking all necessary steps to protect its people and mitigate any risk to its business. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Company’s business, results of operations, financial condition or liquidity. Future events and effects related to COVID-19 cannot be determined with precision and actual results could significantly differ from estimates or forecasts.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

Unaudited interim financial information

The Company’s condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 10 of the Securities and Exchange Commission’s, Regulation S-X. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP, can be condensed or omitted. In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the Company’s financial information for the interim period presented. These interim results are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other interim period or for any other future year. The condensed consolidated balance sheet as of June 30, 2021 is unaudited and should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the fiscal year ended December 31, 2020.

During the six months ended June 30, 2021, there were no significant changes to the Company’s significant accounting policies as described in the Company’s audited consolidated financial statement as of and for the year ended December 31, 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The condensed consolidated financial statements include all the accounts of the wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation; the noncontrolling interest in consolidated subsidiaries presented in the accompanying condensed consolidated financial statements represents the portion of AME stockholders’ equity, which is not directly owned by the Company.

Use of Estimates

Preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management considers many factors in selecting appropriate financial accounting policies and controls in developing the estimates and assumptions that are used in the preparation of these condensed consolidated financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. The most significant estimates in the condensed consolidated financial statements relate to share-based

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

compensation, assessing long-lived assets for impairment, estimating the net realizable value of inventories, the determination of accounts receivables reserve, assessing goodwill for impairment, the determination of the value of trade promotions and assessing the realizability of deferred income taxes. Actual results could differ from those estimates.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of the offering. If an in-process equity financing is abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the condensed consolidated statements of operations. As of June 30, 2021, there was $715 of deferred offering costs capitalized and included in other current assets in the condensed consolidated balance sheets. There were no deferred offering costs capitalized as of December 31, 2020.

Concentration of Credit Risk

The Company’s cash and accounts receivable are subject to concentrations of credit risk. The Company’s cash balances are primarily on deposit with banks in the U.S. which are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250. At times, such cash may be in excess of the FDIC insurance limit. To minimize the risk, the Company’s policy is to maintain cash balances with high quality financial institutions and any excess cash above a certain minimum balance could be invested in overnight money market treasury deposits in widely diversified accounts. Substantially all of the Company’s customers are either wholesalers or retailers of beverages. A material default in payment, a material reduction in purchase from these or any large customers, or the loss of a large customer or customer groups could have a material adverse impact on the Company’s financial condition, results of operations, and liquidity. The Company is exposed to concentration of credit risk from its major customers for which two customers represented 54% and 55% of total net sales for the six months ended June 30, 2021 and 2020, respectively. In addition, the two customers also accounted for 41% and 38% of total accounts receivable as of June 30, 2021 and December 31, 2020, respectively. The Company has not experienced credit issues with these customers.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The update is associated with customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The amendments in this update require that a customer in a hosting arrangement that is a service contract follow the guidance in Subtopic 350-40 to determine which implementation costs should be capitalized as an asset and which costs should be expensed and states that any capitalized implementation costs should be expensed over the term of the hosting arrangement. The guidance is effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. The Company

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

adopted the guidance in this amendment using a prospective approach effective January 1, 2021 for the December 31, 2021 fiscal year. The Company is currently evaluating the update to determine the impact of adoption on the annual consolidated financial statements. The impact to the six months ended June 30, 2021 was not material.

Recently Issued Accounting Pronouncements

As a company with less than $1.07 billion of revenue during the last fiscal year, the Company qualifies as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act. This classification allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

3. REVENUE RECOGNITION

Revenues are accounted for in accordance with ASC 606. The Company disaggregates revenue into the following product categories:

•

Vita Coco Coconut Water—This product category consists of all branded coconut water product offerings under the Vita Coco labels, where the majority ingredient is coconut water. For these products, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue.

•

Private Label—This product category consists of all private label product offerings, which includes coconut water and oil. The Company determined the production and distribution of private label products represents a distinct performance obligation. Since there is no alternative use for these products and the Company has the right to payment for performance completed to date, the Company recognizes the revenue for the production of these private label products over time as the production for open purchase orders occurs, which may be prior to any shipment.

Other—This product category consists of all other products, which includes Runa, Ever & Ever and PWR LIFT product offerings, Vita Coco product extensions beyond coconut water, such as Vita Coco Sparkling, coconut milk products, and other revenue transactions (e.g., bulk product sales). For these products, control is transferred upon customer receipt, at which point the Company recognizes the transaction price for the product as revenue.

The Company excludes from revenues all taxes assessed by a governmental authority that are imposed on the sale of its products and collected from customers.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

Disaggregation of Revenue

The following table disaggregates net revenue by product type and reportable segment:

	Six Months Ended June 30, 2021
	Americas	International	Consolidated
Vita Coco Coconut Water	$104,405	$16,352	$120,757
Private Label	$40,485	$5,531	46,016
Other	$5,110	$5,377	10,487

Total	$150,000	$27,260	$177,260

	Six Months Ended June 30, 2020
	Americas	International	Consolidated
Vita Coco Coconut Water	$80,062	$13,363	$93,425
Private Label	$42,164	$6,379	48,543
Other	$7,874	$3,964	11,838

Total	$130,100	$23,706	$153,806

4. INVENTORY

Inventory consists of the following:

	June 30, 2021	December 30, 2020
Raw materials and packaging	$3,730	$2,771
Finished goods	$42,891	$29,196

Inventory	$46,621	$31,967

5. GOODWILL AND INTANGIBLE ASSETS

Goodwill and Intangible Assets, net consist of the following:

	June 30, 2021	December 31, 2020
Goodwill	$7,791	$7,791

All of the Company’s goodwill is associated with the acquisition of Runa, which was acquired in June 2018. The goodwill is allocated to the Americas reporting unit and is tax deductible.

	June 30, 2021			December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets, net
Trade names	$6,200	$(1,877)	$4,323	$6,200	$(1,567)	$4,633
Distributor relationships	6,000	(1,817)	$4,183	6,000	(1,517)	$4,483
Other	38	—	$38	38	—	$38

Total intangible assets subject to amortization	$12,238	$(3,694)	$8,544	$12,238	$(3,084)	$9,154

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

All the intangible assets, net as of June 30, 2021 and December 31, 2020 were associated with the acquisition of Runa, which was acquired in June 2018.

Amortization expense of $610 for the six months ended June 30, 2021 and 2020 were included in selling, general and administrative expenses on the condensed consolidated statements of operations.

As of June 30, 2020, the estimated future expense for amortizable intangible assets is as follows:

Year ending December 31,
2021 (excluding the six months ended June 30, 2021)	$614
2022	1,224
2023	1,224
2024	1,224
2025	1,224
Thereafter	3,034

$8,544

6. DEBT

The table below details the outstanding balances on the Company’s credit facility and notes payable as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
2020 Credit facility	$8,000	$25,000

Notes payable
2021 Term Loan	$30,000	$—
Vehicle loans	84	56

	$30,084	$56

Current	3,244	22

Non-current	$26,840	34

2020 Credit Facility

In May 2020, the Company entered into a five-year credit facility (“2020 Credit Facility”) with Wells Fargo consisting of a revolving line of credit. The 2020 Credit Facility was further amended in May 2021 and currently provides committed borrowings of $60 million. Borrowings on the 2020 Credit Facility bear interest at rates based on either London InterBank Offered Rate (LIBOR) or a specified base rate, as selected periodically by the Company. The LIBOR-based loans bear interest at LIBOR plus a spread ranging from 1.00% to 1.75% per annum, with the spread in each case being based on the Company’s leverage ratio (as defined in the credit agreement). In addition, the Company is subject to an unused commitment fee ranging from 0.05% and 0.15% on the unused amount of the line of credit, with the rate being based on the Company’s leverage ratio (as defined in the credit agreement). The maturity date on the 2020 Credit Facility is May 21, 2026.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

In December 2020, the Company drew down $25,000 on the 2020 Credit Facility. As of December 31, 2020, the Company had $25,000 outstanding, $25,000 undrawn and available as well as a $10,000 non-committed accordion feature under its 2020 Credit Facility. As of June 30, 2021, $8,000 was outstanding, $52,000 undrawn and available under its amended 2020 Credit Facility.

Interest expense and unused commitment fee for the 2020 Credit Facility amounted to $153 and $27 for the six months ended June 30, 2021 and 2020, respectively.

The 2020 Credit Facility is collateralized by substantially all the Company’s assets.

The 2020 Credit Facility contains certain affirmative and negative covenants that, among other things, limit the Company’s ability to, subject to various exceptions and qualifications: (i) incur liens; (ii) incur additional debt; (iii) sell, transfer or dispose of assets; (iv) merge with or acquire other companies, (v) make loans, advances or guarantees; (vi) make investments; (vii) make dividends and distributions on, or repurchases of, equity; and (viii) enter into certain transactions with affiliates. The 2020 Credit Facility also requires the Company to maintain certain financial covenants including a maximum leverage ratio, a minimum fixed charge coverage ratio, and a minimum asset coverage ratio. As of June 30, 2021, the Company was compliant with all financial covenants.

2021 Term Loan

In May 2021, the Company entered into a Term Commitment Note with Wells Fargo (“2021 Term Loan”) pursuant to the terms of the Credit Agreement entered into in connection with the 2020 Credit Facility. The 2021 Term Loan provides the Company with borrowings up to $30,000. The Company bears interest on the 2021 Term Loan at the same rate as the 2020 Credit Facility. The Company is required to repay the principal on the 2021 Term Loan in quarterly installments commencing on October 1, 2021 through maturity date of May 21, 2026.

The 2021 Term Loan is subject to the same affirmative, negative and financial covenants as the 2020 Credit Facility. As of June 30, 2021, the Company was compliant with all financial covenants.

Prior to entering into the 2021 Term Loan, the Company held two other Term Loans:

•

2016 Term Loan—On August 9, 2016, the Company entered into a five-year term loan with JPMorgan Chase, N.A. (“2016 Term Loan”). The total amount of the term loan is $10,000 which matures in August 2021. Principal payments are based on an increasing percentage of the initial loan amount varying from 2.5% to 5% and are made at the end of each quarter.

•

2017 Term Loan—On April 25, 2017, the Company entered into a five-year term loan with JPMorgan Chase, N.A. (“2017 Term Loan”). The total amount of the term loan is $15,000 which matures in April 2022. Principal payments are based on an increasing percentage of the initial loan amount varying from 2.5% to 5% and are made at the end of each quarter.

The 2016 Term Loan and the 2017 Term Loan bear interest at LIBOR plus 1.50% and were collateralized by substantially all of the Company’s assets. The 2016 Term Loan and 2017 Term Loan contained certain affirmative and negative covenants that, among other things, limited the Company’s ability to, subject to various exceptions and qualifications: (i) incur liens; (ii) incur additional debt; (iii) sell, transfer or dispose of assets; (iv) merge with or acquire other companies, (v) make loans, advances or guarantees; (vi) make investments; and (vii) enter into certain transactions with affiliates.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

The Term Loan and Term Loan 2017 also required the Company to maintain certain financial covenants including a maximum leverage ratio and a minimum fixed charge coverage ratio.

In May 2020, the Company paid off its 2016 Term Loan and the 2017 Term Loan in connection with entering into the 2020 Credit Facility.

Interest expense related to the 2016 Term Loan and 2017 Term Loan amounted to $188 for the six months ended June 30, 2020.

Vehicle Loans

The Company periodically enters into vehicle loans. Interest rate on these vehicle loans range from 4.56% to 5.68%. The Company is required to make principal payments of $2 on a monthly basis.

Aggregate principal payments on the notes payable for the next five years are as follows:

2021, six months remaining	2,158
2022	4,313
2023	4,307
2024	4,297
2025	4,295
Thereafter	10,714

Total notes payable	30,084

7. COMMITMENTS AND CONTINGENCIES

Operating Leases—The aggregate minimum commitments for renting the office spaces under non-cancellable operating leases as of June 30, 2021 are as follows:

Years Ending December 31,
2021, six months remaining	$573
2022	1,078
2023	219
2024	147
2025	48

$2,065

Rent expense on the leases included above amounted to $556 and $557 for the six months ended June 30, 2021 and 2020, respectively, and is recorded within selling, general and administrative expenses in the accompanying condensed consolidated statements of operations.

Contingencies:

Litigation—The Company may engage in various litigation in the ordinary course of business. The Company intends to vigorously defend itself in such matters and management, based upon the advice of legal counsel, is of the opinion that the resolution of these matters will not have a material effect on the condensed consolidated financial statements. For the cases for which management

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

believes that it is more likely than not that it will lose the case, a provision for legal settlements has been recorded. As of June 30, 2021 and December 31, 2020, the Company has not recorded any liabilities relating to legal settlements.

Business Risk—The Company imports finished goods predominantly from manufacturers located in South American and Southeast Asian countries. The Company may be subject to certain business risks due to potential instability in these regions.

Major Customers—The Company’s customers that accounted for 10% or more of total net sales and total accounts receivable were as follows:

	Net sales		Accounts receivable
	Six Months Ended June 30,		June 30, 2021	December 31, 2020
	2021	2020
Customer A	32%	36%	26%	22%
Customer B	22%	19%	15%	16%

Major Suppliers—The Company’s suppliers that accounted for 10% or more of the Company’s purchases were as follows:

	Six Months Ended June 30,
	2021	2020
Supplier A	21%	28%
Supplier B	14%	19%
Supplier C	5%	11%

8. DERIVATIVE INSTRUMENTS

The Company accounts for derivative instruments in accordance with the ASC Topic 815, Derivatives and Hedging (ASC 815). These principles require that all derivative instruments be recognized at fair value on each balance sheet date unless they qualify for a scope exclusion as a normal purchases or sales transaction, which is accounted for under the accrual method of accounting. In addition, these principles permit derivative instruments that qualify for hedge accounting to reflect the changes in the fair value of the derivative instruments through earnings or stockholders’ equity as other comprehensive income on a net basis until the hedged item is settled and recognized in earnings, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The ineffective portion of a derivative instrument’s change in fair value is immediately recognized in earnings. As of June 30, 2021 and December 31, 2020, the Company did not have any derivative instruments that it had designated as fair value or cash flow hedges.

The Company is subject to the following currency risks:

Inventory Purchases from Brazilian and Malaysian Manufacturers—In order to mitigate the currency risk on inventory purchases from its Brazilian and Malaysian manufacturers, which are settled in Brazilian Real (BRL), Malaysian Ringgit (MYR) and Thai Bhatt (THB), the AMS subsidiary enters a series of forward currency swaps to buy BRL, MYR and THB.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

Intercompany Transactions Between AME and AMS—In order to mitigate the currency risk on intercompany transactions between AME and AMS, AMS enters into foreign currency swaps to buy/sell British Pounds (GBP).

Intercompany Transactions with Canadian Customer and Vendors—In order to mitigate the currency risk on transactions with Canadian customer and vendors, AMI enters into foreign currency swaps to sell Canadian Dollars (CAD).

The Company was also subject to interest rate risk on its variable interest rate over the Term Loan 2017. On October 29, 2018 the Company entered into a swap agreement (ISDA) with JPMorgan Chase, N.A. to hedge part of its variable interest rate over the Term Loan 2017 listed in Note 6. The Company terminated the swap agreement in May 2020, in connection with the repayment of the outstanding Term Loan 2017 balance. The Company recorded $512 interest expense for the six months ended June 30, 2020 related to this swap agreement.

The notional amount and fair value of all outstanding derivative instruments in the condensed consolidated balance sheets consist of the following at:

June 30, 2021
Derivatives not designated as hedging instruments under ASC 815-20	Notional Amount	Fair Value	Balance Sheet Location
Liabilities
Foreign currency exchange contracts
Receive THB/sell USD	$13,050	$(558)	Derivative liabilities
Receive BRL/sell USD	$34,902	$(407)	Derivative liabilities
Receive USD/pay GBP	16,466	(594)	Derivative liabilities
Receive USD/pay CAD	8,000	(390)	Derivative liabilities

December 31, 2020
Derivatives not designated as hedging instruments under ASC 815-20	Notional Amount	Fair Value	Balance Sheet Location
Assets
Foreign currency exchange contracts
Receive THB/sell USD	$8,730	$200	Derivative assets
Liabilities
Foreign currency exchange contracts
Receive BRL/sell USD	$29,329	$(3,817)	Derivative liabilities
Receive USD/pay GBP	15,298	(1,120)	Derivative liabilities
Receive USD/pay CAD	9,006	(427)	Derivative liabilities

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

The amount of realized and unrealized gains and losses and condensed consolidated statements of operations and comprehensive income location of the derivative instruments for the six months ended June 30, 2021 and 2020 are as follows:

	Six Months Ended June 30,
	2021	2020
Unrealized gain/(loss) on derivative instruments	$3,214	$(7,396)

Location	Unrealized gain/(loss) on derivative instruments	Unrealized gain/(loss) on derivative instruments

Foreign currency gain / (loss)	$(1,530)	$362

Location	Foreign currency gain/(loss)	Foreign currency gain/(loss)

The Company applies recurring fair value measurements to its derivative instruments in accordance with ASC Topic 820, Fair Value Measurements (ASC 820). In determining fair value, the Company used a market approach and incorporates the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable internally developed inputs.

9. FAIR VALUE MEASUREMENTS

ASC 820 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. Based upon observability of the inputs used in valuation techniques, the Company’s assets and liabilities are classified as follows:

Level 1—Quoted market prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes internally developed models and methodologies utilizing significant unobservable inputs.

Forward Currency Swap Contracts—The Company’s valuation methodology for forward currency swap contracts is based upon third-party institution data.

Contingent Consideration Liability—The Company utilized a probability weighted scenario-based model to determine the fair value of the contingent consideration.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

The Company’s fair value hierarchy for those assets (liabilities) measured at fair value on a recurring basis at June 30, 2021 and December 31, 2020, is as follows:

	Level 1	Level 2	Level 3	Total
		Forward Currency Swaps/Contracts	Contingent consideration liability
June 30, 2021	$—	$(1,949)	$—	$(1,949)

December 31, 2020	$—	$(5,164)	$—	$(5,164)

In connection with the Company’s acquisition of Runa, the Company was obligated to pay contingent payments to Runa’s former shareholders only if a certain revenue growth rate is achieved. Assuming the revenue growth is achieved, the former shareholders could elect for payment to be calculated based on quarterly data available between December 2021 and December 2022, as follows: 49% of the product of (a) the net revenue for the trailing 12 calendar months and (b) a specified multiple, which is contingent on the revenue growth achieved since December 31, 2017. Per the acquisition agreement, the contingent payment cannot exceed $51,500. If a certain revenue growth rate is not achieved, the Company is not required to pay any contingent payment. The Company does not believe that the Runa business will achieve the growth targets required and thus expect that the contingent consideration will be zero at December 2022.

The fair value of contingent consideration of $15,700 determined on the acquisition date in 2018 was initially recognized as a liability and then subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of operating expenses in the accompanying condensed consolidated statements of operations.

The contingent consideration liability related to the acquisition of Runa LLC was considered a Level 3 liability, as the fair value was determined based on significant inputs not observable in the market, and recorded within other long-term liabilities in the accompanying condensed consolidated balance sheets. The Company estimated the fair value of the contingent consideration liability based on a probability-weighted present value of various future cash payment outcomes. The technique considered the following unobservable inputs as of each valuation date:

•	The probability and timing of achieving the specified milestones,

•	Revenue performance expectations, and

•	Market-based discount rates

Based on updated revenue performance expectations during the earn-out period for Runa LLC, the Company remeasured the contingent consideration as $16,400 as of June 30, 2020 and subsequently to zero at June 30, 2021 and at December 31, 2020.

The following table presents the change in contingent consideration liability during the six months ended June 30, 2021 and 2020:

	2021	2020
Balance at January 1,	$—	$(16,400)
Change in fair value of contingent consideration	—	—

Balance at June 30,	$—	$(16,400)

There were no transfers between any levels of the fair value hierarchy for any of the Company’s fair value measurements.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

10. STOCKHOLDERS’ EQUITY

Common and Treasury Stock—Each share of common stock entitles its holder to one vote on matters required to be voted on by the stockholders of the Company and to receive dividends, when and if declared by the Company’s Board of Directors.

As of June 30, 2021 and December 31, 2020, the Company held 13,640 and 2,229 shares, respectively, in treasury stock and had 9,169 and 8,535 shares, respectively, of common stock reserved for issuance upon the conversion of outstanding warrants and stock options. In January 2021, the Company entered into a Stock Purchase Agreement with RW VC S.a.r.l, f/k/ a Vita Coco S.a.r.l (the “Seller”). The Company repurchased 11,411 shares of its own common stock from the Seller at a purchase price of $4,382 per share, or an aggregate purchase price of approximately $50,000. The purchase price per share approximated the most recent third-party common stock valuation prepared in conjunction with the accounting of stock-based compensation discussed within this Note.

Warrants—The following table summarizes warrant activity for the six months ended June 30, 2021:

	Exit Warrants (a)	Service Warrants (b)	Total Warrants	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in Years)
Outstanding—December 31, 2020	63	—	63	$0.01	0.75
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Expired	—	—	—	—	—

Outstanding—June 30, 2021	63	—	63	$0.01	0.25

Exercisable—June 30, 2021	—	—	—	—	—

(a)

As of June 30, 2021 and December 31, 2020, the Company has exit warrants to purchase 63 shares of common stock at a weighted-average exercise price of $0.015 per share outstanding to certain investors. These exit warrants, expire upon the earlier of 10 years from the date of grant or the occurrence of a liquidity event, as defined in the warrant agreements. The warrants, which were issued in connection with the sale of common stock, only vest when proceeds from a liquidity event provide an annual internal rate of return of less than 30%.

(b)	As of June 30, 2021 and December 31, 2020, the Company did not have any warrants outstanding to individuals for the performance of certain marketing services.

Stock Options—The stockholders of the Company approved the adoption of the Company’s 2014 Stock Option and Restricted Stock Plan (the “Stock Option Plan”). The Stock Option Plan allowed for a maximum of 8% of the sum of the Available Equity defined as the sum of (i) the total then outstanding shares of common shares and (ii) all available stock option (i.e., granted and outstanding stock options and stock options not yet granted). Under the terms of the Stock Option Plan, the Company may grant employees, directors, and consultants stock options and restricted stock awards and has the authority to establish the specific terms of each award, including exercise price, expiration, and vesting. Generally, stock options issued pursuant to the Stock Option Plan must contain exercise prices no less than the fair value of the Company’s common stock on the date of grant and have a

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

ten-year contractual term. As of June 30, 2021 and December 31, 2020, there were 1,280 and 1,199 shares, respectively, of common stock reserved for future issuance pursuant to the Stock Option Plan. All shares awarded due to exercise of stock options are newly issued.

The Company recognized stock-based compensation expense of $1,012 and $827 for the six months ended June 30, 2021 and 2020, respectively, in selling, general, and administrative expenses.

Awards with Service-based Vesting Conditions

Most of stock option awards granted under the Stock Option Plan vest based on the continuous service. Generally, 50% of the stock options granted vest over the two years and 50% of the stock options granted vest over the four years. The following table summarizes the service-based stock option activity during the six months ended June 30, 2021:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding—December 31, 2020	7,048	4,573
Granted	654	4,631
Exercised	5	3,066
Forfeited or expired	485	4,906

Outstanding—June 30, 2021	7,212	4,556	8.0	717

Exercisable—June 30, 2021	3,999	4,497	7.4	717

The weighted average grant-date fair value of the service-based stock option awards granted during the six months ended June 30, 2021 and 2020 was $1,661 per option and $1,610 per option, respectively. The aggregate intrinsic value of service-based stock options exercised was $5 and $102 for the six months ended June 30, 2021 and 2020, respectively. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for all stock options that had exercise prices lower than the fair value of the Company’s common stock.

The fair value of the service-based stock options granted during the six months ended June 30, 2021 and 2020 pursuant to the Stock Option Plan was estimated on the grant date using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes option-pricing model were as follows:

	June 30, 2021	June 30, 2020
Weighted average expected term	6.5	5.6
Weighted average expected volatility	38%	40%
Weighted average risk-free interest rate	0.76%	0.45%
Weighted average expected dividend yield	0%	0%

Expected Term:    Represents the period that the stock-based awards are expected to be outstanding based on a contractual term and service conditions specified for the awards. The Company estimated the expected term of the options with service conditions in accordance with the

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

“simplified” method as defined in ASC 718, which enables the use of a practical expedient for “plain vanilla” share options.

Expected Volatility:    The Company has historically been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, the Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the expected term of the options.

Risk-free Interest Rate:    The risk-free interest rate was based on the yield, as of the option valuation date, by reference to the U.S. Treasury yield curve in effect at the time of the grant or the modification of the award for time periods equal to the expected term of the award.

Dividend Yield—The Company does not anticipate declaring a dividend over the expected term. As such, the dividend yield has been estimated to be zero.

Fair Value of Common Stock—Because there has been no public market for the Company’s common stock, the board of directors has determined the estimated fair value of the common stock at the time of grant of options by considering valuations performed by an independent third-party valuation specialist, which considers a number of objective and subjective factors including valuations of comparable companies, operating and financial performance, the lack of liquidity of capital stock, the likelihood of achieving an initial public offering and general and industry specific economic outlook. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The third-party common stock valuations were prepared using a combination of the income approach and market approach.

As of June 30, 2021, there was $3,216 of total unrecognized compensation cost related to unvested service-based stock options, which is expected to be recognized over a weighted-average service period of 2.5 years.

Awards with Performance and Market-based Vesting Conditions

During the six months ended June 30, 2021, the Company awarded options to purchase 470 shares of common stock of the Company containing a performance-based vesting conditions, subject to achievement of various performance goals by the end of 2021, including revenue and Adjusted EBITDA targets.

During the year ended December 31, 2020, the Company awarded options to purchase 150 shares of common stock of the Company containing a performance-based vesting conditions, subject to achievement of various performance goals by the end of 2025, including revenue and gross margin targets. In addition, during the year ended December 31, 2019, the Company awarded options to purchase 1,274 shares of common stock of the Company containing performance and market vesting conditions, such as option vesting upon occurrence of an initial public offering (“IPO”) or other qualifying liquidity event and upon achieving predetermined equity value of the Company at a time of the IPO or other qualifying liquidity event.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

The following table summarizes the performance and market-based stock option activity during the six months ended June 30, 2021:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding—December 31, 2020	1,424	4,631
Granted	470	4,631
Exercised	—	—
Forfeited or expired	—	—

Outstanding—June 30, 2021	1,894	4,631	8.6	—

None of the stock options included in the table above are exercisable at June 30, 2021.

The fair value of the awards with performance-based vesting condition was estimated using the Black-Scholes option-pricing model used for the Company’s service-based stock options and assumed that performance goals will be achieved. If such performance conditions are not met, no compensation cost is recognized and any recognized compensation cost is reversed. The weighted average grant-date fair value of the stock options with performance-based vesting condition granted during the six months ended June 30, 2021 and 2020 was $1,192 and $2,077 per option, respectively.

As of June 30, 2021, the unrecognized stock-based compensation cost related to the stock options for which performance-based vesting conditions are probable of being achieved was $884, expected to be recognized over the period of approximately 3.7 years. As of June 30, 2021, total unrecognized compensation cost related to the unvested 1,274 stock option awards containing performance and market vesting conditions was $1,225, which will be recognized when attainment of the performance and market vesting conditions becomes probable.

11. INCOME TAXES

For the six months ended June 30, 2021 and 2020, the Company recorded $3,981 and $2,352, respectively, in income tax expense in its condensed consolidated statements of operations.

In assessing the recoverability of its deferred tax assets, the Company continually evaluates all available positive and negative evidence to assess the amount of deferred tax assets for which it is more likely than not to realize a benefit. For any deferred tax asset in excess of the amount for which it is more likely than not that the Company will realize a benefit, the Company establishes a valuation allowance.

As of June 30, 2021 and December 31, 2020, there were no liabilities for income tax uncertainties. The Company is subject to income tax examinations by IRS and various state and location jurisdictions for the open tax years between December 31, 2017 to December 31, 2020.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

12. EARNINGS PER SHARE

Basic and diluted earnings per share were calculated as follows:

	Six Months Ended June 30,
	2021	2020
Numerator (in thousands):
Net income attributable to AMI	$9,442	$6,567
Denominator:
Weighted-average number of common shares used in earnings per share—basic	117,360	128,796
Effect of conversion of stock options	975	296

Weighted-average number of common shares used in earnings per share—diluted	118,335	129,092

Earnings per share—basic	$80.45	$50.99

Earnings per share—diluted	$79.79	$50.87

The vested service warrants are exercisable for little consideration and all necessary conditions have been satisfied. Accordingly, the calculation of weighted average common shares outstanding includes vested service warrants, exercisable for a value of $0.01, which consisted of zero and 20 weighted average service warrants as of June 30, 2021 and 2020, respectively.

The exit warrants, which expire upon a liquidity event and only vest when proceeds from a liquidity event provide an annual internal rate of return of less than 30%, were not considered in the basic and diluted earnings per share, as the contingency of a liquidity event has not occurred during the six months ended June 30, 2021 and 2020.

The following potentially dilutive securities, prior to the use of the treasury stock method, have been excluded from the computation of diluted weighted-average number of common shares outstanding, as they would be anti-dilutive:

	June 30,
	2021	2020
Options to purchase common stock	3,669	7,457

13. SEGMENT REPORTING

The Company has two operating and reportable segments:

•

Americas—The Americas segment is comprised primarily of US and Canada and derives its revenues from the marketing and distribution of various coconut water and non-coconut water products (e.g., oil and milk). AMI’s Guayusa leaf products (Runa) and aluminum bottle canned water (Ever and Ever) are marketed only in the Americas segment.

•

International—The International segment is comprised primarily of Europe, Middle East, and Asia Pacific, which includes the Company’s procurement arm and derives its revenues from the marketing and distribution of various coconut water and non-coconut water products.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

The Company’s Co-CEOs are the chief operating decision makers and evaluate segment performance primarily based on net sales and gross profit. All intercompany transactions between the segments have been eliminated.

Information about the Company’s operations by operating segment as of June 30, 2021 and 2020 and for the six months ended June 30, 2021 and 2020 is as follows:

	June 30, 2021
	Americas	International	Consolidated
Net sales	$150,000	$27,260	$177,260
Gross profit	46,824	6,236	53,060
Total segment assets	130,738	44,411	175,149

	June 30, 2020
	Americas	International	Consolidated
Net sales	$130,100	$23,706	153,806
Gross profit	45,985	6,949	52,934
Total segment assets	124,735	31,348	156,083

	Six Months Ended June 30,
Reconciliation	2021	2020
Total gross profit	$53,060	$52,934
Less:
Selling, general and administrative expenses	41,222	36,401

Income from operations	11,838	16,533
Less:
Unrealized (gain)/loss on derivative instruments	(3,214)	7,396
Foreign currency (gain)/loss	1,530	(362)
Interest income	(73)	(183)
Interest expense	192	752

Income before income taxes	$13,403	$8,930

Geographic Data:

The following table provides information related to the Company’s net revenues by country, which is presented on the basis of the location that revenue from customers is recorded:

Six Months Ended June 30,	2021	2020
United States	$150,000	$130,100
All other countries(1)	27,260	23,706

Net sales	$177,260	$153,806

(1)	No individual country is greater than 10% of total net sales for the six months ended June 30, 2021 and 2020.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

The following table provides information related to the Company’s property and equipment, net by country:

	June 30, 2021	December 31, 2020
United States	$1,029	$1,186
Ecuador	910	953
Singapore	341	445
All other countries(1)	204	296

Property and equipment, net	$2,484	$2,880

(1)	No individual country is greater than 10% of total property and equipment, net as of June 30, 2021 and December 31, 2020.

14. RELATED-PARTY TRANSACTIONS

Management Fees—The Company is subject to an arrangement with one of its stockholders for as long as such stockholder holds at least 5% of the Company’s capital stock. Pursuant to the terms of the amended arrangement, the Company is required to make fixed annual management fee payments of $281.

Loan to Employee—On September 18, 2019 the Company extended a five year promissory note of $17,700 to its newly appointed President, in order for him to buy 3,822 shares of All Market Inc.’s common stock in conjunction with his employment agreement. The interest on the note accrues annually at a rate of 1.78% with principal balance due at maturity. The purchase of the AMI shares occurred simultaneously with the commencement of the loan, as a result no funds were actually disbursed by AMI. The purchased AMI shares are pledged as collateral to the loan until full repayment of the principal balance. On May 18, 2020, the Company amended the interest rate on the note to 0.58%.

Distribution Agreement with Shareholder—On October 1, 2019 the Company entered into a distribution agreement with one of its stockholders, which currently extends through December 31, 2021. The distribution agreement grants the stockholder the right to sell, resell and distribute designated products supplied by the Company within a specified territory. The amount of revenue recognized related to this distribution agreement was $3,309 and $2,585 for the six months ended June 30, 2021 and 2020, respectively. The amounts due from the stockholder in Accounts Receivable, net were $872 and $575 as of June 30, 2021 and December 31, 2020, respectively. Related to this distribution arrangement, the Company and the stockholder have a service agreement where the Company shares in the compensation costs of the stockholder’s employee managing the China market. The Company recorded $80 and $57 for the six months ended June 30, 2021 and 2020, respectively, in selling, general, and administrative expense for this service agreement.

ALL MARKET INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share amounts)

15. SUBSEQUENT EVENTS

On August 17, 2021, the Company repurchased AME shares from certain minority stockholders. As a result, the noncontrolling interest in AME representing minority stockholders’ proportionate share of the equity in AME was reduced from 1.3% to 0.71%.

The Company evaluated its condensed consolidated financial statements for subsequent events through August 30, 2021, the date the condensed consolidated financial statements were available to be issued.

******

             Shares

Shares of Common Stock

, 2021

Prospectus

Goldman Sachs & Co. LLC	Credit Suisse	Evercore ISI

Wells Fargo Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by All Market Inc., or the Registrant, in connection with the sale of its common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority or FINRA, filing fee and the Nasdaq Global Select Market listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Select Market listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The registrant’s amended and restated certificate of incorporation will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all unregistered securities sold by us since January 1, 2018. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(1)    In September 2019 we issued 3,822 shares of our common stock to an existing executive officer at a price per share of $4,631 per share.

(2)    Since January 1, 2018, we have granted to our directors, officers, employees, consultants and other service providers options to purchase 8,718 shares of common stock at per share exercise prices ranging from $4,631 to $5,700 under our 2014 Plan.

(3)    We issued an aggregate of 2,509.41 shares of common stock at per share purchase prices ranging from $2,022 to $5,700 pursuant to the exercise of options by our directors, officers, employees, consultants and other service providers.

Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of the Registrant, as amended (currently in effect)

3.2*	Bylaws of the Registrant (currently in effect)

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen Stock Certificate evidencing the shares of common stock

4.2*	Form of Registration Rights Agreement, to be effective upon the closing of this offering

4.3*	Form of Investor Rights Agreement, to be effective upon the closing of this offering

5.1*	Opinion of Latham & Watkins LLP

10.1+	Amendment No. 1 to Credit Agreement, dated as of January 11, 2021, between the Registrant, Wells Fargo Bank, National Association and the guarantors party thereto.

10.2+	Amendment No. 2 to Credit Agreement, dated as of May 21, 2021, between the Registrant, Wells Fargo Bank, National Association and the guarantors party thereto.

10.3#*	2014 Stock Incentive Plan, as amended, and form of option agreements thereunder

10.4#*	2021 Incentive Award Plan and form of option agreements thereunder

10.5#*	Non-Employee Director Compensation Program

10.6#*	Form of Indemnification Agreement for Directors and Officers

10.7#*	Michael Kirban’s Employment Agreement

10.8#*	Martin Roper’s Employment Agreement

10.9#*	Jonathan Burth’s Employment Agreement

10.10#*	Kevin Benmoussa’s Employment Agreement

10.11#*	Charles Van Es’s Employment Agreement

10.12#*	Jane Prior’s Employment Agreement

10.13†	Manufacturing and Purchasing Agreement, dated as of September 17, 2012, between All Market Singapore PTE. LTD. and Century Agriculture Corporation.

10.14†*	Manufacturing and Purchasing Agreement, dated as of April 8, 2010, among the Registrant, Fresh Fruit Ingredients, Inc. and Axelum Resources Corp., as amended on March 10, 2011.

21.1	Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan.
+	Certain portions of this exhibit (indicated by “####”) have been omitted pursuant to Regulation S-K, Item 601(a)(6).
†	Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of                , State of                , on this                day of                 , 2021.

ALL MARKET INC.

By:
Martin Roper Co-Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of All Market Inc. hereby severally constitute and appoint Martin Roper and Kevin Benmoussa, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Martin Roper	Co-Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Michael Kirban	Chairman and Co-Chief Executive Officer (Principal Executive Officer)	, 2021

Kevin Benmoussa	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	, 2021

John Leahy	Director	, 2021

Ira Liran	Director	, 2021

Signature	Title	Date

Eric Melloul	Director	, 2021

Jane Morreau	Director	, 2021

Kenneth Sadowsky	Director	, 2021

John Zupo	Director	, 2021